As filed with the Securities and Exchange Commission on November 8, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________________________________________________________________________________________

FORM 20-F/A

(Amendment No. 1)

____________________________________________________________________________________________________

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________.

Commission file number: 001-39115

____________________________________________________________________________________________________

WISEKEY INTERNATIONAL HOLDING AG

(Exact name of Registrant as specified in its charter)

____________________________________________________________________________________________________

WISEKEY INTERNATIONAL HOLDING LTD

(Translation of Registrant’s name into English)

____________________________________________________________________________________________________

Canton of Zug, Switzerland	7374	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

General-Guisan-Strasse 6

CH-6300 Zug, Switzerland

(Address of principal executive offices) ____________________________________________________________________________________________________

Peter Ward
Chief Financial Officer

WISeKey International Holding AG

General-Guisan-Strasse 6

CH-6300 Zug, Switzerland

Tel: +41-22-594-3000

Fax: +41-22-594-3001

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Herman H. Raspé, Esq.
Patterson Belknap Webb & Tyler LLP

1133 Avenue of the Americas
New York, New York 10036
Tel: (212) 336-2000

____________________________________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange and on which registered
American Depositary Shares, each representing five Class B Shares, par value CHF 0.05 per share Class B Shares, par value CHF 0.05 per share*	The NASDAQ Capital Market

____________________
* Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS			1

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS			2

Item 1.	Identity of Directors, Senior Management and Advisers		4
	A.	Directors and Senior Management	4
	B.	Advisors	4
	C.	Auditors	4
Item 2.	Offer Statistics and Expected Timetable		4
Item 3.	Key Information		4
	A.	Selected Financial Data	4
	B.	Capitalization and Indebtedness	6
	C.	Reasons for the Offer and Use of Proceeds	7
	D.	Risk Factors	7
Item 4.	Information on the Company		27
	A.	History and Development of the Company	27
	B.	Business Overview	28
	C.	Organizational Structure	38
	D.	Property, Plants, and Equipment	38
Item 4A.	Unresolved Staff Comments		39
Item 5.	Operating and Financial Review and Prospects		39
	A.	Operating Results	39
	B.	Liquidity and Capital Resources	50
	C.	Research and Development, Patents and Licenses, Etc.	58
	D.	Trend Information	58
	E.	Off-Balance Sheet Arrangements	58
	F.	Tabular Disclosure of Contractual Obligations	58
Item 6.	Directors, Senior Management and Employees		59
	A.	Directors and Senior Management	59
	B.	Compensation	63
	C.	Board Practices	65
	D.	Employees	67
	E.	Share Ownership	68
Item 7.	Major Shareholders and Related Party Transactions		70
	A.	Major Shareholders	70
	B.	Related Party Transactions	71
	C.	Interests of experts and counsel	79
Item 8.	Financial Information		79
	A.	Consolidated Financial Statements and Other Financial Information	79
	B.	Significant Changes	79
Item 9.	The Listing		80
	A.	Listing Details	80
	B.	Plan of Distribution	80
	C.	Markets	80
	D.	Selling Shareholders	81
	E.	Dilution	81
	F.	Expenses of the Issue	81
Item 10.	Additional Information		81
	A.	Share Capital	81
	B.	Memorandum and Articles of Association	83
	C.	Material Contracts	103
	D.	Exchange Controls	106
	E.	Taxation	106
	F.	Dividends and Paying Agents	112
	G.	Statement by Experts	112
	H.	Documents on Display	113
	I.	Subsidiary Information	113
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		113

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

We were formed in 2015 as a holding company to incorporate, acquire, hold, and dispose of interests in national and international entities, in particular entities active in the area of security technology and related areas. Our Class B Shares, as defined below, are listed on the Swiss Exchange (SIX) since 2016. We are filing this registration statement on Form 20-F in anticipation of the listing of our American Depositary Shares (“ADSs”) on the NASDAQ Capital Market under the symbol “WKEY.” The Bank of New York Mellon, acting as depositary, will register and deliver our ADSs, each of which will represent five of our Class B Shares.

We have prepared this registration statement using a number of conventions, which you should consider when reading the information contained herein. In this registration statement, “we,” “us,” “our Company,” “the Group,” “WISeKey,” “WISeKey International Holding Ltd” and “our” shall refer to WISeKey International Holding AG and its subsidiaries, affiliates, and predecessor entities. Additionally, this registration statement uses the following conventions:

•	“$,” “US $” and “U.S. dollars” refer to the legal currency of the United States

•	“Switzerland” refers to the Swiss Confederation

•	“CHF” and “Swiss francs” refer to the legal currency of Switzerland

•	“Class A Shares” refers to our Class A Shares, par value CHF 0.01 per share

•	“Class B Shares” refers to our Class B Shares, par value CHF 0.05 per share

•	“Six” refers to the Swiss Exchange (SIX)

•	“PKI” refers to Public Key Infrastructure

•	“NASDAQ” refers to the NASDAQ Capital Market

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements reflecting our current expectations and views of the quality of our assets, our anticipated financial performance, our future growth prospects, the liquidity of our ADSs, and other future events. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, and are principally contained in the sections entitled “Item 3. Key Information,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will,” and similar expressions.

These forward-looking statements include, but are not limited to, statements relating to:

•	Our anticipated goals, growth strategies and profitability;

•	Our ability to attract new customers and retain existing customer base;

•	Our ability to attract and retain qualified employees and key personnel;

•	Our ability to develop new products and enhancements to our existing products;

•	Our ability to anticipate market needs and opportunities;

•	Our ability to prevent security breaches and unauthorized access to confidential customer information;

•	Our ability to maintain, protect and enhance our intellectual property;

•	The sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	Our ability to comply with modified or new laws and regulations relating to our industries;

•	The activities of our competitors and the introduction of competing products by our competitors;

•	How long we will qualify as an emerging growth company or a foreign private issuer;

•	The future growth of the information technology and cybersecurity industry;

•	Assumptions underlying or related to any of the foregoing;

•	Other risks and uncertainties, including those listed in this section of this Form 20-F titled “Item 3.D—Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us and are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by these forward-looking statements which are set forth in “Item 3. Risk Factors.” Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this registration statement should not be construed as exhaustive. You should read this registration statement, and each of the documents filed as exhibits to the registration statement, completely, with this cautionary note in mind, and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

For information on our directors and senior management, see “Item 6A. Directors and Senior Management.”

B.	Advisors

Our U.S. legal counsel is:

Patterson Belknap Webb & Tyler LLP

1133 Avenue of the Americas

New York, New York 10036

Our Swiss legal counsel is:

Homburger AG

Hardstrasse 201

8005 Zürich, Switzerland

C.	Auditors

Our auditors for fiscal years 2018 and 2017 are:

BDO AG

Schiffbaustrasse 2

8005 Zurich

Switzerland

Our auditors adhere to the standard established by the Public Company Accounting Oversight Board (the “PCAOB”).

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables set forth our selected consolidated financial and other data for the fiscal years ended December 31, 2017 and December 31, 2018 and are derived from our audited consolidated financial statements included elsewhere in this registration statement. The following tables also set forth our selected consolidated financial and other data for the 6 months ended June 30, 2019 and are derived from our unaudited consolidated financial statements to be included in this registration statement. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this registration statement, and the information contained in “Item 5. Operating and Financial Review and Prospects” and “Item 3D. Risk Factors.” The historical financial and other data included here and elsewhere in this registration statement should not be assumed to be indicative of our future financial condition or results of operations.

Consolidated Statement of Comprehensive Loss

	6 months ended June 30,		12 months ended December 31,
USD'000	2019 (unaudited)	2018 (unaudited)	2018	2017
Net sales	12,469	16,604	34,280	33,674
Cost of sales	(7,614)	(8,802)	(18,319)	(17,870)
Gross profit	4,855	7,802	15,961	15,804
Total operating expenses	(12,729)	(12,358)	(25,021)	(23,673)
Operating income / (loss)	(7,874)	(4,556)	(9,060)	(7,869)
Non-operating expenses	(1,202)	(663)	(795)	(2,186)
Income / (loss) from continuing operations before income tax expense	(9,076)	(5,219)	(9,855)	(10,055)
Income tax (expense)/recovery	(1)	(2)	(53)	(71)
Income/ (loss) from continuing operations, net	(9,077)	(5,221)	(9,908)	(10,126)
Income / (loss) on discontinued operations	30,484	(5,481)	(6,357)	(14,624)
Net income / (loss)	21,407	(10,703)	(16,265)	(24,750)

Less: Net income / (loss) attributable to noncontrolling interests	(361)	9	13	(483)
Net income / (loss) attributable to WISeKey International Holding AG	21,768	(10,712)	(16,278)	(24,267)

Other comprehensive income / (loss)	13	73	395	1,071
Comprehensive income / (loss)	21,420	(10,630)	(15,870)	(23,679)

Comprehensive income / (loss) attributable to noncontrolling interests	(366)	(91)	(10)	(851)
Comprehensive income / (loss) attributable to WISeKey International Holding AG	21,786	(10,538)	(15,860)	(22,828)

Consolidated Balance Sheet

	As at June 30,	As at December 31,
USD'000	2019 (unaudited)	2018	2017
Cash and cash equivalents	18,357	9,146	9,583
Restricted cash, current	2,832	618	-
Other current assets	11,701	22,354	16,488
Total current assets	32,890	32,118	26,071
Total noncurrent assets	26,002	46,335	41,085
TOTAL ASSETS	58,892	78,453	67,156

Total current liabilities	20,263	34,875	23,716
Total noncurrent liabilities	8,447	39,603	29,834
TOTAL LIABILITIES	28,710	74,478	53,550
Redeemable preferred stock	-	-	4,880
Total shareholders' equity (deficit) attributable to WISeKey shareholders	31,264	4,858	9,609
Noncontrolling interests in consolidated subsidiaries	(1,082)	(883)	(883)
Total shareholders' equity	30,182	3,975	8,726
TOTAL LIABILITIES AND EQUITY AND REDEEMABLE PREFERRED SHARES	58,892	78,453	67,156

B.	Capitalization and Indebtedness

The following table presents our cash and our consolidated capitalization and indebtedness as of June 30, 2019 on an actual basis. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this registration statement, including information in “Item 5A. Operating Results” and “Item 5B. Liquidity and Capital Resources.”

As at June 30,
USD'000 except share and per share data	2019 (unaudited)
Cash and cash equivalents	18,357
Restricted cash, current	2,832
Restricted cash, noncurrent	2,000

Total current liabilities	20,263
Total noncurrent liabilities	8,447
TOTAL LIABILITIES	28,710
Class A Shares (CHF 0.01 par value: 40,021,988 shares authorized, issued and outstanding)	400
Class B Shares (CHF 0.05 par value: 49,948,127 shares authorized, 28,824,086 shares issued and 26,868,706 shares outstanding)	1,475
Share subscription in progress	1
Treasury stock, at cost (2,088,061 shares held)	(1,510)
Additional paid-in capital	206,373
Accumulated other comprehensive income / (loss)	105
Accumulated deficit	(175,580)
Noncontrolling interests in consolidated subsidiaries	(1,082)
Total shareholders' equity	30,182
TOTAL CAPITALIZATION	58,892

The preceding table excludes 814,848 Class B Shares reserved for issuance under our equity incentive plan as of June 30, 2019 in respect of which we had outstanding options to purchase 814,848 shares at a weighted average exercise price of CHF 3.31 per share.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to our Business

Prolonged economic uncertainties or downturns could materially adversely affect our business.

Our business depends on our current and prospective customers’ ability and willingness to spend money in security applications, which in turn is dependent upon the overall economic health. Negative economic conditions in the global economy, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on information security software. Continuing economic challenges may cause our customers to re-evaluate decisions to purchase our solution or to delay their purchasing decisions, which could adversely impact our results of operations.

The future growth of the information technology and cybersecurity industry is uncertain.

Information (including cybersecurity) technology companies are generally subject to the following risks: rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and narrow profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Information technology company stocks, especially those which are Internet related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance.

Technological Change

WISeKey needs to keep pace with changing technologies in order to provide effective identification and authentication solutions. In order to be successful WISeKey needs to anticipate, and quickly react to, rapid changes occurring in communications technologies and to the development of new and improved devices and services that result from these changes. If WISeKey is unable to respond quickly and cost-effectively to changing communications technologies and devices and evolving industry standards, the existing service offering could become non-competitive and WISeKey may lose market share. For example, if the Internet is rendered obsolete or less important by faster, more efficient technologies, WISeKey will have to offer non-Internet-based solutions or it will risk losing current and potential clients. In addition, to the extent that mobile phones, pagers, personal digital assistants or other devices become important aspects of digital communications solutions, WISeKey needs to have the technological expertise to incorporate them into its security solutions. Therefore, WISeKey’s success will depend, in part, on its ability to effectively use leading technologies critical to the business, enhance its existing solutions, find appropriate technology partners, and continue to develop new solutions and technology that address the increasingly sophisticated and varied needs of its current and prospective clients and their customers and its ability to influence and respond to technological advances, emerging industry and regulatory standards and practices and competitive service offerings. WISeKey’s ability to remain technologically competitive may require substantial expenditures and lead-time. If WISeKey is unable to adapt in a timely manner to changing market conditions or customer requirements, its business, financial condition and results of operations could be seriously harmed.

WISeKey faces intense competition from companies that are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The digital security market in which we operate faces intense competition, constant innovation and evolving security threats. There are several global security companies with strong presence in this market, including VeriSign, Inc., DigiCert Inc., Entrust Datacard, Let’s Encrypt, Symantec Corporation, FireEye, Inc., Red Hat Software, VASCO Data Security International, Inc., Zix Corp, NXP Semiconductors, Infineon Technologies, STMicroelectronics and Samsung Electronics.

Some of our competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with our current security solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. Additionally, we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our security solutions. Such companies may enjoy stronger sales and service capabilities in their particular regions.

WISeKey’s competitors may have competitive advantages over us, such as:

•	greater name recognition, a longer operating history and a larger customer base;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with distribution partners and customers;

•	greater customer support resources;

•	greater resources to make acquisitions;

•	larger intellectual property portfolios; and

•	greater financial, technical and other resources.

Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. Current or potential competitors may be acquired by third parties with access to greater available resources. As a result of such acquisitions, our current or potential competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products, which would lead to increased pricing pressure on our products and could cause the average sales prices for our products to decline.

If WISeKey does not successfully anticipate market needs and enhance existing products or develop new products that meet those needs on a timely basis, WISeKey may not be able to compete effectively and WISeKey’s ability to generate revenues will suffer.

Many of our customers operate in markets characterized by rapidly changing technologies and business plans, which require them to adapt to increasingly complex digital security infrastructures to protect internal and external corporate communications. As our customers’ technologies and business plans grow more complex, we expect them to face new and increasingly sophisticated threats of security breach or counterfeiting. WISeKey faces significant challenges in ensuring that our security solutions effectively protect identities of individual customers, company information and their brands. As a result, we must continually modify and improve our products in response to changes in our customers’ technology infrastructures.

WISeKey may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis or at all. If we fail to keep up with technological changes or to convince our customers and potential customers of the value of our security solutions even in light of new technologies, our business, results of operations and financial condition could be materially and adversely affected.

WISeKey cannot guarantee that it will be able to anticipate future market needs and opportunities or be able to develop product enhancements or new products to meet such needs or opportunities in a timely manner, if at all. Even if we are able to anticipate, develop and commercially introduce enhancements and new products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.

Our product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

•	delays in releasing product enhancements or new products;

•	failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

•	inability to interoperate effectively with the existing or newly introduced technologies, systems or applications of our existing and prospective customers;

•	defects in our products;

•	negative publicity about the performance or effectiveness of our products;

•	introduction or anticipated introduction of competing products by our competitors; and

•	installation, configuration or usage errors by our customers.

If WISeKey fails to anticipate market requirements or fails to develop and introduce product enhancements or new products to meet those needs in a timely manner, that could cause us to lose existing customers and prevent us from gaining new customers, which would significantly harm our business, financial condition and results of operations.

WISeKey is subject to a number of risks associated with global sales and operations.

Business practices in the global markets that we serve may differ and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that we enter into customer contracts that include non-standard terms related to payment, warranties or performance obligations, our results of operations may be adversely impacted.

Additionally, our global sales and operations are subject to a number of risks, including the following:

•	difficulty in enforcing contracts and managing collections, as well as long collection periods;

•	costs of doing business globally, including costs incurred in maintaining office space, securing adequate staffing and localizing our contracts;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	risks associated with trade restrictions and foreign legal requirements;

•	risk of unexpected changes in regulatory practices, tariffs, tax laws and treaties;

•	compliance with anti-bribery laws;

•	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	social, economic and political instability, terrorist attacks and security concerns in general;

•	reduced or uncertain protection of intellectual property rights in some countries; and

•	potentially adverse tax consequences.

Moreover, as a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting across our global operations. To comply with the requirements of being a public company, we continuously need to undertake various actions, such as reviewing existing and implementing new internal controls and procedures and adapting accounting or internal audit staff to our changing risks and environment.

These factors could harm our ability to generate future global revenues and, consequently, materially impact our business, results of operations and financial condition.

Our research and development efforts may not produce successful products or enhancements to our security solutions that result in significant revenue or other benefits in the near future, if at all.

Investing in research and development personnel, developing new products and enhancing existing products is expensive and time consuming, and there is no assurance that such activities will result in significant new marketable products or enhancements to our products, design improvements, cost savings, revenues or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be adversely affected.

If WISeKey is unable to attract new customers, our future revenues and operating results will be harmed.

Our success depends in large part on our ability to attract new customers. The number of customers that WISeKey adds in a given period impacts both our short-term and long-term revenues. If WISeKey is unable to successfully attract a sufficient number of new customers, we may be unable to generate revenue growth.

A large amount of investment in sales and marketing and support personnel is required to attract new customers. If we are unable to convince these potential new customers of a need for our products or if we are unable to persuade them of our products’ efficacy, we may be unable to achieve growth and there may be a meaningful negative impact on future revenues and operating results.

Software errors and non-compliance may affect our reputation and our financial results.

WISeKey’s software applications are complex and there is a risk that defects or errors could arise, particularly where new versions or enhancements are released. Similarly, regulatory and industry requirements are continuously evolving and we may not be able to keep up with them. This could result in adverse consequences for us Group, such as lost revenue, a delay in market acceptance or customer claims.

If we experience security breaches, we could be exposed to liability and our reputation and business could suffer.

We operate sensitive public key infrastructure (“PKI”) platforms, retain certain confidential customer information in our secure data centers and registration systems, and our digital certificates and electronic signatures may be used by customers in mission critical applications. It is critical to our business strategy that our facilities and infrastructure remain secure and are perceived by the marketplace to be secure. We may have to expend significant time and money to maintain or increase the security of our facilities and infrastructure. Despite our security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, attacks by hackers or similar disruptive problems. It is possible that we may have to expend additional financial and other resources to address such problems. In the event of a security breach, we could face significant liability, customers could be reluctant to use our services and we could be at risk for loss of various compliance certifications needed for the operation of our businesses.

WISeKey’s reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our security solutions or the failure of our security solutions to meet customers’ expectations.

Organizations are facing increasingly sophisticated digital security threats and threats of counterfeiting. If WISeKey fails to identify and respond to new and increasingly complex methods of counterfeiting products or hacking personal and corporate digital accounts, our business and reputation will suffer. In particular, WISeKey may suffer significant adverse publicity and reputational harm if any of our products fail to perform as advertised. An actual or perceived breach of our customers’ sensitive business data, regardless of whether the breach is attributable to the failure of our products, could adversely affect the market’s perception of the efficacy of our security solutions and current or potential customers may look to our competitors for alternatives to our security solutions. Similarly, an actual or perceived failure of our product to prevent counterfeit products from being detected, regardless of whether such failure is attributable to our products, could adversely affect the market’s perception of the efficacy of our authentication solutions and could encourage current or potential customers to look to our competitors for an alternative to our products. The failure of our products may also subject us to product liability lawsuits and financial losses stemming from indemnification of our partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerability. It could also cause us to suffer reputational harm, lose existing customers or deter them from purchasing additional products and services and prevent new customers from purchasing our security solutions.

International Expansion

WISeKey’s strategy includes the international expansion of its business. The expansion into international markets may cause difficulties because of distance, as well as language and cultural differences. Other risks related to international operations include fluctuations in currency exchange rates, difficulties arising from staffing and managing foreign operations, legal and regulatory requirements of different countries, potential political and economic instability, and overlapping or differing tax laws. Management cannot assure that it will be able to market and operate WISeKey’s services successfully in foreign markets, select appropriate markets to enter, open new offices efficiently or manage new offices profitably. If WISeKey is not successful in accessing new markets, its results of operations and financial condition could be materially and adversely affected.

If WISeKey is unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Any of our employees may terminate their employment at any time. Competition for highly skilled personnel is frequently intense. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or have divulged proprietary or other confidential information. Further, the training and integration of new employees requires allocation of a significant amount of internal resources and, even if we make this investment, there is no guarantee that existing or new personnel will remain or become productive members of our team. Our inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in sales & marketing and research & development, may seriously harm our business, financial condition and results of operations.

Furthermore, WISeKey’s performance depends on favorable labor relations with our employees and compliance with labor laws in the countries where we have employees and plans to hire new employees. Any deterioration of current relations or increase in labor costs due to our compliance with labor laws could adversely affect our business.

Dependence on key personnel and loss of such key personnel may have a negative impact on the operations and profitability of WISeKey.

Our future success depends in part on the continued service of our key personnel, particularly, the members of our senior management. We have employment agreements with our key personnel, but these do not prevent such personnel from choosing to leave the Company.

One of the cryptographic rootkeys used by WISeKey is owned by the Organisation Internationale pour la Sécurité des Transactions Electroniques OISTE. The Organisation Internationale pour la Sécurité des Transactions Electroniques OISTE has granted us a perpetual license to exclusively use the cryptographic rootkey. A termination of the license agreement would present a threat to WISeKey’s existing business model.

The cryptographic rootkey used by WISeKey is owned by the Organisation Internationale pour la Sécurité des Transactions Electroniques OISTE (“OISTE”) acting as a trusted third party and not-for-profit entity in charge of ensuring that the Root of Trust (the “RoT”) remains neutral and trusted. The name of the RoT is OISTE/WISeKey, as shown in all major current browsers that embed the rootkey. Three members of the three-member foundation board of OISTE are WISeKey board members. Members of the foundation board of OISTE are appointed by a policy authorizing authority (the “Policy Authorizing Authority” or “PAA”), whose members are international organizations, governments and large corporations that use the OISTE/WISeKey RoT. OISTE has granted us a perpetual license to exclusively use the cryptographic rootkey and develop technologies and processes based on OISTE’s trust model. The perpetual license agreement can only be terminated under limited circumstances, including if WISeKey were to move from the trust model developed by OISTE and/or changing the location of the RoT from Switzerland to another country. A termination of the license agreement would present a threat to WISeKey’s current trust model.

Services offered by our PKI business rely on the continued integrity of public key cryptography technology and algorithms that may be compromised or proven obsolete over time.

Services offered by our PKI business are based on public key cryptography technology. With public key cryptography technology, a user possesses a public key and a private key, both of which are required to perform encryption and decryption operations. The security afforded by this technology depends on the integrity of a user’s private key and ensuring that it is not lost, stolen or otherwise compromised. Advances in attacks on cryptographic algorithms and technology may weaken their effectiveness, and significant new technology requirements may be imposed by root distribution programs that require us to make significant modifications to our systems or to reissue digital certificates to some or all of our customers, which could damage our reputation or otherwise harm our business. Severe attacks on public key cryptography could render PKI services in general obsolete or unmarketable.

Financial Risks

WISeKey has entered, and expects to continue to enter, into joint venture agreements and these activities involve risks and uncertainties.

WISeKey has entered, and expects to continue to enter, into joint venture agreements in order to effectively grow its revenue and penetrate certain geographic regions. Entering into joint venture agreements or other similar forms of partnership involves risks and uncertainties, including the risk that the partners that we enter into joint ventures with will not have the market connections that we expect them to bring to the joint venture. Additionally, there is a risk that a given joint venture could fail to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments. Further, since we may not exercise control over our current or future joint ventures, we may not be able to require our joint ventures to take the actions that we believe are necessary to implement our business strategy. Additionally, differences in views among joint venture participants may result in delayed decisions or failures to agree on major issues. If any of these difficulties cause any of our joint ventures to deviate from our business strategy, or if this leads any of our joint ventures to fail to attract the customer base that we project it to attract, our results of operations could be materially adversely affected.

WISeKey is exposed to risks associated with acquisitions and investments.

We have made, and in the future may make, acquisitions of or investments in existing companies or existing or new businesses. Most recently, we have acquired all issued and outstanding equity interest in WISeKey Semiconductors SAS (formerly VaultIC SAS) and an equity investment of approximately 22% of common stock deemed outstanding in Tarmin, Inc.

Acquisitions and investments involve numerous risks that vary depending on their scale and nature, including, but not limited to:

•	diversion of management’s attention from other operational matters;

•	inability to complete proposed transactions as anticipated or at all (and any ensuing obligation to pay a termination fee or other costs and expenses);

•	the possibility that the acquired business will not be successfully integrated or that anticipated cost savings, synergies or other benefits will not be realized;

•	the acquired business or strategic partnership may lose market acceptance or profitability;

•	a decrease in our cash or an increase in our indebtedness, including security interests that may have to be constituted as part of the acquisition indebtedness, may limit our ability to access additional capital when needed;

•	failure to commercialize purchased technologies, intellectual property rights or partnered solutions;

•	initial dependence on unfamiliar supply chains or relatively small supply partners;

•	inability to obtain and protect intellectual property rights in key technologies;

•	incurrence of unexpected liabilities; and

•	loss of key personnel and clients or customers of acquired businesses.

In addition, if WISeKey is unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and WISeKey may not be able to manage the process successfully. WISeKey may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. WISeKey may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition. The sale of equity or incurrence of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

WISeKey has a history of losses and may not achieve profitability in the future.

WISeKey has invested substantial amounts of financial resources so far on its acquisitions, brand technology and market position. We have not been profitable since our inception and we had, on a consolidated level, an accumulated cumulative loss of USD 197,348,528 as of December 31, 2018 and USD 175,579,784 as of June 30, 2019. In the past, we made significant investments in our operations which have not resulted in corresponding revenue growth and, as a result, increased our losses. WISeKey expects to make significant future investments to support the further development and expansion of our business and these investments may not result in increased revenue or growth on a timely basis or at all.

WISeKey may also incur significant losses in the future for a number of reasons, including slowing demand for our products and services, increasing competition, weakness in the software and security industries generally, as well as other risks described herein, and we may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors. If WISeKey incurs losses in the future, we may not be able to reduce costs effectively because many of our costs are fixed. In addition, to the extent that we reduce variable costs to respond to losses, this may affect our ability to attract customers and grow our revenues. Accordingly, WISeKey may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future.

Certain of the Company’s large shareholders, including if acting in concert, may be able to exert significant influence on the Company and their interests may conflict with the interests of its other shareholders.

Our founder, Carlos Moreira, holds more than 50% of the Company’s voting rights. Further, all holders of the Class A Shares represent approximately 58% of the Company’s voting rights. Our founder, or if the holders of Class A Shares were to act in concert with each other, the holders of the Class A Shares would be able to exert significant influence over certain matters, including matters that must be resolved by the general meeting of shareholders, such as the election of members to the board of directors or the declaration of dividends or other distributions. To the extent that the interests of these shareholders may differ from the interests of the Company’s other shareholders, the Company’s other shareholders may be disadvantaged by any actions that these shareholders may seek to pursue.

The market for and price of Class B Shares and our ADSs may be highly volatile.

Prior to the listing of the ADSs on the NASDAQ Capital Market, there has not been a public market in the United States for our Class B Shares, and an active market has not developed for the ADSs, which have been quoted on the Over-the-Counter (OTC) market since May 2018. An active trading market may not develop following listing on the NASDAQ Capital Market. You may not be able to sell your ADSs quickly or at the market price if trading in the ADSs is not active.

The market price of Class B Shares and our ADSs may be highly volatile and may be affected negatively by events involving us, our competitors, the software and security industry, or the financial markets in general. Furthermore, investors might not be able to resell their Class B Shares and our ADSs at the price at which they were purchased or at a higher price or at all. Factors that could cause this volatility in the market price of Class B Shares and our ADSs include, but are not limited to:

•	our operating and financial results;

•	future announcements concerning our business;

•	changes in revenue or earnings estimates and recommendations by securities analysts;

•	changes in our business strategy and operations;

•	changes in our senior management or board of directors;

•	speculation of the press or the investment community;

•	disposals of Class B Shares by shareholders;

•	actions of competitors;

•	our involvement in acquisitions, strategic alliances or joint ventures;

•	regulatory factors;

•	arrival and departure of key personnel;

•	investment community views on technology stock;

•	liquidity of the Class B Shares and our ADSs; and

•	general market, economic and political conditions.

In addition, securities markets in general have from time to time, and in particular in recent years, experienced significant price and volume fluctuations. Such fluctuations, as well as the economic environment as a whole, can have a substantial negative effect on the market price of our securities, regardless of our operating results or our financial position. Any such broad market fluctuations may adversely affect the trading price of our securities.

Our securities will be traded on more than one market or exchange and this may result in price variations.

Our Class B Shares have been trading on the SIX since March 2016. The ADSs have been quoted on the Over-the-Counter market (OTC) since May 2018. We have applied to list the ADSs on the NASDAQ Capital Market. Trading in Class B Shares and ADSs, as applicable, on these markets will take place in different currencies (U.S. dollars on the NASDAQ Capital Market and Swiss francs on the SIX), and at different times (resulting from different time zones, trading days, and public holidays in the United States and Switzerland). The trading prices of our Class B Shares and ADSs on these two markets may differ due to these and other factors. Any decrease in the price of our Class B Shares on the SIX could cause a decrease in the trading price of the ADSs on the NASDAQ Capital Market. In addition, the opening price of our ADSs may have little or no relationship to the historical sales prices of the Class B Shares on the SIX or to trading prices of the ADSs on the OTC. The trading price of the ADSs may also fluctuate following the initial listing on the NASDAQ Capital Market.

Future sales or issuances, or the possibility or perception of future sales or issuances, of a substantial number of Shares could cause the market price of our Class B Shares or the ADSs to fall.

The market price of our Class B Shares or ADSs could decline as a result of sales of a large number of Class B Shares in the public market in the future or the possibility or perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to issue equity securities in the future at a time and price that it deems appropriate.

Further, the Company may choose to raise additional capital by issuing additional Class B Shares, depending on market conditions or strategic considerations. In particular, under our Articles of Association, the board of directors is authorized to issue up to 8,881,829 new Class B Shares at any time until May 25, 2020 and thereby increase the Company’s share capital without further shareholder approval. After May 25, 2020 (and each subsequent two-year period), the shareholders may re-approve this authorization. Further, our Articles of Association provide for a conditional share capital based on which the Company is authorized to issue up to 11,840,090 new Class B Shares, corresponding to CHF 592,004.50 in par value. Since May 14, 2019, the date of reference for the last formal recording in the Articles and the commercial register of the Canton of Zug, Switzerland, an aggregate number of 1,203,449 Class B Shares has been issued out of the Company’s conditional share capital as at June 30, 2019. As a result, the available conditional share capital of the Company, as of June 30, 2019, amounted to CHF 531,832.05, corresponding to the issuance of 10,636,641 Class B Shares. Among other things, the Company’s conditional share capital could be used in connection with the issuance of securities that are convertible into Class B Shares. To the extent that additional capital is raised through the issuance of Class B Shares or other securities that are convertible into Class B Shares, the issuance of such securities could dilute the Company’s shareholders’ interest in the Company.

On January 19, 2016, the Company entered into a share subscription facility agreement (the “SFF”) with GEM Global Yield Fund LLC SCS and GEM Investments America, LLC (collectively referred to as “GEM”), according to which the Company has the right, at any date after the date on which the Class B Shares are listed on the SIX, during the period expiring on the earlier of (i) January 19, 2021 and (ii) the date on which GEM has subscribed for Class B Shares with an aggregate subscription price of CHF 60,000,000, to request GEM, in one or several steps, to subscribe for Class B Shares up to an aggregate subscription amount of CHF 60,000,000. After draw-downs made under this facility in June, August and December 2017 in the aggregate amount of CHF 3,905,355, the remaining amount available for draw-down is CHF 56,094,645 as at June 30, 2019. The subscription price for each subscription request of the Company corresponds to 90% of the average of the closing bid prices for Class B Shares on the SIX (as adjusted for variations) as reported by Bloomberg during the respective pricing period. If the Company elects to exercise its rights under the SSF, the issuance of Class B Shares would dilute the Company’s shareholders’ interest in the Company. As of June 30, 2019, the remaining amount available for draw-down by the Company is CHF 56,094,645 and the estimated maximum number of Class B Shares deliverable under the SFF is 25,336,334 Class B Shares at CHF 2.2140 per Class B Share (calculated based on the closing price of a Class B Share on June 28, 2019 of CHF 2.46 per Class B Share, discounted by 10%). The actual price, at which the Company may draw-down under the SFF is subject to change, and, therefore, the number of Class B Shares deliverable to GEM may vary.

In connection with the SFF, on May 06, 2016, the Company granted to GEM 1,459,127 options (the “GEM Options”) for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the GEM Options at June 30, 2019 is 1,459,127 Class B Shares. The GEM Options may be exercised by GEM at any time on or before May 6, 2021, at an exercise price per GEM Option initially set to CHF 8.85432 per Class B Share (the “GEM Initial Exercise Price”). The GEM Initial Exercise Price may be adjusted using certain agreed-upon formulae more fully described in Item 10.C -- Material Contracts – Options Issued to GEM. The Class B Shares issued to GEM in connection with the GEM Options would be issued out of the Company’s conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of GEM Options will dilute the Company’s shareholders’ interests in the Company.

On February 8, 2018 the Company entered into a Standby Equity Distribution Agreement, as amended on September 28, 2018 (the “SEDA”) with YA II PN, Ltd., a fund managed by Yorkville Advisors Global LLC (collectively referred to as “Yorkville”). Pursuant to the SEDA, the Company has the right, at any time during a three-year period, to request Yorkville, in one or several steps, to subscribe for Class B Shares up to an aggregate subscription amount of CHF 50,000,000. After draw-downs made by WISeKey under the SEDA in June, November and December 2018 in the aggregate amount of CHF 1,999,992.06, the remaining amount available for draw-down is CHF 48,000,007.94 as at June 30, 2019. Provided that a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make draw-downs under the SEDA at its discretion by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 each, subject to certain exceptions and limitations (including the exception that a draw down request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The subscription price for each subscription request of the Company corresponds to 93% of the lowest daily weighted average share price (the “VWAP”) of a Class B Share, as traded and quoted on the SIX, over the five trading days following the draw-down request by WISeKey. If the Company elects to exercise its rights under the SEDA, the issuance of Class B Shares would dilute the Company’s shareholders’ interest in the Company. As of June 30, 2019, the remaining amount available for draw-down by the Company under the SEDA is CHF 48,000,007.94 (USD 49,170,536) and, as of June 30, 2019, the estimated maximum number of Class B Shares deliverable under the SEDA is 20,979,024 Class B Shares at CHF 2.288 per Class B Share (calculated based on the closing price of a Class B Share on June 28, 2019 of CHF 2.46 per Class B Share, discounted by 7%). The actual price, at which the Company under the SEDA may draw-down under the SEDA is subject to change, and, therefore, the number of Class B Shares deliverable to Yorkville may vary.

On September 28, 2018, WISeKey entered into a convertible loan agreement (“Crede Convertible Loan Agreement”) with Crede CG III, Ltd., Hamilton, Bermuda (“Crede”), pursuant to which Crede committed to grant a loan to WISeKey in the amount of USD 3,000,000 (the “Crede Principal Amount”). The Crede Principal Amount will mature on October 30, 2020 (“Crede Maturity”). The Crede Principal Amount is to be repaid through the delivery of such number of Class B Shares, as corresponds to the quotient of the Crede Principal Amount then outstanding and a conversion price corresponding to 93% of the average of the two lowest daily VWAPs of a Class B Share, as traded and quoted on the SIX during the ten trading days immediately preceding the relevant conversion date, converted into USD at the relevant exchange rate. Crede may request a conversion of the Crede Principal Amount, in parts or in full, at any time before the Maturity Date. The loan granted in accordance with the Crede Convertible Loan Agreement bears interest at a yearly rate of 10% (the “Crede Interest”). WISeKey has the right, at its discretion, to pay Crede Interest accrued on the outstanding Crede Principal Amount in cash or by delivery of such number of Class B Shares as corresponds to the quotient of the respective Crede Interest payment amount and a conversion price corresponding to 93% of the average of the two lowest daily VWAPs of a Class B Share, as traded and quoted on the SIX during the ten trading days immediately preceding the relevant conversion date, converted into USD at the relevant exchange rate. After conversions in January and February 2019, as requested by Crede, representing an aggregate repayment amount of USD 618,183.28, the remaining Crede convertible loan amount outstanding is USD 2,381,816.72 as at June 30, 2019. The conversion of the Crede Principal Amount and, if applicable, the Crede Interest, into Class B Shares will dilute the Company’s shareholders’ interest in the Company. The number of Class B Shares deliverable by the Company to Crede in connection with conversions of the Crede Principal Amount and the Crede Interest will depend on the applicable conversion price. As of June 30, 2019, the estimated maximum number of Class B Shares deliverable by the Company under the Crede Convertible Loan Agreement (for payment of Crede Principal Amount and maximum Crede Interest until maturity) is 1,170,529 Class B Shares (calculated based on the closing price of a Class B Share on the SIX on June 28, 2019 of CHF 2.46 per Class B Share discounted by 7% and converted into USD at the relevant exchange rate). Note that the actual price at which Crede may convert the Crede Principal Amount and at which the Company may convert the Crede Interest into Class B Shares is subject to change, and, as a consequence, the number of Class B Shares deliverable to Crede may vary. As of June 30, 2019, the Company held 2,088,061 Class B Shares in treasury, either directly or through a subsidiary, in order to be able to comply with its obligations under the Crede Convertible Loan Agreement (including the conversion of the Crede Principal Amount and the Crede Interest into Class B Shares).

In connection with the Crede Convertible Loan Agreement, on September 28, 2018, the Company granted to Crede 408,247 options (the “Crede Options”) for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Crede Options as of June 30, 2019 is 408,247 Class B Shares. The Crede Options may be exercised by Crede at any time on or before October 29, 2021, at an exercise price per Crede Option equal to CHF 3.84 per Class B Share. The Class B Shares issued to Crede in connection with the Crede Options would be issued out of the Company’s conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of Crede Options will dilute the Company’s shareholders’ interests in the Company.

On June 27, 2019, WISeKey entered into a convertible loan agreement (“Yorkville Convertible Loan Agreement”) with YA II PN, Ltd., a fund managed by Yorkville, pursuant to which Yorkville committed to grant a loan to WISeKey in the amount of USD 3,500,000 (the “Yorkville Principal Amount”). The Yorkville Convertible Loan Agreement is repayable in monthly cash instalments starting August 01, 2019 up until its maturity on August 01, 2020. The loan granted in accordance with the Yorkville Convertible Loan Agreement bears interest at a yearly rate of 6% (the “Yorkville Interest”). Yorkville, at its sole discretion, may elect to request that any amount due and outstanding, be it principal or interests, be paid in Class B Shares using a conversion price of CHF 3.00 per Class B Share (the “Initial Conversion Price”) and, as exchange rate, any publicly available sport rate of exchange selected by Yorkville in the New York foreign exchange market at the applicable date. The Initial Conversion Price may be adjusted using certain agreed-upon formulae in case of (a) an increase of capital by means of capitalization of reserves, profits or premiums by distribution of WISeKey shares, or division or consolidation of WISeKey shares; (b) an issue of WISeKey shares or other securities by way of conferring subscription or purchase rights; (c) spin-offs and capital distributions other than dividends; and (d) dividends. As of June 30, 2019, WISeKey has not made any repayment of the principal amount, therefore the remaining Yorkville convertible loan amount outstanding is USD 3,500,000. The conversion of the Yorkville Principal Amount and, if applicable, the related interest, into Class B Shares will dilute the Company’s shareholders’ interest in the Company. The number of Class B Shares deliverable by the Company to Yorkville in connection with conversions of the Yorkville Principal Amount and the Yorkville Interest will depend on the applicable conversion price. Based on the Initial Yorkville Conversion Price on the date of execution of the Yorkville Convertible Loan Agreement (CHF 3.00) converted into USD at the relevant exchange rate, the estimated maximum number of Class B Shares deliverable under the Yorkville Convertible Loan Agreement (for the payment of Yorkville Principal Amount outstanding as at June 30, 2019 and Yorkville Interest until maturity) is 1,183,618.00 Class B Shares. Note that the actual price at which Yorkville may convert the Yorkville Principal Amount and Yorkville Interest into Class B Shares is subject to change, and, as a consequence, the number of Class B Shares deliverable to Yorkville may vary.

In connection with the Yorkville Convertible Loan Agreement, on June 27, 2019, the Company granted to Yorkville 500,000 options (the “Yorkville Options”) for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Yorkville Options as of June 30, 2019 is 500,000 Class B Shares. The Yorkville Options may be exercised by Yorkville at any time on or before June 27, 2022, at an exercise price per Yorkville Option initially set to CHF 3.00 per Class B Share (the “Yorkville Initial Exercise Price”). The Yorkville Initial Exercise Price may be adjusted using certain agreed-upon formulae more fully described in Item 10C – Contracts – Options Issued to Yorkville. The Class B Shares issued to Yorkville in connection with the Yorkville Options would be issued out of the Company’s conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of Yorkville Options will dilute the Company’s shareholders’ interests in the Company.

Our financial results may be affected by fluctuations in exchange rates.

Due to the broad scope of our international operations, a portion of our revenue and our expenses are denominated in currencies other than USD, our reporting currency. As a result, our business is exposed to transactional and translational currency exchange risks caused by fluctuations in exchange rates among those different currencies.

The functional currency of most of our operating subsidiaries is the applicable local currency. The translation from the applicable functional currencies into our reporting currency is performed for balance sheet accounts using exchange rates in effect at the balance sheet date, and, for the statement of operations accounts, using average exchange rates prevailing during the relevant period. Functional currency exchange rates for our operating subsidiaries have in the past, and may in the future, fluctuate significantly against the USD. Because we prepare our consolidated financial statements in USD, these fluctuations may have an effect both on our results of operations and on the reported value of our assets, liabilities, revenue and expenses as measured in USD, which in turn may significantly affect reported earnings, either positively or negatively, and the comparability of period-to-period results of operations.

In addition to currency translation risks, we are exposed to currency transaction risks. Currency transaction risk is the risk that the domestic currency value of a future foreign currency denominated cash flow (payments or receipts from a committed or uncommitted contract or credit facility) varies as a direct result of changes in exchange rates. Fluctuations in currencies may adversely impact our ability to compete on a global basis and our results of operations and our financial condition.

Our operating results can vary significantly due to the impairment of goodwill and other tangible and intangible assets due to changes in the business environment.

Our operating results can also vary significantly due to impairments of intangible assets, including goodwill, and other fixed assets. As of December 31, 2018, the value of our goodwill as recorded on our balance sheet was USD 8,316,882 and the value of acquired technologies and other intangible assets was USD 1,132,051, net of impairment and amortization. As of June 30, 2019, the value of our goodwill as recorded on our balance sheet was USD 8,316,882 and the value of acquired technologies and other intangible assets was USD 862,665, net of impairment and amortization. Because the market for our products is characterized by rapidly changing technologies, our future cash flows may not support the value of goodwill and other intangibles recorded in our consolidated financial statements. According to U.S. GAAP, we are required to annually test our recorded goodwill and indefinite-lived intangible assets, if any, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, we could be required to book impairment charges in our statement of operations if the carrying value is greater than the fair value. The amount of any potential impairment is not predictable.

Factors that could trigger an impairment of such assets include, but are not limited to, the following:

•	underperformance relative to projected future operating results;

•	negative industry or economic trends, including changes in borrowing rates or weighted average cost of capital;

•	applicable tax rates;

•	changes in working capital;

•	the market multiples utilized in our fair value calculations;

•	changes in the manner or use of the acquired assets or the strategy for our overall business; and

•	changes in our organization or management reporting structure, which could require greater aggregation or disaggregation in our analysis by reporting unit and potentially alternative methods/ assumptions of estimating fair values.

Any potential future impairment, if required, could have a material adverse effect on our business, financial condition and results of operations.

We may need additional capital in the future and it may not be available on terms favorable to us or at all.

We may require additional capital in the future to do, among other things, the following:

•	fund our operations;

•	finance investments in equipment and infrastructure needed to maintain our manufacturing capabilities;

•	enhance and expand the range of products and services we offer;

•	respond to potential strategic opportunities, such as investments, acquisitions and expansions; and

•	service or refinance other indebtedness.

Our ability to obtain external financing in the future is subject to a variety of uncertainties, including: (i) our financial condition, results of operations and cash flows, and (ii) general market conditions for financing activities.

The terms of available financing may also restrict our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could have a material adverse effect on our business, financial condition and results of operations.

The Company is a holding company with no direct cash generating operations and relies on its subsidiaries to provide it with funds necessary to pay dividends to shareholders.

The Company is a holding company with no significant assets other than the equity interests in its subsidiaries. The Company’s subsidiaries own substantially all the rights to its revenue streams. The Company has no legal obligation to, and may not, declare dividends or other distributions on its shares. The Company’s ability to pay dividends to its shareholders depends on the availability of sufficient legally distributable profits from previous years, which depends on the performance of its subsidiaries and their ability to distribute funds to the Company, and/or on the availability of distributable reserves from capital contributions at the Company level, and on the need for shareholder approval.

The ability of a subsidiary to make distributions to the Company could be affected by a claim or other action by a third party, including a creditor, or by laws which regulate the payment of dividends by companies. In addition, the subsidiaries’ ability to distribute funds to the Company depends on, among other things, the availability of sufficient legally distributable profit of such subsidiaries. The Company cannot offer any assurance that legally distributable profit or reserves from capital contributions will be available in any given financial year.

Even if there is sufficient legally distributable profit or reserves from capital contributions available, the Company may not be able to pay a dividend or distribution of reserves from capital contributions for a variety of reasons. Payment of future dividends and other distributions will depend on our liquidity and cash flow generation, financial condition and other factors, including regulatory and liquidity requirements, as well as tax and other legal considerations.

Legal Risks

We are subject to anti-takeover provisions.

Our Articles and Swiss law contain provisions that could prevent or delay an acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions may also adversely affect prevailing market prices for our Class B Shares and our ADSs. These provisions provide, among other things:

•	an opting-out from the obligation of an acquirer of Shares to make a public offer pursuant to article 135 and 163 of the Swiss Financial Market Infrastructure Act, including its implementing directives, circulars and other regulations (the “FMIA”);

•	that the share capital is divided into different classes of shares, of which only Class B Shares are listed on the SIX, whereas Class A Shares are not listed and tradable. Class A Shares have privileged voting rights attached to them;

•	that the Board is currently authorized, at any time until May 25, 2020, to issue up to 8,881,829 new Class B Shares and to limit or withdraw the pre-emptive rights of existing shareholders in various circumstances;

•	that any shareholder who is entitled to propose any business or to nominate a person or persons for election as member of the Board at an annual meeting may only do so if advance notice is given to the Company;

•	that a merger or demerger transaction requires the affirmative vote of the holders of at least two-thirds of voting rights and an absolute majority of the par value of the shares, each as represented (in person or by proxy) at the general meeting of shareholders and the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares entitled to vote at a general meeting of shareholders; and

•	that any action required or permitted to be taken by the holders of shares must be taken at a duly called annual or extraordinary general meeting of shareholders of the Company.

Our Class A Shares benefit from a voting privilege over our Class B Shares

Our Class A Shares have a lower par value than our Class B Shares. As a result, relative to the investment required to acquire Class A Shares, the holders of Class A Shares benefit from a limited voting privilege, as one Class A Share grants its holder the same voting right as the higher par value Class B Shares. This is because voting rights attached to our shares are attributed to their holders based on the number of shares held, and not on the par value or the relative investment amount required to acquire Class A Shares and Class B Shares, respectively.

The voting privilege of Class A Shares would be diluted upon any issuance of new Class B Shares without concurrent proportionate issuance of new Class A Shares. Since the Company's initial listing of the Class B Shares on SIX Swiss Exchange in 2016, the Company has only issued new Class B Shares, without concurrently issuing new Class A Shares, thus effectively reducing the original voting right privilege associated with holding Class A Shares.

However, the above voting privilege attributed to the Class A Shares does not apply to (i) shareholder resolutions on certain specific matters (see Item 10B -Memorandum and Articles of Association - Dual Voting Rights) and (ii) to the extent that Swiss corporate law requires that a shareholder resolution be adopted with a majority of (A) two-thirds of the voting rights attached to, and (B) the absolute majority of the par value of, the shares, each as represented at the relevant meeting (see also Item 10B-Memorandum and Articles of Association - Voting Requirements).  To the extent shareholder resolutions require as the relevant majority standard a majority of the par value of the shares, Class A Shares have less voting power than the Class B Shares.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate, including tax rules limiting the deductibility of interest expense, could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We operate in various jurisdictions. Consequently, we are subject to changes in applicable tax laws, treaties or regulations in the jurisdictions in which we operate, which could include laws or policies directed toward companies organized in jurisdictions with low tax rates. A material change in the tax laws or policies, or their interpretation, of any country in which we have significant operations, or in which we are incorporated or resident, including the limitation of deductibility of interest expense, could result in a higher effective tax rate on our worldwide earnings and such change could be significant to our financial results.

We may become exposed to costly and damaging intellectual property or liability claims, and our product liability may not cover all damages from such claims.

We are exposed to potential intellectual property or product liability claims. We currently have not been involved in any such legal proceedings. However, the current and future use of our products may expose us to such claims. Any claims made against us, regardless of their merit, could be difficult and costly to defend, and could compromise the market acceptance of our products and any prospects for future products. Such legal proceedings could have a material adverse effect on our business, financial condition, or results of operations.

If WISeKey is unable to adequately protect its proprietary technology and intellectual property rights, its business could suffer substantial harm.

Our intellectual property rights are important to our business. We rely on a combination of confidentiality clauses, trade secrets, copyrights and trademarks to protect our intellectual property and know-how. In addition, we have filed a number of applications for patents to protect our technologies and have been granted two patents in Switzerland for the company’s verification and authentication of valuable objects on the Internet in connection with technology involving the internet of things (“IoT”) when connecting to each other or to the cloud. Further, in connection with the acquisition of WISeKey Semiconductors SAS from Inside Secure SA, we have acquired 39 patent families.

The steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create solutions and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our solutions may be unenforceable under the laws of certain jurisdictions.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to our proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions. Additionally, we may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including but not limited to our trademarks and patent applications. While we aim to acquire adequate protection of our brand through registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar brands for solutions that also address the cybersecurity, authentication or mobile application markets. Additionally, the process of seeking patent protection can be lengthy and expensive. Any of our pending or future patent or trademark applications, whether challenged or not, may not be issued with the scope of the claims we seek, if at all.

From time to time, we may discover that third parties are infringing, misappropriating or otherwise violating our intellectual property rights. However, policing unauthorized use of our intellectual property and misappropriation of our technology is difficult and we may therefore not always be aware of such unauthorized use or misappropriation. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop solutions with the same or similar functionality as our solutions. If competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if such competitors are able to develop solutions with the same or similar functionality as ours without infringing our intellectual property, our competitive position and results of operations could be harmed and our legal costs could increase.

WISeKey may incur fines or penalties, damage to its reputation or other adverse consequences if its employees, agents or business partners violate, or are alleged to have violated, anti-bribery, competition or other laws.

WISeKey’s internal controls may not always protect us from reckless or criminal acts committed by our employees, agents or business partners that would violate Swiss, U.S. or other laws, including anti-bribery, competition, trade sanctions and regulations and other related laws. Any such improper actions could subject WISeKey to administrative, civil or criminal investigations in the competent jurisdictions, could lead to substantial civil or criminal monetary and non-monetary penalties against WISeKey or our subsidiaries, and could damage our reputation. Even the allegation or appearance of WISeKey’s employees, agents or business partners acting improperly or illegally could damage our reputation and result in significant expenditures in investigating and responding to such actions.

We could be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

As WISeKey continues to expand products, partnerships, sales and distribution, the risk of being involved in legal proceedings will invariably increase. While WISeKey has successfully avoided being involved in legal proceedings in the past, it may not be able to do so in the future. Legal proceedings, especially when involving intellectual property rights and product liability, may have material adverse effects on WISeKey’s financial condition, results of operations and cash flows.

We process and store personal information, which subjects us to data protection laws and contractual commitments, and our actual or perceived failure to comply with such laws and commitments could harm our business.

The personal information we process is subject to an increasing number of laws regarding privacy and data protection, as well as contractual commitments. Any failure or perceived failure by us to comply with such obligations may result in governmental enforcement actions, fines, or cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

Risks Related to our ADSs

As a foreign private issuer, we are permitted to rely on exemptions from certain corporate governance standards.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NASDAQ Capital Market corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares and the ADSs.

We are exempted from certain corporate governance requirements of the NASDAQ Capital Market by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the NASDAQ Capital Market. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act”);

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NASDAQ Capital Market.

As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders and ADS holders than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, our shareholders and ADS holders may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

We are an “emerging growth company”, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.

We are an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors. We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the ADSs less attractive because of our reliance on some or all of these exemptions. If investors find the ADSs less attractive, it may adversely affect the price of the ADSs and there may be a less active trading market for the ADSs.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the United States Securities and Exchange Commission, or SEC) or more;

•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or

•	the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently-completed second fiscal quarter.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We plan to take advantage of the extended transition period under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards and therefore our financial statements may not be comparable to companies that comply with public company effective dates.

The requirements of being a public company may strain our resources and distract our management.

Following the listing of the ADSs on the NASDAQ Capital Market, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us, either or both of which could have a negative effect on our business, financial condition and results of operations.

As a public company, we will be subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act and the listing and other requirements of the NASDAQ Capital Market. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial performance. The Sarbanes-Oxley Act requires that we maintain disclosure controls and procedures and internal control over financial reporting. To improve the effectiveness of our disclosure controls and procedures and our internal control over financing reporting, we will need to commit significant resources and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management's attention from other business concerns and we will incur significant legal, accounting and other expenses that we did not have prior to the listing on the NASDAQ Capital Market, which could have a material adverse effect on our business, financial condition and results of operations.

We have never paid dividends on our share capital, and we do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital. We do not anticipate paying cash dividends on our shares in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends and will depend on our financial condition, operating results, capital requirements, distributable profits and/or distributable reserves from capital contributions, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of our securities will be your sold source of gain for the foreseeable future.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our Class B Shares provides that, to the fullest extent permitted by applicable law, ADSs holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class B Shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary's compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary oppose a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. The enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcome than a trial by jury would have had, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or our ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Your voting rights as a holder of our ADSs are limited by the terms of the deposit agreement.

You may exercise your voting rights with respect to the ordinary shares underlying your ADSs only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from you in the manner set forth in the deposit agreement, the depositary for our ADSs will endeavor to vote your underlying ordinary shares in accordance with these instructions. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. As a result, you may not be able to exercise your right to vote.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not give timely voting instructions, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for our ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary, you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not receive distributions on our Class B Shares or any value for them if it is illegal or impractical to make them available to you as an ADS holder.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for the Class B Shares represented by ADSs after deducting its fees and expenses. You will receive these distributions in proportion to the number of our Class B Shares that your ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, Class B Shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our Class B Shares or any value for them if it is illegal or impractical for us to make them available to you as an ADS holder. These restrictions may reduce the value of your ADSs.

The rights accruing to holders of our shares may differ from the rights typically accruing to shareholders of a U.S. corporation.

We are organized under the laws of Switzerland. The rights of holders of shares are governed by the laws of Switzerland and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See the sections entitled “Description of Share Capital and Articles of Association – Differences in Corporate Law” and “Description of Share Capital and Articles of Association – Articles of Association – Other Swiss Law Considerations” for a description of the principal differences between the provisions of Swiss law applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of Switzerland. Certain of directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. The United States and Switzerland do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Switzerland. In addition, uncertainty exists as to whether Swiss courts would entertain original actions brought in Switzerland against us or our directors predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be reviewed by the courts of Switzerland. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If a Swiss court gives judgment for the sum payable under a U.S. judgment, the Swiss judgment will be enforceable by methods generally available for this purpose. These methods generally permit the Swiss court discretion to prescribe the manner of enforcement. As a result, U.S. investors may not be able to enforce against us or certain of our directors, or certain experts named herein who are residents of Switzerland or countries other than the United States, any judgments obtained in U.S.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of ADSs or our shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Inadequate internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs or our Class B Shares.

Management will be required to assess the effectiveness of our internal controls annually. However, for as long as we are an “emerging growth company”, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our ADSs or our Class B Shares and their respective trading volumes could decline.

The trading market for our ADSs and our Class B Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Since we have not undertaken an initial public offering of ADSs in connection with the listing of our ADSs on the NASDAQ Capital Market, we do not anticipate that many or any industry analysts in the United States will publish such research and reports in the United States about our Class B Shares or our ADSs. If no or too few securities or industry analysts commence or continue coverage on us, the trading price for our ADSs and our Class B Shares could be affected. If one or more of the analysts who may eventually cover us downgrade our ADSs or our Class B Shares or publish inaccurate or unfavorable research about our business, the trading price of our ADSs or our Class B Shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ADSs or Class B Shares could decrease, which might cause the price of such securities and their respective trading volumes to decline.

Although we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in 2018, we may be a PFIC in 2019, and if we are a PFIC in 2019 or a future year, U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Based on our business plan and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2018 taxable year, but we may be a PFIC in 2019. Furthermore, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion regarding our PFIC status. In addition, whether we will be a PFIC in 2019 or any future years is uncertain because we currently own a substantial amount of passive assets, including cash, and the valuation of certain of our assets is uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

For further discussion, see “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

If a United States person is treated as owning at least 10% of our shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. investor owns or is treated as owning (indirectly or constructively) at least 10% of the value or voting power of our shares or ADSs, such investor may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ADSs.

Item 4.	Information on the Company

A.	History and Development of the Company

We are a Swiss stock corporation (Aktiengesellschaft) of unlimited duration with limited liability under the laws of Switzerland and registered in the Commercial Register of the Canton of Zug, Switzerland, on December 3, 2015 under the register number CHE-143.782.707. We are registered under the company name “WISeKey International Holding AG” and have our registered office and principal executive offices at General-Guisan-Strasse 6, 6300 Zug, Switzerland. WISeKey International Holding AG is the parent company of WISeKey SA, which was established in 1999. Our address on the Internet is http://www.wisekey.com. The information on our website is not incorporated by reference in this registration statement.

We are the holding company of the Group. Our business purpose, as stated in Article 2 of our Articles of Association (the “Articles”), is to incorporate, acquire, hold, and dispose of interests in national and international entities, in particular entities active in the area of security technology and related areas.

On September 21, 2016, we acquired WISeKey Semiconductors SAS (formerly known as VaultIC SAS), a French semiconductor manufacturer and distributor, and WISeKey Singapore Pte, a Singapore-based distribution entity of WISeKey Semiconductors SAS, for an aggregate consideration of CHF 13.0 million (USD 12.9 million).

On April 3, 2017, we completed our acquisition of 85% of the issued and outstanding equity interests of QV Holdings Ltd, Bermuda (“QuoVadis Holdings”), the holding company of the QuoVadis Group, for an aggregate consideration of USD 19.3 million consisting of USD 15.0 million in cash plus 1,110,000 of our Class B shares. We entered in a binding agreement to acquire the remaining 15% interest in QuoVadis Holdings in May 2018.

On May 25, 2018, we completed the full acquisition of the remaining 15% of QV Holdings. QuoVadis Holdings management received a total of 860,000 Class B Shares against their 15%-stake of QuoVadis Holdings.

In the first quarter of 2019, we completed the sale of the QuoVadis Group to DigiCert Inc, a leading global provider of TLS/SSL, IoT and other PKI solutions, for USD 45 million cash. The products and solutions of the QuoVadis Group sold to DigiCert Inc. consisted of QuoVadis Trust/Link which provides managed Public Key Infrastructure (PKI) including Digital Certificates for authentication, encryption, and digital signature; TLS/SSL Certificates for websites; QuoVadis sealsign which provides software and cloud solutions for Electronic Signatures and time-stamping. We retained ownership of the ISTANA Platform used to secure, among other things, the connected car industry, as part of its offerings for the Internet of Things (IoT) market, together with its latest Blockchain technology. The ISTANA Platform complements our core products and solutions which are based on our Cybersecurity SaaS business, also known as managed PKI services, and on our Semiconductor chips, and focus on securing the IoT market and using Artificial Intelligence (AI) to analyze data, with products and services using public key encryption and hardware encryption, digital identity protection services, anti-illicit trade products and services, and Blockchain services.

Our Class B Shares have been listed on the SIX since 2016 under the ticker symbol “WIHN.” The Swiss Security Number (Valorennummer) of our Class B Shares is 31402927. The International Securities Identification Number (ISIN) is CH0314029270.

B.	Business Overview

Overview

We are a Swiss cybersecurity company, publicly listed in Switzerland on the SIX since 2016, focused on delivering integrated security solutions for the Internet of Things (IoT) and digital identity ecosystems. With over two decades of experience in the digital security market, we integrate our secure semiconductors, cybersecurity software, and a globally recognized Root of Trust (RoT) into leading-edge products and services that protect users, devices, data and transactions in the connected world.

The rapid proliferation of internet-connected devices and individuals’ increasing dependence on them for personal and business purposes have exposed shortcomings in traditional security solutions. Legacy IT networks are easy targets for attackers that leverage the vulnerabilities of the outdated perimeter-based security methods that can’t keep up with the sheer number of devices that are being added every day. According to an Ernst and Young survey of 200 global CEOs in 2019, Cybersecurity is listed as the biggest threat to the world economy over the next decade, above and beyond income inequality and job losses from technological change. Our cybersecurity platform is the first of its kind to be intentionally designed to provide organizations with a holistic cybersecurity solution to safeguard their connected device ecosystem from the evolving cyber threats that lurk around every corner of the burgeoning Internet of Things (IoT) landscape.

Cyber-attacks are becoming increasingly sophisticated, posing significant and persistent threats to international organizations and the sensitive data that they are responsible to protect under government regulations such as GDPR. According to Symantec’s 2017 Internet Security Threat Report, there were more than 1,200 security breaches in 2016, resulting in 1.1 billion exposed identities. The report also noted that it takes only 2 minutes for an IoT device to be attacked. Attackers deploy clandestine, advanced, and targeted attacks on less secure bring-your-own-devices (BYOD) to infiltrate broader networks. These attacks can remain inside a network for extended periods of time undetected, most often to steal valuable data, spread malicious malware, or sabotage critical infrastructure. A 2018 report from Bromium listed a conservative estimate that revenues from worldwide cybercrime was at least $1.5 trillion, making it equal to the gross domestic product of Russia.

In the context of cybersecurity a major concern is not just the risk of exposing data to bad actors, but also the actions and decisions that are made based on the data cannot take place if the data cannot be trusted. As a result, conceptually in terms of data classes, some data can be trusted to take a particular action and other data cannot. If data is categorized as “Untrusted Data”, where the identity of a device is not known, the network security is low or the data integrity cannot be validated, that data is flagged as unusable. So called “Smart Data” on the other hand stems from devices with trusted identities and data validation processes, inherently part of a Public Key Infrastructure (PKI), generating “Trusted Data” that can trigger reliable actions, transactions and processes. As more and more applications rely on immediate actions at the edge, like the decision for an autonomous car to proceed to take over another car on a freeway, the need for Smart Data becomes critical for safety and security and it can only derive from secure, trusted IoT ecosystems.

We are one among very few companies in our market combining secure IoT microchips with proven cybersecurity software and services. Simply put, devices that are deployed without the security provided by our platform are exposed and lack the mission-critical on-device security systems to defend themselves and the networks they are connected to. Our security solutions are therefore at the forefront of cybersecurity innovation, driving the future of IoT security as the most comprehensive way to fill all gaps in identity and data protection, giving organizations the confidence that they are protected from device-to-cloud and beyond.

Our cybersecurity platform is comprised of our proprietary software and hardware products that have been designed from the ground up to address the unique attack parameters that threaten the IoT ecosystem:

•	Hardware - Our unique position as one of only six companies worldwide capable of designing and deploying secure microchips that have been certified by globally recognized security certification boards like Common Criteria, Cybersecurity and Infrastructure Security Agency and FIPS (Federal Information Processing Standards) gives us the advantage of being able to provide our clients with the highest level of digital security available on the market at this time. Our secure microchips, typically referred to as Secure Elements, have been embedded into billions of devices and are trusted to secure banking, enterprise, government, and medical-grade applications.

•	Software - Our software solutions are driven by proprietary technologies based on widely adopted standards such as Root of Trust (RoT) and Public Key Infrastructure (PKI), that enable our clients to effectively manage their digital identities, information, and communications through a single integrated platform. RoT enables us to secure electronic information through our PKI digital certificate technology. These digital certificates are deployed for mutual authentication and encryption, creating tamperproof electronic “fingerprints”, allowing our clients to adapt to an always changing device landscape without compromising their digital security and integrity.

Market Opportunities

Our security solutions address the complex needs of global enterprises and organizations. As of December 2018, more than 3,500 customers across a wide variety of industries were using our products to enable secure digital authentication across the globe. Our customers include leading organizations in a diverse set of industries, including energy and utilities, financial services, healthcare, manufacturing, retail, technology and telecommunications, as well as the public and academic sectors. In addition, we have an extensive network of channel partners, including software providers, integrators, IT outsourcing providers and leading cybersecurity consulting firms.

While our focus is on integrated solutions, we market and sell our products as both standalone products and integrated product suites. We derive revenue from the sales of microchips, software subscriptions, maintenance and licenses across our product portfolio.

Our core business addresses primarily two large and growing markets – Cybersecurity and IoT. According to industry research, worldwide information security spending will exceed $124 Billion in 2019 (Aitken 2018)1 and steady commercial and consumer adoption will drive worldwide spending on the Internet of Things to $1.1 Trillion by 2023 (IDC 2019)2 with an estimated 7 billion IoT devices deployed (IoT Analytics 2018)3. Some notable sub-categories of IoT where we have a significant track record include:

•	Industry 4.0

•	Anti-illicit trade

•	Consumer Connectivity

•	Data Privacy

•	Autonomous Safety

As of end of June 2019, we had 96 employees located across 6 countries. We also have 18 independent contractors located in Vietnam. For the fiscal year ended December 31, 2018, we generated revenues of $34.3 million with cash reserves (restricted and unrestricted) of $9.8 million.

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1 Aitken, R, ‘Global Information Security Spending To Exceed $124B. In 2019, Privacy Concerns Driving Demand’ Forbes.

2 IDC 2019, ’Steady Commercial and Consumer Adoption Will Drive Worldwide Spending on the Internet of Things to $1.1 Trillion in 2023,aAccording to a New IDC Spending Guide’

3 IoT Analytics 2018, ‘State of the IoT 2018: Number of IoT devices now at 7B – Market accelerating’

Security is our DNA and we are committed to continuing to develop and deliver solutions that keep our clients ahead of the unique cybersecurity threats that they face within their markets, enabling them to adapt to an evolving device landscape. Trustworthiness is also demonstrated by means of independent audits and accreditations. WISeKey products and services are recognized for their superior quality and maximum-security levels through accreditations such as WebTrust for the PKI solutions and Common Criteria for the semiconductor products, meeting or exceeding the highest standards required by the industry.

Industry Background

Broad rollout and adoption of internet connected devices creates increased exposure

The Internet of Things (Iot) is the network of physical devices, vehicles, home appliances, and other things embedded with electronics, software, sensors, actuators and network connectivity that create an ecosystem of connected devices exchanging and making decisions on data that is being broadcast across the Internet.

According to Gartner’s 2017 Strategic Roadmap for IoT Network Technology, 63 million IoT devices will be attempting to connect to the enterprise network each second by 2020, driven by the constantly growing use cases that are dependent on IoT applications (Gartner 2017)4. The amount of data transmitted from these devices will continue to grow, largely originating beyond the enterprise network edge and traditional IT security perimeters.

Organizations face persistent threats from advanced attackers who are increasingly aware of existing vulnerabilities in existing security solutions and target the weakest link in the chain of security. Attackers can penetrate unsecured devices and subsequently connect to and cause harm to networks, manipulate data or use this data to gain competitive advantages. These devices include employees’ personal devices (e.g., smartphones, laptops, and tablets), non-employee personal devices, (e.g., devices owned by third parties and others within enterprises), as well as IoT devices used for corporate purposes (e.g., lights, security cameras, printers, point-of-sale machines, thermostats, and medical devices). This landscape is growing rapidly and securing these devices and the data they provide has become an overwhelming priority for almost every single company in business today.

Most devices today lack encryption, authentication and other forms of protection from malicious attacks. Once the security parameters are penetrated, attackers can infiltrate and further spread malicious software to a range of devices. This can ultimately lead to interruption of business operations, slowdown of internet functionality, potential disruptions to critical infrastructure, and in some cases even the loss of sensitive consumer information. Based on a report that INC.com conducted with collaboration from Cisco and the National Center for Middle Market, 60% of small businesses would fold within 6 months of a cyber-attack (Galvin 2018)5.

Existing security solutions were not built for today’s connected world

Traditional IT security consists of software security solutions that were developed decades ago and focus primarily on legacy closed networks where the security landscape and challenges are less fractured and firewalls are used to protect a well-defined network perimeter.

Unlike personal computers, IoT devices rely on cloud computing for much of their operations. This has driven a paradigm shift to device-level security, as smart devices lack the critical security infrastructure to prevent infiltration. Attackers carry out DDoS (Distributed Denial of Service) attacks by taking advantage of vulnerabilities in these devices, which enables them to command a much greater and more widely distributed IP address base than other attacks.

In today’s environment, security for IoT relies on various vendors and solutions. According to Symantec Corporation, the average enterprise uses 75 distinct and different security products (Symantec 2015)6. These products can be effective at preventing an attack if it falls within the scope of their specific capability and the enterprises have the necessary security knowledge of how to implement the different elements. Enterprises increasingly require a vendor such as WISeKey that can provide a fully integrated offering designed specifically to address the unique challenges of IoT security.

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4 Gartner, Strategic Roadmap for Storage, Gartner Research 2017

5 Galvin, J, ‘60 Percent of Small Businesses Fold Within 6 Months of a Cyber Attack. Here’s How to Protect Yourself’, Inc., May, 2018

6 Symantec, Symantec Introduces New Era of Advanced Threat Protection, Press Release, 27 October, 2015

Enterprises need security solutions that address today’s complexities and dynamic threat environment

Enterprises must address the IoT security problem and bridge the gap between device proliferation and device security. It is imperative for devices to be manufactured with immutable digital identities that can be secured inside embedded microchips, giving the devices the ability to securely authenticate themselves within the network. This device-level authentication creates an end-to-end secure connection, extending all of the way from the device through the cloud platforms and ultimately to the end applications, eliminating potential security gaps that are inevitably generated during integration of various technologies.

Cyber-attackers often target identities as they provide access to valuable systems and data while concealing their activity within networks. More than ever, enterprises must focus on digital identities as the primary constant in an ever-evolving technology and threat landscape. PKI and digital certificates are two tools in the security chain that leverage the device’s digital identity to implement strong authentication, encryption and digital signatures, which are the building blocks of cybersecurity solutions. Digital certificates provide identifying information, are forgery resistant, and can be verified because they are issued by official, trusted agencies. As digital identities have effectively become the new network perimeter, securing these identities has become paramount.

Our Technology

After reviewing the market conditions listed in the Industry Background section above, it’s easy to see that there is a clear and present need for a unified platform that can address the broad range of unique security and trust challenges facing the IoT market today. Even with a host of large corporations operating in the semiconductor or cybersecurity software markets, they have not succeeded in building - in the way WISeKey did - comprehensive solutions that integrate hardware and software into a single, easy to implement, platform that gives organizations the peace of mind that their products, networks, private data, and reputations are holistically protected.

Connected Trust Essentials - The future of the connected world relies on trust and our mission at WISeKey is to build trust through the delivery of integrated security solutions. There are three core technologies that we believe are necessary to deliver on this mission: Digital Identities (Digital IDs), Public Key Infrastructure (PKI), and a globally recognized Root of Trust (RoT). Below is a brief overview of each component:

Digital IDs - A digital identity is the virtual representation of the real identity of a person, application or object. This identity must be:

•	Based on standards that are commonly adopted and implemented by default by most common software applications and operating systems, in order to reduce the implementation effort;

•	Trustworthy by all parties involved in its use or validation, by means of trusting the entity that issued the digital identity;

•	Multifunctional, so the same technology can be used for as many purposes as possible, like strong authentication, digital signature and encryption;

•	Revocable, in case of security compromise, cease of operation or other causes, in such a way that all participants can verify at any moment if an identity is valid.

WISeKey leverages the standards around Public Key Cryptography and Digital Certificates to build its concept of Digital ID and electronic transaction security.

Public Key Infrastructure (PKI) - A Public Key Infrastructure (PKI) is commonly defined as “a set of IT systems, people, policies, and procedures needed to create, manage, distribute, use, store, and revoke digital certificates”. PKI is WISeKey’s base technology to manage Digital Identities. WISeKey’s PKI is built fully compatible with the ITU X.509 standard (International Telecommunication Union 2016 ITU-T X-Series Recommendations) for personal certificates, and is built around a proprietary software solution for certificate management, that allows issuing millions of certificates and provide a multi-tenant interface that can be accessed by our corporate customers to manage the certificates of their employees or customers.

Root of Trust (RoT) - The concept of “Root of Trust” has a dual approach and interpretation:

•	Software-approach: Transactional RoT - This approach to the RoT is the one related to PKI technology and Digital Certificates. Typically the PKI is built as a hierarchy of Certification Authorities, in such a way that the CA that issues the Digital Certificate of an entity is itself endorsed by a higher level Certification Authority (CA). Typically this chain has two or three levels and at the top level we’ll find what is called the “Root Certification Authority” (Root CA). This brings a key concept around Trust in PKI: We can trust a Digital Certificate if we trust the Root CA. WISeKey’s Root CA is endorsed by the OISTE Foundation.

•	Device-approach: Hardware RoT - Encryption techniques in general and Public Key Cryptography in particular requires an adequate protection of these encryption keys. Keys must be protected against physical and logistical attacks, ensuring that only the authorized owner can use it. The highest protection for these keys can be achieved by incorporating in the device a specific chip that assumes the role to protect the encryption keys and perform the cryptographic operations in a protected environment. These chips, or secure microcontrollers, are commonly known as the “Secure Element”. For IoT devices it is also important to ensure that the software running in the device can’t be corrupted or modified. This can also be achieved by encrypting and digitally signing the device firmware with a key protected in the secure element.

The WISeKey Unique RoT - WISeKey at present is the only company in the world with a value proposition for Root of Trust that covers both the requirements for the Transactional RoT and the Hardware RoT:

•	WISeKey provides worldwide trusted Digital Certificates thanks to its PKI and the WISeKey/OISTE Root Certification Authorities.

•	WISeKey provides extremely secure elements that can protect the cryptographic keys in IoT devices.

OISTE Root of Trust - Founded in 1998, OISTE was created with the objectives of promoting the use and adoption of international standards to secure electronic transactions, expand the use of digital certification and ensure the interoperability of certification authorities’ e-transaction systems. OISTE holds special consultative status with the Economic and Social Council of the UN (ECOSOC) and is an accredited member of the Non-commercial Users Stakeholders Group (NCSG) of ICANN as part of the Not-for-Profit Operational Concerns (NPOC) constituency. The OISTE foundation is regulated by article 80 of the Swiss Civil Code. The OISTE Foundation owns and regulates the OISTE Global Trust Model, which includes as “Root of Trust” a number of Root Certification Authorities that are globally recognized. OISTE delegated to WISeKey SA the operation of the systems and infrastructures supporting the Global Trust Model. The OISTE foundation does not itself issue certificates to end subscribers or operate as data center, instead, it granted WISeKey SA an exclusive license as Subordinate Certification Authority, allowing the delivery of Trust Services for Persons, Applications and Objects.

WISeKey acts as the operator chosen by the foundation for the management of the OISTE Cryptographic Root Key. The OISTE RoT serves as a common trust anchor, recognized by operating systems and IoT applications to ensure the authenticity, confidentiality, and integrity of online identities and transactions. We believe these features are important in creating business opportunities with governments, international bodies, and corporations that are wary of foreign government oversight intervention and centralization of data on servers outside of their respective jurisdictions.

Our Products & Services

Secure Microchips and Secure Software Products - We offer a large range of secure microcontrollers that share consistent secure 8-/16-/32-bit RISC CPU performance, with strong security mechanisms, and enhanced crypto engines to optimize performance and power consumption. The products also provide high-density, low-power EEPROM and FLASH memory storage technologies. We design our chips to meet the most stringent security requirements, many of them are EAL5+ Common Criteria security-certified, or VISA and MasterCard certified. Common Criteria is a world standard, government driven design for assessing the level of resistance of systems or devices to all known attacks. It is constantly updated with all new attacks, and the chips’ resistance is reassessed annually. EAL5+ is currently the highest level of resistance in the secure chip industry. We offer over 50 versions of secure microcontrollers and various supporting secure software solutions:

•	VaultIC - Family of secure microcontrollers delivered with our own embedded firmware, which we designed to give an unforgeable identity to any connected device, and to provide system integrators with a set of cryptographic APIs (Application Programming Interface) to protect devices against cyber-attacks, counterfeiting and forgery. VaultIC chips are bundled together with our software and services platform to serve the IoT market.

•	Nanoseal - New family of secure memory chips specifically designed for brand protection applications.

•	MicroXsafe - Secure microcontrollers delivered with an SDK (Software Development Kit) that allows our customers to develop their own embedded firmware (also called OS – Operating System). They are designed to protect smart cards, USB tokens, and electronic systems against cyber-attacks, counterfeiting and forgery.

•	MicroPass - Family of secure microcontrollers certified by VISA and MasterCard. They have been designed and certified to be integrated into payment cards as well as into wearable devices such as watches, bracelets, and jerseys. They are compatible with NFC (Near Field Communication) standards, thus capable to interact with NFC enabled devices such as Android or iOS smartphones.

•	PicoPass - Family of secure memory chips specifically designed for NFC (Near Field Communication) access control badges.

•	WiseTrustBoot - WISeKey’s WISeTrustBoot solution, is the first platform-independent “Secure Boot” and “Secure Firmware Update” solution that combines the strength of a tamper resistant secure elements- VaultIC, state-of-the-art crypto libraries and strong digital signatures. By storing critical boot information in a VaultIC chip, and cryptographically embedding this chip into the device’s main processor, the carefully designed boot loader of the main processor becomes a stronghold able to verify the authenticity of the firmware prior to starting up or receive firmware updates. WISeTrustBoot is delivered to our customers with a powerful toolbox providing application developers the flexibility to tailor it to their specific needs.

•	CertifyID PKI Suite – WISeKey’s PKI Suite is branded with the “CertifyID” trademark. This suite comprises all the products required to: 1) build an enterprise-grade PKI platform that can be used to serve the most vital needs, and 2) leverage the use of the digital certificates due to software applications to implement digital signatures, authentication and encryption. The CertifyID Suite is composed of these Products:

o	Universal Registration Authority (URA) - The URA is WISeKey’s main application for certificate management and can be used to build a multi-tenant, multi-purpose certificate management Solution

o	WISignDoc - This product provides a “Document Signature Server” that can be integrated into the corporate business processes to manage legally-binding digital signatures

o	CertifyID Suite for Microsoft Cas - WISeKey provides series of modules that can enhance the Microsoft Active Directory Certificate Services to build enterprise-grade PKI systems. WISeKey uses the CertifyID Suite to build its own PKI platform and operate it from our Secure Datacenter in Switzerland and other locations to provide “Trust Services” like mPKI (managed PKI).

•	WISeID - WISeKey’s WISeID offers secured storage to protect Personally Identifiable Information (PII). Protecting your PII is important to avoid impersonation and identity theft. The personal data that you save in WISeID always stays under your control, is encrypted with strong keys, and is never communicated to third parties. WISeID users have the freedom to choose where their data resides and who is allowed to access it. By decoupling content from the application and digital identity itself, users are able to use their data as currency and develop digital data dividends-based solutions in the spirit that consumers have a right to know and control how their data is being used and should be able to monetize their data.

•	WISeID self-sovereign identity - A self-sovereign identity typically starts with a number, unique to an individual, that is associated with a public key for which the user has the private key issued by the OISTE/WISeKey Cryptographic RootKey. The WISeID Network is a fully deployed standard for digital identity operating since 1998 by OISTE – designed to bring the neutrality, trust, consent, personal control, and ease-of-use of Digital IDs to the Internet.

•	WISeID the Human Browser - WISeID Human Browser allows consumers to take full control of their own digital identities —based on a decentralized Blockchain and using the central aspect of what we call Web 3.0. Instead of logging into an application like twitter, Google Chrome, Safari, or Facebook, consumers will log into a personal, WISeID cryptographically authenticated browser they themselves own. The Human Browser is an open source software, audited by network participants and enabled by several types of biometrics creating a decentralized digital identity that acts as a birth certificate that will be embedded into browsers. Users control their ID and have the equivalent of a digital passport, able to build reputations across Web3 and interact with economies without sacrificing privacy, value, or security.

•	WISeAuthentic - WISeKey has been a pioneer in digital luxury product authentication since 2007. WISeKey’s expertise in the design of NFC (Near Field Communication) secure chips combined with its WISeAuthentic platform for the identification, authentication, tracking and direct marketing of goods, provides customer-tailored solutions for brand protection. WISeAuthentic provides the link between a physical product and a digital identity to effectively protect them against counterfeiting and create new, unprecedented channels between brands and their distributors and customers. WISeAuthentic is both an enterprise solution as well as mobile applications that provide a variety of services and information specifically designed to a particular a stakeholder group. WISeKey has successfully deployed its WISeAuthentic platform to luxury brands including Bulgari and LVMH’s Hublot watches, and believes the WISeAuthentic platform can successfully be deployed for a large variety of sectors. Our most recent developments enhance our security solution through secure Blockchain layers.

•	WISePrint – The WISeAuthentic portfolio has been expanded to reduce the risk of fraud and help printer manufacturers to protect their legitimate cartridges. This solution called WISePrint includes cryptographic hardware modules and a turnkey high security infrastructure as well as services that help deployment from the manufacturer to the end-user.

•	Trust Services, Managed PKI - WISeKey operates, under the WISeKey/OISTE Root, a worldwide-recognized PKI platform from its secure datacenter in Switzerland. This platform is based in the Certificate Management Solution CertifyID URA (Universal Registration Authority), and enables WISeKey to provide a full portfolio of “Trust Services”, delivering digital certificates to protect persons, applications and objects. One of the advantages of the URA platform is the capability to build a multi-tenant service with delegated administrators. This service allow WISeKey to provide a “Managed PKI” service to our customers, that can access the URA to manage their digital certificates without requiring to deploy any on-premises architecture, as the MPKI service is securely accessed from the cloud using a web portal or advanced API, that enables certificate management automation. MPKI customers have the ability to manage multiple certificate types, as for example:

•	Personal Digital Certificates for employees or customers, that enable secure email, document signatures and others;

•	SSL Certificates, to protect the corporate web and application servers;

•	Device Certificates, to protect IoT applications.

Market Verticals

Internet of Things (IoT) – IoT is an “umbrella” term that has been adopted as the universal way of describing every digital device that is connecting itself to the internet with the goal of becoming more valuable to its user through new controls and features, the original manufacturer through the ability to remotely monitor their devices, or the providers of cloud-based services who are creating entire companies around the data that they are collecting from these devices. Many of these devices have never had internet connectivity, and the original manufacturers of these devices have never had to worry about the security challenges that come along with making their devices accessible to the connected ecosystem. The IoT market, and the security challenges that come along with it, is an ideal market vertical for WISeKey and our portfolio of hardware and cybersecurity software solutions. With billions of devices already shipping with our solutions embedded in them, we have created one of the largest IoT centric revenue streams inside of our market segment where other companies that claim to serve the IoT market are still struggling to show any true revenue from this space.

Industry 4.0 - Industry 4.0 is based on the concept of smart factories where machines are augmented with internet connectivity and connected to a system that can visualize the entire production chain and make decisions on its own. The trend is towards automation and data exchange in manufacturing technologies which include Cyber-Physical Systems (CPS), the Industrial IoT (IIOT), cloud computing and cognitive computing. Industry 4.0 is also referred to as the fourth industrial revolution. Our cybersecurity platform is ideally suited to meet the needs of the Industry 4.0 market, where connected devices and cloud platforms merge with the goal of improving manufacturing processes and introducing predictive analytics that can submit a repair request before a manufacturing line breaks down, saving valuable down-time that costs manufacturers millions in lost production. Industry 4.0 reaches beyond manufacturing though, and is fast becoming synonymous for the connectivity trend that is happening inside of smart cities, smart electricity grids, smart buildings, and any network that connects industrial applications.

Anti-Illicit-Trade and Counterfeiting - Governments, enterprises and citizens across the globe continue to be adversely affected by the sales of counterfeit products and the distribution of illicit goods. In 2017 it was projected that the global economic impact of counterfeit goods alone was as high as $ 1.2 Trillion per year (R Strategic Global 2017)7 – about the equivalent of all defense budgets of the world combined. By 2022 the ICC projects that counterfeiting and privacy will drain US $4.2 trillion from the global economy and put 5.4 million legitimate jobs at risk (ICC 2017)8. The astounding and consistent growth rate of counterfeiting and illicit trade persists despite increased efforts by the private sector, governments, international government organizations and NGOs clearly highlights that there is room for improvement and that new approaches are required through the adoption of innovative technologies. Efficiently combating illicit trade will require products and the people that handle them to have a digital identity that can be verified at any time and point of the supply chain.

Consumer Connectivity (KYC) - Know Your Customer (KYC) is a contemporary way of describing the age-old need to understand who your customers are and through predictive algorithms estimate what they want to buy, and most importantly, when they might buy it. This is considered the “Holy Grail” of marketing data and companies pay billions in advertising dollars to attract customers and extract this information from them. With the increase in mobile devices as the primary search platform for consumer research on companies and products, brands are looking to find new and captivating ways to get their marketing messages on the screens of their customers and build lasting online “relationships” with them. One new exciting avenue for brands to connect with consumers is through the use of Near Field Communication (NFC) enabled tags that are embedded inside of clothing, sportswear, handbags, watches, and even spirit bottles. These tags use the same technology that is used by smart phone manufactures to allow consumers to pay for a cup of coffee with a simple tap of their phone. With the single-tap of an embedded NFC tag, consumers can authenticate products, gain access to VIP product offerings, and connect to the social media platform of the brand, creating a new sense of brand loyalty. WISeKey has partnered with several key players in the clothing and spirit authentication markets to deploy secure tag technologies and backend systems that can leverage device identities and PKI services to enable Blockchain driven traceability solutions and KYC platforms.

Data Privacy - The protection of the information in general, and the protection of the private personal information of people in particular, is based on two major paradigms:

•	Information can only be accessed by the authorized parties, as decided by the owner at any moment. This includes the capability to authenticate who is trying to access the information, and also to avoid eavesdropping during storage or transmission;

•	Information must be authentic, so it can’t be manipulated while stored or transmitted, and there must be a mechanism to detect if any tampering occurred.

WISeKey uses advanced technologies that ensure the privacy of personal data thanks to the adoption of PKI technology, including:

•	Digital Identity, in the form of a Digital Certificate, to implement strong authentication mechanism, being able to ensure who can access the information

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7 R Strategic Global, Global Brand Counterfeiting Report, 2018

8 International Chamber of Commerce, ‘Global impacts of counterfeiting and piracy to reach US$4.2 trillion by 2022’, 2017

•	Strong encryption to protect the data while stored in servers or transmitted over the internet

•	Legally-binding digital signatures to ensure that the authenticity and integrity of the information

WISeKey’s suite of products and services, including CertifyID and WISeID products enable such capabilities on all environments, including enterprise applications, desktop solutions, and mobile applications.

Autonomous Safety - The growing addition of complex technologies in the automotive industry had always as a goal to elevate the levels of safety and comfort for drivers and passengers. Self-driving cars, intelligent collision detection, advanced entertainment systems, connected to the Internet are just a few to mention. The potential risk of security flaws or errors in these technologies is enormous. Latest reports go as far as to consider a self-driving vehicle as a weapon if a malicious attacker took controls of it (Campbell 2018)9. The only possibility to adopt these technologies with a reasonable control of the inherent risks is to adopt and embed security as a fundamental principle of the design and manufacturing process. Intelligent cars must embed security technologies in all layers where a potential attack vector exists. All sensors in the cars must interact with the controlling units in a way that both parts can be sure that there’s no room for tampering in the data and commands. One must also control who can access the car components, from the driver to the personnel at the service shops. WISeKey offers a suite of technologies to enable such levels of security, including:

•	VaultIC Product Suite: Solutions to protect the hardware components, by adding hardware protection features that authenticate and encrypt all data managed by sensors and control units

•	ISTANA PKI solution: Solution to manage all components in an intelligent car, by means of providing strong digital identities, based on PKI technology

Our Competitive Strengths

We believe we have several competitive advantages that will enable us to defend and extend our market position in digital identification and IoT security. Our key competitive strengths include:

•	Unified Cybersecurity Platform - On the surface it may seem easy to look at WISeKey’s secure semiconductor offerings and to compare us to other traditional semiconductor companies like NXP, Microchip, or ST Microelectronics or, or considering our experience in Root of Trust and PKI services, compare us to Certificate Authorities (CA) like Digicert, Comodo, or Globalsign. The key to our success is the fact that we are the first company of our scale to combine both offerings into a single platform.

The term “one-stop-shop” may seem a bit cliché but in this case it’s a perfect description of our capabilities. In the end, your security ecosystem must be solid across the full spectrum. There are three distinct advantages to building a connected security scheme from the products delivered by one vendor: First, one does not have to hire or pay for the security expertise to make sure that each different component will work with the next element; second, time to market is critical in the IoT space and qualifying multiple vendors and negotiating contracts takes up time where a manufacturer’s product could be selling instead of waiting to be built; third, if a security issue needs to be addressed only one vendor needs to be engaged to resolve the issues as quickly as possible.

•	Security in our DNA - Our management team has extensive security domain expertise and a proven track record. Our Chief Executive Officer, Carlos Moreira, founded WISeKey in 1999 after spending 17 years as a United Nations Expert on Cybersecurity and Trust Models. He is recognized as an internet security pioneer. Bernard Vian led the Semiconductor and IoT security practice with over 25 years of industry experience. We have a deep bench of talent at the executive level, with years of industry experience (See Item 6A Directors and Senior Management).

Trusted products are the result of the people who build them. Their strengths come from the collective experiences and successful track record of seeing projects through from research and development, to large scale production deployments, and even on to the end of life of long running programs. When selecting a security vendor one should expect for them to have been through some battles, defended billions of devices, and to have the respect of their peer community. Having a team of high-caliber, market leading contributors, that have been together for years, some even for decades, makes WISeKey uniquely qualified to provide the next generation of cybersecurity solutions and gives us a distinct advantage over our competition.

___________________________

9 Campbell, P, ‘Hackers have self-driving cars in their headlights’, Financial Times, 15 March, 2018.

•	Swiss-based RoT - Swiss neutrality, security and privacy laws allow us to operate as the trusted operator of the OISTE Global RoT and without geo-political or governmental constraints. The OISTE RoT is located in Switzerland and is managed by a not-for-profit entity, OISTE. The OISTE RoT serves as a common trust anchor, recognized by operating systems and IoT applications to ensure the authenticity, confidentiality, and integrity of online identities and transactions. We believe these features are important in creating business opportunities with various governments, international bodies, and industrial companies that are wary of foreign government oversight intervention and centralization of data on servers outside of their respective jurisdictions.

•	Global Interoperability - We offer solutions on a global scale that are capable of adapting to complex and country-specific rules and regulations. We operate our RoT within the EU and India, and expect to operate RoT in the United States and China. Our RoT satisfies national cybersecurity requirements and is backed by globally recognized security credentials, allowing us to deploy our trusted platforms on a global scale while adapting to country-specific security regulatory bodies.

•	Strong Partnership Ecosystem: We have strong network of strategic, technology and channel partnerships. Current partnerships include agreements with industry leaders such as SAP, to integrate our RoT with devices leveraging the SAP HANA Cloud Platform for IoT, IBM, to integrate with IBM Watson to enhance the security of the data exchanged with IoT devices, and MasterCard, to deliver payment for luxury watches, accessories or wearable devices using our biometric authentication. One of our most recent partnerships is with ORACLE whereby WISeKey became ORACLE’s first external digital identity providers, integrating WISeKey’s RoT and CertifyID CMS solutions onto the ORACLE Blockchain platform.

Our Growth Strategies

Our mission is to build trust through the delivery of integrated security solutions. This is a broad reaching goal that requires a well-thought-out strategy to accomplish it. The key elements of our growth strategy include:

•	Expansion within our Existing Customer Base with an Integrated Vertical Platform - Our existing customer base of over 3,500 customers provides a significant opportunity to drive incremental sales. We plan to increasingly market our cybersecurity software and ROT offerings to our IoT and semiconductor customers and vice – versa. We currently have growing number of customers using both our semiconductor and cybersecurity software offerings and believe helping our current customers identify gaps in their cybersecurity defense strategies will drive significant cross selling opportunities and increase our product deployment.

•	Acquiring New Customers within Existing Geographic Coverage - We plan to continue broadening and growing our customer base across industry verticals, including energy and utilities, financial services, healthcare, manufacturing and retail, further expanding our market reach. To drive the acquisition of new customers, we plan to invest in our direct sales team, enhance our marketing efforts, and expand our channel partnerships. We are also focused on the education of existing partners in order to further expand our market reach through our channel partner network.

•	Expand our Geographic Coverage - We operate in a large, growing markets and there are substantial opportunities to expand our geographic coverage and client base. We plan to expand our global footprint outside of the areas where we currently operate. Our Swiss affiliation allows us to penetrate markets that have been traditionally difficult for our competitors and other security vendors, including China. In recent years we entered into the Indian market and expanded our operations in France, Taiwan, Japan and the United States. We specifically want to focus on continued expansion in the United States, which is a very underpenetrated foreign market for the Company.

•	Expand the Vertical Platform into New Technology Applications - We have begun to develop applications that integrate our platform into Blockchain and Artificial Intelligence. We aim to enhance the security of the data exchanged with IoT devices and leverage a digital identity that a device can use to authenticate itself in the IoT network, using a dual-factor authentication at the device level, and encrypt the communications.

•	Selectively Pursue Strategic Transactions - We will continue to proactively explore and pursue selective acquisitions to help drive our growth and complement our product offerings, expand the functionality of our security solutions, acquire technology or talent, or bolster our leadership position by gaining access to new customers or markets. Acquisitions remain core to our strategy and we continue to monitor an active pipeline of opportunities.

C.	Organizational Structure

We are the holding company of the WISeKey Group.

The chart below contains a summary of our organizational structure and sets out our subsidiaries, associated companies and joint ventures as at June 30, 2019. Although not all of our subsidiaries are wholly-owned, all of them are assessed as being under our control.

As of June 30, 2019, our main operating subsidiaries were WISeKey Semiconductors SAS, domiciled in France, and WISeKey SA, domiciled in Switzerland:

Company Name	Country of incorporation	Percentage ownership as of June 30, 2019
WISeKey SA	Switzerland	95.55%
WISeKey Semiconductors SAS	France	100.00%

D.	Property, Plants, and Equipment

Our corporate headquarters are located in Geneva, Switzerland. The principal office for our Swiss and international operations, which is also our registered office, is located in Zug, Switzerland.

As of June 30, 2019 and December 31, 2018 respectively, the net book values of tangible fixed assets were as follows:

	As at June 30, 2019 (unaudited)	As at December 31, 2018
Asset category	Net book value (USD millions)	Net book value (USD millions)
Machinery & equipment	1.7	2.0
Office equipment and furniture	0.3	0.3
Computer equipment and licenses	0.1	0.1
Total tangible fixed assets	2.1	2.4

We do not own any facility and our group companies have entered into lease arrangements for the premises in which they operate. The following table sets forth our most significant facilities as at June 30, 2019 and December 31, 2018:

Location	Size of site (in m2)	Use of the property
Meyreuil, France	1,498*	Research & development, sales & marketing, administration.
Geneva, Switzerland	693*	Head office administration, sales & marketing and data center.

* excluding parking spaces

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this registration statement on Form 20-F.

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, and which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause our actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see “Special Note Regarding Forward-Looking Statements” and “Item 3D. Risk Factors.”

A.	Operating Results

Company Overview

We are a Swiss cybersecurity company focused on delivering integrated security solutions for the Internet of Things (“IoT”) and digital identity ecosystems. With over two decades of experience in the digital security market, we integrate our secure semiconductors, cybersecurity software, and a globally recognized Root of Trust (Rot) into leading-edge products and services that protect users, devices, data and transactions in the connected world.

The rapid proliferation of internet-connected devices and individuals’ increasing dependence on them for personal and business purposes, and the need to protect them against cyberattacks and data theft, has prompted WISeKey to take steps to refocus our product offering on the IoT market by divesting WISeKey (Bermuda) Holding Ltd (formerly named QV Holdings Ltd) and its affiliates (together “QuoVadis” or the “QuoVadis Group”).

Basis of presentation

We prepare our financial statements in accordance with US GAAP. Our reporting currency is the U.S. Dollar (“USD”).

Our critical accounting policies are described in Note 4 of our 2018 annual report. Changes to our critical accounting policies in the interim periods are described in Note 4 of our Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2018 and 2019.

Discontinued Operations relating to WISeKey (Bermuda) Holding Ltd and affiliates (QuoVadis Group)

On December 21, 2018 the Group signed a sale and purchase agreement (the “SPA”) to sell WISeKey (Bermuda) Holding Ltd, a Bermuda based company, and its affiliates to Digicert Inc. The sale was completed in the first quarter of 2019. The group subsidiaries making up the QuoVadis Group in scope for the sale were WISeKey (Bermuda) Holding Ltd, QuoVadis Trustlink Schweiz AG, WISeKey (UK) Ltd, QuoVadis Trustlink BVBA, QuoVadis Trustlink BV, QV BE BV, QuoVadis Trustlink GmbH, QuoVadis Services Ltd, and QuoVadis Ltd.

WISeKey Consolidated Financial Statements for the Year Ended December 31, 2018

We assessed the SPA under ASC 205 and concluded that, although the sale had not been completed as at December 31, 2018, the operation met the requirement to be classified as held for sale and as such qualifies as a discontinued operation.

In line with ASC 205-20-45-3A, we reported the results of the discontinued operations as a separate component of income, and classified their assets and liabilities separately as held for sale in the balance sheet for all periods presented. Long lived assets classified as held for sale were recorded at the lower of (i) their carrying value, and (ii) their fair value less costs to sell. No gain or loss on classification as held for sale was recorded in 2018. The Group elected to allocate interest to discontinued operations in accordance with ASC 205-20-45-6 to 205-20-45-8. The allocation method is detailed in Note 12 of the 2018 annual report.

Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2019

The sale of WISeKey (Bermuda) Holding Ltd and its affiliates was completed on January 16, 2019, when all entities except QuoVadis Services Ltd were transferred to Digicert Inc. The transfer of ownership of QuoVadis Services Ltd was conditional on receiving the consent from the Regulatory Authority in Bermuda (the "RAB") (the "RAB Consent") to the change in ultimate beneficial ownership of QuoVadis Services Ltd, being the entity holding the Communications Operating Licence in Bermuda. The RAB Consent was obtained in February 2019 and the transfer of ownership of QuoVadis Services Ltd from WISeKey to Digicert Inc. was effective on February 28, 2019. We assessed the SPA under ASC 810-10-40-6 and concluded that the terms and conditions of the SPA met the definition to account for the sale as a single transaction effective on January 16, 2019.

We assessed the SPA under ASC 205 and concluded that, for the period January 01, 2019 to January 16, 2019, the operation met the requirement to be classified as held for sale and as such qualifies as a discontinued operation. The Group elected to allocate interest to discontinued operations in accordance with ASC 205-20-45-6 to 205-20-45-8. The allocation method is detailed in Note 28.

In line with ASC 205-20-45-3A, we reported the results of the discontinued operations as a separate component of income. The divested assets and liabilities were deconsolidated from February 28, 2019 for QuoVadis Services Ltd, and from January 16, 2019 for all other entities.

The gain from divestiture recorded in the six months ended June 30, 2019 is shown as a separate line within discontinued operations in the income statement.

Factors affecting our results of operations

Although most of our IoT segment customers are recurring customers, it is not industry practice to work with long-term contracts. Therefore most of our IoT customers have signed a framework agreement with us but are not committed to certain volumes over a period of time. This introduces a level of uncertainty on the level of revenue generated from recurring customers.

In our IoT segment, as microelectronics technology evolves, customers look for added functionalities, and competitors in the semiconductors industry develop new products, sales of a given product typically decrease over time as the next-generation semiconductors are introduced. In order to sustain revenue, IoT companies must be able to develop or otherwise acquire the rights to develop or market new products with additional or innovative security and application features. See “Item 4. Information on the Company – B. Business Overview” for information regarding our technology and product developments.

Operating Segments

Since the acquisition of WISeKey Semiconductors SAS in 2016, we organized our business into two operating segments: the IoT segment, which is centered on our family of secure microcontrollers designed to give an unforgeable identity to any connected device, and the mPKI segment, for managed Public Key Infrastructure, which encompasses our digital identity, certificate management and signing solutions, and trust services.

Geographic Information

Our operations are global in scope and we generate revenue from selling our products and services across various regions. While our operations in Europe have historically contributed the largest portion of our revenues, our efforts to expand in the United States have increased the revenue generated from North America for the year ended December 31, 2018 significantly. We are also building a strategy to expand into new territories in Asia, although at this stage the results have not yet materialized in our revenue.

Our total revenue by geographic region for the fiscal years ended December 31, 2018 and 2017 is set forth in the following table:

	12 months ended December 31,
	2018		2017
Net Sales by region	USD'000%		USD'000%
Europe	16,634	49%	15,971	47%
North America	15,165	44%	12,714	38%
Asia Pacific	2,306	7%	3,664	11%
Latin America	175	1%	1,325	4%
Total Net sales	34,280	100%	33,674	100%

Our total revenue by geographic region for the six months ended June 30, 2019 and 2018 is set forth in the following table:

	6 months ended June 30,
	2019		2018
Net Sales by region	USD'000%		USD'000%
Europe	5,544	44%	8,495	51%
North America	5,369	43%	7,111	43%
Asia Pacific	1,416	11%	922	6%
Latin America	140	1%	76	0%
Total Net sales	12,469	100%	16,604	100%

Financial year ended December 31, 2018 compared with financial year ended December 31, 2017

	12 months ended December 31,		Year-on-Year
USD'000	2018	2017	Variance

Net sales	34,280	33,674	2%
Cost of sales	(18,319)	(17,870)	3%
Gross profit	15,961	15,804	1%

Other operating income	289	1,526	-81%
Research & development expenses	(5,306)	(5,339)	-1%
Selling & marketing expenses	(5,772)	(4,459)	29%
General & administrative expenses	(14,232)	(15,401)	-8%
Total operating expenses	(25,021)	(23,673)	6%
Operating income / (loss)	(9,060)	(7,869)	15%

Non-operating income	2,181	762	186%
Gain / (loss) on derivative liability	-	(98)	-100%
Gain / (loss) on debt extinguishment	-	(556)	-100%
Interest and amortization of debt discount	(150)	(543)	-72%
Non-operating expenses	(2,826)	(1,751)	61%
Income / (loss) from continuing operations before income tax
expense	(9,855)	(10,055)	-2%

Income tax (expense)/recovery	(53)	(71)	-25%
Income/ (loss) from continuing operations, net	(9,908)	(10,126)	-2%

Income / (loss) on discontinued operations	(6,357)	(14,624)	-57%
Net income / (loss)	(16,265)	(24,750)	-34%

Less: Net income / (loss) attributable to noncontrolling interests	13	(483)	-103%
Net income / (loss) attributable to WISeKey International Holding AG	(16,278)	(24,267)	-33%

Revenue

Our 2018 total revenue grew by USD 0.6 million or 2% from 2017, mainly due to higher revenues generated from the development of the ISTANA platform and the subsequent license and rights sale to Daimler. This was the first sizeable application of our ISTANA PKI solution, a solution to manage all components in an intelligent car, by means of providing strong digital identities, based on PKI technology.

This success allowed us to offset the decrease in external revenue in our IoT segment by USD1.0 million between 2017 and 2018, from USD 30.4 million to USD 29.4 million. This decrease is mainly due to two factors: the fact that one of our products is reaching the end of its life, and the negative trend in the semiconductors industry. With the introduction of the Nanoseal family, the next-generation family of secure memory chips, we are positioning our product offering for the next technological evolutions. However, the performance of our IoT segment will remain dependent on the macro-economic factors impacting the semiconductors industry, particularly in 2018 and 2019 the tensions between the United States and China.

The table below shows the breakdown of our revenue by operating segment for the financial years ended December 31, 2018 and December 31, 2017.

	12 months ended December 31,		Year-on-Year
USD'000	2018	2017	Variance
IoT segment revenue from external customers	29,404	30,435	-3%
mPKI segment revenue from external customers	4,876	3,239	51%
Total Revenue	34,280	33,674	2%

Gross Profit

Our activities generated an improved gross profit of USD 16.0 million in 2018 at a slightly lower margin of 46.6% against 46.9% in the prior year. The margin was impacted by the new product introduction costs in our IoT segment. However, this rise was offset by an improved sales blend with the Secure Access business moving away from end of line products that carry a lower gross profit margin, and increased sales of our new products at higher margins.

Other operating income

In the year ended December 31, 2018 the Group recorded a USD 0.3 million gain on the liquidation of its subsidiary WISeKey BRBV classified as other operating income.

Other operating income reduced by USD 1.2 million from 2017 to 2018. This is due to a significant one-off credit of USD 1.4 million in 2017, being the release of a provision resulting from the renegotiation of an unfavorable contract. In prior financial periods, a provision had been made on a supplier contracts deemed onerous, i.e. a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The renegotiation changed the terms of the contract which no longer qualified as onerous, and, as such, the provision for onerous contract previously recorded was released back to the income statement leading to a one-off upside.

We do not have recurring other operating income that contributed to our profit.

Research & development expenses

Our research and development (“R&D”) expenses includes expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

Our R&D expenses represented respectively 21% and 23% of total operating expenses in the years 2018 and 2017. Our group being technology-driven, this reflects our engagement to act as a leader on new cybersecurity developments and future applications.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary WISeKey Semiconductors SAS is eligible to receive such tax credits. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first.

Selling & marketing expenses

Our selling & marketing (“S&M”) expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our 2018 S&M expenses increased by 29%, or USD 1.3 million from 2017. This is explained by the expansion of our sales force in Europe and North America on the one side, and, on the other side, by our USD 0.6 million investment in several critical ventures including the Blockchain Research Initiative and Blockchain Davos Round Table events, both designed to raise awareness on the benefits of the Blockchain technology which is one of the security layers in our core service offering.

General & administrative expenses

Our general & administrative (“G&A”) expenses covers all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our G&A expenses decreased by 8% or USD 1.2 million between 2017 and 2018, which reflects the efforts that we made to reduce our cost basis.

Operating loss

Our operating loss has increased by 15% or USD 1.2 million primarily due to the increase in our S&M expenses as detailed above.

Non-operating income and expenses

Income and expenditure resulting from non-operating activities was reduced by USD 1.4 million between 2017 and 2018. This was primarily due to non-recurring financial charges incurred in 2017 in relation to the financial instruments held by our Company, including a USD 0.6 million loss on debt extinguishment, a USD 0.1 million loss on derivative liability, as well as a reduction in interest and amortization of debt discount by USD 0.4 million between 2017 and 2018.

Our company regularly enters into loan and convertible loan agreements to finance its operations.

Net loss from continuing operations

As a result of the above factors, the net loss from continuing operations decreased by 2% or USD 0.2 million, from USD 10.1 million for the financial year ended December 31, 2017 to USD 9.9 million in the financial year ended December 31, 2018.

Loss from discontinued operations

As detailed in the above Basis of presentation subsection, the SPA to sell QuoVadis Group met the requirement to be classified as held for sale and as such qualified as a discontinued operation. In line with ASC 205-20-45-3A, we reported the results of the discontinued operations, QuoVadis group, as a separate component of income.

Non-GAAP Performance Measures

In addition to our reported financial results prepared under US GAAP, we also prepare and disclosure EBITDA and Adjusted EBITDA, which are measures not prepared in accordance with US GAAP. We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in our business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis.

The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, or of stock-based compensation, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items, which could increase or decrease these measures, which investors may consider to be unrelated to our long-term operations, such as the results of businesses divested during a period. These non-GAAP measures should not be considered in isolation and are not, and should not be viewed as, substitutes for income, net profit for the year or any other measure of performances presented in accordance with US GAAP. We encourage investors to review our historical financial statements in their entirety and caution investors to use US GAAP measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures.

EBITDA and Adjusted EBITDA

We define EBITDA as net profit before income tax expenses, depreciation and amortization including purchase accounting (“PPA”) effects, and net interest expense.

We define Adjusted EBITDA as EBITDA further adjusted to exclude non-cash expenses such as stock-based compensation and equity settlements, and other items that management believes are unrelated to our core operations such as non-recurring legal and professional expenses related to our merger and acquisition activities.

The following table provides a reconciliation from operating loss to EBITDA and Adjusted EBITDA for the financial years ended December 31, 2018 and 2017.

	12 months ended December 31,
(Million USD)	2018	2017
Operating loss as reported	(9.1)	(7.9)
Non-GAAP adjustments:
Depreciation expense	1.4	1.4
Amortization expense on intangibles	0.5	1.9
PPA amortization expense	1.6	1.7
EBITDA	(5.6)	(2.9)
Non-GAAP adjustments:
Stock-based compensation	1.7	2.2
Expenses settled in equity	1.7	-
M&A-related legal fees	1.3	2.6
M&A-related professional fees	0.3	1.8
Adjusted EBITDA	(0.6)	3.7

Six months ended June 30, 2019 compared with six months ended June 30, 2018

	Unaudited 6 months ended June 30,		Year-on-Year
USD'000	2019	2018	Variance

Net sales	12,469	16,604	-25%
Cost of sales	(7,614)	(8,802)	-13%
Gross profit	4,855	7,802	-38%

Other operating income	38	292	-87%
Research & development expenses	(2,639)	(2,840)	-7%
Selling & marketing expenses	(3,233)	(2,652)	22%
General & administrative expenses	(6,895)	(7,158)	-4%
Total operating expenses	(12,729)	(12,358)	3%
Operating income / (loss)	(7,874)	(4,556)	73%

Non-operating income	1,089	400	172%
Gain / (loss) on derivative liability	(80)	-	n/a
Gain / (loss) on debt extinguishment	(233)	-	n/a
Interest and amortization of debt discount	(143)	(12)	1092%
Non-operating expenses	(1,835)	(1,051)	75%
Income / (loss) from continuing operations before income tax
expense	(9,076)	(5,219)	74%

Income tax (expense)/recovery	(1)	(2)	-50%
Income/ (loss) from continuing operations, net	(9,077)	(5,221)	74%

Income / (loss) on discontinued operations	30,484	(5,481)	456%
Net income / (loss)	21,407	(10,703)	100%

Less: Net income / (loss) attributable to noncontrolling interests	(361)	9	-4111%
Net income / (loss) attributable to WISeKey International Holding AG	21,768	(10,712)	103%

Revenue

Our total revenue for the six months to June 30, 2019 decreased by USD 4.1 million or 25% from prior period. This is mostly attributable to three factors:

•	The impact of the sale of WISeKey (Bermuda) Holding Ltd and its affiliates on our continuing operations with the absence of cross-selling opportunities, i.e. opportunities to sell other products and services of the group to existing customers of the divested entities, and the reduction of our sales team.

•	Our IoT activity was adversely affected by the overall downturn in the semiconductor industry worldwide. This downturn, linked to the political and trading tensions between the U.S. and China, and the rising threat of protectionism and vulnerabilities in emerging markets, has affected all IoT and microprocessors companies (according to the Semiconductors Industry Association, 2019 mid-year global semiconductor sales were down 14.5% as compared to 20181).

•	One of our products, the old-generation of MicroPass used in the past for electronic payments in the U.S. market, is reaching the end of its life.

With the introduction of the Nanoseal family, the next-generation family of secure memory chips, we are positioning our product offering for the next technological evolutions. However, the performance of our IoT segment will remain dependent on the macro-economic factors impacting the semiconductors industry, particularly in 2018 and 2019 the tensions between the United States and China.

The table below shows the breakdown of our revenue by operating segment for the six months ended June 30, 2019 and June 30, 2018.

	6 months ended June 30,		Year-on-Year
USD'000	2019	2018	Variance
IoT segment revenue from external customers	11,332	15,591	-27%
mPKI segment revenue from external customers	1,137	1,013	12%
Total Revenue	12,469	16,604	-25%

Gross Profit

Our gross profit decreased by USD 2.9 million to USD 4.9 million (gross margin of 39%) in the six months ended June 30, 2019 in comparison with a gross profit of USD 7.8 million (gross margin of 47%). Due to the long manufacturing cycle of our IoT activity, and in order to reduce the lead time to our customers, we start the manufacturing cycle early. However, with the downturn in the semiconductor industry, some customers were left with excess stock at the end of 2018 thus reduced their order volumes for the first half of 2019 on a very short notice, which did not allow us to adapt our manufacturing cycle. As a result, our cost of sales was heavily frontloaded in the first half of 2019 with non-capitalizable costs such as inventory write-offs and production inefficiencies, while deliveries were pushed for the second half of the year.

To a lesser extent, our gross profit was also adversely impacted by the new product introduction costs in our IoT segment.

Other operating income

In the six months ended June 30, 2019 our other operating income consisted of recharges for the use of our premises and a gain on the liquidation of our subsidiary WISeKey Italia s.r.l, for a total of less than USD 38,000. In the six months ended June 30, 2018 the Group recorded a USD 0.3 million gain on the liquidation of its subsidiary WISeKey BRBV classified as other operating income.

We do not have recurring other operating income that contributed to our profit.

Research & development expenses

Our research and development (“R&D”) expenses includes expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

__________________________

1 Semiconductors Industry Association (SIA), 2019, ‘Mid-Year Global Semiconductor Sales Down 14.5 Compared to 2018’, accessed October 30, 2019, < https://www.semiconductors.org/mid-year-global-semiconductor-sales-down-14-5-compared-to-2018/>

Our R&D expenses represented respectively 21% and 23% of total operating expenses in the six months ended June 30, 2019 and 2018. Our Group being technology-driven, this reflects our engagement to act as a leader on new cybersecurity developments and future applications.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary WISeKey Semiconductors SAS is eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.

Selling & marketing expenses

Our selling & marketing (“S&M”) expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our S&M expenses increased by 22% or USD 0.6 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018. This is explained by the expansion of our sales force in Europe and North America on the one side, and, on the other side, our efforts to rebuild our sales team following the divestiture of WISeKey (Bermuda) Holding Ltd and its affiliates.

General & administrative expenses

Our general & administrative (“G&A”) expenses covers all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our G&A expenses decreased by 4% or USD 0.3 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018, which reflects the efforts that we made to reduce our cost basis.

Operating loss

Our operating loss for the six months ended June 30, 2019 increased by USD 3.3 million compared with the six months ended June 30, 2018, primarily due to the decrease in gross profit by USD 2.9 million as detailed above, and the non-recurring other operating income of USD 0.3 million in the six months to June 30, 2018 which reduced our operating expenses in that period, as also detailed above.

Non-operating income and expenses

Income and expenditure resulting from non-operating activities increased by USD 0.5 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018. This was primarily due to the USD 0.2 million loss on debt extinguishment incurred upon the repayment of the ExWorks Line of Credit, the USD 0.1 million interest and amortization of debt discount relating to the ExWorks Loan and the Crede Convertible Loan Agreement, and the USD 0.1 million loss on derivative liability in relation to the Yorkville Convertible Loan Agreement. See Note 22 of our unaudited consolidated financial statements for the six months ended June 30, 2018 and 2019 for details on these financial instruments.

Our Company regularly enters into loan and convertible loan agreements to finance its operations.

Net loss from continuing operations

As a result of the above factors, the net loss from continuing operations increased by 74%, or USD 3.9 million, from USD 5.2 million in the six months ended June 30, 2018 to USD 9.1 million in the six months ended June 30, 2019.

Loss from discontinued operations

As detailed in the above Basis of presentation subsection, the SPA to sell WISeKey (Bermuda) Holding Ltd and its affiliates met the requirement to be classified as held for sale and as such qualified as a discontinued operation. In line with ASC 205-20-45-3A, we reported the results of the discontinued operations, WISeKey (Bermuda) Holding Ltd and its affiliates, as a separate component of income.

The USD 31.1 million gain from the divestiture of WISeKey (Bermuda) Holding Ltd and its affiliates was also reported in the results of the discontinued operations in the six months ended June 30, 2019.

Net income

With the USD 31.1 million gain from divestiture included in the income on discontinued operations in the income statement in the six months ended June 30, 2019, we reached a net income position of USD 21.4 million, compared with a net loss of USD 10.7 million in the six months ended June 30, 2018.

Non-GAAP Performance Measures

In addition to our reported financial results prepared under US GAAP, we also prepare and disclosure EBITDA and Adjusted EBITDA, which are measures not prepared in accordance with US GAAP. We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in our business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis.

The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, or of stock-based compensation, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items, which could increase or decrease these measures, which investors may consider to be unrelated to our long-term operations, such as the results of businesses divested during a period. These non-GAAP measures should not be considered in isolation and are not, and should not be viewed as, substitutes for income, net profit for the year or any other measure of performances presented in accordance with US GAAP. We encourage investors to review our historical financial statements in their entirety and caution investors to use US GAAP measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures.

EBITDA and Adjusted EBITDA

We define EBITDA as net profit before income tax expenses, depreciation and amortization including purchase accounting (“PPA”) effects, and net interest expense.

We define Adjusted EBITDA as EBITDA further adjusted to exclude non-cash expenses such as stock-based compensation and equity settlements, and other items that management believes are unrelated to our core operations such as non-recurring legal and professional expenses related to our merger and acquisition activities.

The following table provides a reconciliation from operating loss to EBITDA and Adjusted EBITDA for the the six months ended June 30, 2019 and 2018.

	6 months ended June 30,
(Million USD)	2019	2018
Operating loss as reported	(7.9)	(4.6)
Non-GAAP adjustments:
Depreciation expense	0.4	0.4
Amortization expense on intangibles	0.3	0.2
EBITDA	(7.2)	(4.0)
Non-GAAP adjustments:
Stock-based compensation	0.2	1.1
M&A-related legal fees	0.5	0.5
M&A-related professional fees	0.7	0.1
Adjusted EBITDA	(5.8)	(2.3)

Factors affecting our income tax expenses and recovery

For the financial years 2018 and 2017, income tax at the Swiss statutory rate compared to the Group’s income tax expenses as reported is as per table below.

Income tax at the Swiss statutory rate USD’000	As at December 31, 2018	As at December 31, 2017
Net income/(loss) from continuing operations before income tax	(9,855)	(10,055)
Statutory tax rate	24%	24%
Expected income tax (expense)/recovery	2,365	2,433
Income tax (expense)/recovery	(53)	(71)
Change in valuation allowance	4,228	(4,487)
Permanent Difference	(9)	(344)
Change in expiration of tax loss carryforwards	(6,584)	2,397
Income tax (expense) / recovery from continuing operations	(53)	(71)

Our change in expiration of tax loss carryforwards is made up of several elements:

i.	In some of the countries where we have subsidiaries, losses carried forward can be used for a limited number of years after the fiscal year in which the loss was incurred. If the entity continues to make losses after that limited period has ended, then unused losses that have expired are no longer available as carryforwards. For our group, this concerns entities located in the U.S.A., Switzerland, Spain, Taiwan and India.

ii.	When entities are liquidated, their losses carried forward which were reflected in the group’s deferred tax calculations are no longer available from the date of the liquidation. For instance, in the financial year 2018, two group subsidiaries were liquidated, representing a reduction in losses carried forward of circa USD 200,000.

iii.	When our consolidated financial statements are issued prior to the finalization of our subsidiaries’ statutory financial statements, there may be subsequent adjustments to the amounts disclosed as losses carried forward in our consolidated financial statements which would be included in the change in expiration of tax loss carryforwards in the following financial year.

Between 2017 and 2018, the aggregate impact of the above factors affecting losses carried forward generated an adjustment of USD 6.6 million from the expected income tax at the Swiss statutory rate.

As at December 31, 2018 and 2017, our net deferred tax balance was reconciled as follows:

Deferred tax assets and liabilities USD’000	As at December 31, 2018	As at December 31, 2017
Stock-based compensation	9	344
Defined benefit accrual	1,272	1,289
Tax loss carry-forwards	10,606	14,888
Deferred Income tax liability	(1,356)	(1,476)
Deferred tax asset from acquisition	477	477
Other temporary adjustments	2,426	1,396
Less discontinued Operations	(3,196)	(2,418)
Valuation allowance	(10,230)	(14,458)
Deferred tax assets / (liabilities)	8	42

The valuation allowance corresponds to the amount of deferred tax that, based on our accounting assessment under applicable standards, should not be recognized as assets in our balance sheet. For the calculation of the valuation allowance, management has considered the extent to which realization of the tax assets is probable for group entities that are or have been in a loss-making position during the last three financial years.

In 2018, the valuation allowance decreased by USD 4.2 million, mainly due to the decrease in tax loss carry-forwards by USD 4.3 million excluding the impact of discontinued operations.

With a negative non-GAAP EBITDA of USD 5.6 million for the financial year 2018, increasing from a loss of USD 2.9 million in financial year 2017, and the renewed investments in R&D and selling & marketing expenses, we expect to see an increase in tax losses carried forward in the future periods.

Impact of foreign currency fluctuation

We operate worldwide and as such are exposed to currency fluctuation risks. Although the majority of our sales, purchase and financial operations are denominated in our reporting currency, the U.S. Dollar, some sales and financing contracts are denominated in other currency, and especially in the currency of our head office in Switzerland, the Swiss Franc.

Fluctuations in the exchange rates between the U.S. Dollar and other currencies may have a significant effect on both the Company’s results of operations, including reported sales and earnings, and the Company’s assets, liabilities and cash flows. This, in turn, may affect the comparability of period-to-period results of operations.

We do not currently hedge against foreign currency fluctuation.

The table below shows the variation in foreign exchange rates used to prepare our financial statements for the financial years ended December 31, 2018 and December 31, 2017.

		12 months ended December 31,
		2018		2017		Year-on-Year Variance
			12-month		12-month		12-month
Foreign currency to U.S. Dollar		Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate
Swiss Franc	CHF:USD	1.016946	1.022876	1.025927	1.015961	-0.88%	0.68%
Euro	EUR:USD	1.145548	1.181497	1.199861	1.125218	-4.53%	5.00%
Indian Rupee	INR:USD	0.014367	0.014654	0.015662	0.015361	-8.27%	-4.60%
Japanese Yen	JPY:USD	0.009115	0.009061	0.008876	0.008918	2.69%	1.60%
Singapore Dollar	SGD:USD	0.734040	0.741450	0.747760	n/a*	-1.83%	n/a*
U.K. Pound Sterling	GBP:USD	1.276021	1.335429	1.350291	1.288230	-5.50%	3.66%
Taiwanese Dollar	TWD:USD	0.032663	0.033194	0.033662	n/a*	-2.97%	n/a*

* 12-month average not used in the preparation of the financial statements

The table below shows the variation in foreign exchange rates used to prepare our financial statements for the six months ended June 30, 2019 and June 30, 2018.

		6 months ended June 30,
		2019		2018		Year-on-Year Variance
			6-month		6-month		6-month
Foreign currency to U.S. Dollar		Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate
Swiss Franc	CHF:USD	1.024386	1.000492	1.009937	1.03537	1.43%	-3.37%
Euro	EUR:USD	1.136991	1.129944	1.169062	1.210983	-2.74%	-6.69%
Indian Rupee	INR:USD	0.014503	0.014279	0.014604	0.0152356	-0.69%	-6.28%
Japanese Yen	JPY:USD	0.009266	0.009089	0.009034	0.009201	2.57%	-1.22%
Singapore Dollar	SGD:USD	0.739187	0.735558	0.733815	0.753813	0.73%	-2.42%
U.K. Pound Sterling	GBP:USD	1.269929	1.293793	1.320646	1.376245	-3.84%	-5.99%
Taiwanese Dollar	TWD:USD	0.032253	0.032292	0.032774	0.033853	-1.59%	-4.61%

We do not operate in countries experiencing hyperinflation and assessed the impact of inflation as immaterial to our financial statements.

B.	Liquidity and Capital Resources

Company liquidity

Our cash and capital requirement relate mainly to our operating cash requirement, capital expenditures, contractual obligations, repayment of indebtedness and payment of interest and financing fees.

Sources of liquidity

Our usual sources of liquidity are cash generated from customers, cash from financing instruments such as debt and convertible debt, cash from share subscription facilities, and cash from private investors in exchange for our Class B Shares. As a non-recurring source of liquidity, the sale of the QuoVadis Group in the first quarter of 2019 provided a material cash inflow.

We had positive working capital of USD 4.9 million as at December 31, 2018 and USD 13.2 million as at June 30, 2019, which, in our opinion, is sufficient for the Company's present requirement. We calculate working capital as our current assets, less our current liabilities excluding deferred revenue, because our deferred revenue is made up of non-refundable customer advances.

As at June 30, 2019, we hold cash and cash equivalent in an amount of USD 18.4 million following from the cash injection from the sale of the QuoVadis Group. We expect to use this liquidity to fund our operations, develop our sales team, and form part of the consideration for future potential merger and acquisition transactions.

Consolidated cash flows

The following table shows information about our cash flows during the financial years ended December 31, 2018 and 2017 respectively.

	12 months ended December 31,
USD'000	2018	2017

Net cash provided by (used in) operating activities	(8,492)	(4,931)
Net cash provided by (used in) investing activities	(4,244)	(12,852)
Net cash provided by (used in) financing activities	11,876	25,509

Effect of exchange rate changes on cash and cash equivalents	(200)	(733)

Cash and cash equivalents
Net increase (decrease) during the period	(1,060)	6,993
Balance, beginning of period	12,214	5,221
Balance, end of period	11,154	12,214

Reconciliation to balance sheet
Cash and cash equivalents from continuing operations	9,146	9,583
Restricted cash from continuing operations	618	-
Cash and cash equivalents from discontinued operations	1,390	2,631
Balance, end of period	11,154	12,214

The following tables provides the details of the cash flows separated between continuing and discontinued activities following the divestiture of QuoVadis.

Continuing Opterations	12 months ended December 31,
USD'000	2018	2017
Net cash provided by (used in) operating activities	(2,328)	1,595
Net cash provided by (used in) investing activities	(5,489)	(12,412)
Net cash provided by (used in) financing activities	8,198	6,917

Discontinued Operations	12 months ended December 31,
USD'000	2018	2017
Net cash provided by (used in) operating activities	(6,164)	(6,526)
Net cash provided by (used in) investing activities	1,245	(440)
Net cash provided by (used in) financing activities	3,678	18,592

We have not experienced any legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of loans.

Impact of discontinued operations

The Company has assessed the anticipated impact on our cash flows following the sale of the QuoVadis Group. As shown in the table above, the QuoVadis Group was cash flow negative on operating activities, largely as a result of ongoing losses. The sale of the QuoVadis Group has enabled the Company to repay the ExWorks Line of Credit in full during 2019, a facility that carried interest at 12% per annum. In addition to this, the sale of the QuoVadis Group has left the Company with an improved net cash and cash equivalents balance that will enable us to fund our activities as set out above.

We believe that the sale of the QuoVadis Group has benefitted the Company significantly as it has provided us with sufficient working capital to be able to focus on the future whilst, at the same time, removing a part of the business that was a drain on our liquidity.

Level of borrowing

As at December 31, 2018, we held short-term notes payable in an amount of USD 6,796,896, and long–term convertible note payables of USD 23,940,154. The section below gives the detail of the financial instruments used by the company.

Financial instruments

The following financial instruments are those that were in use, and disclosed in our balance sheet and notes as at December 31, 2018 as well as one new financial instrument contracted in the first half of 2019.

Share Subscription Facility with GEM LLC

On January 19, 2016 the Group closed a Share Subscription Facility (“the GEM Facility”) with GEM LLC, (Global Equity Markets, “GEM”), which is a CHF 60 million facility over 5 years and allows the Group to draw down funds at its option in exchange for our Class B shares. The mechanics of the GEM Facility allow for a drawdown essentially 18 times in a year, the amount being in a range related to the trading volume and price of our Class B share trading on the SIX. The drawdown amount is based on 90% of the average closing price of the last 15 trading days multiplied by 1,000% of the average volume of the last 15 trading days. GEM can then elect to purchase between 50% and 200% of this figure.

In 2017, WISeKey made three drawdowns for a total of CHF 3,905,355 in exchange for a total of 825,000 WIHN Class B shares issued out of authorized share capital.

There were no drawdowns made in 2018. Therefore, as at December 31, 2018 the outstanding facility available is CHF 56,094,645 (USD 57,045,225 at December 31, 2018 closing rate).

There were no drawdowns in the six months to June 30, 2019. Therefore, as at June 30, 2019 the outstanding facility available remains CHF 56,094,645(USD 57,462,569 at June 30, 2019 closing rate).

Acquisition Line of Credit Agreement with ExWorks Capital Fund I, L.P

On January 16, 2017 the Group signed an acquisition line of credit agreement with ExWorks Capital Fund I, L.P. (“ExWorks”) (the “ExWorks Line of Credit”) headquartered in the USA, is an international, import and export finance company that offers financing solutions to businesses utilizing its own capital as well as by leveraging its Delegated Authority granted by both the SBA and ExIm Bank. A first amendment was subsequently signed on February 06, 2017, a second amendment on March 31, 2017, a third amendment on July 21, 2017, a fourth amendment on August 10, 2017, a fifth amendment on September 19, 2017, a sixth amendment on February 5, 2018, a seventh amendment on March 30, 2018, an eighth amendment on June 20, 2018, a ninth amendment on July 24, 2018, a tenth amendment on August 17, 2018, and an eleventh amendment on September 27, 2018.

As of December 31, 2018, under the ExWorks Line of Credit as amended, the Group may borrow up to USD 22,646,437, including a loan of up to USD 4,000,000 to support the launch of WISeKey's WISeCoin setup. Borrowings under the ExWorks Line of Credit bear interest payable monthly at 1%. The maturity date of the arrangement is January 16, 2020 with an option to extend maturity to January 16, 2021 for a fee equal to 12% of the outstanding loan at the time WISeKey exercises the extension option. Under current terms, ExWorks can elect to have part of or all of the principal loan amount and interests paid either in cash or in WIHN class B shares at a conversion price of USD 4.74 per share.

Under the terms of the ExWorks Line of Credit, the Group is required to not enter into agreements that would result in restriction on liens, reserved restriction on indebtedness, mergers, consolidations, organizational changes except with an affiliate, contingent and third party liabilities, any substantial change in the nature of its business, restricted payments, insider transactions, certain debt payments, certain agreements, negative pledge or asset transfer other than sale of assets in the ordinary course of business. Furthermore, the Group is required to maintain its existence and pay all taxes and other liabilities, provide ExWorks with periodical accounting reports and the detail of any material litigation, comply with applicable laws, meet the financial covenants set in the line of credit agreement in terms of average cash on hand and minimum ending cash on hand. The Group has complied with the line of credit covenants in the 12 months to December 31, 2018.

As at December 31, 2018, borrowings under the ExWorks Line of Credit are secured by (i) the grant of options to ExWorks exercisable for up to 1,075,000 WIHN class B registered shares, par value CHF 0.05, at an exercise price of CHF 3.15; (ii) 100% of the shares in QuoVadis Trustlink Schweiz AG; (iii) any cash bank account of the Group held in Switzerland; (iv) 100% of the shares in WISeKey USA; (v) 100% of the shares in WISeKey Singapore; (vi) 100% of the shares held by the Group in WISeKey SAARC Ltd; and (vii) all shares owned by WISeKey (Bermuda) Holding Ltd in each of its subsidiaries.

The ExWorks Line of Credit can be up-sized / syndicated at the same terms for up to an additional USD 10,000,000 by way of adding co-lender(s) or selling a participation interest.

The line of credit was initially recognized as a revolving credit falling under ASC 480, and, in line with ASU 2015-15 the commitment fee and debt issuance costs totalling USD 3,165,880 were capitalized as deferred charges to be amortized over the duration of the contract. These deferred charges included the fair value of an option agreement signed by both parties on February 06, 2017, granting ExWorks the option to acquire up to 1,075,000 WIHN class B shares at an exercise price of CHF 3.15, exercisable in a maximum of four separate exercises, between June 28, 2017 and February 06, 2020. The option agreement exercisable for up to 1,075,000 WIHN class B shares was fair valued at grant for an amount of USD 2,173,395 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, February 06, 2017, of CHF 4.04. The option agreement was assessed as equity instrument. The credit entry from the recognition of the option agreement fair value was booked in Additional Paid-In Capital (“APIC”).

However, the fifth amendment on September 19, 2017 introduced an option to convert payments of the full or partial amounts of principal loan, interests and fees in WIHN class B shares. The introduction of the conversion option was assessed to be a substantial modification of terms for the existing contract and therefore, in line with ASC 470-50-40-6, was accounted for like an extinguishment. As a result, all fees and debt issuance costs, including the option agreement, previously capitalized were fully amortized into the income statement in 2017, the old debt was written off, and the new debt was accounted for. This gave rise to a USD 6,511,421 loss on extinguishment in 2017 made up of total amendment fees of USD 700,000, the unamortized portion of the commitment fee and debt issuance costs totalling USD 2,199,502 (of which USD 1,467,746 related to the option agreement), and the fair value of the conversion option introduced for USD 4,087,519 calculated using the Black-Scholes model and the market price of WIHN class B shares as at the date of the fifth amendment of CHF 4.10 (USD 4.26 at historical rate).

As at December 31, 2017, there were no unamortized debt discount/premium or debt issuance costs. We note that the conversion option was assessed as an equity instrument which did not require bifurcation from its debt host. The credit entry from the recognition of the conversion option fair value was booked in APIC.

The sixth amendment signed on February 05, 2018 extended maturity of the loans to January 16, 2020 (instead of January 15, 2019), reduced the monthly interest rate to 1% (instead of 1.5%), and introduced a clause whereby cash repayments are restricted in time. The amendment fee was USD 1,890,000.

The seventh amendment signed on March 30, 2018, granted an extension of USD 4m to the maximum loan amount to be used for “Other Approved Business Purpose”. The amendment fee was USD 400,000. As at December 31, 2018 WISeKey has drawn USD 3,995,575 from this extended facility to fund the creation of WISeCoin AG.

Both the sixth and seventh amendments were analysed as debt modification and accounted for under ASC 470-50-40-14. Total debt issue costs of USD 2,290,000 were recorded as debt discounts and amortized over the duration of the credit line.

The eighth, ninth and tenth amendments were assessed and did not give rise to any debt modification or debt extinguishment accounting.

With the eleventh amendment on September 27, 2018 ExWorks removed liens on some intellectual property of the Group in exchange for WISeKey purchasing from ExWorks a 22% warrant in Tarmin (see note 19) for a total purchase price of USD 7,000,000 made up of a USD 3,000,000 cash payment made on October 05, 2018 and a USD 4,000,000 promissory note payable on March 31, 2019. The amendment fee was USD 250,000. The Tarmin Warrant was assessed as an equity investment without a readily determinable fair value and we elected the measurement at cost less impairment, adjusted for observable price changes for identical or similar investments of the same issuer as permitted by ASU 2016-01. As such, the Tarmin Warrant was initially recognized on the balance sheet at USD 7,000,000.

In line with ASC 470-50, we compared the present value of the new debt per the eleventh amendment to the present value of the old debt under the tenth amendment and concluded that the difference was below the 10% threshold. The eleventh amendment was analysed as a debt modification and accounted for under ASC 470-50-40-14. Total debt issue costs of USD 2,540,000 were recorded as debt discounts and amortized over the duration of the credit line.

As at December 31, 2018, outstanding borrowings were USD 22,642,012.48 and unamortized debt discount USD 1,375,374.

On January 16, 2019, WISeKey repaid in cash all outstanding amounts: USD 22,618,226 of principal, USD 120,654 of accrued interests, and USD 2,595,000 of accrued fees.

For the period starting January 01, 2019 to January 16, 2019, WISeKey recorded a total debt amortization charge of USD 49,822. Therefore the unamortized debt discount as at January 16, 2019 amounted to USD 1,325,552.

The repayment of the loan was assessed as a debt extinguishment in line with ASC 405-20-40-1. As a result, the unamortized debt discount of USD 1,325,552 was expensed as loss on debt extinguishment in the income statement. Because most of the principal loan balance related to the acquisition credit line for the purchase of QuoVadis in 2017, and in application of ASC 205-20-45-6 to 205-20-45-8 after the signature of the SPA to sell QuoVadis, WISeKey further elected to apply ASC 205-20-45-8 and to allocate interest to the discontinued operations based on the debt that can be identified as specifically attributed to the operations of QuoVadis. As a result USD 1,092,783 out of the USD 1,325,552 total loss on debt extinguishment was recorded under discontinued operations and presented as a separate line item in the income / (loss) on discontinued operations presented in Note 28 of the 2018 financial statements. The remaining USD 232,769 loss on debt extinguishment attributable to continuing operations is showing as a separate line item on the face of the income statement.

Standby Equity Distribution Agreement with YA II PN, Ltd.

On February 08, 2018 WISeKey entered into a Standby Equity Distribution Agreement with a fund managed by Yorkville Advisors Global, LLC. Under the terms of the SEDA as amended, Yorkville has committed to provide WISeKey, upon a drawdown request by WISeKey, up to CHF 50,000,000 in equity financing over a three-year period ending March 01, 2021. Provided that a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 by drawdown, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The purchase price will be 93% of the relevant market price at the time of the drawdown, determined by reference to a five-day trading period following the draw down request by WISeKey.

The instrument was assessed under ASC 815 as an equity instrument. WISeKey paid a one-time commitment fee of CHF 500,000 (USD 524,231 at historical rate) on April 24, 2018 in 100,000 WIHN Class B Shares. In line with ASU 2015-15 the commitment fee was capitalized as deferred charges to be amortized over the duration of the contract as a reduction of equity.

In 2018, WISeKey made 4 drawdowns for a total of CHF 1,749,992 (USD 1,755,378 at historical rate) in exchange for a total of 540,539 WIHN class B shares issued out of authorized share capital or treasury share capital.

On January 08, 2019 WISeKey made one drawdown for CHF 250,000 (USD 245,125 at historical rate) in exchange for 97,125 WIHN class B shares issued out of treasury share capital.

The amortization charge for the capitalized fee recognized in APIC amounted to USD 91,061 for the six months to June 30, 2019 and the remaining deferred charge balance as at June 30, 2019 was USD 306,892 broken down as USD 184,134 current and USD 122,758 noncurrent.

As at June 30, 2019 the outstanding equity financing available was CHF 48,000,008, and 343,633 WIHN Class B shares were on loan to Yorkville under the share-lending arrangement, at an aggregate fair value of USD 865,952 calculated based on the market price of a share at the reporting date (CHF 2.46, USD 2.52).

Facility Agreement and Convertible Loan Agreement with YA II PN, Ltd.

On September 28, 2018 WISeKey entered into the Yorkville Loan, a Facility Agreement with Yorkville to borrow USD 3,500,000 repayable by May 01, 2019 in monthly cash instalments starting in November 2018. The loan bears an interest rate of 4% per annum payable monthly in arrears. A fee of USD 140,000 and debt issuance costs of USD 20,000 paid at inception.

The debt instrument was assessed as a term debt. A discount of USD 160,000 was recorded at inception and will be amortized using the effective interest method over the life of the debt.

The remaining loan balance at December 31, 2018 was USD 2,717,773 including unamortized debt discount of USD 57,007. The discount amortization expense recorded for the period to December 31, 2018 was USD 102,993. In the period to December 31, 2018, WISeKey repaid USD 725,220 of the principal loan amount in cash.

On June 27, 2019, WISeKey entered into the Yorkville Convertible Loan, a Convertible Loan Agreement with Yorkville to borrow USD 3,500,000 repayable by August 01, 2020 in monthly instalments starting in August 01, 2019 either in cash or in WIHN class B Shares. The loan bears an interest rate of 6% per annum payable monthly in arrears. Total fees of USD 160,000 were paid at inception.

The conversion option into WIHN Class B shares is exercisable at the election of Yorkville and may be exercised at each monthly repayment date, covering any amount outstanding, be it principal and/or accrued interests. The initial exercise price is set at CHF 3.00 per WIHN class B Share but may be adjusted as a result of specific events so as to prevent any dissolution effect. The events triggering anti-dissolution adjustments are: (a) increase of capital by means of capitalization of reserves, profits or premiums by distribution of WIHN Shares, or division or consolidation of WIHN Shares, (b) issue of WIHN shares or other securities by way of conferring subscription or purchase rights, (c) spin-offs and capital distributions other than dividends, and (d) dividends.

At the date of inception of the Yorkville Convertible Loan, on June 27, 2019, an unpaid balance of USD 500,000 remained on the Yorkville Loan. There was no unamortized debt discount on the Yorkville Loan as it was amortized in accordance with the planned repayment schedule, i.e. by May 01, 2019.

In line with ASC 470-50, we compared the present value of the new debt (the Yorkville Convertible Loan) to the present value of the old debt (the Yorkville Loan) using the net method and concluded that the difference was below the 10% threshold. Therefore the Yorkville Convertible Loan was analyzed as a debt modification and accounted for under ASC 470-50-40-14.

In line with ASU 2014-16, the convertible note was assessed as a hybrid instrument, being a debt instrument with an equity-linked component (the conversion option). Per ASC 815-10, the embedded conversion option met the definition of a derivative and was accounted for separately, thereby creating a debt discount.

The derivative liability component (the conversion option) was fair valued using a binomial lattice model, building in quoted market prices of WIHN class B shares, and inputs such as time value of money, volatility, and risk-free interest rates. It was valued at inception at USD 257,435, and was allocated between current and noncurrent on a prorata temporis basis according to the monthly repayment schedule. The derivative component will be revalued at fair value at each reporting date in line with ASC 815-15-30-1.

On the date of the agreement, WISeKey signed an option agreement granting Yorkville the option to acquire up to 500,000 WIHN class B shares at an exercise price of CHF 3.00, exercisable between June 27, 2019 and June 27, 2022. In order to prevent any dissolution effect, the exercise price may be adjusted as a result of the same specific events listed above as adjustments to the conversion price of the principal amount. In line with ASC 470-20-25-2, the proceeds from the convertible debt with a detachable warrant was allocated to the two elements based on the relative fair values of the debt instrument net of the warrant and the embedded conversion separated out on the one side, and the warrant at time of issuance on the other side. The option agreement was assessed as an equity instrument and was fair valued at grant for an amount of USD 373,574 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, June 27, 2019, of CH 2.35. The fair value of the debt was calculated using the discounted cash flow method as USD 3,635,638. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of USD 326,126, and the credit entry was booked in APIC.

As a result of the above accounting entries, the total debt discount recorded at inception was USD 743,561, made up of USD 160,000 fees to Yorkville, USD 257,435 from the bifurcation of the embedded conversion option into derivative liabilities, and USD 326,126 from the recognition of the warrant agreement.

As at June 30, 2019, the full principal amount was still outstanding and no conversion rights had been exercised. The derivative components was measured at fair value at the reporting date at USD 337,437, broken down as USD 265,129 current and USD 72,308 noncurrent derivative liabilities. Therefore, for the six months to June 30, 2019, WISeKey recorded in the income statement, a net loss on derivative of USD 80,002. No debt discount amortization was recorded for the three days between the inception of the Yorkville Convertible Loan (June 27, 2019) and the period end (June 30, 2019) because the amount was highly immaterial to the accounts.

Convertible Loan with Crede CG III, Ltd

On September 28, 2018 the Group closed a Convertible Loan Agreement with Crede CG III, Ltd for an amount of USD 3,000,000. The funds were made available on October 31, 2018. The loan bears a 10% p.a. interest rate, payable in arrears on a quarterly basis starting December 31, 2018, and is repayable in WIHN class B Shares any time between November 30, 2018 and the maturity date of September 28, 2020, at Crede’s election. Accrued interests are payable, at WISeKey’s sole election, either in cash or in WIHN class B Shares. The conversion price applicable to the prepayment of the principal amount or accrued interest is calculated as 93% of the average of the 2 lowest daily volume-weighted average prices quoted on the SIX Stock Exchange during the 10 Trading Days immediately preceding the relevant conversion date or interest payment date respectively, disregarding any day on which Crede (or its Affiliates or related party) has effected any trade, converted into USD at the exchange rate reported by Bloomberg at 9 a.m. Swiss time on the relevant conversion date or interest payment date. As at December 31, 2018 the full amount of USD 3 million remained outstanding and accrued interest of USD 50,833 were recognized in the income statement.

Due to Crede’s option to convert the loan in part or in full at any time before maturity, the Crede Convertible Loan was assessed as a share-settled debt instrument with an embedded put option. Because the value that Crede will receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Crede Convertible Loan was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

On the date of the agreement, WISeKey signed an option agreement granting Crede the option to acquire up to 408,247 WIHN class B shares at an exercise price of CHF 3.84, exercisable between October 31, 2018 and October 29, 2021. Per the option agreement’s term, the date of grant under US GAAP is October 29, 2018 upon issuance of a Tax Ruling from the Swiss Federal Tax Administration and the Zug tax authority. In line with ASC 470-20-25-2, the proceeds from the convertible debt with a detachable warrant was allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. The option agreement was assessed as an equity instrument and was fair valued at grant for an amount of USD 408,056 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, October 29, 2018, of CH 3.06. The fair value of the debt was calculated using the discounted cash flow method as USD 2,920,556. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of USD 367,771, and the credit entry was booked in APIC.

On January 03, 2019 Crede exercised a conversion in the amount of USD 73,559 in exchange for 30,000 WIHN class B shares issued out of treasury share capital.

On January 03, 2019 Crede exercised a conversion in the amount of USD 265,099 in exchange for 100,000 WIHN class B shares issued out of treasury share capital.

On February 26, 2019 Crede exercised a conversion in the amount of USD 279,525 in exchange for 100,000 WIHN class B shares issued out of treasury share capital.

As at June 30, 2019, the principal amount outstanding was USD 2,381,817. For the six months to June 30, 2019, the Group recorded a net debt discount amortization expense in the income statement of USD 59,235.

Credit Agreement with ExWorks Capital Fund I, L.P

On April 04, 2019 WISeCoin AG (“WISeCoin”), an affiliate of the Company, signed a credit agreement with ExWorks. Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and may add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bears an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement is April 04, 2020 therefore all outstanding balances are classified as current liabilities in the balance sheet. ExWorks can elect to have part of or all of the principal loan amount and interests paid either in cash or in WISeCoin Security Tokens (the “WCN Token”) as may be issued by WISeCoin from time to time. As at June 30, 2019, the conversion price is set at CHF 12.42 per WCN Token based on a non-legally binding term sheet.

Under the terms of the credit agreement, WISeCoin is required to not enter into agreements that would result in liens on property, assets or controlled subsidiaries, in indebtedness other than the exceptions listed in the credit agreement, in mergers, consolidations, organizational changes except with an affiliate, contingent and third party liabilities, any substantial change in the nature of its business, restricted payments, insider transactions, certain debt payments, certain agreements, negative pledge, asset transfer other than sale of assets in the ordinary course of business, or holding or acquiring shares and/or quotas in another person other than WISeCoin R&D. Furthermore, WISeCoin is required to maintain its existence, pay all taxes and other liabilities.

Borrowings under the line of credit are secured by first ranking security interests on all material assets and personal property of WISeCoin, and a pledge over the shares in WISeCoin representing 90% of the capital held by the Company. Under certain circumstances, additional security may be granted over the intellectual property rights of WISeCoin and WISeCoin R&D, and the shares held by WISeCoin in WISeCoin R&D.

In the six months to June 30, 2019, WISeKey recorded a total debt amortization charge of USD 70,023 and an unamortized debt discount of USD 89,977 remained as at June 30, 2019.

As at June 30, 2019, outstanding borrowings were USD 4,030,000.

C.	Research and Development, Patents and Licenses, Etc.

WISeKey’s research and development spending totaled USD 5.3 million in each year ended December 31, 2018 and 2017. As mentioned in Item 3. Key Information – D. Risk Factors, we need to keep pace with changing technologies in order to maintain and grow our revenue. We currently own 88 individual patents which preserve our technology. Our spending in research and development include the development of future technologies that we will register legally in the future to develop our patent portfolio and ensure that competitors cannot replicate our technology easily.

D.	Trend Information

Our growth strategy and industry trends are detailed in Item 3. Key Information – B. Business Overview. The uncertainties and material commitments such as financial instruments that are likely to have a material effect on the companies’ financial condition are described in Item 3. Key Information – D. Risk Factors and Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital resources.

E.	Off-Balance Sheet Arrangements

We have no special purpose financing or partnership entities, or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018 in USD’000s:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Operating and short-term lease obligations	1,938	599	1,098	240	-
Debt and convertible note obligations	30,737	6,797	23,940	-	-
Total contractual obligations	32,675	7,396	25,038	240	-

In the six months to June 30, 2019 there have been significant changes to our contractual obligations as follows:

•	On January 16, 2019, WISeKey repaid in cash all outstanding amounts in relation to the ExWorks Line of Credit included in the Debt and convertible note obligations as at December 31, 2018. The total repaid amount was made up of: USD 22,618,226 of principal, USD 120,654 of accrued interests, and USD 2,595,000 of accrued fees. See detail in Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources.

•	On April 04, 2019, WISeCoin, an affiliate of the Company, signed a credit agreement with ExWorks. Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and may add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bears an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement is April 04, 2020.

•	On June 27, 2019, WISeKey entered into the Yorkville Convertible Loan, a Convertible Loan Agreement with Yorkville to borrow USD 3,500,000 repayable by August 01, 2020 in monthly instalments starting in August 01, 2019 either in cash or in WIHN class B Shares. The loan bears an interest rate of 6% per annum payable monthly in arrears. Total fees of USD 160,000 were paid at inception. See detail in Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name, date of birth and functions of our non-executive and executive directors, and our senior management as of the date of this registration statement. Unless otherwise indicated, the current business addresses for our executive officers and directors is General-Guisan-Strasse 6, 6300 Zug, Switzerland. Our non-executive and executive directors are elected annually and individually as a matter of law by the shareholders at each Annual General Meeting of the shareholders for a term extending up until the following Annual General Meeting of the shareholders. The last Annual General Meeting of the shareholders was on May 21, 2019.

Name	Date of birth	Functions in WISeKey	Date first appointed
Non-Executive Directors
Philippe Doubre	March 24, 1935	Board Member, Member of the Nomination and Compensation Committee	March 21, 2016 (1999*)
David Fergusson	August 15, 1960	Board Member, Chairman of the Nomination and Compensation Committee, Member of the Audit Committee	May 31, 2017
Juan Hernández Zayas	May 07, 1962	Board Member, Chairman of the Audit Committee, Member of the strategy committee	March 21, 2016 (2007*)
Maryla Shingler Bobbio	December 09, 1963	Board Member, Member of the Nomination and Compensation Committee, Member of the Audit Committee	March 21, 2016 (2013*)

Name	Date of birth	Functions in WISeKey	Date first appointed
Executive Directors
Carlos Moreira	September 01, 1958	Chairman of the Board of Directors, Member of the Strategy Committee, Founder and Chief Executive Officer	March 21, 2016 (1999*)
Dourgam Kummer	May 08, 1965	Vice-Chairman of the Board of Directors, Head of M&A	March 21, 2016 (2005*)
Peter Ward	January 05, 1952	Board Member, Member of the Strategy Committee	March 21, 2016 (2012*)

Senior Management
Pedro Fuentes	November 12, 1969	Chief Security Officer	August 01, 2016
Carlos Moreno	March, 09, 1964	Vice President of Strategic Partnerships	July 15, 2006*
Jean-Yves Le Saux	June 02, 1958	Vice President of Sales and Business Development	September 21, 2016**
Nathalie Verjus	February 19, 1975	Company Secretary and Financial Planning & Reporting Manager	November 01, 2016
Bernard Vian	March 22, 1967	General Manager of WISeKey Semiconductors	September 21, 2016**

Alexander Zinser	July 17, 1969	Chief Legal Officer	April 09, 2018

* Includes board membership and employment at the Company’s predecessor holding company of the WISeKey Group, WISeKey SA.

** Joined the WISeKey Group on the acquisition of WISeKey Semiconductors SAS on September 21, 2016.

Biographies

Directors

Carlos Moreira, Founder, Chairman of the Board of Directors and CEO of WISeKey, UN Expert on CyberSecurity and Trust Models for ILO, UN, UNCTAD, ITC/WTO, World Bank, UNDP, ESCAP (83-99). Author, Internet Pioneer; Founder OISTE.org. Founding Member of the “Comité de Pilotage Project E-Voting” of the Geneva Government, Member of the UN Global Compact, Member of the WEF Global Agenda Council. Founding Member WEF Global Growth Companies 2007. WEF New Champion 2007 to 2016, Vice Chair WEF Agenda Council on Illicit Trade 12/15, Member of the Selection Committee for the WEF Growth Companies. Founder of the Geneva Security Forum. Member the WEF Global Agenda Council on the Future of IT Software & Services 2014-16. Member of the New York Forum. Selected as one of the WEF, Trailblazers, Shapers and Innovators, Member of Blockchain Advisory Board of the Government of Mexico. Nominated by Bilan.CH among the 300 most influential persons in Switzerland 2011 and 2013, top 100 of Who's Who of the Net Economy, Most Exciting EU Company at Microsoft MERID 2005, Man of the Year AGEFI 2007, Selected by Bilanz among the 100 most important 2016 digital heads in Switzerland 2017. Award Holder CGI. Adjunct Professor of the Graduate School of Engineering RMIT Australia (95/99). Head of the Trade Efficiency Lab at the Graduate School of Engineering at RMIT.  M&A Award 2017 Best EU acquisition. 2018 Blockchain Davos Award of Excellence by the Global Blockchain Business Council. Member of The Blockchain Research Institute. Founder Blockchain Center of Excellence 2019.  Entrepreneur and investor in disruptive cryptotechnology AI, Blockchain, IoT and Cybersecurity. Keynote speaker at the UN, WEF, CGI, ITU, Bloomberg, Oracle, SAP, Zermatt Summit, Microsoft, IMD, INSEAD, MIT Sloan, HEC, UBS, CEO Summit. Coauthor of “The transHuman Code: How to Program Your Future” (2019).

Peter Ward has served our Chief Financial Officer and a director since 2012. Mr. Ward began his tenure with our Company in 2008 as Finance Director. From 2005 to 2008, Mr. Ward served as a director and International Finance Director at Isotis International Inc., a manufacturer and distributor of bone and skin transplants. From 1996 to 2004, Mr. Ward served as a director and International Finance Director, then Director Administration and Taxes of Iomega International, a manufacturer and distributor of external computer drives and disks. From 1986 to 1996, Mr. Ward served as Finance Director for Germany, Austria & Switzerland Finance for GE Information Services (GEISCO), based in Cologne, Germany, then Commercial Finance Manager for GE Plastics BV, based in Bergen op Zoom, The Netherlands and Finance Director for Germany, Austria & Switzerland for GE Medical Services AG, based in Frankfurt am Main, Germany at General Electric. From 1973 to 1985, Mr. Ward served as Cost Analyst at Standard Telephones & Cables Ltd, a manufacturer and installer of submarine telephone cables, based in Southampton, United Kingdom, then Finance Accountant for Payot Cosmetics Ltd and Mavala Cosmetics Ltd, manufacturers of cosmetics and nail products respectively, based in Ashford, Kent, United Kingdom, then Financial Controller for Rimmel Cosmetics Germany and ITT Photoproducts, Germany, distributors of cosmetics and photographic equipment respectively, based in Frankfurt am Main, Germany, then Financial Analyst for the Automotive and Sanitary Products Division, based in ITTE HQ in Brussels, Belgium, then Manager Financial Controls for the Telecommunications Division based in ITTE HQ Brussels, Belgium, at ITTE. He holds a B.A. with honors in Business Administration from Wolverhampton University, in Wolverhampton, U.K. and is a qualified Chartered Management Accountant.

Philippe Doubre is a co-founder of our company and has served as a member of our board since 1999. Mr. Doubre is also the co-founder and Président du Conseil de Fondation of the Organisation Internationale pour la Sécurité des Transactions Electroniques (OISTE), a not-for-profit organization founded in 1998 that promotes digital security and certification of persons and objects. Mr. Doubre serves as vice president and treasurer of the World Trade Point Federation (WTPF), an international non-governmental organization founded in 2000 in partnership with the United Nations Conference on Trade and Development (UNCTAD), which assists small and medium enterprises (SMEs) in over 70 countries worldwide to trade internationally through the use of electronic commerce technologies. Additionally, Mr. Doubre serves as president of the China Hub in Geneva, Switzerland, and a permanent representative of the WTCA organization to the U.N. in Geneva, Switzerland. From 1979 to 2015, Mr. Doubre served as secretary general and then president of the World Trade Centre Geneva, Switzerland, a member of the World Trade Center Association (WTCA). Mr. Doubre served as the co-chairman of the WTCA Committee on Information and Communication, and as a member of the WTCA New York board of directors since 1999. Prior to his role with the WTCA, Mr. Doubre held several senior positions in the banking and finance industry, including vice president and general cashier of American Express Paris, and general manager of the Overseas Development Bank between 1967 and 1970. Mr. Doubre graduated in mathematics from the Collège Saint Barbe in Paris, France.

David Fergusson has served as a member of our board since 2017. Since 2010, Mr. Fergusson serves as president and CEO of “The M&A Advisor”, the world’s premier think tank for corporate finance, mergers & acquisition and restructuring professionals. From London and New York, M. Fergusson leads the company’s market intelligence, media, event, and consulting services for a global constituency of over 350,000 finance industry professionals. M. Fergusson is a sought-after speaker and contributor on the subjects of finance, technology and operational innovation with international media, educational institutions and leadership assemblies. A market expert on the impact of technological innovation on corporations, M. Fergusson is also the editor of 5 annual editions of “The Best Practices of the Best Dealmakers” with over 500,000 readers and distribution in over 60 countries. In 2013, Mr. Fergusson founded the global Corporate Finance Emerging Leaders program, which engages future global business stalwarts to affect significant change through social innovation. A pioneer in cross border M&A between the United States and China, he was recognized with the 2017 M&A Leadership Award from the China Mergers & Acquisitions Association and is Chairman of the US Chapter of the Asia M&A Association. Additionally, Mr. Fergusson serves as president-elect of Hugh O’Brien Youth Leadership (HOBY), the world’s largest social leadership philanthropic foundation for high school students. He received the 2015 Albert Schweitzer Leadership Award for his work in youth leadership development. Mr. Fergusson is also a founding member of the City of London’s Guild of Entrepreneurs, a member of British American Business, and of the Association for Corporate Growth (ACG). Mr. Fergusson is a graduate of Kings College School and the University of Guelph where he earned a Bachelor of Arts in Political Studies.

Juan Hernández Zayas has served as a member of our board since 2007. Since 2001, Mr. Hernández Zayas serves as chief executive officer of the Cosimet-Velasco Group, playing a major role in the company’s diversification strategy and in the consolidation of a large industrial holding, with companies involved in several sectors, including steel, real estate, construction and services. Mr. Hernández Zayas also serves as a member of the board of Grupo TDG CLAMPING SOLUTIONS SL, a manufacturing company in the machinery and tool industry, since 2018. Prior to joining Cosimet-Velasco Group, Mr. Hernández Zayas served as director of affiliates for the Eguizabal-Paternina Group, one of Spain’s leading wine producers, from 1995 until its IPO in 1998. From 1989 to 1995, Mr. Hernández Zayas joined the audit and corporate division of PricewaterhouseCoopers (PwC), specializing in corporate finance, mergers and takeovers, working with large corporates and multinationals as well as important family groups. Mr. Hernández Zayas currently serves as a member of the board of directors of Welzia Management SA, Igurco SL., SaltX Technology Holding AB. Mr. Hernández Zayas is a member of the ROAC, the official Spanish College of Chartered Accountants. Mr. Hernández Zayas holds a B.A. in Economics and Business Administration from UPV, Universidad del Pais Vasco, in Bilbao, Spain, and an M.B.A. in Foreign Trade from the LSFT, London School of Foreign Trade, in London, U.K.

Dourgam Kummer has served as a member of our board of directors since 2005. From 1992 to 2001, Mr. Kummer worked for André & Cie SA, a structured finance, trade finance, and project finance/M&A specialist, where he served in several management positions in the former USSR and Austria representation offices between 1993 and 1997, before becoming their deputy director at the headquarter in Switzerland. From 2001 to 2004, Mr. Kummer served as a member of the board of directors and managing director for Bisange SA, a private family office active in equity financing. Mr. Kummer joined our board of directors in 2005. Mr. Kummer served as our chief financial officer from 2005 until 2011, and our chief operations officer from 2011 to 2015. From 2016 to 2018, Mr. Kummer served as a senior partner at FRACTAL-SWISS AG and a member of their board of directors. Since January 2019, Dourgam Kummer serves as our Head Corporate M&A and has therefore become an executive member of our board of directors. He graduated in company management and finance at “l’école de Cadre” in Lausanne, Switzerland, and obtained a certificate in structured finance and strategic finance from the IMD Business School in Lausanne, Switzerland.

Maryla Shingler Bobbio has served as a member of our board of directors since 2013. Since 2005, Ms. Shingler Bobbio serves as managing director of the Argentum Group, a company she founded that specializes in office services including the creation and administration of onshore and offshore corporate structures, foundations and trusts. A qualified solicitor, from 2002 to 2004, prior to founding the Argentum Group, Ms. Shingler Bobbio served as in-house legal counsel for Rathbones plc. From 1989 to 1999 prior to joining Rathbones plc, Mrs Shingler Bobbio served as a Solicitor for Linklaters, Beachcrofts and Charles Russell, specializing in private client tax planning and trusts. She is a full Member of the Society of Trust and Estate Practitioners (STEP) and holds a current English Solicitor Practising Certificate. Between 2010 and 2014, Ms. Shingler Bobbio also served on the supervisory board of directors of Budev BV, a Dutch Healthcare R&D company. She is a registered English Solicitor.

Senior Management

Pedro Fuentes serves as our Chief Security Officer. Mr. Fuentes is responsible for the PKI platforms and compliance, ensuring the worldwide accreditation of WISeKey’s certification services, our product strategy, leading projects and customer support worldwide. He is a senior specialist in information security and PKI in particular with more than 20 years of active work in these areas as a certified professional (CISM, ISO27000, MSCP and others). Mr. Fuentes joined WISeKey in 2009 to reinforce the eSecurity Business Unit. Prior to joining WISeKey, he worked at Siemens as responsible for the cybersecurity product line for southern Europe, managing key projects for national identity and leveraging eGovernance services through the integration of eSecurity techniques in business processes. Mr. Fuentes obtained a high degree in Computer Science from the Polytechnic University of Valencia, Spain.

Carlos Moreno is our Vice President of Strategic Partnerships. Mr. Moreno has more than 30 years of experience in Sales Engineering, Sales Management and Business Development. He has worked extensively on strategic projects for both national and multinational companies in the public, financial and industrial sectors throughout his career at Banque Worms, Infogestion, Sopra Steria Informatique, Deutsche Bank, Uniface, Compuware and BMC Software. He has held management and executive roles in the areas of people management, sales coaching, market analysis, establishment and implementation of account plans. He joined WISeKey in 2006 as sales director for Switzerland and held several operational positions before being appointed Vice President of Strategic Partnerships to oversee commercial relationships with strategic customers and helm market analysis and go-to-market strategies. He qualified in Business and administration with the Commercial School Nicolas Bouvier in Geneva, Switzerland, and obtained a qualification as Programmer Analyst with the IEPIGE Institute in Geneva, Switzerland.

Jean-Yves Le Saux serves as our Vice President of Sales and Business Development. Prior to joining WISeKey, he served as Vice President of Sales and Business Development for EMEA at INSIDE Secure from 2013 to 2016. Mr. Le Saux joined INSIDE Secure in 2010 from Atmel Corporation where he was the Sales Director for Southern Europe and the Sales Director for Secure Products. Prior to joining Atmel Corporation in 1995, he spent nine years as Sales Director Southern Europe at ES2. Mr. Le Saux holds an MBA from the ESSEC Business School in Paris, France.

Nathalie Verjus serves as our Company Secretary and Financial Planning & Reporting Manager. A qualified chartered accountant, Ms. Verjus has a solid background in compliance and finance, combined with project management and operational experience. Prior to joining WISeKey, Ms. Verjus worked for Tyco International, where she served as EMEA Controllership Senior Manager, then Finance Transformation Senior Project Manager, before becoming Operational Excellence Lead and Head of a Business Unit. Prior to joining Tyco International, Ms. Verjus spent four years with PricewaterhouseCoopers UK in Audit and Risk Assurance. Prior to joining PricewaterhouseCoopers, Ms. Verjus served as Project Manager and Export Administration Manager for NACCO Industries. In addition to her chartered accountant qualification (ACA) with the Institute of Chartered Accountants in England and Wales (ICAEW), UK, Ms Verjus holds an MA in International Business Administration for Bournemouth University, UK, and a Master in International Business from the EDC Paris Business School in Paris, France.

Bernard Vian serves as General Manager of WISeKey Semiconductors. Prior to our acquisition of WISeKey Semiconductors SAS, Mr. Vian served as the Executive Vice President of the Secure Transaction Business Division, Vice President of Business Development and Executive Vice President for Secure Payments at INSIDE Secure SA. He came to INSIDE Secure from Gemplus (now renamed GEMALTO) where he served in several positions in Sales Support and Marketing, in Europe and lately in California where he opened the Gemplus North America headquarter and served as Technical Support Director for 5 years. Mr. Vian joined INSIDE Secure’s team in 2002 as Business Development Vice President. He is a graduate of the University of Aix-Marseille, France, with an engineering degree in Electronic Systems.

Alexander Zinser serves as Chief Legal Officer. Prior to joining WISeKey, Mr. Zinser served ad-interim at the General Counsel Office for Ernst & Young Switzerland. Prior to joining Ernst & Young Switzerland, Mr. Zinser served as Managing Counsel for SFR Tobacco International GmbH (formerly Reynolds American Group) in Switzerland. Prior to working for SFR Tobacco International GmbH, Mr. Zinser served as Assistant General Counsel Europe at the EMEA headquarter of Guardian Industries Europe S.à.r.l. in Luxembourg. Prior to working for Guardian Industries Europe S.à.r.l., Mr. Zinser served as senior attorney for Agilent Technologies International S.à.r.l., initially in Germany before transferring to the European headquarter in Switzerland. Prior to working for Agilent Technologies International S.à.r.l., Mr. Zinser served as Attorney-at-law for Graf von Westphalen Fritze & Modest in Germany. Mr. Zinser is a qualified Doctor of Laws from the University of Kiel, Germany. He also holds a post-graduate degree in Comparative Law from the University of Strasbourg, France, a diploma in English Law from the University of Birmingham, U.K., a Master of Laws from the University of Huddersfield, U.K., and an Executive MBA from the University of Saint Gallen, Switzerland.

Family Relationship

There are no family relationships among any of our executive and non-executive officers or directors.

Potential arrangements

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. However Carlos Moreira has a significant shareholding in our company as disclosed in “Item 7A. Major Shareholders”.

B.	Compensation

Compensation of Directors and Executive Officers

We are subject to the Ordinance against Excessive Compensation with respect to Listed Companies issued by the Swiss Federal Council (the “Compensation Ordinance”) and the Directive on Information Relating to the Corporate Governance issued by the SIX (the “Corporate Governance Directive”). The Compensation Ordinance requires a “say on pay” approval mechanism for the compensation of the board of directors and the executive management pursuant to which the shareholders must vote on the compensation of the board of directors and the executive management on an annual basis. Accordingly, our Articles provide that the general meeting of shareholders must, each year, vote separately on the proposals by the board of directors regarding the maximum aggregate amounts of:

•	the total compensation of the board of directors for the next term of office; and

•	the total compensation of the executive management for the period of the next fiscal year.

If the general meeting of shareholders does not approve a proposal of the board of directors, the board of directors determines the maximum aggregate amount or maximum partial amounts taking into account all relevant factors and submits such amounts for approval to the same general meeting of shareholders, to an extraordinary general meeting of shareholders or to the next ordinary general meeting of shareholders for retrospective approval. If the maximum aggregate amount of compensation already approved by the general meeting of shareholders is not sufficient to also cover the compensation of persons newly appointed to or promoted within the executive management, such persons may be paid for each of the following purposes an aggregate of up to 40% in excess of the total annual compensation of the respective predecessor or for a similar pre-existing position: (i) as compensation for the relevant compensation period; and, in addition, (ii) as compensation for any prejudice incurred in connection with the change of employment.

For the year ended December 31, 2018, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was CHF 2,480,000 (USD 2,536,732). For the year ended December 31, 2018, the compensation of Carlos Moreira, as the company's highest paid executive, was CHF 1,053,000 (USD 1,077,088).

The tables below show the amount of compensation paid and benefits in kind granted to our executive and non-executive directors for the year ended December 31, 2018 as disclosed in our 2018 annual report. We note that Mr. Thomas Hürlimann was a member of our board of directors as at December 31, 2018 but he resigned at the general meeting of shareholders held on May 21, 2019 and was therefore not re-elected for the board term starting May 22, 2019.

Compensation of the Board of Directors of WISeKey International Holding AG
for the 12 months ending December 31, 2018		CHF'000 [1]				US $'000[3]
				Other Stock
		Board	Additional	Based	Total	Total
Name	Function	Fee[2]	Fees[3]	Compensation[4]	Compensation	Compensation
Philippe Doubre	Board Member, NCC[5] Member	74	-	4	78	80
David Fergusson	Board Member, NCC Chairman, Audit Committee Member	46	-	-	46	47
Juan Hernandez Zayas	Board Member, Audit Committee Chairman, Strategy Committee Member	82	-	4	86	88
Thomas Hürlimann	Board Member	23	-	-	23	24
Dourgam Kummer	Board Member, Vice-Chairman of the Board	72	179	4	255	261
Maryla Shingler Bobbio	Board Member, NCC Member, Audit Committee Member	74	-	4	78	80
Total Board Members		371	179	16	566	580

1	Board members are remunerated in Swiss Francs (CHF).
2	Board fees can be paid in a mix of cash and options.
The cash fee voted by the Board as remuneration to Board Members for the 2018/2019 Board term is disclosed in application of the accrual-based principle when it has not yet been paid. The cash fee for 2017/2018 and 2018/2019
Board memberships was not paid to all Board members in 2018 and, where applicable, has been accrued in current liabilities on a prorata temporis basis in the 2018 consolidated financial statements.
Compensation in options on WIHN CLass B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods. The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date. In 2018, Board members received the options relating to their 2016/2017 Board Term.
The amount of Board fees includes employer social charges paid by the Company.
3	Additional fees relate to services other than Board duties rendered to the Company.
4	Other stock based compensation refers to stock based compensation for services other than Board services.
The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date.
5	Nomination & Compensation Committee
6	Translated using the average rate of exchange prevailing during the year 2018.

Compensation of the Executive Management of WISeKey International Holding AG
for the 12 months ending December 31, 2018		CHF'000 [1]						US $'000[2]

		Base	Annual	Additional	Stock Based	Other	Total	Total
	Function	Salary[2]	Incentive	Fees[3]	Compensation[4]	Compensation[5]	Compensation	Compensation
Highest Paid Executive
Carlos Moreira	Chairman of the Board, Chief Executive Officer	574	324	-	-	155	1,053	1,077
Peter Ward	Board Member, Chief Financial Officer	474	268	-	-	119	861	881
Total Executive Management		1,048	592	-	-	274	1,914	1,958

1	The executive management members are remunerated in Swiss Francs (CHF).
2	Base salary includes employee social security costs.
3	Additional Fees include fees paid for special services rendered to the Company.
4	The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date.
5	Other compensation includes pension contributions and employer social charges paid by the Company.
6	Translated using the average rate of exchange prevailing during the year 2018.

Disclosure of the amount set aside by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers is not required in Switzerland and is not otherwise disclosed by the Company.

Disclosure of compensation to our senior management is not required in Switzerland and is not otherwise publicly disclosed by the Company.

Annual Incentive Plan

Compensation for our executive directors and senior management includes a bonus. Our annual incentive plan is designed to encourage management to achieve pre-established performance goals, both short-term and long-term.

The annual incentive plan for our executive directors is approved by our nomination and compensation committee which then submits it for approval by our board of directors. It is included in the total compensation that the shareholders must vote on, on an annual basis, as described above.

Share-based Compensation

We maintain an Employee Stock Option Plan (“ESOP”) which was transferred from WISeKey SA for the benefit of our directors, employees and consultants. Options issued under the ESOP to our directors for compensation entitle the participant to WISeKey Class B shares at the ratio of 1:1, at an exercise price equal to the nominal value of WISeKey Class B shares of CHF 0.05, with immediate vesting and expiring on the seventh anniversary of the grant date. Each grant is subject to the approval of the board of directors who may, in line with the terms and conditions of the ESOP, amend the terms of the grant.

C.	Board Practices

Our articles of association provide that our board of directors consists of a minimum of three and a maximum of 12 directors. Our board of directors currently consists of seven members. Each director is elected for a one-year term. The current members of our board of directors were elected at an annual shareholders’ meeting held on May 21, 2019 to serve until our next annual general shareholders meeting and until their successors are elected at such next annual general meeting. Please also refer to Item 6.A. Directors and Senior Management above for further details regarding the periods of service of each of our current directors and senior managers.

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his or her engagement with our company.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under NASDAQ’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement.

Board Independence

NASDAQ Listing Rule 5605 (b)(1) requires an issuer to maintain a majority of independent directors. Currently, 4 of our 7 directors, Juan Hernández Zayas, David Fergusson, Maryla Shingler Bobbio and Philippe Doubre, are considered “independent” under the NASDAQ rules. Under the Swiss Code of Best Practice for Corporate Governance (the “Swiss Code”), which is a non-binding set of corporate governance recommendations issued by economiessuisse and addressed to Swiss public companies, the majority of the board of directors is recommended to be independent. Members of the board of directors are considered independent under the Swiss Code if they are non-executive members of the Board of Directors who have never been a member of the company’s executive management, or who were not members of the company’s executive management during the preceding three years, and who have no or only comparatively minor business relations with the company. The Swiss Code is not binding and follows a “comply or explain” principle. In the future, our Board of Directors may therefore not be comprised of directors a majority of which is independent. In addition, we are not subject to NASDAQ Listing Rule 5605 (b)(2) that requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

Board Committees

Our board of directors has established an audit committee, a nomination and compensation committee, and a strategy committee.

Audit Committee

The audit committee consists of Juan Hernández Zayas (Chairman), David Fergusson and Maryla Shingler Bobbio. The audit committee consists exclusively of members of our board of directors who are financially literate. Our board of directors has determined that all members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act and under the rules of NASDAQ. The members of the audit committee are appointed by our board of directors. In accordance with Swiss law, the Audit Committee does not have a charter and therefore our practice varies from NASDAQ Listing Rule 5605(c)(1), which requires a formal written audit committee charter.

The audit committee is responsible for, among other things:

•	overseeing our accounting and financial reporting processes and the audits of our financial statements

•	the compensation, retention and oversight of the work of our independent registered public accounting firm and statutory auditors who are appointed by the shareholders pursuant to Swiss corporate law

•	our accounting policies, financial reporting and disclosure controls and procedures

•	the quality, adequacy and scope of external audit

•	our accounting compliance with financial reporting requirements

•	the management’s approach to internal controls with respect to the production and integrity of the financial statements and disclosure of our financial performance

Nomination and Compensation Committee

Our nomination and compensation committee consists of David Fergusson (Chairman), Philippe Doubre and Maryla Shingler Bobbio. Our board of directors has determined that each of the members of the nomination and compensation committee is independent under NASDAQ’s listing standards. We will follow our home country standards with respect to the responsibilities of our Nomination and Compensation Committee.

The primary purpose of our nomination and compensation committee is to discharge our board of directors’ responsibilities to oversee our compensation policies, plans and programs, and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. We are subject to the Swiss Ordinance against Excessive Compensation in Listed Companies (the “Compensation Ordinance”) issued by the Swiss Federal Council, known as the “say-on-pay” rule. As a result of the say-on-pay rule, the members of the nomination and compensation committee must be elected by our shareholders at the annual general meeting for a one-year term and the aggregate compensation of our board of directors and executive officers must also be approved by our shareholders. Pursuant to the Swiss Code, all members of a nomination committee must be independent.

The nomination and compensation committee is responsible, among other things to:

•	review and recommend to our board of directors the compensation of our directors based on the aggregate compensation approved by our shareholders

•	review and approve, or recommend that our board of directors approve, the terms of compensatory arrangements with our executive officers

•	review and approve, or recommend that our board of directors approve, incentive compensation and equity plans, and any other compensatory arrangements for our executive officers and other senior management, as appropriate

•	identify, evaluate and select, or recommend that our board of directors approve, nominees for election to our board of directors and new members of the executive management and their terms of employment

•	consider and make recommendations to our board of directors regarding the composition of the committees of the board of directors

Strategy Committee

Our strategy committee currently consists three members of the board of directors: Carlos Moreira (Chairman), Juan Hernández Zayas and Peter Ward. The strategy committee advises the board of directors on all strategic matters, including acquisitions, divestments, joint ventures, restructurings and similar matters. The strategy committee continuously reviews our strategic direction and assesses the impact of changes in the environment on us. The members of the Strategy Committee are appointed by our board of directors.

Quorum requirements

In accordance with Swiss law and generally accepted business practices, our Articles of Association do not provide for quorum requirements generally applicable to general meeting of shareholders. Our practice varies from NASDAQ Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

Solicitation of proxies

Our Articles of Association provide for an independent proxy holder elected by our shareholders at a general meeting of shareholders, and we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders. However, Swiss law does not have a regulatory regime for the solicitation of proxies and company solicitation of proxies is prohibited for public companies in Switzerland, thus our practice will vary from NASDAQ Listing Rule 5620(b) that sets forth certain requirements regarding the solicitation of proxies.

Shareholder approval

We are not generally required to obtain shareholder approval for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To some extent, our practice therefore varies from the requirements of NASDAQ Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

Third party compensation

Swiss law does not require that we disclose information regarding third party compensation of our directors or director nominees. As a result, our practice varies from the third party compensation requirements of NASDAQ Listing Rule 5250(b)(3).

Related party transactions

Our board of directors, or a committee of our board of directors composed of directors not subject to the potential conflict, is required to conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis.

Voting Rights

We do not have the authority to disparately reduce or restrict the voting rights of existing stockholders of our listed common stock (Class B), including by issuing (a) stock with voting rights that are superior to those of outstanding listed common stock or (b) stock with voting rights that are inferior to those of outstanding listed common stock through an exchange offer, except where the general meeting of shareholders resolves, with a majority of two-thirds of voting rights associated with the shares, and the absolute majority of the par value of the shares, in each case as represented at the general meeting of shareholders, on the issuance of privileged voting rights stock, including as part of a separate class of stock.

Code of Conduct

We have followed Swiss law which does not require a company to have a Code of Conduct applicable to all directors, officers and employees. As a result, our practice varies from NASDAQ Listing Rule 5610 which requires a publicly available Code of Conduct. We do, however, expect ethical behavior from all of our directors, officers and employees.

D.	Employees

As of December 31, 2018, date of our last audited financial statements, we had 154 employees, of which 40 were located in Switzerland and 63 were located in France. This included 97 employees and contractors in our continuing operations, of which 21 were located in Switzerland and 63 were located in France. The following table shows the breakdown of our workforce of employees and contractors by category of activity as of the dates indicated:

Headcount breakdown	As of June 30,	As of December 31,
Area of Activity	2019	2018	2017
Cost of sales	4	13	14
Research and development	34	42	49
Selling and marketing	28	45	36
General and administrative	30	54	47
Total	96	154	146

With respect to French employees, French labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. French labor laws also imposes the creation of a worker’s council for a companies employing more than 50 people. Two employees of WISeKey Semiconductors SAS represent labor unions at the workers’ council.

As of December 31, 2018, we have 24 independent contractors, of which 18 in Vietnam. We maintain close cooperation with each of these independent contractors.

We have never experienced any labor-related work stoppages or strikes and believe our relationships with our employees and independent contractors are agreeable.

E.	Share Ownership

See Item 7.A. Major Shareholders for a list of beneficial ownership of our shares as of December 31, 2018.

The table below shows the beneficial share ownership of the persons listed in above subsection 6.B, including any shareholding by their related parties.

	As of December 31, 2018
Name	Number of Class A Shares held	Percentage of Class A Shares	Number of Class B Shares held	Percentage of Class B Shares**	Number of options held***
Non-Executive Directors
Philippe Doubre	701,695	1.8	*	*	-
David Fergusson	-	-	*	*	99,000
Juan Hernández Zayas	-	-	25,646	0.1	-
Maryla Shingler Bobbio	-	-	-	-	-

Executive Directors
Carlos Moreira	38,508,733	96.2	*	*	54,000
Dourgam Kummer	626,085	1.6	*	*	-
Peter Ward	*	*	*	*	6,000

Senior Management
Pedro Fuentes	-	-	-	-	-
Carlos Moreno	-	-	-	-	2,000
Jean-Yves Le Saux	-	-	-	-	-
Nathalie Verjus	-	-	-	-	-
Bernard Vian	-	-	-	-	-
Alexander Zinser	-	-	-	-	-

* Shareholding less than one percent of the class of shares and that has not been disclosed to shareholders or otherwise made public.

** Based on the total number of fully paid-in outstanding shares, in line with our share capital registered with the commercial register of the Canton of Zug as of December 31, 2018.

*** Each option giving right to one Class B Share upon exercise.

The options held by David Fergusson were exercisable each for a Class B Share at an exercise price of CHF 5.00. The expiration date of these options was January 30, 2019. All other options bear an exercise price of CHF 0.05 per option and have been transferred from WISeKey SA on March 21, 2016. As a result, the obligation now sits with WISeKey International Holding Ltd but no grant documents with the terms of the options on WIHN Class B shares had been issued to grantees as at December 31, 2018; the exact terms of the options, including expiration date, will be determined when WISeKey International Holding Ltd issues the grant documents on its WIHN Class B shares.

Each Class A Share and each Class B Share give their respective owner one voting right.

Summary of Stock Plans

Employee Share Option Plan

We have the WISeKey Employee Share Option Plan in place, last amended on September 29, 2016 (the “WISeKey Share Ownership Plan”). The WISeKey Share Ownership Plan was originally adopted by WISeKey SA on January 1, 2012, as a continuation of the existing Stock Option Plans approved on December 31, 2007 and December 31, 2011, respectively, and, upon the listing of the Class B Shares on the SIX, amended to reflect the fact that WISeKey International Holding Ltd is the ultimate parent of the Group.

Administration

Our board of directors administers the WISeKey Share Ownership Plan and has full power to construe and interpret the WISeKey Share Ownership Plan, establish and amend rules and regulations for the administration thereof, and perform all other actions relating thereto. Under the WISeKey Share Ownership Plan, the members of the board of directors and executive management as well as other employees, advisors, consultants and other persons providing services to us (the “Participants”) may be granted options that entitle the respective Participant to receive a certain number of Class B Shares.

Subject in particular to the limitations which may be determined from time to time by the board of directors, options granted to Participants shall vest gradually on a straight line basis over a period of three years from the grant date, provided, however, that the Participant may not exercise any options during the first year of employment or contractual relationship. Our board of directors may set shorter vesting periods for any Participant. The exercise period shall be seven years. Subject to certain exceptions, upon termination of the employment or contractual relationship between us or any of its subsidiaries or by the Participant, all options that are not vested held by the Participant shall be immediately forfeited without value, while vested options may be exercised by the Participant pursuant to the WISeKey Share Ownership Plan during a period of thirty days after the end of the employment or contractual relationship. The board of directors may grant options to employees, members of management and consultants, whose terms and conditions deviate from the WISeKey Share Ownership Plan.

Authorized Shares

As of December 31, 2018, the maximum number of our Class B Shares that may be issued out of our conditional capital under our WISeKey Share Ownership Plan is 7,053,840 Class B Shares based on the share capital of the Company registered with the commercial register of the Canton of Zug as of December 31, 2018.

Under the current plan, as of December 31, 2018, we had a total number of 539,819 options outstanding, vested and nonvested, each of which entitles the respective Participant to receive an equal number of Class B Shares. Of these options, 10,000 have been granted to our advisors and 529,819 to our employees. As of December 31, 2018, 54,289 options had been exercised out of our conditional capital under our WISeKey Share Ownership Plan but not yet registered with the commercial register of the Canton of Zug as of December 31, 2018.

Plan Amendment or Termination

Our board of directors has the authority to amend, suspend, or terminate our WISeKey Share Ownership Plan, provided that such action does not materially impair the existing rights of any Participant without such Participant’s written consent.

For further information on the compensation of our directors and executive officers, see “Item 6B. Compensation” and for further information on our shareholders and related party transactions policy, see “Item 7. Major Shareholders and Related Party Transactions.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Class A and Class B Shares as of September 30, 2019 for each beneficial owner of 3% or more of our Class A and Class B Shares in line with the Swiss Financial Market Infrastructure Act (“FMIA”) and the rules and regulations promulgated thereunder.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of September 30, 2019. Percentage ownership calculations are based on 40,021,988 fully-paid and outstanding Class A Shares and 28,824,086 fully-paid and outstanding Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as of September 30, 2019.

Name of beneficial owner	Total Class A Shares	Total Class B Shares	Total % of Outstanding Class A Shares*	Total % of Outstanding Class B Shares*	% Voting Power**
Carlos Moreira	38,508,733	953,179	96.2	3.3	58.6
Grupo Cosimet, S.L.	-	1,989,090	-	6.9	3.0

*        Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as of September 30, 2019.

**       Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as of September 30, 2019, less 1,494,849 Class B shares held as treasury shares as at September 30, 2019.

***       This total includes 693,184 options immediately exercisable, subject to the holder not being in a restricted period. Each option gives the holder the right to acquire one Class B share.

Regarding significant changes in the percentage ownership held by any major shareholders during the past three years, on incorporation in November 2015, our Chairman and CEO, Carlos Moreira contributed the full capital amount and was therefore the sole owner of the 10,000,000 Class A shares created in our company. On March 02, 2016, Mr. Moreira contributed his shares in WiseTrust SA to us in consideration for our issuance to him of 30,021,988 Class A Shares, which brought his total shareholding in our company to 40,021,988 Class A Shares (see below Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions). As a result, prior to the reverse acquisition on March 22, 2016 whereby WISeKey International Holding AG acquired the operations of WISeKey SA, Carlos Moreira held 100% of the share capital and voting rights of the 'empty shell' company WISeKey International Holding Ltd consisting of 40,021,988 Class A Shares. With the reverse acquisition, Carlos Moreira converted his shareholding in WISeKey SA into WISeKey International Holding Ltd Class B Shares at the same terms and conditions of exchange offered to all WISeKey SA shareholders, which increased his shareholding in our company by 160,700 Class B Shares representing 1.2% of outstanding Class B Shares and bringing his voting rights to 74.3% as of March 22, 2016. Then upon the listing of our company on March 31, 2016, Carlos Moreira entered into a lock-up agreement with several shareholders of Class B Shares whereby Mr. Moreira exchanged 11,421,320 of his Class A Shares for 2,284,264 Class B Shares corresponding to a ratio of 5:1. This brought Mr. Moreira's holding respectively to 71.5% of outstanding Class A Shares and 16.6% of outstanding Class B Shares, and his voting right to 56.8%, after the listing, as of March 31, 2016. Simultaneously, each of the holders of Class A Shares entered into an agreement with the Company, according to which such shareholder had given an undertaking not to sell or otherwise dispose of the Class A Shares. During the year 2017, Mr. Moreira carried out another exchange of 1,956,602 Class B Shares for 9,783,015 Class A Shares, bringing his ownership to 95.9% of outstanding Class A Shares and 2.0% of outstanding Class B Shares, and his voting right to 60.2% as of December 31, 2017. In 2018, a combination of exchange of Class B Shares for Class A Shares and sale of Class B shares to the company as debt repayment brought Mr. Moreira's shareholding to the position disclosed in the above table as of September 30, 2019. There were no changes to Mr. Moreira’s share ownership during the nine months ended September 30, 2019.

Through the reverse acquisition on March 22, 2016, the Grupo Cosimet, S.L. converted its beneficial shareholding in WISeKey SA into WISeKey International Holding Ltd Class B Shares at the same terms and conditions of exchange offered to all WISeKey SA shareholders, and became a beneficial owner of our company with 1,989,090 Class B Shares representing 14.9% of outstanding Class B Shares and bringing its voting rights to 3.7% as of March 22, 2016. At the listing of the Company on March 31, 2016, the Grupo Cosimet, S.L. entered into the lock-up agreement with Mr Moreira as detailed in the above paragraph and exchanged 1,326,060 of its Class B Shares for 6,630,300 Class A Shares and entered into an agreement with the Company not to sell or otherwise dispose of the Class A Shares. Following from this share exchange, the Grupo Cosimet, S.L.'s beneficial share ownership was brought respectively to 16.6% of outstanding Class A Shares and 4.5% of outstanding Class B Shares, and its voting right to 13.3%, after the listing, as of March 31, 2016. During the year 2017, the Grupo Cosimet, S.L. reversed this share exchange with Mr Moreira and exchanged its 6,630,300 Class A Shares for 1,326,060 Class B Shares, bringing its ownership to 0% of outstanding Class A Shares and 8.1% of outstanding Class B Shares, and its voting right to 3.1% as of December 31, 2017. In 2018 and in the nine months ended September 30, 2019, there were no changes to the share ownership of the Grupo Cosimet, S.L.'s and, as of September 30, 2019, the Grupo Cosimet, S.L.'s beneficial ownership was as disclosed in the above table.

Our major shareholders do not have different voting rights than other shareholders of the same class of shares.

As of September 30, 2019, based on the list of registered shareholders, there were 5 record holders of our Class B shares showing as residing in the U.S., holding 744,276 of our Class B Shares (representing approximately 2.6% of our outstanding Class B Shares).

We are not aware of any arrangement that may, at a subsequent date, result in a change of our control.

B.	Related Party Transactions

Our Formation

WISeKey International Holdings Ltd. was constituted as our parent company through a series of transactions commencing in March 2016.

Contribution of Shares of WiseTrust SA

On incorporation in November 2015, our Chairman and CEO, Carlos Moreira contributed the full capital amount and was therefore the sole owner of the 10,000,000 Class A Shares created in our Company.

As of March 01, 2016, Carlos Moreira held 100% of the equity interests in WISeTrust SA, a company that held the following assets:

•	a 19.4% interest in WISeKey SA, our predecessor;

•	the U.S. distribution rights to technology offered by WISeKey SA; and

•	a 50% equity interest in WISeKey USA, Inc., an operating company incorporated in Delaware, with a focus on business opportunities in the United States, with the other 50% interest being held by WISeKey SA.

On March 02, 2016, Mr. Moreira contributed his shares in WiseTrust SA to us in consideration for our issuance to him of 30,021,988 Class A Shares, which brought his total shareholding in our company to 40,021,988 Class A Shares. The valuation of WiseTrust SA was based on its net assets as at December 31, 2015.

In March 2016, WISeKey International Holding Ltd acquired the entire equity interest of WISe Trust SA against the issuance of 40,021,988 new shares, which, under the Articles, are now Class A Shares. As a result, the Company acquired:

-    the U.S. distribution rights pertaining to the technology offered by WISeKey;

-    WISeTrust SA’s 50% equity interest in WISeKey USA, Inc., an operating company incorporated in Delaware, with a focus on business opportunities in the United States; the other 50% interest in WISeKey USA, Inc., is held by WISeKey SA.

-    WISeTrust SA’s entire equity interest in WISeKey SA, which at the time of the contribution represented approximately 19.4% of WISeKey SA’s issued share capital.

WISeTrust SA was originally the founders company incorporated before WISeKey SA and majority shareholders of WISekey SA. When the founders incorporated WISekey they transfer the International distribution rights pertaining t the technology to WISeKey SA with the exclusion of the US territory. Now WIHN owns 100% of all distributions rights.

Structure of the company pre-contribution of the WiseTrust SA shares:

Structure of the company post-contribution of the WiseTrust SA shares:

Contribution of Shares of WISeKey SA

In March 2016, immediately following the contribution of shares of WiseTrust SA by Carlos Moreira described above, the holders of 90.9% of the remaining outstanding shares of WISeKey SA, with a nominal value of CHF 0.01 per share, contributed their shares to us in exchange for 13,234,027 of our Class B Shares with a nominal value of CHF 0.05 per share. This represented an exchange ratio of one of our Class B Shares for each five shares of WISeKey SA contributed, corresponding to the ratio of the nominal value of one WISeKey SA share to the nominal value of one of our Class B Shares.

The structure of our company after the March 2016 share exchange described above was as follows:

In September 2017, following bilateral negotiations, the holders of 4.51% of the shares of WISeKey SA that had not previously exchanged their shares contributed their shares to us in exchange for 841,069 of our Class B Shares. This represented an exchange ratio of one of our Class B Shares for each five shares of WISeKey SA. This ratio was determined based on a fairness opinion established by an independent financial advisor by applying the “Praktikermethode”. According to this methodology, (i) the valuation of our assets and (ii) the revenues of each of our subsidiaries were valued relative to our total market capitalization as of September 20, 2017, and our total revenues for the six months ended June 30, 2017, respectively. The asset and revenues value have been weighted appropriately, and based on this relative value, the total equity value of WISeKey SA has been determined. The total equity value of WISeKey SA amounted to 22.4% of our market capitalization, which supported the exchange ratio of 1:5. Nearly all of these shareholders committed not to transfer, sell, or otherwise dispose of the Class B Shares obtained as a result of the share exchange until June 30, 2018.

In the six months to June 30, 2019, the holders of 0.20% of the shares of WISeKey SA that had not previously exchanged their shares contributed their shares to us in exchange for 36,420 of our Class B Shares. This represented an exchange ratio of one of our Class B Shares for each five shares of WISeKey SA in line with the valuation methodology used in 2017.

The structure of our company after the 2019 share exchange described above was as follows:

We do not currently hold the remaining 4.45% of the outstanding equity interest in WISeKey SA which is held by approximately 30 shareholders. We may elect to acquire these shares in the future through further bilateral negotiations or through a squeeze-out merger pursuant to the Swiss Merger Act. The exchange ratio in connection with either such transaction would be determined at the time. We expect that some of these additional share exchanges will occur by December 31, 2019, however we do not anticipate that we will hold 100% of the outstanding equity interest in WISeKey SA by that date.

The table below includes a brief description of our group subsidiaries:

Group Company Name					% ownership	% ownership
	Country of	Year of	Share Capital		as of June 30,	as of December	Nature of business
	incorporation	incorporation			2019	31, 2018
WISeKey SA	Switzerland	1999	CHF	933,436	95.55%	95.35%	Main operating company. Sales and R&D services
WISeKey Semiconductors SAS	France	2010	EUR	1,298,162	100.0%	100.0%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF	680,000	100.0%	100.0%	Non-operating investment company
WISeKey (Suisse) SA	Switzerland	2002	CHF	100,000	100.0%	100.0%	Dormant
WISeKey ELA SL	Spain	2006	EUR	4,000,000	100.0%	100.0%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP	100,000	51.0%	51.0%	Non trading
WISeKey USA Inc*	U.S.A	2006	USD	6,500	100%*	100%*	Sales & support
WISeKey India Private Ltd***	India	2016	INR	1,000,000	45.9%	45.9%	Sales & support
WISeKey Singapore Pte Ltd**	Singapore	2007	SGD	100,000	100.0%	100.0%	Sales & distribution
WISeKey KK	Japan	2017	JPY	1,000,000	100.0%	100.0%	Sales & distribution
WISeKey Taiwan	Taiwan	2017	TWD	100,000	100.0%	100.0%	Sales & distribution
WISeCoin AG	Switzerland	2018	CHF	100,000	90.0%	90.0%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF	100,000	100.0%	100.0%	Financing, Sales & distribution
WISeCoin France R&D Lab SAS	France	2019	EUR	10,000	90.0%	not incorporated	Research & development
WISeKey Semiconductors GmbH	Germany	2019	EUR	25,000	100.0%	not incorporated	Sales & distribution

Sale of Class A Shares

In September 2017 and February 2018, the board of directors released previous holders of Class A Shares from the contractual transfer restrictions existing pursuant to shareholders agreement to enable such holders to enter into private transactions with Carlos Moreira to exchange their Class A Shares for Class B Shares held by Carlos Moreira. The table below shows the composition of the holders of Class A Shares on the basis of the execution of these private share exchange transactions.

Name of Shareholder	Number of Class A Shares Held	% of Share Capital Registered in the Commercial Register*	% Voting Rights
Philippe Doubre	701,695	0.438%	1.1%
Dourgam Kummer	626,085	0.34%	0.9%
Carlos Moreira	38,508,733	20.94%	57.7%
Peter Ward	185,475	0.10%	0.3%
Total as a Group	40,021,988	21.76%	60.0%

*        Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as of December 31, 2018.

Each of the above holders of Class A Shares is bound by an agreement with us, according to which such shareholder has made the undertaking not to sell or otherwise dispose of Class A Shares. However, each of the above shareholders has the right to request that at an item be included on the agenda of our annual general meeting of shareholders, according to which Class A Shares will be, at the discretion of each holder of Class A Shares, converted into Class B Shares, which are not subject to the agreed transfer restrictions.

Loan to Director Maryla Singler Bobbio

On September 23, 2016, we granted a loan for an amount of CHF 50,000 (USD 51,296) to our director, Maryla Shingler Bobbio. The loan carried interest at a rate of 5% per annum. The board of directors obtained a ratification of the loan at the annual general meeting of shareholders for financial year 2016, held on May 31, 2017, through an amendment to our Articles. The loan was repaid in full including accrued interests in the financial year ended December 31, 2018.

Relationship with the International Organization for Secure Electronic Transactions

The Organisation Internationale pour la Sécurité des Transactions Electroniques, or OISTE, is a Swiss non-profit foundation that owns the cryptographic rootkey we use. OISTE is acting as a trusted third party and not-for-profit entity in charge of ensuring that the Root of Trust remains neutral and trusted. Three of the members of the foundation board of OISTE are also our board members: Carlos Moreira, Philippe Doubre and Dourgam Kummer. The board of the OISTE foundation acts as a supervisory authority to ensure that the foundation acts in accordance with its purpose, and complies with its articles of association and the law. It also reviews the audited annual accounts and the annual report of the foundation board.

The Foundation’s Board members are elected by a majority of the current active Board members and, once elected, the member serves for an indeterminate period of time. The Foundation has a full General Corporate Governance Manual which covers the distribution of responsibilities within the management structure, executive representation inclusive of the Foundation Board Members and Policy Approval Authority Board Members, and the signing authorities of the Foundation.

The OISTE Foundation has no commercial activities and it uses its funding to organize events and launch Internet Security projects with the UN, the World Economic Forum and other NGOs. The Foundation Board Members do not make any decisions on behalf of OISTE and serve as guardians to ensure the Foundation complies with its articles of association and carries out activities towards its stated purpose. We feel that this ensures that these factors ensure that no conflicts of interest may arise for the three Board Members of WISeKey who serve as Foundation Board Members of OISTE.

The OISTE Foundation has two Boards, the Legal Board of Foundation (The "Foundation Board"), members of which are elected by the majority of the current active Board Members and who serve for an indeterminate period of time, and The Policy Approval Authority Board. The Policy Approval Authority Board is nominated by the Foundation Board and serves as the policy approval and enforcement entity for a specific domain within the OISTE RootKey. The Policy Approval Authority Board is represented by members of network of organizations using OISTE RootKey to secure their Certifications Authorities and create interoperability between other PKI Domains and CAs External to the network. This policy represents Medium Assurance and Medium-Hardware Assurance Levels for public key digital certificates to ensure that the participating Relying Party can be certain of the identity binding between the public key and the individual whose subject name is cited in the certificate. In addition, it also reflects how well the Relying Party can be certain that the individual whose subject name is cited in the certificate is controlling the use of the private key that corresponds to the public key in the certificate, and how securely the system which was used to produce the certificate and (if appropriate) deliver the private key to the subscriber performs its task. This OISTE PAA is consistent with the Internet Engineering Task Force (IETF) Public Key Infrastructure X.509 (IETF PKIX) RFC 3647, Certificate Policy and Certification Practices Statement Framework. The Policy Approval Authority Board does not have any involvement in the appointment of members of the Foundation Board. The following members of the Policy Approval Authority Board are related parties of the Company: Dourgam Kummer and Pedro Fuentes, who are respectively a board member and a member of senior management of the Company.

In 2001, OISTE has granted us a perpetual license to exclusively use the cryptographic rootkey and develop technologies and processes based on OISTE’s trust model. The perpetual license agreement can only be terminated under limited circumstances, including if we were to move from the trust model developed by OISTE and/or changing the location of the Root of Trust from Switzerland to another country. We have to pay royalties to OISTE for the use of the cryptographic rootkey on the basis of the amount of certificates issued to end users. Certain annual minimum payments apply.

The Collaboration agreement signed between the OISTE Foundation and WISeKey SA on June 20th 2018 provides to WISeKey SA:

a.	WISeKey shall be the preferred service provider of OISTE for the fulfilment of the OISTE Objectives. WISeKey shall benefit from the right to commercially exploit the Root Cryptographic Key Pairs and the associated Root Certification Authorities held by OISTE, subject to the terms and conditions set forth in the Collaboration Agreement.

b.	The agreement delegate to WISeKey the technical management of the OISTE Foundation four Global Cryptographic ROOTS Key, the global Certification authorities as well as the digital certificates for people, servers and objects as well as the storage of the four Global Cryptographic ROOTS Key in WISeKey’s Data Centre Bunker.

Those WISeKey’s Professional Services and Storage facilities are made against a payment of a "Management fees" regulated in the June 29th 2018 “Collaboration Agreement”.

c.	Appointment WISeKey as operator with an exclusive for the duration of this Agreement.

d.	WISeKey is hereby granted a non-sublicensable worldwide license to commercially exploit the Root Cryptographic Key Pair(s) by providing certification services in conformity with the OISTE Objectives.

e.	OISTE is entitled to the following yearly Fees (excl taxes):

i.	Management Fee: CHF 120,000 in 4 equal instalments of CHF 30’000, due and payable at the beginning of each quarter.

ii.	License Fee Amount: CHF 96,000 in 4 equal instalments of CHF 24’000, due and payable at the beginning of each quarter.

iii.	Royalty Fee Amount: corresponding to a certain percentage (the Percentage) of any certificate fees collected by WISeKey for the issuance of certificates to End Users (the Certificate Fees) on any given year since the signature of this Agreement (each, a Contract Year). The Percentage shall be 2.50%, to be reduced by 0.25% for each tranche of Certificate Fees of CHF 1’000’000 in any given Contract Year, until it reaches 1.50%;

1.	CHF 1’000’000 at 2.50% = CHF 25’000.00

2.	CHF 2’000’000 at 2.25% = CHF 45’000.00

3.	CHF 3’000’000 at 2.00% = CHF 60’000.00

4.	CHF 4’000’000 at 1.75% = CHF 70’000.00

5.	CHF 5’000’000 at 1.50% = CHF 75’000.00

During the year ended December 31, 2018, OISTE invoiced WISeKey CHF 216,000 (US$ 221,000) and in the year ended December 31, 2017, OISTE invoiced WISeKey CHF 216,000 (US$ 219,000.) During the six months ended June 30, 2019, OISTE invoiced WISeKey CHF 108,000 (US$ 110,000.)

During the year ended December 31, 2018, WISeKey waived the fees for its professional services and storage facilities provided to OISTE. During the year ended December 31, 2017, WISeKey charged OISTE fees of CHF 87,000 (US$ 88,000) for its professional services and storage facilities provided. In the six months ended June 30, 2019, WISeKey charged OISTE CHF 14,000 (US$ 14,000.)

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our Articles require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Related-Party Transactions Policy

Swiss law does not have a specific provision regarding conflicts of interest. However, the CO contains a provision that requires our directors and executive management to safeguard the company’s interests and imposes a duty of loyalty and duty of care on our directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the company’s management are liable to the company, each shareholder and the company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the company if such shareholder, director or associated person acted in bad faith.

C.	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Financial Statements and Other Financial Information

For a list of all financial statements filed as part of the registration statement, see “Item 17. Financial Statements”. For information on our dividend policy, see “Item 10B. Memorandum and Articles of Association”.

Legal Proceedings

In the third quarter 2019, the Company received a claim for breach of contract from a former employee. The Company does not expect this claim to have significant effects on the company’s financial position or profitability.

We are not aware of any other legal or arbitration proceedings against our company or any of its affiliates.

B.	Significant Changes

For information on any significant changes that may have occurred since the date of our annual financial statements, see “Item 5. Operating and Financial Review and Prospects.”

Item 9.	The Listing

A.	Listing Details

Our Class B Shares have been trading under the symbol “WIHN” on the SIX since March 2016. The ADSs were quoted on the OTCQX under the symbol “WIKYY” from May 2018 until December 2018 and have been traded on the OTC Pink since then. We have applied to list the ADSs on the NASDAQ Capital Market.

All Class B Shares and ADSs, except those held by our affiliates, are freely transferrable. None of the Class B Shares or ADSs are subject to lock-up agreements.

On June 30, 2019 the closing price of our Class B Shares on the SIX was CHF 2.46 per ordinary share. The closing price of the ADS on the OTC Pink on June 30, 2019, was $6.20 per ADS.

As of June 30, 2019, we had 28,824,086 Class B Shares par value CHF 0.05 per share, issued, 26,868,706 Class B Shares outstanding, and 40,021,988 Class A Shares par value CHF 0.01 per share issued and outstanding. No additional shares will be issued in connection with this registration statement.

For information on the rights attached to our ADSs, see “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” For information on the rights attached to our Class A and Class B Shares, see “Item 10B. Memorandum and Articles of Association.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class B Shares, par value CHF 0.05 per share issued and outstanding, have been trading under the symbol “WIHN” on the SIX since March 2016. The ADSs have been quoted on the Over-the-Counter market under the symbol “WIKYY” since May 2018. We have applied to list the ADSs on the NASDAQ Capital Market. However, there can be no assurance that such listing of our ADSs will be approved by the NASDAQ Capital Market. The listing price of the ADSs will be determined by the NASDAQ Capital Market taking into account the then current trading price of the Class B Shares.

The following table sets forth, for the periods indicated, the reporting high and low closing process on the SIX for our Class B Shares in Swiss Francs (CHF).

	High	Low
Annual:	CHF	CHF
Fiscal year ended December 30,
2019	3.46	2.15
2018	6.37	2.59
2017	6.94	2.86
2016	7.40	3.40

Quarterly:
Fiscal year ended December 30, 2019
Fourth Quarter	N/A	N/A
Third Quarter	2.86	2.21
Second Quarter	3.10	2.15
First Quarter	3.46	2.85
Fiscal year ended December 30, 2018
Fourth Quarter	3.51	2.59
Third Quarter	4.23	3.26
Second Quarter	5.32	4.14
First Quarter	6.37	4.95
Fiscal year ended December 30, 2017
Fourth Quarter	6.94	4.05
Third Quarter	5.40	3.45
Second Quarter	3.99	2.86
First Quarter	5.05	4.00
Fiscal year ended December 30, 2016
Fourth Quarter	6.45	4.41
Third Quarter	7.40	4.00
Second Quarter	5.50	3.40
First Quarter	N/A	N/A

Most Recent Six Months:

September 2019	2.86	2.49
August 2019	2.65	2.21
July 2019	2.60	2.37
June 2019	2.66	2.15
May 2019	3.06	2.53
April 2019	3.10	2.90

D.	Selling Shareholders

Not applicable.

E.	Dilution

As at June 30, 2019 the financial statements show the effect of the potentially dilutive securities. See detail in note 32 of our Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2018 and 2019 attached.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Description of Authorized, Conditional and Issued Share Capital

Our authorized, conditional and issued share capital is as follows:

	Authorized*		Conditional*		Issued**
Class of Shares	As of December 31, 2018	As of December 31, 2017	As of December 31, 2018	As of December 31, 2017	As of December 31, 2018	As of December 31, 2017
Class A Shares	-	-	-	-	40,021,988	40,021,988
Class B Shares	8,881,829	11,803,428	11,894,379	10,926,250	28,769,797	24,590,918

* as reflected in our articles of association as of December 31, 2018 and 2017 respectively.

** as reflected in our share capital registered with the commercial register of the Canton of Zug as of December 31, 2018 and 2017 respectively.

Our Articles of Association provide that each share, irrespective of its par value and its class, has one vote. As a result, relative to the investment required to acquire a Class A Share, holders of Class A Shares benefit from a voting privilege, as one Class A Share grants its holder the same voting right as one higher par value Class B Share. Economically, the Class A Shares and the Class B Shares are pari passu in all respects to each other, including in the entitlement to dividends, in the liquidation proceeds in the case of our liquidation and to preemptive rights.

Class A Shares have a par value (i.e., CHF 0.01) that is five times lower than that the par value of Class B Shares (i.e., CHF 0.05). While dividends and other distributions are made proportionally to the par value of the respective shares, Class A shares and Class B shares carry one vote at a general meeting of shareholders, irrespective of their different par value. Relative to the investment required to acquire a Class A Share, the holders of Class A Shares therefore benefit from a voting privilege, as one Class A Share grants its holder the same voting right as the higher par value Class B Shares.

The voting privilege of Class A Shares does not apply to the following matters to be resolved upon at the Company's general meeting of shareholders (article 693 para. 3 CO):

- the election of the Company's auditor;

- the appointment of an expert to audit the Company's business management or parts thereof;

- any resolution regarding the instigation of a special investigation; and

- any resolution regarding the initiation of a liability action.

Further, in relation to matters that pursuant to article 704 CO require a qualified majority of (i) two-thirds of the voting rights and (ii) the majority of the par value, each as represented at the respective general meeting of shareholders (e.g., share capital increases where statutory pre-emptive rights of shareholders are withdrawn, authorized share capital increases, conditional share capital increases, or statutory mergers), the effect of the voting right privilege associated with the Class A Shares is limited as a result of the requirement that also a majority of the par value of the shares represented at the general meeting approve the relevant matter.

The voting right privilege of the Class A Shares will become further diluted over time if and to the extent the Company for equity financing purposes only issues new Class B Shares as the share class that is directly or indirectly listed and traded on a stock exchange.

Class A Shares

The Class A Shares are registered shares with a par value of CHF 0.01 each. The Class A Shares are fully paid-up. The Class A Shares have been issued in uncertificated form in accordance with article 973c of the Swiss Code of obligations (the “CO”) as uncertificated securities (Wertrechte), which have been entered into the main register of the SIS (SIX SIS Ltd - the Swiss securities settlement system) and constitute intermediated securities within the meaning of the Federal Act on Securities held with an Intermediary of October 3, 2008, as amended (the “FISA”) (Bucheffektengesetz). In accordance with article 973c of the CO, we maintain a register of uncertificated securities (Wertrechtebuch).

Each of the holders of our Class A Shares has signed a shareholder agreement with the Company pursuant to the terms of which the holder of the Class A Shares undertakes (i) not to create or permit the creation of any encumbrances over the Class A Shares, and (ii) not to transfer the Class A Shares except to a “permitted transferee” (which is defined to include certain family members and affiliates) of the shareholder who in turn agree to be bound by the shareholder agreement or to sign a new shareholder agreement with the Company. In addition, the holder of the Class A shares has the right to request the Company to convert the Class A Shares into Class B Shares (by putting the requested conversion on the agenda of the next annual meeting of the Company’s shareholders). The conversion of Class A shares into Class B shares is subject to approval by the Company’s shareholders holding Class A Shares and Class B Shares. The holders of Class A shares who have signed the shareholder agreement have undertaken to vote in favor of requests for conversions of Class A Shares into Class B Shares. Once Class A Shares are converted into Class B Shares, the Class B Shares are no longer subject to the restrictions of the shareholder agreement and may be transferred on the same terms as other Class B Shares.

Class B Shares

The Class B Shares are registered shares with a par value of CHF 0.05 each. The Class B Shares are fully paid-up. Except for 105,040 Class B Shares, which have been issued in certificated form and not been dematerialized hereof, the Class B Shares have been issued in uncertificated form in accordance with article 973c of the CO as uncertificated securities (Wertrechte), which have been entered into the main register of the SIS and constitute intermediated securities within the meaning of the FISA. In accordance with article 973c of the CO, we maintain a register of uncertificated securities (Wertrechtebuch).

So long as our shares constitute intermediated securities within the meaning of the FISA, the person deemed to be the holder of any share will be the person holding such share in a securities account in his, her or its own name or, in the case of intermediaries, the intermediary holding such share in a securities account that is in his, her or its name. No share certificates will be issued, and share certificates will not be available for individual physical delivery. A shareholder may, however, at any time request us to deliver an attestation of the number of shares held by him, her or it, as reflected in the share register.

So long as our shares constitute intermediated securities within the meaning of the FISA, shares may be transferred by crediting the relevant transferred shares to a securities account of the transferee or as otherwise permitted under applicable law. Class B Shares traded on the SIX will settle and clear through SIS.

For further information on our Class A and Class B Shares, see “Item 10B. Memorandum and Articles of Association.”

B.	Memorandum and Articles of Association

Ordinary Capital Increase, Authorized and Conditional Share Capital

Under Swiss law, we may increase our share capital (capital-actions) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months in order to become effective. Under our Memorandum and Articles of Association (the “Articles”), in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the votes represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive rights are withdrawn or where transformation of reserves into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented is required.

Furthermore, under the Swiss Code of Obligations (the “CO”), our shareholders, by a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented, may authorize our board of directors to issue shares of a specific aggregate par value up to a maximum of 50% of the share capital in the form of:

•	conditional capital (bedingtes Kapital) for the purpose of issuing shares in connection with, among other things, (1) option and conversion rights granted in connection with warrants and convertible bonds of us or one of our subsidiaries or (2) grants of rights to employees, members of our board of directors or consultants or our subsidiaries to subscribe for new shares (conversion or option rights); or

•	authorized capital (genehmigtes Kapital) to be utilized by our board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.

Pre-emptive Rights

Pursuant to the CO, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of conversion rights, convertible bonds or similar debt instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the par value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive rights or advance subscription rights in certain circumstances.

If pre-emptive rights are granted, but not exercised, our board of directors may allocate the pre-emptive rights as it elects, subject to the particulars of the relevant shareholders’ resolution or board resolution.

With respect to our authorized share capital, our board of directors is authorized by our Articles to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to us, in the event that the newly issued shares are used for the purpose of:

•	issuing new shares if the issue price of the new shares is determined by reference to the market price;

•	the acquisition of an enterprise, parts of an enterprise or participations or for new investment projects or for purposes of financing or refinancing any such transactions;

•	broadening the shareholder constituency in certain financial or investor markets or in connection with the listing of new shares on domestic or foreign stock exchanges;

•	national and international offerings of shares for the purpose of increasing the free float or to meet applicable listing requirements;

•	the participation of strategic partners;

•	an over-allotment option (“greenshoe”) being granted to one or more financial institutions in connection with an offering of shares;

•	the participation of directors, officers, employees, contractors, consultants of, or other persons providing services to the Company or a group company; or

•	raising capital in a fast and flexible manner which could only be achieved with great difficulty without exclusion of the pre-emptive rights of the existing shareholders.

Our Authorized Share Capital

Under our Articles, our board of directors is authorized at any time until May 25, 2020, to increase our share capital by a maximum aggregate amount of CHF 444,091.45 through the issuance of not more than 8,881,829 shares, which would have to be fully paid-in, with a par value of CHF 0.05 each.

Increases in partial amounts are permitted. Our board of directors has the power to determine the type of contributions, the issue price and the date on which the dividend entitlement starts.

Our board of directors is also authorized to withdraw or limit pre-emptive rights as described above. This authorization is exclusively linked to the particular available authorized share capital set out in the respective article. If the period to increase the share capital lapses without having been used by our board of directors, the authorization to withdraw or to limit the pre-emptive rights lapses simultaneously with such capital.

Our Conditional Share Capital

Our conditional share capital as registered with the commercial register of the Canton of Zug as of June 30, 2019 amounts to CHF 592,004.50, corresponding to 11,840,090 new Class B Shares, whereby CHF 352,692 of the conditional share capital is available for the issuance of up to 7,053,840 Class B Shares in connection with rights granted to third parties or shareholders in connection with Rights Bearing Obligations (art. 4b para. 1 (a) of the Articles) and CHF 239,312.50, corresponding to 4,786,250 Class B Shares, is available for the issuance of Class B Shares in connection with the issuance of Class B Shares or Rights-Bearing Obligations granted to the members of the board of directors, and of the executive management, employees, consultants or other persons providing services to us or another company of the Group (art. 4b para. 1 (b) of the Articles).

General Meeting of Shareholders

The general meeting of shareholders is our supreme corporate body. Under Swiss law, ordinary and extraordinary general meetings of shareholders may be held. Under Swiss law, an ordinary general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this means on or before June 30 of any calendar year.

The following powers are vested exclusively in the general meeting of shareholders:

•	adopting and amending our Articles;

•	electing the members of the board of directors, the chairman of the board of directors, the members of the nomination and compensation committee, the auditors and the independent proxy;

•	approving the management report, the annual statutory financial statements and consolidated financial statements;

•	payments of dividends and any other distributions of capital to shareholders;

•	discharge of the members of the board of directors from liability for business conduct during the previous fiscal year; and

•	the adoption of resolutions that are reserved to the general meeting of shareholders by law or the Articles or that are submitted to the general meeting of the shareholders by the Board (unless the relevant matter is within the exclusive competence of the board of directors pursuant to Swiss law).

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or, under certain circumstances, by our auditor. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least 10% of the share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on our stand-alone annual statutory balance sheet, half of our share capital and reserves are not covered by our assets.

Voting and Quorum Requirements

Dual Class Voting Rights

Each share carries one vote at a general meeting of shareholders. Accordingly, each Class A Share and each Class B Share is entitled to one vote, irrespective of their different par value. Relative to the investment required to acquire a Class A Share, holders of Class A Shares benefit from a voting privilege, as one Class A Share grants its holder the same voting right as the higher par value Class B Shares. Pursuant to Swiss law, the voting privilege of Class A Shares does not apply to the following matters to be resolved upon at our general meeting of shareholders:

•	electing our auditor;

•	appointing an expert to audit our business management or parts thereof;

•	adopting any resolution regarding the instigation of a special investigation; and

•	adopting any resolution regarding the initiation of a liability action.

In addition, the effect of the voting right privilege associated with Class A Shares is limited for all matters that require approval by a specified majority of the par value of shares represented at the general meeting as well as the specified majority of the shares held. See Voting Requirements below for a description of the matters requiring approval by a specified majority of the par value of shares as well as a specified majority of the shares held.

Voting rights may be exercised by registered shareholders or by a duly appointed proxy of a registered shareholder or nominee, which proxy need not be a shareholder up to a specific qualifying day (the “Record Date”) designated by the board of directors.

The Articles do not limit the number of shares that may be voted by a single shareholder. Holders of treasury shares, whether ours or one of our majority-owned subsidiaries, will not be entitled to vote at general meetings of the shareholders.

Voting Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of an absolute majority of the votes represented (in person or by proxy) at a general meeting of shareholders, unless otherwise stipulated by law or our Articles.

Under Swiss corporation law and our Articles, a resolution of the general meeting of the shareholders passed by two-thirds of the shares represented at the meeting, and the absolute majority of the par value of the shares represented is required for:

•	amending our corporate purpose;

•	creating or cancelling shares with preference rights;

•	restricting the transferability of registered shares;

•	restricting the exercise of the right to vote or the cancellation thereof;

•	creating authorized or conditional share capital;

•	increasing the share capital out of equity, against contributions in kind or for the purpose of acquiring specific assets and granting specific benefits;

•	limiting or withdrawing shareholder’s pre-emptive rights;

•	relocating our registered office;

•	converting registered shares into bearer shares and vice versa; and

•	our dissolution or liquidation.

The same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the “Swiss Merger Act”) including a merger, demerger or conversion of a corporation.

In accordance with Swiss law and generally accepted business practices, our Articles do not provide quorum requirements generally applicable to general meetings of shareholders.

Notice

General meetings of shareholders must be convened by the board of directors at least 20 calendar days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by mail. The notice of a general meeting of shareholders must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary general meeting of shareholders or to initiate a special investigation. No previous notification is required for proposals concerning items included in the agenda or for debates that do not result in a vote. Under the CO, a general meeting of shareholders for which a notice of meeting has been duly published may not be adjourned without publishing a new notice of meeting.

Agenda Requests

Pursuant to Swiss law, one or more shareholders whose combined shareholdings represent the lower of (1) one tenth of the share capital or (2) an aggregate par value of at least CHF 1,000,000, may request that an item be included in the agenda for a general meeting of shareholders. To be timely, the shareholder’s request must be received by us at least forty-five (45) calendar days in advance of the meeting.

Our business report, the compensation report and the auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 calendar days prior to the ordinary general meeting. Shareholders of record must be notified of this in writing.

Shareholder Proposals

Under Swiss statutory law, at any general meeting of shareholders any shareholder may put proposals to the meeting of shareholders if the proposal is to become part of an agenda item.

In addition, even if the proposal is not part of any agenda item, any shareholder may propose to the meeting to convene an extraordinary general meeting of shareholders or to have a specific matter investigated by means of a special audit where this is necessary for the proper exercise of shareholders’ rights.

Dividends and Other Distributions

We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future. However, on July 9, 2019, we commenced a public share repurchase program, whereby repurchase shares will be used for potential acquisitions and/or other future M&A transactions. Otherwise, we currently intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors.

Our board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Under our Articles, dividend payments require a resolution passed by an absolute majority of the votes represented at a general meeting of shareholders. In addition, our auditor must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our Articles.

Under Swiss law, we may pay dividends only if we have sufficient distributable profits brought forward from the previous business years, or if we have distributable reserves, each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the Articles have been deducted. We are not permitted to pay interim dividends out of profit of the current business year. Dividends and other distributions are made relative to nominal value of the shares.

Dividends paid on our shares out of available earnings are subject to Swiss withholding tax. See Item 10.E. Taxation.

Distributions out of issued share capital (i.e. the aggregate par value of our issued shares) may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. The share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit.

Distributable reserves are booked either as “retained earnings” (Bilanzgewinn; Gewinnvortrag) or as reserves from capital contributions (Kapitaleinlagereserven). Under the CO, if our general reserves (réserve générale) amount to less than 20% of our share capital recorded in the commercial register (i.e., 20% of the aggregate par value of our issued capital), then at least 5% of our annual profit must be retained as general reserves. In addition, if our general reserves amount to less than 50% of our share capital, 10% of the amounts distributed beyond payment of a dividend of 5% must be retained as general reserves. The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the equity and thus the distributable dividends in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment, but shareholders may also resolve at the annual general meeting of shareholders to pay dividends in quarterly or other instalments. The Articles provide that dividends that have not been claimed within five years after the due date become our property and are allocated to the general reserves. Dividends paid are subject to Swiss withholding tax, all or part of which can potentially be reclaimed under the relevant tax rules in Switzerland or double taxation treaties concluded between Switzerland and foreign countries. Distributions of cash or property that are based upon a capital reduction or that are made out of statutory capital reserves (Kapitaleinlage) are not subject to Swiss withholding tax.

Transfer of Shares

Our shares constitute intermediated securities (Bucheffekten) based on uncertificated securities (Wertrechte) and entered into the main register of SIS or such other custodian as the case may be. Any transfer of Shares is effected by a corresponding entry in the securities deposit account of a bank or a depository institution. Shares cannot be transferred by way of assignment, nor can a security interest in any Shares be granted by way of assignment.

Voting rights may be exercised only after a shareholder has been entered in our share register (Aktienregister) with his, her or its name and address (in the case of legal entities, the registered office) as a shareholder with voting rights.

We maintain, through Computershare Switzerland Ltd., a share register, in which the full name, address and nationality (in the case of legal entities, the company name and registered office) of the shareholders and usufructuaries are recorded. A person entered into the share register must notify the share registrar of any change in address. Until such notification occurs, all written communication from us to persons entered in the share register is deemed to have been validly made if sent to the relevant address recorded in the share register.

Share Repurchase Program

On July 9, 2019, the Company commenced a public share repurchase program, whereby repurchased shares will be used for potential acquisitions and/or other future M&A transactions. This program was approved by the Swiss Takeover Board, will last up to 3 years, and allows us to repurchase up to 3,682,848 Ordinary Class B shares equivalent to 10% of the registered share capital of the Company. Share purchases under the repurchase program are made through the open market by the Zürcher Kantonalbank and it is our intention that this will continue to operate following our Exchange Act registration. WISeKey and Zürcher Kantonalbank have a delegation agreement in conformity with Swiss Law whereby Zürcher Kantonalbank can repurchase shares independently, subject to certain criteria. WISeKey determined the daily number of shares to be repurchased at the start of the program and has the ability to modify this daily repurchase number once a month subject to certain criteria. Having initially set purchases to 4,000 shares per day, this was reduced to 2,000 per day from the August 14, 2019 and then again to 500 per day from September 06, 2019. WISeKey is however entitled to terminate the delegation agreement at any time without stating its reasons.

Activity under the program is monitored on a daily basis, with all transactions being published on our website in line with Swiss Law.

Inspection of Books and Records

Under the CO, a shareholder has a right to inspect our share register with respect to his, her or its own shares and otherwise to the extent necessary to exercise his, her or its shareholder rights. No other person has a right to inspect our share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets.

Special Investigation

If the shareholder inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special auditor in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court sitting at our registered office (currently in Zug, Switzerland) to appoint a special auditor. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10% of the share capital or holders of shares in an aggregate par value of at least CHF 2,000,000 may request that the court appoint a special auditor. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive management infringed the law or our Articles and thereby caused damages to us or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Swiss Merger Act, are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented.

If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such transaction.

Swiss corporations may be acquired by an acquirer through the direct acquisition of shares. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation).

For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation. A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant.

In addition, under Swiss law, the sale of all or substantially all of our assets may be construed as a de facto dissolution of our company, and consequently require the approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented. Whether a shareholder resolution is required depends on the particular transaction, whereas the following circumstances are generally deemed relevant in this respect:

•	a core part of the company’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	the company’s assets, after the divestment, are not invested in accordance with the company’s statutory business purpose; and

•	the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to the company’s shareholders or for financial investments unrelated to the company’s business.

A shareholder of a Swiss corporation participating in certain corporate transactions governed by the Swiss Merger Act may, under certain circumstances, be entitled to appraisal rights. As a result, such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that the shareholder receives the fair value of the shares held by the shareholder. Following a statutory merger or demerger, pursuant to the Swiss Merger Act, shareholders can file an appraisal action against the surviving company. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

Board of Directors

Our Articles provide that our Board of Directors (the “Board”) shall consist of a minimum of three directors and a maximum of twelve directors.

The members of our Board and the chairman are elected annually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election. Each member of the Board must be elected individually.

Powers

The Board has the following non-delegable and inalienable powers and duties:

•	the ultimate direction of the business of the company and issuing of the relevant directives;

•	laying down the organization of the company;

•	formulating accounting procedures, financial controls and financial planning;

•	nominating and removing persons entrusted with the management and representation of the company and regulating the power to sign for the company;

•	the ultimate supervision of those persons entrusted with management of the company, with particular regard to adherence to law, our Articles as well as our regulations and directives;

•	issuing the business report and the compensation report, and preparing for the general meeting of shareholders and carrying out its resolutions;

•	all duties of the Board pursuant to the Swiss Merger Act;

•	informing the court in case of over-indebtedness; and

•	passing resolutions regarding the increase of the share capital, provided that it has the authority to do so and attesting to such capital increase, preparing of the capital increase report and the executing corresponding amendment to our Articles.

The Board may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or to several of its members, managing directors, committees or to third parties who need be neither members of the board of directors nor shareholders. Pursuant to Swiss law, details of the delegation must be set in the organizational rules issued by the Board. The organizational rules may also contain other procedural rules such as quorum requirements.

According to our organizational rules, resolutions of the Board are adopted upon the absolute majority of the votes cast. In the event of a tie of votes, the chairman has, in addition to his vote, the casting vote. To validly pass a resolution, more than half of the members of the Board have to attend the meeting in person, by telephone or similar communications equipment. Pursuant to the CO, no quorum is required for confirmation resolutions and adaptations of our Articles in connection with capital increases.

Indemnification of Executive Management and Directors

Subject to Swiss law, our Articles provide for indemnification of the existing and former members of the Board, executive management and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to our directors and executive management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer.

We have entered or will enter into indemnification agreements with each of the members of our board of directors and executive management.

Conflict of Interest, Management Transactions

Swiss law does not have a specific provision regarding conflicts of interest. However, the CO contains a provision that requires our directors and executive management to safeguard the company’s interests and imposes a duty of loyalty and duty of care on our directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the company’s management are liable to the company, each shareholder and the company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the company if such shareholder, director or associated person acted in bad faith.

Principles of the Compensation of the Board of Directors and the Executive Management

We are subject to the Compensation Ordinance (the “Compensation Ordinance”) and the Directive on Information Relating to the Corporate Governance issued by the SIX (the “Corporate Governance Directive”). The Compensation Ordinance requires a “say on pay” approval mechanism for the compensation of the Board and the Executive Management pursuant to which the shareholders must vote on the compensation of the Board and the Executive Management on an annual basis. In accordance therewith, the Articles provide that the general meeting of shareholders must, each year, vote separately on the proposals by the Board regarding the maximum aggregate amounts of:

•	the total compensation of the Board for the next term of office; and

•	the total compensation of the Executive Management for the period of the next fiscal year.

If the general meeting of shareholders does not approve a proposal of the Board, the Board determines the maximum aggregate amount or maximum partial amounts taking into account all relevant factors and submits such amounts for approval to the same general meeting of shareholders, to an extraordinary general meeting of shareholders or to the next ordinary general meeting of shareholders for retrospective approval. If the maximum aggregate amount of compensation already approved by the general meeting of shareholders is not sufficient to also cover the compensation of persons newly appointed to or promoted within the Executive Management, such persons may be paid for each of the following purposes an aggregate of up to 40% in excess of the total annual compensation of the respective predecessor or for a similar pre-existing position: (i) as compensation for the relevant compensation period; and, in addition, (ii) as compensation for any prejudice incurred in connection with the change of employment.

The Compensation Ordinance further requires us to set forth in its Articles the principles for the determination of the compensation of the Board and the Executive Management. These principles have been included in the Articles as described further below.

The Compensation Ordinance also contains compensation disclosure rules. Pursuant to these rules, we are required to prepare an annual compensation report. The compensation report will, among other things, include the compensation of the members of the Board on an aggregate and on an individual basis and of the members of the Executive Management on an aggregate basis as well as the amount for the highest paid member of the Executive Management.

Pursuant to the Corporate Governance Directive, we are required to disclose basic principles and elements of compensation and shareholding programs for both acting and former members of the Board and the Executive Management as well as the authority and procedures for determining such compensation.

In accordance with the Compensation Ordinance, the Articles provide that loans may be granted to members of the Board and the Executive Management, provided such loans are granted at arm’s length terms. In addition, the Articles provide that we may grant to members of the Executive Management post-retirement benefits beyond the occupational benefit scheme only if such post-retirement benefits do not exceed 50% of the base salary in the fiscal year immediately preceding the retirement.

The Compensation Ordinance generally prohibits certain types of compensation payments to the members of the board of directors, the Executive Management and the advisory board of listed companies, taking the form of severance pay, advance compensation (e.g. advance salary payments), incentive payments for restructurings within the group, loans, credits and pension benefits not based on occupational pension schemes, and performance-based compensation not provided for in the articles of association as well as equity securities and conversion and option rights awards not provided for in the articles of association.

Board of Directors

The Articles set out the principles for the elements of the compensation of the members of the Board. The compensation of non-executive members of the Board consists of a fixed compensation and may consist of additional compensation elements and benefits. The compensation of the executive members of the Board may consist of fixed and variable compensation. The total compensation shall take into account the position and level of responsibility of the respective member of the Board. The general meeting of shareholders approves the proposals of the Board in relation to the maximum aggregate amount of the compensation of the Board for the term of office until the next annual general meeting of shareholders. Members of the Board who are our employees do not receive compensation for Board service. Consequently, Carlos Moreira and Peter Ward, the only members of the Board who are also members of the executive management, do not receive compensation for their Board service.

No member of the Board will receive any sort of compensation in connection with the listing of our ADSs.

Executive Management

The Articles set out the principles for the elements of the compensation of the members of the Executive Management. The compensation of the members of the Executive Management may consist of fixed and variable compensation elements. Fixed compensation may comprise the base salary and other non-variable compensation elements. Variable compensation may comprise short-term and long-term variable compensation elements. Short-term variable compensation elements may be governed by performance metrics that take into account the achievement of operational, strategic, financial or other objectives, our results, the WISeKey group or parts thereof and/or individual targets, and the achievement of which is generally measured during a one-year period. Depending on achieved performance, the compensation may amount to a multiplier of target level. Long-term variable compensation elements may be governed by performance metrics that take into account the development of the share price or share performance in absolute terms or in relation to peer groups or indices and/or our results, the group or parts thereof and/or the achievement of operational, strategic, financial or other objectives in absolute terms or in relation to the market, other companies or comparable benchmarks and/or retention elements. An achievement of the objectives will generally be measured over a period of several years. Depending on achieved performance, the compensation may amount to a multiplier of target level. The Board or, to the extent delegated to it, the Nomination and Compensation Committee will determine the performance metrics and target levels of the short- and long-term variable compensation elements, as well as their achievement. Compensation may be paid in the form of cash, shares, in the form of share-based instruments or units or in the form of other types of benefits. The general meeting of shareholders approves the proposals of the Board in relation to the maximum aggregate amounts of fixed and variable compensation, respectively, of the Executive Management.

Borrowing Powers

Neither Swiss law nor our Articles restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our Board, and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares

The CO limits our right to purchase and hold our own shares. We and our subsidiaries may purchase shares only if and to the extent that (1) we have freely distributable reserves in the amount of the purchase price; and (2) the aggregate par value of all shares held by us does not exceed 10% of our share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association of a company, the foregoing upper limit is 20%. We currently do not have any transfer restriction in our Articles. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may purchase and sell our own shares from time to time in order to meet our obligations under our equity plans, to meet imbalances of supply and demand, to provide liquidity and to even out variances in the market price of shares.

Notification and Disclosure of Substantial Share Interests

Under the applicable provisions of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 2015, or the Financial Market Infrastructure Act (“FMIA”), persons who directly, indirectly or in concert with other parties acquire or dispose of our shares, purchase rights or obligations relating to our shares (the “Purchase Positions”) or sale rights or obligations relating to our shares (the “Sale Positions”), and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 331⁄3%, 50% or 662⁄3% of our voting rights (whether exercisable or not) must notify us and the Disclosure Office of the SIX of such acquisition or disposal in writing within four trading days. Within two trading days of the receipt of such notification, we must publish such information via the SIX’s electronic publishing platform. For purposes of calculating whether a threshold has been reached or crossed, shares and Purchase Positions, on the one hand, and Sale Positions, on the other hand, may not be netted. Rather, the shares and Purchase Positions and the Sale Positions must be accounted for separately and may each trigger disclosure obligations if the respective positions reach, exceed or fall below one of the thresholds. In addition, actual share ownership must be reported separately if it reaches, exceeds or falls below one of the thresholds.

Pursuant to Article 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their balance sheet, where this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who hold more than 5% of all voting rights.

Mandatory Bid Rules

Pursuant to the applicable provisions of the FMIA, any person that acquires shares of a listed Swiss company, whether directly or indirectly or acting in concert with third parties, which shares, when taken together with any other shares of such company held by such person (or such third parties), exceed the threshold of 33 1/3% of the voting rights (whether exercisable or not) of such company, must make a takeover bid to acquire all the other newly issued shares of such company. A company’s articles of association may either eliminate this provision of the FMIA or may raise the relevant threshold to 49% (“opting-out” or “opting-up”, respectively).

We have an opting-out provision in Article 6 para. 9 of our Articles. Accordingly, an acquirer of Shares is not obliged to make a public offer pursuant to article 135 and 163 of the Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading.

The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) and the Compensation Ordinance and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

Comparison of Shareholder Rights

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss law, with certain exceptions, a merger or a division of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the shares represented at the relevant general meeting of shareholders as well as the absolute majority of the par value of the shares represented at such shareholders’ meeting. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act can file an appraisal right lawsuit against the surviving company. As a result, if the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of the voting rights without a vote by shareholders of such subsidiary, if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may, to a limited extent, have a similar effect. An appraisal lawsuit won by a shareholder can be acted upon by any person who has the same legal status as the claimant. Also, a shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of damages. However, unless the company is subject to bankruptcy proceedings, or if the relevant shareholder can demonstrate having suffered a loss in a personal capacity, a shareholder will only be allowed to ask for payment of damages to the corporation. Under Swiss law, the winning party is generally entitled to recover attorneys’ fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he acted in good faith.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Pursuant to the Swiss Ordinance against excessive compensation in listed stock corporations, the general meeting of shareholders has the non-transferable right, amongst others, to have a binding vote each year on the compensation due to the board of directors, executive management and advisory boards.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.	The general meeting of shareholders elects annually (i.e. for the period between two annual ordinary general meeting of shareholders) the members of the board of directors, the chairman of the board and the members of the compensation committee individually for a term of office of one year. Re-election is possible.

Classified boards are permitted.

Indemnification of directors and executive management and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:	Under Swiss corporate law, an indemnification of a director or member of the executive management in relation to potential personal liability is not effective to the extent the director or member of the executive management intentionally or negligently violated his or her corporate duties towards the corporation. Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

•     any breach of a director’s duty of loyalty to the corporation or its shareholders;

•      acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•      statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

•      any transaction from which the director derived an improper personal benefit.

Nevertheless, a corporation may enter into and pay for directors’ and officers’ liability insurance which typically covers negligent acts as well.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

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• by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

• by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

• by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

• by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:	A director of a Swiss corporation has a fiduciary duty to the corporation only. This duty has two components:

• the duty of care; and	• the duty of care; and

• the duty of loyalty.	• the duty of loyalty.

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The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under similar circumstances.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the corporation take precedence over any interest possessed by a director or officer.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

Directors also have an obligation to treat shareholders that are in similar situations equally.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consents.

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.	At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights:

• one or several shareholders whose combined shareholdings represent the lower of (1) one tenth of the share capital or (2) an aggregate par value of at least CHF 1,000,000, may ask that a general meeting of shareholders be called for specific agenda items and specific proposals; and

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
• one or several shareholders representing 10.0% of the share capital or CHF 1.0 million of nominal share capital may ask that an agenda item including a specific proposal be put on the agenda for a regularly scheduled general meeting of shareholders, provided such request is made with appropriate notice.

Any shareholder can propose candidates for election as directors at an annual general meeting without prior written notice.

In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (1) request information from the Board on the affairs of the company (note, however, that the right to obtain such information is limited), (2) request information from the auditors on the methods and results of their audit, (3) request the holding of an extraordinary general meeting of shareholders and (4) request, under certain circumstances and subject to certain conditions, a special audit.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Cumulative voting would be permitted under Swiss corporate law; however, we are not aware of any company that has cumulative voting. An annual individual election of all members of the board of directors for a term of office of one year (i.e. until the end of the following annual general meeting) is mandatory for listed companies.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders concerned. The articles of association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting stock within the past three years.	No such specific rule applies to a Swiss corporation.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

A dissolution and winding up of a Swiss corporation requires the approval by two-thirds of the shares represented as well as the absolute majority of the par value of the shares represented at a general meeting of shareholders passing a resolution on such dissolution and winding up. The articles of association may increase the voting thresholds required for such a resolution.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	A Swiss corporation may modify the rights of a classes of shares with (1) a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders and (2) a resolution passed by an absolute majority of the shares represented at the special meeting of the affected preferred shareholders. The issuance of shares that are granted more voting power requires the approval by two-thirds of the shares represented as well as the absolute majority of the par value of the shares represented at the relevant general meeting of shareholders.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	The articles of association of a Swiss corporation may be amended with a resolution passed by an absolute majority of the shares represented at such meeting, unless otherwise provided in the articles of association. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of authorized and conditional capital, that require the approval by two-thirds of the votes and an absolute majority of the par value of the shares represented at a shareholders’ meeting. The articles of association may increase the voting thresholds.

Inspection of books and records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection and only if confidential information possessed by a corporation is protected. A shareholder is only entitled to receive information to the extent required to exercise such shareholders’ rights, subject to the interests of the corporation. The right to inspect the share register is limited to the right to inspect that shareholder’s own entry in the share register.

Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:	Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.

• out of its surplus; or	Payments out of the Company’s stated share capital (in other words, the aggregate par value of the Company’s registered share capital) in the form of dividends are not allowed; payments out of stated share capital may be made by way of a capital reduction only. Dividends may be paid only from the profits brought forward from the previous business years or if the Company has distributable reserves, each as will be presented on the Company’s audited annual stand-alone financial statements. The dividend may be determined only after the allocations to reserves required by the law and the articles of association have been made.

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• in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year.

Stockholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without stockholder approval.

Creation and issuance of new shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.	All creation of shares requires a shareholders’ resolution. Authorized shares can be, once created by shareholder resolution, issued by the board of directors (subject to fulfillment of the authorization). Conditional share capital is the underlying for shares issued upon the exercise of options and conversion rights related to debt instruments issued by the board of directors or such rights issued to employees.

Rights plans / poison pills

Under Swiss corporation law, shareholders have pre-emptive rights to subscribe for new issuances of shares. Under certain circumstances, shareholders limit or withdraw, or authorize the board of directors to limit or withdraw, pre-emptive rights or advance subscription rights in certain circumstances. However, limitation or withdrawal of shareholders’ pre-emptive rights can only be decided for valid reasons. Preventing a particular shareholder to exercise influence over the company is generally believed not to be a valid reason to limit or withdraw shareholders’ pre-emptive rights

C.	Material Contracts

Yorkville Standby Equity Distribution Agreement

The Company entered into a Standby Equity Distribution Agreement, dated February 8, 2018 and amended on September 28, 2018 (SEDA), with YA II PN, Ltd., a fund managed by Yorkville Advisors Global LLC (Yorkville). Pursuant to the SEDA, the Company has the right, at any time during a three-year period, to request Yorkville, in one or several transactions, to subscribe for Class B Shares up to an aggregate subscription amount of CHF 50,000,000. Provided that a sufficient number of Class B Shares is provided by the Company to Yorkville as security through a share lending arrangement, the Company has the right to make draw-downs under the SEDA at its discretion by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 per draw-down, subject to certain exceptions and limitations (including the exception that a draw-down request by the Company shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The subscription price for each draw-down request of the Company corresponds to 93% of the lowest daily weighted average share price (VWAP) of a Class B Share, as traded and quoted on the SIX, over the five trading days following the draw-down request by the Company.

As of June 30, 2019, the remaining amount available for draw-down by the Company is CHF 48,000,008 (USD 49,170,536) and the estimated maximum number of Class B Shares deliverable under the SEDA is 20,979,024 Class B Shares at CHF 2.288 per Class B Share (calculated based on the closing price of a Class B Share on June 28, 2019 of CHF 2.46 per Class B Share, discounted by 7%). The actual price, at which the Company may draw-down under the SEDA is subject to change, and, therefore, the number of Class B Shares deliverable to Yorkville may vary.

As at June 30, 2019, the Company held 2,088,061 Class B Shares as treasury shares available for delivery under the SEDA, either directly or through a subsidiary. Depending on WISeKey’s capital requirements, this amount of Class B Shares may not be sufficient and the Company may issue Class B Shares out of its authorized share capital for further draw-downs under the SEDA and delivery to Yorkville. If such number of Class B Shares is not sufficient for delivery to Yorkville in connection with draw-downs under the SEDA, the Company may, instead of issuing the required additional number of Class B Shares to Yorkville directly, issue additional Class B Shares for delivery under the SEDA as follows: The additional Class B Shares would be subscribed for by WISeKey Equities AG (WISeKey Equities), a direct, wholly-owned subsidiary of the Company. WISeKey Equities would subscribe for the Class B Shares at nominal value and upon issuance of such Class B Shares, on-sell the Class B Shares back to the Company at nominal value plus a fee as consideration for providing the subscription service. The Company would hold the new Class B Shares in treasury and deliver them to Yorkville in accordance with the terms of the SEDA.

Crede Convertible Loan Agreement

The Company entered into a Convertible Loan Agreement, dated September 28, 2018 (Crede Convertible Loan Agreement), with Crede CG III, Ltd., Hamilton, Bermuda (Crede), pursuant to which Crede committed to grant a loan to the Company in the amount of USD 3,000,000.00 (Crede Principal Amount). The Crede Principal Amount will mature on October 30, 2020 (Crede Maturity). The Crede Principal Amount is to be repaid through the delivery of such number of Class B Shares, as corresponds to the quotient of the Crede Principal Amount then outstanding and a conversion price corresponding to 93% of the average of the two lowest daily VWAPs of a Class B Share, as traded and quoted on the SIX during the ten trading days immediately preceding the relevant conversion date, converted into USD at the relevant exchange rate. Crede may request a conversion of the Crede Principal Amount, in part or in full, at any time before the Maturity Date. The loan granted in accordance with the Crede Convertible Loan Agreement bears interest at a rate of 10% per annum (Crede Interest). The Company has the right, at its discretion, to pay Crede Interest accrued on the outstanding Crede Principal Amount in cash or by delivery of such number of Class B Shares as corresponds to the quotient of the respective Crede Interest payment amount and a conversion price corresponding to 93% of the average of the two lowest daily VWAPs of a Class B Share, as traded and quoted on the SIX during the ten trading days immediately preceding the relevant conversion date, converted into USD at the relevant exchange rate. After conversions requested by Crede through June 30, 2019 representing an aggregate repayment amount of USD 618,183, the remaining Crede convertible loan amount outstanding is USD 2,381,817.

The number of Class B Shares deliverable by the Company to Crede in connection with conversions of the Crede Principal Amount and the Crede Interest will depend on the applicable conversion price. As of June 30, 2019, the estimated maximum number of Class B Shares deliverable by the Company under the Crede Convertible Loan Agreement (for payment of Crede Principal Amount and maximum Crede Interest until maturity) is 1,170,529 Class B Shares (calculated based on the closing price of a Class B Share on the SIX on June 28, 2019 of CHF 2.46 per Class B Share discounted by 7% and converted into USD at the relevant exchange rate). Note that the actual price, at which Crede may convert the Crede Principal Amount and at which the Company may convert the Crede Interest into Class B Shares is subject to change, and, as a consequence, the number of Class B Shares deliverable to Crede may vary.

As of June 30, 2019, the Company held 2,088,061 Class B Shares in treasury, either directly or through a subsidiary, in order to be able to comply with its obligations under the Crede Convertible Loan Agreement (including the conversion of the Crede Principal Amount and the Crede Interest into Class B Shares). If such number of Class B Shares is not sufficient in connection with the conversion of the Crede Principal Amount and the Crede Interest under the Crede Convertible Loan Agreement, the Company may, and instead of issuing the required additional number of Class B Shares directly to Crede, issue additional Class B Shares for delivery to Crede as follows: The additional Class B Shares would be subscribed for by WISeKey Equities at nominal value and upon issuance of such Class B Shares, WISeKey Equities would on-sell the Class B Shares back to the Company at nominal value plus a fee as consideration for providing the subscription service. The Company would hold the new Class B Shares in treasury and deliver them to Crede in accordance with the terms of the Convertible Loan Agreement.

Options Issued to Crede

In connection with the Crede Convertible Loan Agreement, on September 28, 2018, the Company granted to Crede, 408,247 options for the acquisition of an equal number of Class B Shares. The options may be exercised by Crede at any time on or before October 29, 2021, at an exercise price per option equal to CHF 3.84 per Class B Share. Shares issued to Crede in connection with the options would be issued out of the Company’s conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company.

Yorkville Convertible Loan Agreement

The Company entered into a Convertible Loan Agreement, dated June 27, 2019 (Yorkville Convertible Loan Agreement), with YA II PN, Ltd., a fund managed by Yorkville, pursuant to which Yorkville committed to grant a loan (Yorkville Convertible Loan) to the Company in the amount of USD 3,500,000.00 (Yorkville Principal Amount). The Yorkville Convertible Loan is repayable in monthly cash installments starting August 1, 2019 up until its maturity on August 1, 2020. The Yorkville Convertible Loan bears interest at a yearly rate of 6% (Yorkville Interest). Yorkville, at its sole discretion, may elect to request that any amount due and outstanding, be it Yorkville Principal Amount or Yorkville Interest, be paid in Class B Shares using a conversion price of CHF 3.00 per Class B Share (Initial Yorkville Conversion Price) and, as exchange rate, any available spot rate of exchange selected by Yorkville in the New York foreign exchange market at the applicable date. The Initial Yorkville Conversion Price may be adjusted using certain agreed-upon formulae in case of (a) an increase in capital by means of capitalization of reserves, profits or premiums by distribution of Class B Shares, or division or consolidation of Class B Shares; (b) an issue of Class B Shares or other securities by way of conferring subscription or purchase rights; (c) spin-offs and capital distributions other than dividends; and (d) dividends. As of June 30, 2019, no repayment has been made and the Yorkville Convertible Loan amount outstanding is USD 3,500,000. The conversion of Yorkville Principal Amount and, if applicable, the Yorkville Interest, into Class B Shares will dilute the Company’s shareholders’ interest in the Company.

The number of Class B Shares deliverable by the Company to Yorkville in connection with conversions of the Yorkville Principal Amount and the Yorkville Interest will depend on the applicable conversion price. Based on the Initial Yorkville Conversion Price on the date of execution of the Yorkville Convertible Loan Agreement (CHF 3.00) converted into USD at the relevant exchange rate, the estimated maximum number of Class B Shares deliverable under the Yorkville Convertible Loan Agreement (for the payment of Yorkville Principal Amount outstanding as at June 30, 2019 and Yorkville Interest until maturity) is 1,183,618.00 Class B Shares. Note that the actual price, at which Yorkville may convert the Yorkville Principal Amount and Yorkville Interest into Class B Shares is subject to change, and, as a consequence, the number of Class B Shares deliverable to Yorkville may vary.

As at June 30, 2019, the Company held 2,088,061 Class B Shares in treasury, either directly or through a subsidiary, in order to be able to comply with its obligations under the Yorkville Convertible Loan Agreement (including the conversion of the Yorkville Principal Amount and the Yorkville Interest into Class B Shares). If such number of Class B Shares is not sufficient in connection with the conversion of the Yorkville Principal Amount and the Yorkville Interest under the Yorkville Convertible Loan Agreement, the Company may, and instead of issuing the required additional number of Class B Shares directly to Yorkville, issue additional Class B Shares for delivery to Yorkville as follows: The additional Class B Shares would be subscribed for by WISeKey Equities at nominal value and upon issuance of such Class B Shares, WISeKey Equities would on-sell the Class B Shares back to the Company at nominal value plus a fee as consideration for providing the subscription service. The Company would hold the new Class B Shares in treasury and deliver them to Yorkville in accordance with the terms of the Yorkville Convertible Loan Agreement.

Options Issued to Yorkville

In connection with the Yorkville Convertible Loan Agreement, on June 27, 2019, the Company granted to Yorkville 500,000 options for the acquisition of an equal number of Class B Shares. The options may be exercised by Yorkville at any time on or before June 27, 2022, at an exercise price per option initially set to CHF 3.00 per Class B Share (Initial Exercise Price). The Initial Exercise Price may be adjusted using certain agreed-upon formulae in case of (a) an increase of capital by means of capitalization of reserves, profits or premiums by distribution of Class B Shares, or division or consolidation of Class B Shares; (b) an issue of Class B Shares or other securities by way of conferring subscription or purchase rights; (c) spin-offs and capital distributions other than dividends; and (d) dividends. The Class B Shares issued to Yorkville in connection with the options would be issued out of the Company’s conditional share capital or authorized share capital without triggering he pre-emptive rights of the existing shareholders of the Company.

Share Subscription Facility with GEM LLC

On January 19, 2016 the Company entered into Share Subscription Facility Agreement (GEM Facility) with GEM Global Yield Fund LLC SCS and GEM Investments America, LLC (collectively, GEM), which is a CHF 60 million facility over 5 years and allows the Group to draw down funds at its option in exchange for Class B Shares. Under the GEM Facility, the Company may drawdown funds essentially 18 times in a year, the amount being in a range related to the trading volume and price of the Class B Shares on the SIX. The drawdown amount is based on 90% of the average closing price for Class B Shares of the last 15 trading days multiplied by 1,000% of the average volume of the last 15 trading days. GEM can then elect to purchase between 50% and 200% of this figure. As of June 30, 2019, the drawdown amount available under the GEM Facility is CHF 56,094,645 (USD 57,462,569 at June 30, 2019 closing rate) and the estimated maximum number of Class B Shares deliverable under the SFF is 25,336,334 Class B Shares at CHF 2.2140 per Class B Share (calculated based on the closing price of a Class B Share on June 28, 2019 of CHF 2.46 per Class B Share, discounted by 10%). The actual price, at which the Company may draw-down under the SFF is subject to change, and, therefore, the number of Class B Shares deliverable to GEM may vary.

Options Issued to GEM

In connection with the GEM facility signed on January 19, 2016, the Company granted to GEM 1,459,127 options for the acquisition of an equal number of Class B Shares on May 06, 2016. The options may be exercised by GEM at any time on or before May 06, 2021, at an exercise price per option initially set to CHF 8.85432 per Class B Share (Initial Exercise Price). The Initial Exercise Price may be adjusted using certain agreed-upon formulae in case of (a) an alteration to the nominal value of the Class B Shares as a result of the consolidation or subdivision thereof; (b) an issue of any securities (other than Class B Shares or options, warrants or other rights to subscribe for or purchase or otherwise acquire any Class B Shares) to shareholders by way of rights, or a grant to shareholders by way of rights of any options, warrants or other rights to subscribe for or purchase or otherwise acquire any securities (other than Class B Shares or options, warrants or other rights to subscribe for or purchase or otherwise acquire any Class B Shares); (c) an issue of Class B shares to shareholders by way of rights, or an issue or grant to shareholders by way of rights of options, warrants or other rights to subscribe for or purchase any Class B Shares at less than the relevant price; (d) an issue of Class B Shares to shareholders by way of rights, by way of capitalization of profits or reserves other than as part of a cash dividend; (e) any capital distribution to shareholders by way of rights; (f) an issue (other than per above item c) wholly for cash or for no consideration of Class B Shares, or an issue or grant (other than per above item c) wholly for cash or for no consideration of any options, warrants or other rights to subscribe for or purchase any Class B Shares at less than the relevant price; (g) the company or any subsidiary or any other person shall issue wholly for cash or for no consideration any securities (or enter into any contractual arrangements which would have an equivalent economic effect to issuing securities) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, Class B shares (other than Class B Shares already in issue at the time of the issue of the said securities) (or shall grant any such rights in respect of existing securities so issued) or securities which by their terms might be redesignated as Class B Shares, and the consideration per Class B Share receivable upon conversion, exchange, subscription or redesignation is less than the relevant price; (h) any modification of the rights of conversion, exchange or subscription of some securities; and (i) the company or any subsidiary or any other person shall offer any securities in connection with which offer, shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them. The Class B Shares issued to GEM in connection with the options would be issued out of the Company’s conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company.

OISTE Collaboration Agreement

Our subsidiary, WISeKey SA and the Organisation Internationale pour la Sécurité de Transactions Electroniques, a foundation created under Swiss law (OISTE), entered into a cooperation agreement, dated June 20, 2018 (OISTE Collaboration Agreement), which amended and restated prior agreements between us and OISTE.  Under the terms of the OISTE Collaboration Agreement, we are granted a worldwide license to commercialize its Root Global Cryptographic Key Pairs or Root of Trust. Roots of Trust (RoT) is a set of functions in the trusted computing module of a computer's operating system (OS). The RoT serves as separate computing engine controlling the trusted computing platform cryptographic processor on the PC or mobile device it is embedded in. The OISTE RoT was created in 1999 as part of a partnership with the International Telecommunion Union which is the International UN organization in charge of standards used on the Internet, IoT and mobile networks.

WISeKeys uses the OISTE RoT to provide trust to its digital identity technology used to authenticate users, and encrypt and decrypt messages among users. It is also used for WISeKey’s Certify ID and WISeID technology to provide Digital Certificates for people, servers and IoT objects by providing certification technology and services in conformity with OISTE directives and standards.  The OISTE RoT is audited annually by webtrust.org. The OISTE Foundation owns and regulates the “OISTE Global Trust Model”, which includes as “Root of Trust” a number of Root Certification Authorities|, globally recognized. OISTE delegates to the Swiss company, WISeKey SA, the operation of the systems and infrastructures supporting the Trust Model. The OISTE Foundation doesn’t issue certificates to end subscribers, but grants to WISeKey a license as subordinate certification authority, allowing the delivery of Trust Services for Persons, Applications and Objects. In return for this license, we agree to pay a license fee and a royalty fee to OISTE.  In addition, the OISTE Collaboration Agreement delegates to us the technical management of the OISTE Root Global Cryptographic Key pairs, the OISTE global Root Certification Authority as well as its Digital Certificates, including the safekeeping of the OISTE Root Global Cryptographic Key Pairs in our data center bunker.  In return for this management service, we are paid a management fee by OISTE.

WebTrust is an assurance service jointly developed by the American Institute of Certified Public Accountants (AICPA). WebTrust relies on a series of principles and criteria designed to promote confidence and trust between consumers and companies conducting business on the Internet. Public accounting firms and practitioners, who obtain a WebTrust business license from the AICPA or the Canadian Institute of Chartered Accountants (CICA), can provide assurance services to evaluate and test whether a particular web site meets any one of the Trust Services principles and criteria.

D.	Exchange Controls

There are currently no exchange controls restrictions in effect in Switzerland.

E.	Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our ADSs. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Switzerland and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

This discussion applies only to a U.S. Holder that holds ADSs as capital assets for U.S. federal income tax purposes. Furthermore, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including consequences for purposes of the alternative minimum tax and the potential application of the Medicare contribution tax. Furthermore, it does not address classes of U.S. holders that may be subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ADSs;

•	regulated investment companies or real estate investment trusts;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that have acquired our shares or ADSs prior to the date hereof;

•	persons that own or are deemed to own ten percent or more of our voting shares; or

•	persons holding ADSs in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ADSs.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs, who is eligible for the benefits of the Treaty and who is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source

Generally, a U.S. Holder of an ADS should be treated for U.S. federal income tax purposes as holding the Class B Shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for Class B Shares.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs in their particular circumstances.

Taxation of Distributions

As stated above under “Item 10B. Memorandum and Articles of Association,” we do not intend to pay cash dividends in the foreseeable future. If we do make distributions of cash or property with respect to ADSs, subject to the passive foreign investment company rules described below, any such distributions (before reduction for any amounts withheld in respect of Swiss withholding tax), other than certain pro rata distributions of ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends.

For so long as our ADSs are listed on the NASDAQ Capital Market or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as "qualified dividend income" and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of a dividend will include any amounts withheld by us in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of ADSs

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

We will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains.

Based on our business plan and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2018 taxable year, but we may be a PFIC in 2019. Furthermore, there can be no assurance that the IRS will agree with our conclusion regarding our PFIC status. In addition, whether we will be a PFIC in 2019 or any future year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and the valuation of certain of our assets is uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If a U.S. Holder holds ADSs in any year in which we are treated as a PFIC, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs, even if we cease to meet the threshold requirements for PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder holds ADSs (assuming such U.S. Holder had not made a timely mark-to-market election, as described below), gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs will be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the disposition and to any year before we become a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on such amount. Further, to the extent that any distribution received by the U.S. Holder on its ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain recognized on the disposition of the ADSs (as described earlier in this paragraph).

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs, provided that the ADSs are “marketable.” ADSs will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, in order to avoid the application of the foregoing rules, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make a “qualified electing fund” election (a “QEF Election”) with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections.

In addition, if we pay a dividend to a U.S. Holder with respect to which we are treated as a PFIC, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

If a U.S. Holder owns ADSs during any year in which we are a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information With Respect to Foreign Financial Assets

A U.S. Holder who is an individual and, in certain cases, an entity, and who holds certain specified foreign financial assets (which may include the ADSs) with an aggregate value in excess of certain thresholds, is generally required to report information related to such interests by attaching a completed IRS Form 8938 (Statement of Specified Foreign Financial Assets) with such U.S. Holder’s tax return for each year in which such U.S. Holder held an interest in the specified foreign financial assets, subject to certain exceptions (including an exception for ADSs held in accounts maintained by U.S. financial institutions). Persons who are required to report foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders should consult their tax advisors regarding these information reporting requirements.

SWISS TAX CONSIDERATIONS

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders

Holders of or shares or ADSs representing our shares who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders are hereinafter referred to as the “Non-Resident Shareholders”), will not be subject to any Swiss federal, cantonal and communal income tax on dividends and similar cash or in-kind distributions on ADSs representing our shares (including dividends on liquidation proceeds and stock dividends) (hereinafter referred to as the “Dividends”), distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) on shares underlying the ADSs, or capital gains realized on the sale or other disposition of ADSs (see, however, paragraph 1.3 “Swiss Federal Withholding Tax” for a summary of Swiss federal withholding tax on Dividends).

Resident Private Shareholders

Swiss resident individuals who hold their ADSs as private assets all such shareholders are hereinafter referred to as the “Resident Private Shareholders”) are required to include Dividends, but not distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) of the shares underlying the ADSs, in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen). Capital gains resulting from the sale or other dispositions of ADSs are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders. See paragraph 1.1(C) “Domestic Commercial Shareholders” for a summary of the taxation treatment applicable to Swiss resident individuals, who, for income tax purposes, are classified as “professional securities dealers”.

Domestic Commercial Shareholders

Corporate and individual shareholders who are resident in Switzerland for tax purposes and corporate and individual shareholder who are not resident in Switzerland, and who, in each case, hold their ADSs as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize Dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) received on shares underlying the ADSs and capital gains or losses realized on the sale or other disposition of ADSs in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments in ADSs and other securities (the shareholders referred to in this paragraph 1.1.(C), hereinafter for the purposes of this section, as the “Domestic Commercial Shareholders”). Domestic Commercial Shareholders who are corporate taxpayers may be eligible for dividend relief (Beteiligungsabzug) in respect of Dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) if the shares underlying the ADSs held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

Swiss Cantonal and Communal Private Wealth Tax and Capital Tax

Non-Resident Shareholders

Non-Resident Shareholders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders and Domestic Commercial Shareholders who are individuals are required to report their ADSs as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including the ADSs), in the case of Domestic Commercial Shareholders to the extent the aggregate taxable wealth is allocated in Switzerland. Domestic Commercial Shareholders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocated to Switzerland.

Swiss Federal Withholding Tax

Dividends that the Company pays on the shares underlying the ADSs are subject to Swiss Federal withholding tax (Verrechnungssteuer) at a rate of 35% on the gross amount of the Dividend. The Company is required to withhold the Swiss federal withholding tax from the Dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) are not subject to Swiss federal withholding tax.

The Swiss federal withholding tax on a Dividend will be refundable in full to a Resident Private Shareholder and to a Domestic Commercial Shareholder, who, in each case, inter alia, as a condition to refund, duly reports the Dividend in his or her individual income tax return as income or recognizes the Dividends in its income statement as earnings, as applicable.

A Non-Resident Shareholder may be entitled to a partial refund of the Swiss federal withholding tax on Dividend if the country of his or her residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming tax treaty benefits (and the time required for obtaining a refund) might be different from country to country. For example, a shareholder who is resident of the U.S. for the purposes of the bilateral treaty between the U.S. and Switzerland is eligible for a refund of the amount of the withholding tax in excess of the 15% treaty rate, provided such shareholder: (i) qualifies for benefits under this treaty and qualifies as beneficial owner of the Dividends; (ii) hold, directly or indirectly, less than 10% of the voting stock of the Company; (iii) does not qualify as a pension scheme or retirement arrangement for the purpose of the bilateral treaty; and (iv) does not conduct business through a permanent establishment or fixed base in Switzerland to which the ADSs are attributable. Such an eligible U.S. shareholder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The applicable refund request form may be filed with the Swiss Federal Tax Administration following receipt of the dividend and the relevant deduction certificate, however no later than December 31 of the third year following the calendar year in which the dividend was payable.

Swiss Federal Stamp Taxes

Any dealings in the ADSs, where a bank or another securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, acts as intermediary or is a party to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss securities turnover tax at an aggregate tax rate of up to 0.15% of the consideration paid for such ADSs.

International Automatic Exchange of Information in Tax Matters

On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement, which is based on article 6 of the OECD/Council of Europe administrative assistance convention and is intended to ensure the uniform implementation of automatic exchange of information (the “AEOI”). The Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”) entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.

The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.

Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland exchanges data in respect of financial assets, including the Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state.

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. On 8 October 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.

F.	Dividends and Paying Agents

For a discussion of the declaration and payment of dividends on our Class A and Class B Shares, see “Item 10B. Memorandum and Articles of Association – Dividends.”

We have not appointed any paying agent.

G.	Statement by Experts

The consolidated financial statements of the Company as of December 31, 2017 and 2018 included in this Form 20-F have been so included in reliance on the report of BDO Ltd, an independent registered public accounting firm, a member firm of the PCAOB, given on the authority of such firm as experts in auditing and accounting.

H.	Documents on Display

Upon effectiveness of this registration statement, we will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within 120 days of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our financial statements have been prepared in accordance with U.S. GAAP.

We will make available to our shareholders annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. Our documents may be available at our corporate headquarters at General-Guisan-Strasse 6, 6300 Zug, Switzerland.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks primarily related to foreign currency exchange rates, commodity prices, and changes in the value of investment securities. The Company is not exposed to interest rate risks because all its financial instruments have fixed interest rate terms.

The table below shows the balances of our market risk sensitive instruments, which are financial instruments, as of the end of the latest fiscal year grouped by functional currency, and the expected cash flows from these instruments for each of the next five years. The contractual cash flows are presented on an undiscounted cash flow basis, including interest expense. For those instruments where the lender has the choice to settle the repayment of principal and interests in cash or in shares, we have assumed that all amounts would be repaid in cash; this table therefore shows the maximum expected cash flows. Additional details on the financial instruments considered are available in Note 24. Loans and line of credit of our consolidated financial statements for the years ended December 31, 2017 and 2018.

				Expected cash flows by period
			Weighted
		Principal	average
	Net	amount	effective		Between 1	Between 2	Between 3	Between 4
	carrying	and	interest rate	Less than	and 2	and 3	and 4	and 5	More than
Market risk sensitive instruments (USD'000)	amount	interests	per annum	1 year	years	years	years	years	5 years
Debt and convertible note obligations:
- held by entities with CHF functional currency	27,985	35,335	16%	9,576	25,759	-	-	-	-
- held by entities with GBP functional currency	79	79	0%	79	-	-	-	-	-
Total contractual obligations	28,064	35,414	-	9,655	25,759	-	-	-	-

Foreign currency exchange rate risk

For information about the foreign currency exchange rate risk see Item 5. Operating and Financial Review and Prospects – A. Operating Results.

Commodity price risk

The Company has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw material. Our raw material inventory was USD 1,342,000 as at December 31, 2018. A change in those prices may affect our gross margin, however because the inventory balance is relatively small in comparison with our total assets, the Company does not enter into commodity futures, forwards or any other hedge instrument to manage fluctuations in prices of anticipated purchases.

Risk of changes in the value of investment securities

As at December 31, 2018, the Company had two investment securities apart from the investments in consolidated subsidiaries: an investment in equity securities at fair value of USD 857,000, and an investment in equity securities at cost of USD 7,000,000. The Company has not entered into any instrument to hedge againt the fluctuation in value of these equity instruments.

For the equity instrument held at fair value, the Company manages the risk of fluctuation of its market price by regularly reviewing the share prices and financial position of the issuer. Changes in the fair value of the equity are recorded in the income statement in the period in which they occur.

For the equity instrument held at cost, the Company is in regular contact with the management of the issuer to review its financial position, so as to manage the risk of fluctuation.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent five Class B Shares (or a right to receive five Class B Shares) deposited with Credit Suisse Group AG, as custodian for the depositary in Switzerland. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, NY 10286. The depositary’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Swiss law governs shareholder rights. The depositary will be the holder of Class B Shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement which has been filed as an exhibit to this registration statement, and the form of ADR, attached thereto.

Dividends and Other Distributions

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on Class B Shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class B Shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Class B Shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See Item 10.E. Taxation. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Distribution of Class B Shares. The depositary may distribute additional ADSs representing any Class B shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell Class B Shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Class B Shares. The depositary may sell a portion of the distributed Class B Shares sufficient to pay its fees and expenses in connection with that distribution.

•	Rights to Purchase Additional Class B Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the Class B Shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by Class B Shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, Class B Shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our Class B Shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs if you or your broker deposit Class B Shares or evidence of rights to receive Class B Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Class B shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

ADS holders may instruct the depositary to vote the number of deposited Class B Shares their ADSs represent. The depositary will provide notice to ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders must instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you would not be able to exercise your right to vote unless you withdraw Class B Shares. However, you may not know about the meeting enough in advance to withdraw Class B Shares.

The depositary will try, as far as practical, subject to the laws of Switzerland and of our Articles or similar documents, to vote or to have its agents vote Class B Shares or other deposited securities as instructed by ADS holders.

If the depositary does not receive your voting instructions in a timely manner you will nevertheless be treated as having instructed the depositary to give a proxy to a person we designate to vote the Class B Shares represented by your ADSs in his/her discretion. The depositary will deliver such discretionary proxy only if:

(i)	we instruct the depositary, and the depositary complies with such instruction, to disseminate the shareholders’ meetings materials,

(ii)	no voting instructions are received by the depositary from you by the deadline established by the depositary, and

(iii)	we have timely delivered written confirmation to the depositary that:

a.	we wish a discretionary proxy to be given,

b.	we reasonably do not know of any substantial opposition to the matter(s) to be voted on, and

c.	the matter(s) to be voted on is/are not materially adverse to the interests of the shareholders.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your Class B Shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing Class B Shares or ADS holders must pay:	For:
USD5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of Class B Shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

USD0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class B Shares and the Class B Shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

USD0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of Class B Shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class B Shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class B Shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-based services until its fees for these services are paid.

From time to time, the depositary may make payments to us to reimburse and/or class B share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our Class B Shares	The cash, Class B Shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
• Reclassify, split up or consolidate any of the deposited securities	The depositary may distribute some or all of the cash, Class B Shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
• Distribute securities on Class B Shares that are not distributed to you
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until thirty (30) days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least ninety (90) days prior to the date fixed in such notice for such termination. The depositary may terminate the deposit agreement (i) by mailing notice of termination to us and the ADS holders if ninety (90) days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment, (ii) an insolvency event or delisting event (each as further described in the deposit agreement) occurs with respect to us, or (iii) a termination option event (as further described in the deposit agreement) has occurred or will occur.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver Class B Shares and other deposited securities upon cancellation of ADSs. After termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After making the sale, the depositary shall be discharged from all obligations under the deposit agreement, except to account for the net proceeds of such sale and other cash (after deducting fees and expenses and applicable taxes and governmental charges). The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of Class B Shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class B Shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive Class B Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying Class B Shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of Class B Shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our Class B Shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class B Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Waiver of Jury Trial

As a party to the deposit agreement, you irrevocably waive, to the fullest extent permitted by applicable law, your right to trial by jury in any legal proceeding arising out of the shares or other deposited securities, the ADSs or ADRs, as applicable, the deposit agreement or any transaction contemplated therein or any breach thereof against us and/or the depositary.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to The Rights Of Security Holders And Use Of Proceeds

None.

Item 15.	Controls and Procedures

Not applicable.

Item 16.	[RESERVED]

Item 16A. Audit Committee Financial Expert

Not applicable.

Item 16B. Code of Ethics

Not applicable.

Item 16C. Principal Accounting Fees and Services

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The consolidated financial statements and related notes required by this Item 18 are included in this registration statement beginning on page F-1.

Item 19.	Exhibits

Index to Exhibits

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant
2.1	Form of Specimen Certificate for Class B Shares of the Registrant
2.2	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.4)
2.4	Deposit Agreement, dated as of May 16, 2018, among the Registrant, the Depositary and the Owners and Beneficial Owners of the American Depositary Shares issued thereunder
4.1	WISeKey Employee Share Option Plan, dated September 29, 2016
4.2	Form of indemnification agreement by and between Registrant and each of its directors and executive officers
4.3	Convertible Loan Agreement by and between Registrant and Crede CG III, Ltd., dated as of September 28, 2018
4.4	Warrant Agreement by and between Registrant and Crede CG III, Ltd., dated as of September 28, 2018
4.5	Convertible Loan Agreement by and between Registrant and YA II PN, Ltd., dated as of June 27, 2019
4.6	Warrant Agreement by and between Registrant and YA II PN, Ltd., dated as of June 27, 2019
4.7	Standby Equity Distribution Agreement by and between Registrant and YA II PN, Ltd., dated as of February 8, 2018
4.8*	Share Subscription Facility Agreement by and among Registrant, GEM Global Yield Fund LLC SCS and GEM Investments America, LLC, dated as of January 19, 2016
4.9*	Warrant to Purchase Ordinary Shares by and between Registrant and GEM Global Yield Fund LLC SCS, dated as of May 6, 2016
4.10	Master Purchase Agreement by and between Cisco Systems International B.V. and INSIDE Secure, dated as of August 25, 2014
4.11	Buffer Stock Agreement by and between Wisekey Semiconductors and Key Tronic Corporation, dated as of June 9, 2017
4.12*	Supplier Agreement by and between Vault-IC France and UTAC Headquarters Pte. Ltd, dated as of September 19, 2016
4.13	Service Level Agreement by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 30, 2015 (1)
4.14	First Amendment to Service LevelAgreement, by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of May 26, 2016 (1)
4.15	Second Amendment to Service Level Agreement, by and among WIseKey Semiconductors, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 25, 2018 (1)

4.16	SafeNet Supplier Agreement by and between SafeNet, Inc. and Inside Secure SA, dated as of March 26, 2012

4.17	PicoPass License Agreement by and between Inside Secure and HID Global Corporation, dated as of December 8, 2014 (1)
4.18*	Collaboration Agreement by and between Organisation Internationale pour la Sécurité de Transactions Electroniques OISTE and WISeKey SA, dated as of June 20, 2018
8.1	List of significant subsidiaries of the Registrant
15.1	Consent of BDO Ltd, an independent registered public accounting firm

*	Previously filed.
**	To be filed at later date.
(1)	Portions of this exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

WISEKEY INTERNATIONAL HOLDING AG
By:	/s/ Carlos Moreira	/s/ Peter Ward
	Carlos Moreira	Peter Ward
	Chief Executive Officer	Chief Financial Officer

Date: November 8, 2019

PART I

WISeKey Consolidated Financial Statements

for Years Ended December 31, 2017 and 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

WISeKey International Holding AG

6300 Zug

Switzerland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WISeKey International Holding AG (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive loss, consolidated statement in changes of shareholders’ equity (deficit), and consolidated statements of cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Zurich, March 22, 2019

BDO AG

/s/ Christoph Tschumi	/s/ Philipp Kegele
Christoph Tschumi	Philipp Kegele

We have served as the Company’s auditor since 2015.

1.	Consolidated Statement of Comprehensive Loss

	12 months ended December 31,		Note
USD'000	2018	2017	ref.

Net sales	34,280	33,674	31
Cost of sales	(18,319)	(17,870)
Gross profit	15,961	15,804

Other operating income	289	1,526	32
Research & development expenses	(5,306)	(5,339)
Selling & marketing expenses	(5,772)	(4,459)
General & administrative expenses	(14,232)	(15,401)
Total operating expenses	(25,021)	(23,673)
Operating income / (loss)	(9,060)	(7,869)

Non-operating income	2,181	762	34
Gain / (loss) on derivative liability	—	(98)	6
Gain / (loss) on debt extinguishment	—	(556)	24
Interest and amortization of debt discount	(150)	(543)	24
Non-operating expenses	(2,826)	(1,751)	35
Income / (loss) from continuing operations before income tax expense	(9,855)	(10,055)

Income tax (expense)/recovery	(53)	(71)
Income/ (loss) from continuing operations, net	(9,908)	(10,126)

Discontinued operations:			12
Net sales from discontinued operations	19,412	9,404
Cost of sales from discontinued operations	(6,196)	(4,516)
Total operating and non-operating expenses from discontinued operations	(19,778)	(20,620)
Income tax (expense)/recovery from discontinued operations	205	1,108
Income / (loss) on discontinued operations	(6,357)	(14,624)

Net income / (loss)	(16,265)	(24,750)

Less: Net income / (loss) attributable to noncontrolling interests	13	(483)
Net income / (loss) attributable to WISeKey International Holding AG	(16,278)	(24,267)

Earnings per share
Earnings from continuing operations per share - Basic	(0.29)	(0.34)	38
Earnings from continuing operations per share - Diluted	(0.29)	(0.34)	38
Earnings from discontinued operations per share - Basic	(0.19)	(0.50)	38
Earnings from discontinued operations per share - Diluted	(0.19)	(0.50)	38
Earning per share attributable to WISeKey International Holding AG
Basic	(0.48)	(0.82)	38
Diluted	(0.48)	(0.82)	38

	12 months ended December 31,		Note
USD'000	2018	2017	ref.

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	108	1,548
Unrealized loss on securities:
Unrealized holding loss arising during period	—	(375)	14
Defined benefit pension plans:			25
Net loss arising during period	287	(102)
Other comprehensive income / (loss)	395	1,071
Comprehensive income / (loss)	(15,870)	(23,679)

Other comprehensive income / (loss) attributable to noncontrolling interests	(23)	(369)
Other comprehensive income / (loss) attributable to WISeKey International
Holding AG	418	1,440

Comprehensive income / (loss) attributable to noncontrolling interests	(10)	(851)
Comprehensive income / (loss) attributable to WISeKey International
Holding AG	(15,860)	(22,828)

The accompanying notes are an integral part of these consolidated financial statements.

2.	Consolidated Balance Sheet

	As at December 31,		Note
USD'000	2018	2017	ref.
ASSETS
Current assets
Cash and cash equivalents	9,146	9,583	7
Restricted cash	618	—	8
Accounts receivable, net of allowance for doubtful accounts	7,620	3,954	9
Notes receivable, related parties	8	897	10
Inventories	4,186	3,463	11
Prepaid expenses	521	752
Deferred charges, current	184	—
Current assets held for sale	8,916	6,777	12
Other current assets	919	645	13
Total current assets	32,118	26,071

Noncurrent assets
Equity securities, at fair value	857	592	14
Deferred income tax assets	8	47	36
Deferred tax credits	2,541	2,856	15
Property, plant and equipment net of accumulated depreciation	2,370	2,996	16
Intangible assets, net of accumulated amortization	1,132	1,591	17
Goodwill	8,317	8,317	18
Deferred charges, noncurrent	214	—
Equity securities, at cost	7,000	—	19
Noncurrent assets held for sale	23,744	24,532	12
Other noncurrent assets	152	154	20
Total noncurrent assets	46,335	41,085
TOTAL ASSETS	78,453	67,156

LIABILITIES
Current Liabilities
Accounts payable	12,917	12,155	21
Notes payable	6,797	84	22
Deferred revenue, current	91	306	31
Income tax payable	9	120
Current liabilities held for sale	14,085	8,763	12
Other current liabilities	976	2,288	23
Total current liabilities	34,875	23,716

Noncurrent liabilities
Convertible notes payable	23,940	18,592	24
Deferred revenue, noncurrent	9	—	31
Indebtedness to related parties, noncurrent	—	985	40
Employee benefit plan obligation	4,465	4,585	25
Deferred income tax liability	—	5	36
Other deferred tax liabilities	4	—
Noncurrent liabilities held for sale	8,590	5,667	12
Other noncurrent liabilities	2,595	—	26
Total noncurrent liabilities	39,603	29,834
TOTAL LIABILITIES	74,478	53,550

	As at December 31,		Note
USD'000	2018	2017	ref.
Commitments and contingent liabilities			27
Redeemable preferred stock	—	4,880	28

SHAREHOLDERS' EQUITY
Common stock - Class A	400	400	29
CHF 0.01 par value
Authorized - 40,021,988 and 40,021,988 shares
Issued and outstanding - 40,021,988 and 40,021,988 shares
Common stock - Class B	1,472	1,261	29
CHF 0.05 par value
Authorized - 41,063,901 and 35,517,168 shares
Issued - 28,769,797 and 24,590,918 shares
Outstanding - 26,681,736 and 24,590,918 shares
Treasury stock, at cost (2,088,061 and nil shares held)	(1,139)	—	29
Additional paid-in capital	201,373	189,152
Accumulated other comprehensive income / (loss)	100	(650)	30
Accumulated deficit	(197,348)	(180,554)
Total shareholders'equity (deficit) attributable to WISeKey shareholders	4,858	9,609
Noncontrolling interests in consolidated subsidiaries	(883)	(883)
Total shareholders'equity	3,975	8,726
TOTAL LIABILITIES AND EQUITY AND REDEEMABLE PREFERRED SHARES	78,453	67,156

The accompanying notes are an integral part of these consolidated financial statements.

3.	Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

	Number of common shares		Common Share Capital											Total equity
					Total				Accumulated other	Total	Non			(deficit) and
					share	Treasury	Additional	Accumulated	comprehensive	stockholders'	controlling	Total equity	Redeemable	redeemable
USD'000	Class A	Class B	Class A	Class B	capital	Shares	paid-in capital	deficit	income / (loss)	equity (deficit)	interests	(deficit)	preferred stock	shares
As at December 31, 2016	40,021,988	14,668,392	400	756	1,156		159,431	(155,691)	(1,901)	2,995	(1,083)	1,912	-	1,912
Common stock issued[1]	-	5,899,125	-	300	300		18,292	-	-	18,592	-	18,592	-	18,592
Options exercised	-	2,072,332	-	106	106		81	-	-	187	-	187	-	187
Stock-based compensation	-	-	-	-	-		2,232	-	-	2,232	-	2,232	-	2,232
Change in ownership in WISeKey India	-	-	-	-	-		581	(56)	-	525	771	1,296	-	1,296
Acquisition of Quo Vadis Group	-	1,110,000	-	55	55		4,252	-	-	4,307	-	4,307	4,340	8,647
Change in ownership in QuoVadis BV and QuoVadis
BVBA	-	-	-	-	-		(759)	-	(204)	(963)	(405)	(1,368)	-	(1,368)
Change in ownership in WISeKey SA	-	841,069	-	43	43		(743)	-	14	(685)	685	0	-	0
ExWorks credit line agreement	-	-	-	-	-		5,785	-	-	5,785	-	5,785	-	5,785
Net loss	-	-	-	-	-		-	(24,267)	-	(24,267)	(483)	(24,750)	-	(24,750)
Other comprehensive income / (loss)	-	-	-	-	-		-	-	1,440	1,440	(369)	1,071	-	1,071
Deemed dividend	-	-	-	-	-		-	(540)	-	(540)	-	(540)	540	-
As at December 31, 2017	40,021,988	24,590,918	400	1,261	1,661	-	189,152	(180,554)	(650)	9,608	(883)	8,725	4,880	13,606
Common stock issued[1]	-	1,761,021	-	90	90	-	7,663	-	-	7,753	-	7,753	-	7,753
Options exercised	-	159,461	-	8	8	-	205	-	-	213	-	213	-	213
Stock-based compensation	-	-	-	-	-	-	1,660	-	-	1,660	-	1,660	-	1,660
Changes in treasury shares	-	2,000,000	-	100	100	(2,177)	619	-	-	(1,458)	-	(1,458)	-	(1,458)
Impact of ASU2016-01 on marketable securities	-	-	-	-	-	-	-	(375)	375	-	-	-	-	-
Liquidation of subsidiaries	-	-	-	-	-	-	-	-	(43)	(43)	-	(43)	-	(43)
Yorkville SEDA	-	258,397	-	13	13	1,038	606	-	-	1,657	-	1,657	-	1,657
Acquisition of Quo Vadis Group noncontrolling interest	-	-	-	-	-	-	1,101	-	-	1,101	-	1,101	(5,021)	(3,920)
Creation of WISeCoin AG	-	-	-	-	-	-	-	-	-	-	10	10	-	10
Crede convertible loan	-	-	-	-	-	-	368	-	-	368	-	368	-	368
Net loss	-	-	-	-	-	-	-	(16,278)	-	(16,278)	13	(16,265)	-	(16,265)
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	418	418	(23)	395	-	395
Deemed dividend	-	-	-	-	-	-	-	(141)	-	(141)	-	(141)	141	-
As at December 31, 2018	40,021,988	28,769,797	400	1,472	1,872	(1,139)	201,373	(197,348)	100	4,858	(883)	3,975	-	3,975

1. The articles of association of the Company had not been fully updated as of December 31, 2018 with the shares issued out of conditional capital.

The accompanying notes are an integral part of these consolidated financial statements.

4.	Consolidated Statements of Cash Flows

	12 months ended December 31,
USD'000	2018	2017

Cash Flows from operating activities:
Net loss	(16,265)	(24,750)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Interest and amortization of debt discount	1,165	1,467
Depreciation of property, plant & equipment	1,437	1,376
Amortization of intangible assets	2,047	3,645
Loss / (gain) on derivative liability	—	98
Loss on debt extinguishment	—	7,067
Stock-based compensation	1,660	2,232
Decrease / (increase) in deferred research & development tax credits, net	279	—
Decrease / (increase) in other noncurrent assets, net	(63)	—
Increase / (decrease) in defined benefit pension liability	(109)	711
Increase / (decrease) in other noncurrent liabilities	—	(487)
Provision for bad debt expense	276	537
Inventory obsolescence impairment	284	(2,277)
Deferred tax asset write-off	161	132
Loss /(gain) on disposal of property and equipment	—	(49)
Income tax expense / (recovery) net of cash paid	(152)	(1,115)
Release of provision	(218)	(1,700)
Other non cash expenses /(income)
Expenses settled in equity	1,685	—
Unrealized and non cash foreign currency transactions	(201)	(365)

Changes in operating assets and liabilities, net of effects of businesses acquired
Decrease (increase) in accounts receivables	(2,898)	2,591
Decrease (increase) in inventories	(722)	(480)
Decrease (increase) in other current assets, net	(4,385)	(45)
Increase (decrease) in accounts payable	(126)	1,509
Increase (decrease) in deferred revenue	5,992	4,625
Increase (decrease) in income taxes payable	349	149
Increase (decrease) in other current liabilities	1,312	198
Net cash provided by (used in) operating activities	(8,492)	(4,931)

Cash Flows from investing activities:
Sale / (acquisition) of equity securities	(3,000)	—
Sale / (acquisition) of property, plant and equipment	(1,244)	(669)
Decrease / (increase) in notes receivables	—	(554)
Acquisition of a business, net of cash and cash equivalents acquired	—	(11,629)
Net cash provided by (used in) investing activities	(4,244)	(12,852)

	12 months ended December 31,
USD'000	2018	2017

Cash Flows from financing activities:
Proceeds from options exercises	217	36
Proceeds from issuance of Common Stock	2,904	5,039
Decrease / (increase) in loan payable	(895)	1,842
Proceeds from convertible loan issuance	3,000	—
Proceeds from debt	7,656	19,142
Repayments of debt	(106)	(550)
Repurchase of treasury shares	(900)	—
Net cash provided by (used in) financing activities	11,876	25,509

Effect of exchange rate changes on cash and cash equivalents	(200)	(733)

Cash and cash equivalents
Net increase (decrease) during the period	(1,060)	6,993
Balance, beginning of period	12,214	5,221
Balance, end of period	11,154	12,214

Reconciliation to balance sheet
Cash and cash equivalents from continuing operations	9,146	9,583
Restricted cash from continuing operations	618	—
Cash and cash equivalents from discontinued operations	1,390	2,631
Balance, end of period	11,154	12,214

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	772	250
Cash paid for incomes taxes	72	78
Issuance of shares in relation to the acquisition of QuoVadis	—	4,307
Issuance / (redemption) of redeemable preferred stock	(5,021)	4,340
Issuance of common stock to purchase non-controlling interest	3,920	3,474
Deemed dividend	141	540
Settlement of Carlos Moreira's loan in shares	473	—
Payment of SEDA fees in shares	(500)	—
Restricted cash received for share subscription in progress	2,020	—
Purchase of equity securities	4,000
Conversion of loan receivable into equity securities	—	799

The accompanying notes are an integral part of these consolidated financial statements.

5.	Notes to the Consolidated Financial Statements

Note 1. The WISeKey Group

WISeKey International Holding AG, together with its consolidated subsidiaries (“WISeKey” or the “Group” or the “WISeKey Group”), has its headquarters in Switzerland. WISeKey International Holding AG, the ultimate parent of the WISeKey Group, was incorporated in December 2015 and is listed on the Swiss Stock Exchange, SIX SAG with the valor symbol “WIHN” since March 2016.

The Group develops, markets, hosts and supports a range of solutions that enable the secure digital identification of people, content and objects, by generating digital identities that enable its clients to monetize their existing user bases and at the same time, expand its own eco-system. WISeKey generates digital identities from its current products and services in Cybersecurity Services, IoT (internet of Things), Digital Brand Management and Mobile Security.

The Group leads a carefully planned vertical integration strategy through acquisitions of companies in the industry. The strategic objective is to provide integrated services to its customers and also achieve cross-selling and synergies across WISeKey. Through this vertical integration strategy, WISeKey anticipates being able to generate profits in the near future.

Note 2. Future operations and Going Concern

The Group experienced a loss from operations in this reporting period. Although the WISeKey Group does anticipate being able to generate profits in the near future, this cannot be predicted with any certainty. The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss of USD 9.1 million and had positive working capital of USD 4.9 million as at December 31, 2018. Based on the Group’s cash projections for the next 12 months to March 31, 2020, it will need approximately USD 16.6 million to fund operations and financial commitments. Historically, the Group has been dependent on equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

After December 31, 2018 the completion of the sale of WISeKey (Bermuda) Holding Ltd (formerly named QV Holdings Ltd) and its affiliates (together “QuoVadis” or the “QuoVadis Group”) to Digicert Inc generated a net cash inflow of USD 37.7 million and allowed WISeKey to repay in full the line of Credit it had contracted with ExWorks Capital Fund I, L.P. (“ExWorks”) in an amount of USD 25.3 million (see notes 24 and 41). This cash injection together with the cash generated by its operations is sufficient to cover the projected cash outflow until March 31, 2020.

In the year 2017, the Group secured an acquisition line of credit agreement with ExWorks secured on the assets of the Group, with restrictive covenants and an annual interest rate of 12% (see note 24 for detail). The purpose of this line of credit was the acquisition of the QuoVadis group which was completed on April 03, 2017. ExWorks had initially set the annual interest rate at 18%, maturity to December 31, 2018, and capped the line of credit to USD 16.4 million. These terms were amended to more beneficial terms of 12% annual interest rate, maturity of January 16, 2020 and a maximum line of credit of USD 18.9 million with the option to convert principal repayment, interest charges and fees into WIHN class B shares.

In the year 2018, WISeKey obtained two more loans: (i) a short-term Facility Agreement with Yorkville (the “Yorkville Loan”) to borrow USD 3.5 million repayable by May 01, 2019 in monthly cash instalments starting in November 2018, with an interest rate of 4% per annum payable monthly in arrears; and (ii) a Convertible Loan Agreement (“the Crede Convertible Loan”) with Crede CG III, Ltd (“Crede”) for an amount of USD 3.0 million, with an interest rate of 10% per annum, and repayable in WIHN class B Shares any time between November 30, 2018 and the maturity date of September 28, 2020.

These loans demonstrate the availability of lenders to support the WISeKey Group in its activities and development.

On January 19, 2016, the Group had closed a Share Subscription Facility with GEM LLC (Global Equity Markets, “GEM”, the Share Subscription Facility, “the GEM Facility”) which is a CHF 60.0 million facility over 5 years and allows the Group to draw down funds at its option in exchange for WIHN class B shares (see note 24 for detail). The mechanics of the deal allow for a drawdown essentially 18 times in a year, the amount being in a range related to the trading volume and price of the WIHN class B share trading on the SIX Swiss Stock Exchange. The drawdown amount is based on 90% of the average closing price of the last 15 trading days multiplied by 1,000% of the average volume of the last 15 trading days. GEM can then elect to purchase between 50% and 200% of this figure. In the year 2018, WISeKey made no drawdowns under the GEM Facility. Therefore, as at December 31, 2018 the outstanding facility available remained CHF 56.1 million.

On February 08, 2018 the Group entered into a Standby Equity Distribution Agreement (“SEDA”) with a fund managed by Yorkville Advisors Global, LLC (“Yorkville”) (see note 24 for detail). Pursuant to the SEDA, Yorkville commits to provide equity financing to WISeKey in the aggregate amount of up to CHF 50.0 million in exchange for Class B Shares over a three-year period. Provided that a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5.0 million by drawdown, subject to certain exceptions and limitations. In the year 2018, WISeKey made four drawdowns under the SEDA Facility, for a total amount of CHF 1.7 million. As at December 31, 2018 the outstanding equity financing available was CHF 48.3 million.

Both the GEM Facility and the SEDA will be used as a safeguard should there be any difficulties in raising the necessary equity to cover the USD 16.6 million projected cash outflow noted above.

Based on the foregoing, Management believe it is correct to present these figures on a going concern basis.

Note 3. Basis of presentation

The consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“US GAAP”) as set forth in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars (“USD”) unless otherwise stated.

Discontinued Operations relating to WISeKey (Bermuda) Holding Ltd and affiliates

On December 21, 2018 the Group signed a sale and purchase agreement (the “SPA”) to sell WISeKey (Bermuda) Holding Ltd, a Bermuda based company, and its affiliates to Digicert Inc. The sale is expected to be completed in the first quarter of 2019. The group subsidiaries making up the QuoVadis Group in scope for the sale are WISeKey (Bermuda) Holding Ltd, QuoVadis Trustlink Schweiz AG, WISeKey (UK) Ltd, QuoVadis Trustlink BVBA, QuoVadis Trustlink BV, QV BE BV, QuoVadis Trustlink GmbH, QuoVadis Services Ltd, and QuoVadis Ltd.

We assessed the SPA under ASC 205 and concluded that, although the sale had not been completed as at December 31, 2018, the operation met the requirement to be classified as held for sale and as such qualifies as a discontinued operation.

In line with ASC 205-20-45-3A, we reported the results of the discontinued operations as a separate component of income, and classified their assets and liabilities separately as held for sale in the balance sheet for all periods presented. Long lived assets classified as held for sale were recorded at the lower of (i) their carrying value, and (ii) their fair value less costs to sell.

No gain or loss on classification as held for sale was recorded in 2018.

The Group elected to allocate interest to discontinued operations in accordance with ASC 205-20-45-6 to 205-20-45-8. The allocation method is detailed in Note 12.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform with current year presentation and recent accounting pronouncements.

The SPA to sell the QuoVadis Group met the requirement to be classified as held for sale and as such qualifies as a discontinued operation. Therefore, the results of the QuoVadis Group have been reclassified as discontinued operations for all periods presented in the consolidated statement of comprehensive loss. Additionally, the QuoVadis Group’s assets and liabilities as of December 31, 2017 have been reclassified and are now separately presented as held for sale on the consolidated balance sheet.

In accordance with the Group’s adoption of ASU No. 2017-07, non-service cost expense and income related to defined benefit plans were reclassified to “Non-operating expenses” for the year ended December 31, 2017.

Non-service cost expenses related to defined benefit plans of USD 140,000 for the year ended December 31, 2017 which was previously included in “General & administrative expenses”, has been reclassified to “Non-operating expenses” in the consolidated statement of comprehensive loss, to conform to the current period presentation.

Note 4. Summary of significant accounting policies

Fiscal Year

The Group’s fiscal year ends on December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of WISeKey and its wholly-owned or majority-owned subsidiaries over which the Group has control.

The consolidated comprehensive loss and net loss of non-wholly owned subsidiaries is attributed to owners of the Group and to the noncontrolling interests in proportion to their relative ownership interests.

Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables and loans have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make certain estimates, judgments and assumptions. We believe these estimates, judgements and assumptions are reasonable, based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are differences between these estimates, judgments or assumptions and the actual results, our consolidated financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by US GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting from available alternatives would not produce a materially different result.

Foreign Currency

In general, the functional currency of a foreign operation is the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. The effects of foreign currency translation adjustments are included in stockholders’ equity as a component of accumulated other comprehensive income/loss. The Group’s reporting currency is USD.

Cash and Cash Equivalents

Cash consists of deposits held at major banks that are readily available. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

Accounts Receivable

Receivables represent rights to consideration that are unconditional and consist of amounts billed and currently due from customers, and revenues that have been recognized for accounting purposes but not yet billed to customers. The Group extends credit to customers in the normal course of business and in line with industry practices.

Allowance for Doubtful Accounts

We record allowance for doubtful accounts based upon a specific review of all outstanding invoices. We write off a receivable and charge it against its recorded allowance when we have exhausted our collection efforts without success.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs are calculated using standard costs, approximating average costs. Finished goods and work-in-progress inventories include material, labor and manufacturing overhead costs. The Group records write-downs on inventory based on an analysis of obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives which range from 1 to 8 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the lease terms, as appropriate. Property, plant and equipment are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Intangible Assets

Those intangible assets that are considered to have a finite useful life are amortized over their useful lives, which generally range from 1 to 14 years. Each period we evaluate the estimated remaining useful lives of intangible assets and whether events or changes in circumstances require a revision to the remaining periods of amortization or that an impairment review be carried out. As at December 31, 2018 and 2017, all intangible assets held by the Group have been determined to have a finite life.

Capital Leases

Obligations recorded under capital leases are identified separately on the balance sheet. Assets under capital leases and their accumulated amortization are disclosed separately in the notes.

Capital lease assets and capital lease obligation are measured initially at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term.

Goodwill and Other Indefinite-Lived Intangible Assets:

Goodwill and other indefinite-lived intangible assets are not amortized, but are subject to impairment analysis at least once annually.

Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. We review our goodwill and indefinite lived intangible assets annually for impairment, or sooner if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We use October 1st as our annual impairment test measurement date.

Equity Securities

Equity securities are any security representing an ownership interest in an entity or the right to acquire or dispose of an ownership interest in an entity at fixed or determinable prices, in accordance with ASC 321, i.e. investments that do not qualify for accounting as a derivative instrument, an investment in consolidated subsidiaries, or an investment accounted for under the equity method.

We account for these investments in equity securities at fair value at the reporting date, except for those investments without a readily determinable fair value where we have elected the measurement at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, in line with ASC 321. Changes in fair value are accounted for in the income statement as a non-operating income/expense.

Provision for Onerous Contracts

The Group recognizes a provision where the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably estimated. It is recorded in Other Liabilities.

Revenue Recognition

WISeKey’s policy is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, WISeKey applies the following steps:

(1)	Step 1: Identify the contract(s) with a customer.

(2)	Step 2: Identify the performance obligations in the contract.

(3)	Step 3: Determine the transaction price.

(4)	Step 4: Allocate the transaction price to the performance obligations in the contract.

(5)	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. We typically allocate the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract. If a standalone price is not observable, we use estimates.

The Group recognizes revenue when it satisfies a performance obligation by transferring control over goods or services to a customer. The transfer may be done at a point in time (typically for goods) or over time (typically for services). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. For performance obligations satisfied over time, the revenue is recognized over time, most frequently on a prorata temporis basis as most of the services provided by the Group relate to a set performance period.

If the Group determines that the performance obligation is not satisfied, it will defer recognition of revenue until it is satisfied.

We present revenue net of sales taxes and any similar assessments.

The Group delivers products and records revenue pursuant to commercial agreements with its customers, generally in the form of an approved purchase order or sales contract.

Where products are sold under warranty, the customer is granted a right of return which, when exercised, may result in either a full or partial refund of any consideration received, or a credit that can be applied against amounts owed, or that will be owed, to WISeKey. For any amount received or receivable for which we do not expect to be entitled to because the customer has exercised its right of return, we recognize those amounts as a refund liability.

Deferred Revenue

Deferred revenue consists of amounts that have been invoiced but have not been recognized as revenue. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current and the remaining deferred revenue recorded as non-current. This would relate to multi-year certificates or licenses.

Sales Commissions

Sales commission expenses where revenue is recognized are recorded in the period of revenue recognition.

Cost of sales

Our cost of sales consists primarily of expenses associated with the delivery and distribution of our services and products. These include expenses related to the license to the Global Cryptographic ROOT Key, the global Certification authorities as well as the digital certificates for people, servers and objects, expenses related to the preparation of our secure elements and the technical support provided on the Group's ongoing production and on the ramp-up phase, including materials, labor, test and assembly suppliers, and subcontractors, freights costs, as well as the amortization of probes, wafers and other items that are used in the production process.

Research and Development and Software Development Costs

All research and development costs and software development costs are expensed as incurred.

Advertising Costs

All advertising costs are expensed as incurred.

Pension Plan

The Group maintains four defined benefit post retirement plans:

–	two that cover all Swiss employees working for WISeKey SA and QuoVadis Trustlink Schweiz AG in Switzerland,

–	one for the French employees of WISeKey Semiconductors SAS, and

–	one for the Indian employees of WISeKey India Private Ltd.

In accordance with ASC 715-30, Defined Benefit Plans – Pension, the Group recognizes the funded status of the plan in the balance sheet. Actuarial gains and losses are recorded in accumulated other comprehensive income / (loss).

Stock-based Compensation

Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. Fair values of options and awards granted are estimated using a Black-Scholes option pricing model. The model’s input assumptions are determined based on available internal and external data sources. The risk-free rate used in the model is based on the Swiss treasury rate for the expected contractual term. Expected volatility is based on historical volatility of WIHN class B shares. Compensation costs for unvested stock options and awards are recognized in earnings over the requisite service period based on the fair value of those options and awards. For employees, fair value is estimated at the grant date, and, for non-employees, fair value is measured at each reporting date, as required by ASC 718 and ASC 505-50.

Income Taxes

Taxes on income are accrued in the same period as the revenues and expenses to which they relate.

Deferred taxes are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet of our companies prepared for consolidation purposes, with the exception of temporary differences arising on investments in foreign subsidiaries where WISeKey has plans to permanently reinvest profits into the foreign subsidiaries.

Deferred tax assets on tax loss carry-forwards are only recognized to the extent that it is “more likely than not” that future profits will be available and the tax loss carry-forward can be utilized.

Changes to tax laws or tax rates enacted at the balance sheet date are taken into account in the determination of the applicable tax rate provided that they are likely to be applicable in the period when the deferred tax assets or tax liabilities are realized.

WISeKey is required to pay income taxes in a number of countries. WISeKey recognizes the benefit of uncertain tax positions in the financial statements when it is more likely than not that the position will be sustained on examination by the tax authorities. The benefit recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on settlement with the tax authority, assuming full knowledge of the position and all relevant facts. WISeKey adjusts its recognition of these uncertain tax benefits in the period in which new information is available impacting either the recognition or measurement of its uncertain tax positions.

Research Tax Credits

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary WISeKey Semiconductors SAS is eligible to receive such tax credits.

These research tax credits are presented as a reduction of Research & development expenses in the income statement when companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, the corresponding research and development efforts have been completed and the supporting documentation is available. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. The tax credits are included in noncurrent deferred tax credits in the balance sheet in line with ASU 2015-17.

Earnings per Share

Basic earnings per share are calculated using WISeKey International Holding AG’s weighted-average outstanding common shares. When the effects are not antidilutive, diluted earnings per share is calculated using the weighted-average outstanding common shares and the dilutive effect of stock options as determined under the treasury stock method.

Segment Reporting

Our chief operating decision maker, who is also our Chief Executive Officer, regularly reviews information collated into two segments for purposes of allocating resources and assessing budgets and performance. We report our financial performance based on this segment structure described in Note 37.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842)

Summary: Under its core principle, a lessee will recognize lease assets and liabilities on the balance sheet for all arrangements with terms longer than 12 months. Lessor accounting remains largely consistent with existing U.S. GAAP.

Effective Date: The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for public business entities.

The Group expects to adopt all of the aforementioned guidance when effective. The impact on its consolidated financial statements is not currently estimable.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting.

Summary: ASU 2018-07 supersedes most of the prior accounting guidance on nonemployee share-based payments, and instead aligns it with existing guidance on employee share-based payments in Topic 718. As a result, nonemployee share-based payment transactions will be measured by estimating the fair value of the equity instruments that an entity is obligated to issue and the measurement date will be consistent with the measurement date for employee share-based payment awards (i.e., grant date for equity-classified awards). Probability is to be considered on nonemployee awards with performance conditions. The classification will continue to be subject to the requirements of Topic 718, although cost recognition of nonemployee awards will remain unchanged, i.e., as if paid in cash

The ASU provides certain accounting alternatives to private companies, including the use of the calculated value method and a one-time option to apply intrinsic value to liability-classified awards.

Effective Date: The amendments become effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606.1

The Group expects to adopt all of the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements.

Summary: ASU 2018-09 affects a wide variety of Topics in the FASB Accounting Standards Codification. These include:

•	Amendments to Subtopic 220-10, Income Statement— Reporting Comprehensive Income—Overall

•	Amendments to Subtopic 470-50, Debt—Modifications and Extinguishments

•	Amendments to Subtopic 480-10, Distinguishing Liabilities from Equity—Overall

•	Amendments to Subtopic 718-740, Compensation—Stock Compensation—Income Taxes

•	Amendments to Subtopic 805-740, Business Combinations— Income Taxes

•	Amendments to Subtopic 815-10, Derivatives and Hedging— Overall

•	Amendments to Subtopic 820-10, Fair Value Measurement— Overall

•	Amendments to Subtopic 940-405, Financial Services—Brokers and Dealers—Liabilities

•	Amendments to Subtopic 962-325, Plan Accounting—Defined Contribution Pension Plans—Investments—Other

Effective Date: The transition and effective date guidance is based on the facts and circumstances of each amendment. Some of the amendments in ASU 2018-09 do not require transition guidance and will be effective upon issuance of ASU 2018-09. However, many of the amendments do have transition guidance with effective dates for annual periods beginning after December 15, 2018, for public business entities.

The Group expects to adopt all of the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements.

Summary: ASU 2018-11 provides a new transition method and a practical expedient for separating components of a contract intended to reduce costs and ease implementation of the leases standard for financial statement preparers.

1. The amendments provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP in Topic 840, Leases.

An entity that elects this additional (and optional) transition method must provide the required Topic 840 disclosures for all periods that continue to be in accordance with Topic 840. The amendments do not change the existing disclosure requirements in Topic 840 (for example, they do not create interim disclosure requirements that entities previously were not required to provide).

2. The amendments provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead, to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue guidance (Topic 606) and both of the following are met:

•	The timing and pattern of transfer of the nonlease component(s) and associated lease component are the same.

•	The lease component, if accounted for separately, would be classified as an operating lease.

An entity electing this practical expedient (including an entity that accounts for the combined component entirely in Topic 606) is required to disclose certain information, by class of underlying asset, as specified in the ASU.

Effective Date: For entities that have not adopted Topic 842 before the issuance of this ASU, the effective date and transition requirements for the amendments in this update related to separating components of a contract are the same as the effective date and transition requirements in ASU No. 2016-02: The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for public business entities.

The Group expects to adopt all of the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In August 2018, The FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.

Summary: ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820 as follows:

The following disclosure requirements were removed from Topic 820:

The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; The policy for timing of transfers between levels;

The valuation processes for Level 3 fair value measurements; and for non-public entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period.

The following disclosure requirements were modified in Topic 820:

In lieu of a rollforward for Level 3 fair value measurements, a non-public entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities; for investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly; and the amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date.

The following disclosure requirements were added to Topic 820:

The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. In addition, the amendments eliminate at a minimum from the phrase “an entity shall disclose at a minimum” to promote the appropriate exercise of discretion by entities when considering fair value measurement disclosures and to clarify that materiality is an appropriate consideration of entities and their auditors when evaluating disclosure requirements.

Effective Date: The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date.

The Group expects to adopt all of the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In August 2018, The FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans.

Summary: ASU 2018-14 applies to all employers that sponsor defined benefit pension or other postretirement plans. The amendments modify the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans.

ASU 2018-14 deletes the following disclosure requirements:

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year; the amount and timing of plan assets expected to be returned to the employer; related party disclosures about the amount of future annual benefits covered by insurance and annuity contracts and significant transactions between the employer or related parties and the plan.

For public entities, the effects of a one-percentage-point change in assumed health care cost trend rates on the (a) aggregate of the service and interest cost components of net periodic benefit costs and (b) benefit obligation for postretirement health care benefits.

ASU 2018-14 adds/clarifies disclosure requirements related to the following:

The weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates; An explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period; The projected benefit obligation (PBO) and fair value of plan assets for plans with PBOs in excess of plan assets; The accumulated benefit obligation (ABO) and fair value of plan assets for plans with ABOs in excess of plan assets.

Effective Date: The amendments are effective for fiscal years ending after December 15, 2020 for public business entities. Early adoption is permitted.

The Group expects to adopt all of the aforementioned guidance when effective. Management does not expect the aforementioned guidance to have an impact on its consolidated financial statements, other than the required changes in disclosures.

Note 5. Concentration of credit risks

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash is held with large financial institutions. Management believes that the financial institutions that hold our investments are financially sound and accordingly, are subject to minimal credit risk. Deposits held with banks may exceed the amount of insurance provided on such deposits.

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue or trade accounts receivable balances were 10% or higher than the respective total consolidated net sales and trade accounts receivable balance for fiscal years 2018 and 2017:

	Revenue concentration		Receivables concentration
	(% of total net sales)		(% of total accounts receivable)
	Year to December 31, Year to December 31,		As at December 31,	As at December 31,
	2018	2017	2018	2017
IoT operating segment
Multinational electronics contract manufacturing company	8%	7%	12%	0%

Note 6. Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1, defined as observable inputs such as quoted prices in active markets;

•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at December 31, 2018		As at December 31, 2017		Fair
	Carrying		Carrying		value	Note
USD'000	amount	Fair value	amount	Fair value	level	ref.
Notes receivable - related parties	8	8	897	897	3	10
Equity securities, at fair value	857	857	592	592	1	14
Equity securities, at cost	7,000	7,000	—	—	3	19
Notes payable	6,797	6,797	84	84	3	22
Convertible note payable	23,940	23,940	18,592	18,592	3	24
Indebtedness to related parties, noncurrent	—	—	985	985	3	40
Redeemable preferred stock	—	—	4,880	4,880	3	28

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

–	Notes receivable, related parties – carrying amount approximated fair value due to their short-term nature.

–	Equity securities, at fair value - fair value remeasured as at reporting period.

–	Equity securities, at cost - no readily determinable fair value, measured at cost minus impairment

–	Notes payable – carrying amount approximated fair value.

–	Convertible note payable - carrying amount approximated fair value.

–	Indebtedness to related parties, noncurrent – carrying amount approximated fair value.

–	Redeemable preferred stock - fair value remeasured as at reporting period.

Derivative liabilities

In 2017, the Group held one derivative instrument which was measured at estimated fair value on a recurring basis and linked to the acquisition on September 20, 2016 of WISeKey Semiconductors SAS, net assets used in the semiconductors operations but previously held at Inside Secure SA level and WISeKey Singapore Pte. As partial consideration for the acquisition of this single reporting unit, WISeKey issued a convertible note for a principal amount of CHF 11,000,000 (USD 10,794,795 at exchange rate on December 3, 2016).

The convertible note had a maturity date of June 18, 2017, that was extended to July 20, 2017, by an amendment signed on June 20, 2017, with early conversion permitted from December 14, 2016. It contained a cash redemption right for the borrower (WISeKey) and a limited cash redemption right for the lender (Inside Secure SA). Conversion could be made in full or in partial increments for at least 20% of the principal amount. The Group expected the full principal amount to be settled in WISeKey Class B shares. The exercise price was set as the lower of

–	a fixed conversion price set at CHF 7.444

–	a floating conversion price calculated as 90% of the volume-weighted average price during the 15 trading days prior to conversion.

In line with ASU 2014-16, the convertible note was assessed as a hybrid instrument, being a debt instrument with an equity-linked component (the conversion option). Per ASC 815-10, the embedded conversion option met the definition of a derivative and was accounted for separately.

The hosting debt instrument was recorded using the residual method.

The derivative component (the conversion option) was fair valued using a binomial lattice model, building in quoted market prices of WIHN class B shares, and inputs such as time value of money, volatility, and risk-free interest rates.

As at December 31, 2016, the full principal amount was still outstanding and no conversion rights had been exercised. In 2017, the lender issued three exercise notices:

–	the first on January 11, 2017 for the conversion of CHF 2,200,000. A total of 530,772 WHIN class B shares were delivered on January 16, 2017 as a result of the conversion;

–	the second notice on February 28, 2017 for the conversion of CHF 2,200,000. A total of 585,230 WHIN class B shares were delivered on March 08, 2017 as a result of the conversion; and

–	the third notice on July 20, 2017 for the conversion of CHF 6,600,000. A total of 1,560,984 WHIN class B shares were delivered on July 31, 2017 as a result of the conversion.

For the year 2017, WISeKey recorded to the income statement, a net loss on derivative of CHF 95,970 (USD 97,502), a net loss on extinguishment of CHF 546,780 (USD 555,507), and a net debt discount amortization expense of CHF 1,366,039 (USD 1,387,842).

In the year to December 31, 2018, no new derivative liability arose.

Derivative liabilities	USD'000
Balance as at December 31, 2016	1,193
Loss on derivative recognized as a separate line in the statement of loss	98
Derivative extinguishment	(1,332)
Foreign exchange loss	41
Balance as at December 31, 2017	—
Movements on derivative instruments	—
Balance as at December 31, 2018	—

Note 7. Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 8. Restricted cash

On August 10, 2018, WISeKey started using the services of a market maker. As part of the contract, WISeKey funded a liquidity account with CHF 1,000,000 on August 24, 2018. As at December 31, 2018, the liquidity account had a balance of CHF 607,502, i.e. USD 617,796 at the reporting exchange rate. The carrying amounts approximate fair value due to the short maturities of these instruments.

Note 9. Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

	As at December 31,	As at December 31,
USD'000	2018	2017
Trade accounts receivable	7,607	3,892
Allowance for doubtful accounts	(4)	(18)
Accounts receivable from other related parties	1	1
Accounts receivable from underwriters, promoters, and employees	—	2
Other accounts receivable	16	77
Total accounts receivable net of allowance for doubtful accounts	7,620	3,954

Note 10. Notes receivable, related parties

The breakdown of the notes receivable balance is detailed below:

	As at December 31,	As at December 31,
USD'000	2018	2017
Short-term loan to Board Members	8	542
Short-term loan to other related parties	—	355
Total notes receivable net of allowance for doubtful notes of nil and nil	8	897

As at December 31, 2018, the short-term loan to Board Members consisted of a CHF 7,713.14 (USD 7,844) receivable from Carlos Moreira made up of short-term cash advances for his travel expenses. This short-term receivable will be cleared when expense claims are processed.

The short-term loans to Board Members outstanding as at December 31, 2017 were both repaid in the year 2018: See note 40 for detail.

The short-term loan to other related parties outstanding as at December 31, 2017 consisted of a loan for an amount of CHF 345,570 (USD 354,530) granted by WISeKey on May 12, 2016 to a former US investor. The note bore no interest. In the year 2018, the loan was provided for in the income statement resulting in an expense of CHF 345,570 (USD 353,475 at average rate), although WISeKey will continue its efforts to recover the full amount.

Note 11. Inventories

Inventories consisted of the following:

	As at December 31,	As at December 31,
USD'000	2018	2017
Raw materials	1,342	1,104
Work in progress	2,844	2,359
Total inventories	4,186	3,463

Note 12. Discontinued operations

On December 21, 2018 the Group signed a sale and purchase agreement (the “SPA”) to sell WISeKey (Bermuda) Holding Ltd and the QuoVadis Group to Digicert Inc, excluding the ISTANA product line. The sale is expected to be completed in the first quarter of 2019. The group subsidiaries making up the QuoVadis Group in scope for the sale are WISeKey (Bermuda) Holding Ltd, QuoVadis Trustlink Schweiz AG, WISeKey (UK) Ltd, QuoVadis Trustlink BVBA, QuoVadis Trustlink BV, QV BE BV, QuoVadis Trustlink GmbH, QuoVadis Services Ltd, and QuoVadis Ltd.

The completion of the sale is conditional on: (i) the release of liens on QuoVadis companies held by ExWorks; (ii) consent from Edmund Gibbons Ltd, the joint venture partner holding 49% of QuoVadis Services Ltd; (iii) consent from the Bermuda Monetary Authority; and (iv) consent from the Regulatory Authority in Bermuda (the “RAB”) (the “RAB Consent”) to the change in ultimate beneficial ownership of QuoVadis Services Ltd, being the entity holding the Communications Operating Licence in Bermuda. The SPA states that should the RAB Consent not have been obtained when the other completion conditions are satisfied, WISeKey or Digicert Inc may require to complete the transaction except for QuoVadis Services Ltd, in which case the transfer of ownership of all QuoVadis entities to Digicert Inc would occur except for the shares held by WISeKey (Bermuda) Holding Ltd in QuoVadis Services Ltd which would be transferred to WISeKey International Holding AG until the RAB Consent is obtained.

The purchase price set in the SPA is USD 45,000,000 to be split USD 40,500,000 at completion of the sale and USD 4,500,000 to be paid into an escrow account used for the settlement of any post-completion claims and released in an amount up to USD 2,500,000 on the first anniversary of the completion and the remaining amount on the second anniversary of completion. The net purchase price to be paid to WISeKey will take into account the following adjustments: (a) all accounts payable items and other liability items due for payment on or before December 31, 2018 shall have been paid in full; (b) the QuoVadis Group companies shall be free of indebtedness including any loan with WISeKey; and (c) the equivalent of USD 4,000,000 in cash in aggregate is retained in the bank accounts of the QuoVadis companies.

ISTANA-related contracts and rights were transferred to WISeKey SA prior to December 31, 2018.

We assessed the SPA under ASC 205 and concluded that, although the sale had not been completed as at December 31, 2018, the operation met the requirement to be classified as held for sale and as such qualifies as a discontinued operation. In line with ASC 205-20-45-3A and ASC 205-20-45-10 respectively, we reported the results of the discontinued operations as a separate component of income, and classified their assets and liabilities separately as held for sale in the balance sheet for all periods presented.

No gain or loss on classification as held for sale was recorded in 2018.

The table below shows the reconciliation of the carrying amounts of major classes of assets and liabilities of the discontinued operations to the total assets and liabilities classified as held for sale and presented separately in the balance sheet:

	As at December 31,	As at December 31,
USD'000	2018	2017
ASSETS
Current assets
Cash and cash equivalents	1,390	2,631
Trade accounts receivable	3,420	3,969
Allowance for doubtful accounts	(777)	(519)
Other accounts receivable	38	—
Prepaid expenses	1,013	696
Other current assets	3,832	—
Total current assets held for sale	8,916	6,777

Noncurrent assets
Deferred income tax assets	2,190	1,870
Property, plant and equipment net of accumulated depreciation	1,384	970
Intangible assets, net of accumulated amortization	11,919	13,506
Goodwill	8,186	8,186
Other noncurrent assets	65	—
Total noncurrent assets held for sale	23,744	24,532
TOTAL ASSETS HELD FOR SALE	32,660	31,309

LIABILITIES
Current Liabilities
Trade creditors	2,086	1,859
Other accounts payable	526	1,641
Notes payable	—	96
Deferred revenue, current	7,537	4,315
Current portion of obligations under capital leases	22	—
Income tax payable	586	126
Other current liabilities	3,328	726
Total current liabilities held for sale	14,085	8,763

Noncurrent liabilities
Deferred revenue, noncurrent	5,687	2,710
Indebtedness to related parties, noncurrent	868	857
Capital leases	39	—
Employee benefit plan obligation	640	629
Deferred income tax liability	1,356	1,471
Total noncurrent liabilities held for sale	8,590	5,667
TOTAL LIABILITIES HELD FOR SALE	22,675	14,430

The table below shows the reconciliation of the major classes of line items constituting income / (loss) on discontinued operations to the income / (loss) on discontinued operation reported in discontinued operations in the income statement:

	12 months ended	12 months ended
	December 31,	December 31,
USD'000	2018	2017
Net sales from discontinued operations	19,412	9,404
Cost of sales from discontinued operations	(6,196)	(4,516)
Gross profit	13,216	4,888

Other operating income	28	—
Research & development expenses	(2,801)	(2,047)
Selling & marketing expenses	(2,826)	(1,795)
General & administrative expenses	(10,509)	(6,544)

Non-operating income	62	7
Non-operating expenses	(2,676)	(2,772)
Gain / (loss) on debt extinguishment	—	(6,511)
Interest and amortization of debt discount	(1,056)	(958)
Total operating and non-operating expenses from discontinued operations	(19,778)	(20,620)

Income / (loss) from discontinued operations before income tax	(6,562)	(15,732)

Income tax (expense)/recovery from discontinued operations	205	1,108
Income / (loss) on discontinued operations	(6,357)	(14,624)

Less: Net income on discontinued operations attributable to noncontrolling interests	309	82
Net loss on discontinued operations attributable to WISeKey International
Holding AG	(6,666)	(14,706)

The depreciation charge for the years 2018 and 2017 from discontinued operations was respectively USD 581,757 and USD 481,467.

The amortization charge for the years 2018 and 2017 from discontinued operations was respectively USD 1,587,895 and USD 1,953,606.

WISeKey considered guidance on allocation of interest to discontinued operations per ASC 205-20-45-6 to 205-20-45-8. In the year 2017, the Group secured an acquisition line of credit agreement with ExWorks with an annual interest rate of 12% (see note 24 for detail). The purpose of this line of credit was the acquisition of the QuoVadis group which was completed on April 03, 2017. Although the debt and interest on debt will not be assumed by Digicert Inc nor is required to be repaid upon disposal, we have assessed that the amount of debt and related interest contracted for the acquisition of the QuoVadis Group is not directly attributable to or related to other operations of WISeKey, and elected to allocate those interests relating to the debt to acquire QuoVadis to discontinued operations. We reviewed the method of allocation based on net assets proposed under ASC 205-20-45-7 and considered that such allocation would not provide meaningful results because it would spread the interest onto other operations of the entity to which the interest is not directly attributable or related. Therefore WISeKey further elected to apply ASC 205-20-45-8 and to allocate interest to the discontinued operations based on the debt that can be identified as specifically attributed to the operations of QuoVadis.

The interest amounts allocated to and included in discontinued operations were respectively USD 3,602,553 and USD 9,903,009 for the years to December 31, 2018 and 2017.

In previous annual and interim reports, the results of the discontinued operations were included in the mPKI segment.

The table below shows the total operating and investing cash flows of the discontinued operation:

	12 months ended	12 months ended
	December 31,	December 31,
USD'000	2018	2017
Net cash provided by (used in) operating activities	(6,164)	(6,526)
Net cash provided by (used in) investing activities	1,245	(440)

Property, plant and equipment net of accumulated depreciation in discontinued operations include a capital lease with a total gross amount of USD 104,122 and USD nil total accumulated depreciation as at December 31, 2018 as the asset has not yet been put in use. The lease started on August 01, 2018 for a 3-year period until July 31, 2021.

The net minimum payments for this lease will be USD 26,424 per annum for the years 2019 and 2020, and USD 15,414 for 2021 when the final minimum payment is scheduled.

Note 13. Other current assets

Other current assets consisted of the following:

	As at December 31,	As at December 31,
USD'000	2018	2017
Value-Added Tax Receivable	858	300
Advanced payment to suppliers	53	322
Deposits, current	4	23
Other currrent assets	4	—
Total other current assets	919	645

Note 14. Equity securities, at fair value

On March 29, 2017, the Group announced that the respective boards of directors of WISeKey and OpenLimit Holding AG (DE: O5H) (“OpenLimit”) had decided that discussions in relation to a possible merger transaction between WISeKey and OpenLimit as previously announced on 25 July 2016 were not being further pursued. The interim financing provided by WISeKey to OpenLimit in a principal amount of EUR 750,000 was, in accordance with applicable terms of a convertible loan agreement, converted into OpenLimit Shares issued by OpenLimit out of its existing authorized share capital. The conversion price was set at 95% of the volume weighted average price (“VWAP”) of the OpenLimit shares traded on the Frankfurt stock exchange as reported by the Frankfurt stock exchange for the ten trading days immediately preceding and including March 29, 2017. WISeKey received 2,200,000 newly issued fully fungible listed OpenLimit Shares representing – post issuance of these new shares – an 8.4% stake in OpenLimit on an issued share basis. The effective conversion ratio was EUR 0.3409 per share. The equity securities were fair valued at market price on the date of the transaction to USD 846,561 In line with ASC 320-10-35-1b on available-for-sale securities, the Company fair valued the OpenLimit securities as at December 31, 2017, using the closing market price of EUR 0.2650 on the Frankfurt stock exchange, hence a balance of USD 592,305. The decrease in fair value from the date of the transaction amounting to USD 374,817 was recorded in other comprehensive income as an unrealized holding loss. Upon adoption of ASU 2016-01 as of January 01, 2018 the amount previously reported in accumulated comprehensive income/(loss) that existed as of the date of adoption was reclassified to accumulated deficit.

As at December 31, 2018, the fair value was recalculated using the closing market price on the XETRA of EUR 0.3400 and amounted to USD 856,870.The difference of USD 264,565 was accounted for in the income statement as a non-operational income in the year to December 31, 2018.

Note 15. Deferred tax credits

Deferred tax credits consisted of the following:

	As at December 31,	As at December 31,
USD'000	2018	2017
Deferred research & development tax credits	2,505	2,784
Deferred other tax credits	36	72
Total deferred tax credits	2,541	2,856

WISeKey Semiconductors SAS is eligible for Research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As of December 31, 2018 and 2017, WISeKey Semiconductors SAS had a receivable balance of respectively USD 2,505,264 and USD 2,784,255 of tax credit. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first and is therefore shown under noncurrent deferred tax assets in line with ASU 2015-17.

Note 16. Property, plant and equipment

Property, plant and equipment, net consisted of the following.

	As at December 31,	As at December 31,
USD'000	2018	2017
Machinery & equipment	3,815	3,666
Office equipment and furniture	2,469	2,454
Computer equipment and licences	1,056	1,016
Total property, plant and equipment gross	7,340	7,136

Accumulated depreciation for:
Machinery & equipment	(1,828)	(1,070)
Office equipment and furniture	(2,169)	(2,126)
Computer equipment and licences	(973)	(944)
Total accumulated depreciation	(4,970)	(4,140)
Total property, plant and equipment from continuing operations, net	2,370	2,996
Depreciation charge for the year from continuing operations	855	894

The useful economic life of property plant and equipment is as follow:

•	Office equipment and furniture:	2 to 5 years

•	Production masks	5 years

•	Production tools	3 years

•	Licenses	3 years

•	Software	1 year

Note 17. Intangible assets

Intangible assets and future amortization expenses consisted of the following:

	As at December 31,	As at December 31,
USD'000	2018	2017
Trademarks	128	129
Patents	2,281	2,281
License agreements	10,615	10,694
Other intangibles	6,070	6,115
Total intangible assets gross	19,094	19,219

Accumulated amortization for:
Trademarks	(126)	(125)
Patents	(1,175)	(749)
License agreements	(10,591)	(10,640)
Other intangibles	(6,070)	(6,114)
Total Accumulated amortization	(17,962)	(17,628)
Total intangible assets, net	1,132	1,591
Amortization charge for the year from continuing operations	460	1,691

The fully amortized Other intangibles balance includes a balance of USD 923,421 of firm customer orders backlog acquired with WISeKey Semiconductors SAS from Inside Secure SA in fiscal year 2016. The orders making up this balance were clearly itemized, they were firm, non-refundable, noncancellable orders. The balance was amortized as and when the products were delivered, customers were invoiced and the revenue was recognized in the income statement. An amortization charge of USD 1,711 and USD 303,339 was recorded respectively for the years to December 31, 2018 and 2017, and accumulated amortization amounted to, respectively, USD 923,421 and USD 921,710 as at December 31, 2018 and 2017, hence a carrying amount of respectively USD nil and USD 1,711.

The useful economic life of intangible assets is as follow:

•	Trademarks:	5 to 10 years

•	Patents	5 to 10 years

•	License agreements:	3 to 5 years

•	Other intangibles:

o	Backlog of firm customer orders	as and when corresponding revenue is recognized

o	Other	5 to 10 years

Future amortization charges are detailed below:

Future estimated aggegate amortization expense
from continuing operations	USD'000
2019	532
2020	600
Total intangible assets, net	1,132

Note 18. Goodwill

We test goodwill for impairment annually on October 1st, or as and when indicators of impairment arise. As at October 1, 2018, the fair value of the net assets of the reporting unit concerned by goodwill was superior to the carrying value of the net assets and goodwill allocated. After October 1, 2018, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recorded in 2018.

Impairment reviews have been conducted for 2 items of goodwill allocated to 2 reporting units (RUs), one in the continuing operations as disclosed above and below relating to the acquisition of WISeKey Semiconductors SAS in 2016), and one in discontinued operations relating to the acquisition of the QuoVadis Group in 2017. For each RU, the fair value is higher than its carrying value.

For the goodwill allocated to the RU in the continuing operations, fair value has been determined based on the income approach. Cash flows have been projected over 5 years from the date of the assessment and have been discounted at the pre-tax weighted average cost of capital of the RU.

For the goodwill allocated to the RU in the discontinued operations, fair value has been determined based on the price stated in the SPA signed on December 21, 2018.

USD'000	IoT Segment	mPKI Segment	Total
Goodwill balance as at December 31, 2016	8,317	—	8,317
Goodwill acquired during the year	—	—	—
Impairment losses	—	—	—
As at December 31, 2017
Goodwill	8,317	—	8,317
Accumulated impairment losses	—	—	—
Goodwill balance as at December 31, 2017	8,317	—	8,317
Goodwill acquired during the year	—	—	—
Impairment losses	—	—	—
As at December 31, 2018
Goodwill	8,317	—	8,317
Accumulated impairment losses	—	—	—
Goodwill balance as at December 31, 2018	8,317	—	8,317

The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations. Other than management’s projections of future cash flows, the primary assumptions used in the impairment tests were the weighted-average cost of capital and long-term growth rates. Although the Group’s cash flow forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future cash flows attributable to a reporting unit.

Note 19. Equity securities, at cost

On September 27, 2018 WISeKey purchased a warrant agreement in Tarmin from ExWorks as part of the eleventh amendment of the ExWorks Credit Agreement (see note 24). As a result, WISeKey entered into a warrant agreement with Tarmin Inc (“Tarmin”) (the “Tarmin Warrant”), a private Delaware company, leader in data & software defined infrastructure to acquire 22% of common stock deemed outstanding at the time of exercise. The warrant may be exercised in parts or in full, at an exercise price of USD 0.01 per share at nominal value USD 0.0001. The purchase price of the Tarmin Warrant was USD 7,000,000, of which USD 3,000,000 was paid in cash on October 05, 2018, and the remaining USD 4,000,000 corresponds to a promissory term note from WISeKey to ExWorks payable on March 31, 2019. The promissory note bears no interest.

The Tarmin Warrant was assessed as an equity investment without a readily determinable fair value and we elected the measurement at cost less impairment, adjusted for observable price changes for identical or similar investments of the same issuer as permitted by ASU 2016-01. As such, the Tarmin Warrant was initially recognized on the balance sheet at USD 7,000,000.

As at December 31, 2018, we performed a qualitative assessment to consider potential impairment indicators and did not identify impairment indicators. Therefore, no impairment loss was recorded in 2018. We also made reasonable efforts to identify any observable transactions of identical or similar investments of Tarmin, but did not identify any transaction requiring an adjustment to the carrying value of the Tarmin Warrant as at December 31, 2018. Therefore the carrying value of the Tarmin Warrant as at December 31, 2018 was USD 7,000,000.

Note 20. Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 21. Accounts payable

The current accounts payable consisted of the following:

	As at December 31,	As at December 31,
USD'000	2018	2017
Trade creditors	6,995	7,017
Factors or other financial institutions for borrowings	934	979
Accounts payable to Board Members	239	232
Accounts payable to other related parties	292	—
Accounts payable to employees	2,185	2,101
Other accounts payable	2,272	1,826
Total accounts payable	12,917	12,155

Accounts payable to Board Members are made up of accrued board fees and a payable balance of CHF 13,386 (USD 13,613) to Dourgam Kummer relating to the additional services to the Group (see note 40 for detail).

Accounts payable to other related parties is made up of a USD 200,000 payable balance to the Tapscott Group and CHF 90,468 (USD 92,001) payable to OISTE (see note 40 for detail).

Accounts payable to employees consist primarily of holiday, bonus and 13th month accruals across WISeKey.

Other accounts payable are mostly amounts due or accrued for professional services (e.g. legal, accountancy, and audit services) and accruals of social charges in relation to the accrued liability to employees.

Note 22. Notes payable

Notes payable consisted of the following:

	As at December 31,	As at December 31,
USD'000	2018	2017
Short-term loan	6,718	—
Short-term loan from shareholders	79	84
Total notes payable	6,797	84

As at December 31, 2018, the Short-term loan balance was made up of:

–	a USD 4 million promissory note to ExWorks to finalize the acquisition of a warrant agreement with Tarmin to acquire 22% of common stock (see note 19 for detail)

–	a short-term loan with YA II PN, Ltd. with an outstanding balance of USD 2,774,780 as at December 31, 2018 (see note 24 for detail)

The balance of short-term loan from shareholders is made up of loans from the noncontrolling shareholders of WISeKey SAARC for a total amount of USD 79,122 at closing rate (USD 83,727 as at December 31, 2017). These loans do not bear interests.

The weighted–average interest rate on current notes payable outstanding at the reporting date, excluding loans from shareholders at 0%, was respectively 1.62% per annum and nil as at December 31, 2018 and 2017.

Note 23. Other current liabilities

Other current liabilities consisted of the following:

	As at December 31,	As at December 31,
USD'000	2018	2017
Value-Added Tax Payable	422	62
Other tax payable	91	122
Customer contract liability, current	142	1,088
Onerous contracts, current	—	753
Other current liabilities	321	263
Total other current liabilities	976	2,288

The onerous supply contract provision that was outstanding as at December 31, 2017 related to an outsourcing of operations made by the previous owner of WISeKey Semiconductors SAS, Inside Secure SA, in an agreement dated June 04, 2015. As part of this agreement, circa 40 employees were transferred from the previous owner to the outsource manufacturer. At that time a charge of EUR 4.1 million was made corresponding to the present value of the most probable estimation of the amount payable to the outsource provider during the first 3 years of the agreement to June 04, 2018, compared to the fair value of the services expected during this period. The fair value was determined in relation to the market price for these types of services and was based on the information available at the date of transfer.

As at December 31, 2017 the outstanding liability was USD 752,974 classified as current. In 2018, the full remaining provision was utilized until the termination of the onerous contract on June 04, 2018. Subsequently, a new contract at arm’s length was entered into with the provider.

Note 24. Loans and line of credit

Share Subscription Facility with GEM LLC

On January 19, 2016 the Group closed a Share Subscription Facility (“the GEM Facility”) with GEM LLC, (Global Equity Markets, “GEM), which is a CHF 60 million facility over 5 years and allows the Group to draw down funds at its option in exchange for WIHN class B shares. The mechanics of the deal allow for a drawdown essentially 18 times in a year, the amount being in a range related to the trading volume and price of the WIHN class B share trading on the Swiss SIX Stock Exchange. The drawdown amount is based on 90% of the average closing price of the last 15 trading days multiplied by 1,000% of the average volume of the last 15 trading days. GEM can then elect to purchase between 50% and 200% of this figure.

The instrument was assessed under ASC 815 as an equity instrument. The drawdowns were reflected as increases in Common Share Capital with an increase in the value of common stock issued and the difference between the nominal value of the shares and the funds received being recorded against Additional Paid-In Capital (“APIC”).

In 2017, WISeKey made three drawdowns for a total of CHF 3,905,355 in exchange for a total of 825,000 WIHN class B shares issued out of authorized share capital.

There were no drawdowns made in 2018.

Therefore, as at December 31, 2018 the outstanding facility available is CHF 56,094,645.

Acquisition line of credit agreement with ExWorks Capital Fund I, L.P

On January 16, 2017 the Group signed an acquisition line of credit agreement with ExWorks Capital Fund I, L.P. (“ExWorks”) (the “ExWorks Line of Credit”) headquartered in the USA, is an international, import and export finance company that offers financing solutions to businesses utilizing its own capital as well as by leveraging its Delegated Authority granted by both the SBA and ExIm Bank. A first amendment was subsequently signed on February 06, 2017, a second amendment on March 31, 2017, a third amendment on July 21, 2017, a fourth amendment on August 10, 2017, a fifth amendment on September 19, 2017, a sixth amendment on February 5, 2018, a seventh amendment on March 30, 2018, an eighth amendment on June 20, 2018, a ninth amendment on July 24, 2018, a tenth amendment on August 17, 2018, and an eleventh amendment on September 27, 2018.

As of December 31, 2018, under the ExWorks Line of Credit as amended, the Group may borrow up to USD 22,646,437, including a loan of up to USD 4,000,000 to support the launch of WISeKey’s WISeCoin setup. Borrowings under the ExWorks Line of Credit bear interest payable monthly at 1%. The maturity date of the arrangement is January 16, 2020 with an option to extend maturity to January 16, 2021 for a fee equal to 12% of the outstanding loan at the time WISeKey exercises the extension option. Under current terms, ExWorks can elect to have part of or all of the principal loan amount and interests paid either in cash or in WIHN class B shares at a conversion price of USD 4.74 per share.

Under the terms of the ExWorks Line of Credit, the Group is required to not enter into agreements that would result in restriction on liens, reserved restriction on indebtedness, mergers, consolidations, organizational changes except with an affiliate, contingent and third party liabilities, any substantial change in the nature of its business, restricted payments, insider transactions, certain debt payments, certain agreements, negative pledge or asset transfer other than sale of assets in the ordinary course of business. Furthermore, the Group is required to maintain its existence and pay all taxes and other liabilities, provide ExWorks with periodical accounting reports and the detail of any material litigation, comply with applicable laws, meet the financial covenants set in the line of credit agreement in terms of average cash on hand and minimum ending cash on hand. The Group has complied with the line of credit covenants in the 12 months to December 31, 2018.

As at December 31, 2018, borrowings under the ExWorks Line of Credit are secured by (i) the grant of options to ExWorks exercisable for up to 1,075,000 WIHN class B registered shares, par value CHF 0.05, at an exercise price of CHF 3.15; (ii) 100% of the shares in QuoVadis Trustlink Schweiz AG; (iii) any cash bank account of the Group held in Switzerland; (iv) 100% of the shares in WISeKey USA; (v) 100% of the shares in WISeKey Singapore; (vi) 100% of the shares held by the Group in WISeKey SAARC Ltd; and (vii) all shares owned by WISeKey (Bermuda) Holding Ltd in each of its subsidiaries.

The ExWorks Line of Credit can be up-sized / syndicated at the same terms for up to an additional USD 10,000,000 by way of adding co-lender(s) or selling a participation interest.

The line of credit was initially recognized as a revolving credit falling under ASC 480, and, in line with ASU 2015-15 the commitment fee and debt issuance costs totalling USD 3,165,880 were capitalized as deferred charges to be amortized over the duration of the contract. These deferred charges included the fair value of an option agreement signed by both parties on February 06, 2017, granting ExWorks the option to acquire up to 1,075,000 WIHN class B shares at an exercise price of CHF 3.15, exercisable in a maximum of four separate exercises, between June 28, 2017 and February 06, 2020. The option agreement exercisable for up to 1,075,000 WIHN class B shares was fair valued at grant for an amount of USD 2,173,395 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, February 06, 2017, of CHF 4.04. The option agreement was assessed as equity instrument. The credit entry from the recognition of the option agreement fair value was booked in APIC.

However, the fifth amendment on September 19, 2017 introduced an option to convert payments of the full or partial amounts of principal loan, interests and fees in WIHN class B shares. The introduction of the conversion option was assessed to be a substantial modification of terms for the existing contract and therefore, in line with ASC 470-50-40-6, was accounted for like an extinguishment. As a result, all fees and debt issuance costs, including the option agreement, previously capitalized were fully amortized into the income statement in 2017, the old debt was written off, and the new debt was accounted for at fair value. This gave rise to a USD 6,511,421 loss on extinguishment in 2017 made up of total amendment fees of USD 700,000, the unamortized portion of the commitment fee and debt issuance costs totalling USD 2,199,502 (of which USD 1,467,746 related to the option agreement), and the fair value of the conversion option introduced for USD 4,087,519 calculated using the Black-Scholes model and the market price of WIHN class B shares as at the date of the fifth amendment of CHF 4.10 (USD 4.26 at historical rate).

As at December 31, 2017, there were no unamortized debt discount/premium or debt issuance costs. We note that the conversion option was assessed as an equity instrument which did not require bifurcation from its debt host. The credit entry from the recognition of the conversion option fair value was booked in APIC.

The sixth amendment signed on February 05, 2018 extended maturity of the loans to January 16, 2020 (instead of January 15, 2019), reduced the monthly interest rate to 1% (instead of 1.5%), and introduced a clause whereby cash repayments are restricted in time. The amendment fee was USD 1,890,000.

The seventh amendment signed on March 30, 2018, granted an extension of USD 4m to the maximum loan amount to be used for “Other Approved Business Purpose”. The amendment fee was USD 400,000. As at December 31, 2018 WISeKey has drawn USD 3,995,575 from this extended facility to fund the creation of WISeCoin AG.

Both the sixth and seventh amendments were analysed as debt modification and accounted for under ASC 470-50-40-14. Total debt issue costs of USD 2,290,000 were recorded as debt discounts and amortized over the duration of the credit line.

The eighth, ninth and tenth amendments were assessed and did not give rise to any debt modification or debt extinguishment accounting.

With the eleventh amendment on September 27, 2018 ExWorks removed liens on some intellectual property of the Group in exchange for WISeKey purchasing from ExWorks a 22% warrant in Tarmin (see note 19) for a total purchase price of USD 7,000,000 made up of a USD 3,000,000 cash payment made on October 05, 2018 and a USD 4,000,000 promissory note payable on March 31, 2019. The amendment fee was USD 250,000. The Tarmin Warrant was assessed as an equity investment without a readily determinable fair value and we elected the measurement at cost less impairment, adjusted for observable price changes for identical or similar investments of the same issuer as permitted by ASU 2016-01. As such, the Tarmin Warrant was initially recognized on the balance sheet at USD 7,000,000.

In line with ASC 470-50, we compared the present value of the new debt per the eleventh amendment to the present value of the old debt under the tenth amendment and concluded that the difference was below the 10% threshold. The eleventh amendment was analysed as a debt modification and accounted for under ASC 470-50-40-14. Total debt issue costs of USD 2,540,000 were recorded as debt discounts and amortized over the duration of the credit line.

In 2018, WISeKey recorded a total debt amortization charge of USD 1,164,626 and an unamortized debt discount of USD 1,375,374 remained as at December 31, 2018.

As at December 31, 2018, outstanding borrowings were USD 22,642,012. The amount available for additional borrowings under this arrangement as at December 31, 2018 was USD 4,424.

Standby Equity Distribution Agreement with YA II PN, Ltd.

On February 08, 2018 WISeKey entered into a Standby Equity Distribution Agreement with a fund managed by Yorkville Advisors Global, LLC. Under the terms of the SEDA as amended, Yorkville has committed to provide WISeKey, upon a drawdown request by WISeKey, up to CHF 50,000,000 in equity financing over a three-year period ending March 01, 2021. Provided that a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 by drawdown, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The purchase price will be 93% of the relevant market price at the time of the drawdown, determined by reference to a five-day trading period following the draw down request by WISeKey.

The instrument was assessed under ASC 815 as an equity instrument. WISeKey paid a one-time commitment fee of CHF 500,000 (USD 524,231 at historical rate) on April 24, 2018 in 100,000 WIHN Class B Shares. In line with ASU 2015-15 the commitment fee was capitalized as deferred charges to be amortized over the duration of the contract as a reduction of equity.

On July 10, 2018 WISeKey made one drawdown for CHF 999,996 (USD 1,007,579 at historical rate) in exchange for 258,397 WIHN class B shares issued out of authorized share capital.

On November 19, 2018 WISeKey made one drawdown for CHF 249,997 (USD 249,975 at historical rate) in exchange for 88,432 WIHN class B shares issued out of treasury share capital.

On December 03, 2018 WISeKey made one drawdown for CHF 249,999 (USD 249,399 at historical rate) in exchange for 88,413 WIHN class B shares issued out of treasury share capital.

On December 17, 2018 WISeKey made one drawdown for CHF 250,000 (USD 248,425 at historical rate) in exchange for 104,297 WIHN class B shares issued out of treasury share capital.

The amortization charge for the capitalized fee recognized in APIC amounted to USD 126,278 for the year to December 31, 2018 and the remaining deferred charge balance was USD 397,953 made up of USD 183,631 current and USD 214,322 noncurrent.

As at December 31, 2018 the outstanding equity financing available was CHF 48,250,008.

Facility Agreement with YA II PN, Ltd.

On September 28, 2018 WISeKey entered into a Facility Agreement with Yorkville to borrow USD 3,500,000 repayable by May 01, 2019 in monthly cash instalments starting in November 2018. The loans bears an interest rate of 4% per annum payable monthly in arrears. A fee of USD 140,000 and debt issuance costs of USD 20,000 paid at inception.

The debt instrument was assessed as a term debt. A discount of USD 160,000 was recorded at inception and will be amortized using the effective interest method over the life of the debt.

The discount amortization expense recorded for the period to December 31, 2018 was USD 102,993.

In the period to December 31, 2018, WISeKey repaid USD 725,220 of the principal loan amount in cash.

The remaining loan balance at December 31, 2018 was USD 2,717,773 including unamortized debt discount of USD 57,007.

Convertible Loan with Crede CG III, Ltd

On September 28, 2018 the Group closed a Convertible Loan Agreement with Crede CG III, Ltd for an amount of USD 3,000,000. The funds were made available on October 31, 2018. The loan bears a 10% p.a. interest rate, payable in arrears on a quarterly basis starting December 31, 2018, and is repayable in WIHN class B Shares any time between November 30, 2018 and the maturity date of September 28, 2020, at Crede’s election. Accrued interests are payable, at WISeKey’s sole election, either in cash or in WIHN class B Shares. The conversion price applicable to the prepayment of the principal amount or accrued interest is calculated as 93% of the average of the 2 lowest daily volume-weighted average prices quoted on the SIX Stock Exchange during the 10 Trading Days immediately preceding the relevant conversion date or interest payment date respectively, disregarding any day on which Crede (or its Affiliates or related party) has effected any trade, converted into USD at the exchange rate reported by Bloomberg at 9 a.m. Swiss time on the relevant conversion date or interest payment date. As at December 31, 2018 the full amount of USD 3 million remained outstanding and accrued interest of USD 50,833 were recognized in the income statement.

Due to Crede’s option to convert the loan in part or in full at any time before maturity, the Crede Convertible Loan was assessed as a share-settled debt instrument with an embedded put option. Because the value that Crede will receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Crede Convertible Loan was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

On the date of the agreement, WISeKey signed an option agreement granting Crede the option to acquire up to 408,247 WIHN class B shares at an exercise price of CHF 3.84, exercisable between October 31, 2018 and October 29, 2021. Per the option agreement’s term, the date of grant under US GAAP is October 29, 2018 upon issuance of a Tax Ruling from the Swiss Federal Tax Administration and the Zug tax authority. In line with ASC 470-20-25-2, the proceeds from the convertible debt with a detachable warrant was allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. The option agreement was assessed as an equity instrument and was fair valued at grant for an amount of USD 408,056 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, October 29, 2018, of CH 3.06. The fair value of the debt was calculated using the discounted cash flow method as USD 2,920,556. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of USD 367,771, and the credit entry was booked in APIC.

As at December 31, 2018, the full principal amount was still outstanding and no conversion rights had been exercised.

For the year 2018, the Group recorded in the income statement a net debt discount amortization expense of USD 41,285.

Note 25. Employee benefit plans

Defined benefit post-retirement plan

The group maintains three pension plans:

–	one maintained by WISeKey SA covering its employees in Switzerland,

–	one maintained by WISeKey Semiconductors SAS covering its French employees, and

–	one maintained by WISeKey India Private Ltd covering its Indian employees.

All plans are considered defined benefit plans and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services rateably over this period, and therefore, the income statement effects of pensions should follow a similar pattern. ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

The Group records net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair value of plan assets is determined based on prevailing market prices.

The defined benefit pension plan maintained by WISeKey Semiconductors SAS and WISeKey India private Ltd, and their obligations to employees in terms of retirement benefits, are limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plans are not funded.

The pension liability calculated as at December 31, 2018 is based on annual personnel costs and assumptions as of December 31, 2018.

Personnel Costs	As at December 31,
USD'000	2018	2017
Wages and Salaries	9,738	8,698
Social security contributions	2,974	2,647
Net service costs	372	361
Other components of defined benefit plans, net	140	143
Total	13,224	11,849

			As at December 31,
Assumptions	2018	2018	2018	2017	2017	2017
	France	Switzerland	India	France	Switzerland	India
Discount rate	1.50%	0.80% - 0.90%	7.72%	1.31%	0.60% - 0.70%	6.90%
Expected rate of return on plan assets	n/a	1.50% - 2%	n/a	n/a	1.50% - 2%	n/a
Salary increases	3%	0.5% - 1.50%	9%	3%	0.5% - 1.50%	3%

For WISeKey SA’s funded plan, the expected long term rate of return on assets is based on the pension fund policy which is based on approximately +0.5% in addition to the minimum interest by law in Switzerland (“Min LPP”). In 2019, Min LPP is 1.0% hence an assumption of 1.5%.

As at December 31, 2018 the Group’s accumulated benefit obligation amounted to USD 12,195,361.

Reconciliation to Balance Sheet start of year
USD'000
Fiscal year	2018	2017

Fair value of plan assets	(7,789)	(5,969)
Projected benefit obligation	12,374	9,779
Surplus/deficit	4,585	3,810

Opening balance sheet asset/provision (funded status)	4,585	3,810

Reconciliation of benefit obligation during the year
Projected benefit obligation at start of year	12,374	9,779
Net Service cost	372	361
Interest expense	86	71
Plan participant contributions	180	158
Net benefits paid to participants	(88)	737
Actuarial losses/(gains)	(37)	744
Acquistions	0	0
Currency translation adjustment	(148)	523
Projected benefit obligation at end of year	12,740	12,374

Reconciliation of plan assets during year
Fair value of plan assets at start of year	(7,789)	(5,969)
Employer contributions paid over the year	(293)	(250)
Plan participant contributions	(180)	(158)
Net benefits paid to participants	88	(737)
Interest income	(116)	(93)
Return in plan assets, excl. amounts included in net interest	(56)	(299)
Acquistions	0	0
Currency translation adjustment	71	(283)
Fair value of plan assets at end of year	(8,275)	(7,789)

Reconcilation to balance sheet end of year
Fair value of plan assets	(8,275)	(7,789)
Defined benefit obligation - funded plans	12,740	12,374
Surplus/deficit	4,465	4,585

Closing balance sheet asset/provision (funded status)	4,465	4,585

Amounts recognized in accumulated OCI
Net loss (gain)	1,964	2,187
Unrecognized transition (asset)/obligation	0	0
Prior service cost/(credit)	357	423
Surplus/deficit	2,321	2,609

Estimated amount to be amortized from accumulated OCI into NPBC over next fiscal year
Net loss (gain)	88	108
Unrecognized transition (asset)/obligation	0	0
Prior service cost/(credit)	62	62

Movement in Funded Status
USD'000
Fiscal year	2018	2017

Opening balance sheet liability (funded status)	4,585	3,810

Net Service cost	372	361
Interest cost/(credit)	86	71
Expected return on Assets	(116)	(93)
Amortization on Net (gain)/loss	108	103
Amortization on Prior service cost/(credit)	62	61
Currency translation adjustment	1	0
Total Net Periodic Benefit Cost/(credit)	512	504

Actuarial (gain)/loss on liabilities due to experience	272	743
Actuarial gain/loss on liab. from changes to fin. assump	(309)	1
Actuarial (gain)/loss on liab. from changes to demo. assump	1	0
Return in plan assets, excl. amounts included in net interest	(56)	(299)
Prior service cost/(credit)	0	0
Amortization on Net (gain)/loss	(108)	(103)
Amortization on Prior service cost/(credit)	(62)	(61)
Currency translation adjustment	(0)	(3)
Total gain/loss recognized via OCI	(262)	279

Employer contributions paid in the year	(293)	(250)
Total cashflow	(293)	(250)

Acquistions	0	0
Currency translation adjustment	(77)	242

Closing balance sheet liability (funded status)	4,465	4,585

Reconciliation of Net Gain / Loss
Amount at beginning of year	2,187	1,852
Amortization during the year	(109)	(103)
Asset (gain) / loss	(56)	(299)
Liability (gain) / loss	(37)	744
Acquistions	0	(24)
Currency translation adjustment	(21)	16
Amount at year-end	1,964	2,187

Reconciliation of prior service cost/(credit)
Amount at beginning of year	423	479
Amortization during the year	(62)	(61)
Effect of curtailment	0	0
Plan amendment	0	0
Currency translation adjustment	(4)	5
Amount at year-end	357	423

All of the assets are held under the collective contract by the plan’s re-insurer company and are invested in a mix of Swiss and International bond and equity securities. In line with ASC 820’s three-tier fair value hierarchy, pension assets belong to the fair value level 3 (see note 6).

Expected future benefit payments (in USD'000)	France	Switzerland	India
2019	—	1,048	—
2020	19	329	—
2021	—	330	—
2022	—	323	—
2023	—	348	—
2024-2027	180	3,358	—

The Group expects to make contributions of approximately USD314,000 in 2019.

Note 26. Other noncurrent liabilities

Other noncurrent liabilities consisted of the fully earned fees payable to ExWorks at maturity under the Credit line agreement (see Note 24).

Note 27. Commitments and contingencies

Lease commitments

We lease certain facilities and equipment under operating leases. As of December 31, 2018, future minimum annual operating lease payments were as follows:

Year		USD'000
	2019	599
	2020	559
	2021	540
	2022	240
Total future minimum operating lease payments		1,938

Guarantees

Our software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if our products infringe a third party’s intellectual property rights. Certain of our product sales agreements also include provisions indemnifying customers against liabilities in the event we breach confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements

Note 28. Redeemable preferred stock

On April 03, 2017 WISeKey acquired QV Holdings Ltd, a Bermuda based company, and its affiliates (together the “QuoVadis group”). As part of the consideration, a shareholders’ put and call option agreement over the 15% remaining noncontrolling interest (“NCI”) was signed by the Group and the 15% NCI shareholders.

Per the shareholders’ put and call option agreement over the 15% noncontrolling interest, WISeKey granted the noncontrolling interest shareholders an option (put option) pursuant to which the noncontrolling interest shareholders were entitled to sell all of their shares in QV Holdings Ltd to WISeKey, and the noncontrolling interest shareholders granted WISeKey an option (call option) pursuant to which WISeKey was entitled to buy all shares in QV Holdings Ltd held by the noncontrolling interest shareholders. Both options were exercisable at the earliest on May 01, 2018 and at the latest on May 31, 2018.

The purchase price to be paid by WISeKey to the noncontrolling interest shareholders was agreed as CHF 5m if the consolidated revenue of the QuoVadis group for financial year 2017 equalled USD 20m. If the consolidated revenue of the QuoVadis group for financial year 2017 was lower than USD 20m, the purchase price was to be reduced proportionally to the amount of the resulting deviation in revenue. If the consolidated revenue of the QuoVadis group for financial year 2017 exceeded USD 20m, the purchase price was to be increased proportionally to the amount of the resulting deviation in revenue, but in no event exceeding CHF 5.5m. The purchase price could be paid in cash or in fully paid WIHN class B shares using a conversion price calculated as the volume-weighted average price of WIHN class B shares as quoted on the SIX Swiss Exchange Ltd (“SIX”) in the 30 SIX trading days immediately following the public announcement of the 2017 consolidated annual report of WISeKey. For a purchase price of CHF 5m, the payment in shares was capped at a maximum of 860,000 WIHN class B shares.

In line with ASC 480, the put and call options on the 15% noncontrolling were assessed to be embedded features of the shares held by the noncontrolling interests in QV Holdings Ltd. They were deemed to be contingently redeemable instruments as a result. WISeKey elected to apply ASC 480-10-S99 under which such redeemable instruments should be presented outside of the permanent equity in what is generally called the mezzanine equity section. WISeKey therefore accounted for the part of the consideration as redeemable preferred shares in 2017 and the carrying amount was accreted back to the expected redemption amount of CHF 5M over the period to the redemption date on May 31, 2018.

At acquisition, the put and call option agreement was fair valued at USD 4,340,000 by discounting the expected purchase price of CHF 5M (USD 5,021,000) due by May 31, 2018 to the transaction date of April 03, 2017 using WISeKey International Holding AG’s weighted average cost of capital (WACC). The expected purchase price of CHF 5M was based on a revenue target of USD 20m for QuoVadis in financial year 2017. In the period from acquisition to December 31, 2017, a deemed dividend of USD 540,000 was accreted, hence a balance of redeemable preferred shares as at December 31, 2017 of USD 4,880,000. In the period from January 01, 2018 to May 31, 2018, a deemed dividend of USD 141,000 was accreted, hence a balance of redeemable preferred shares as at May 31, 2018 of USD 5,021,000.

In May 2018, the NCI shareholders exercised their put option. The consolidated revenue of the QuoVadis group for financial year 2017 was USD 20m, therefore the purchase price was set at CHF 5M (USD 5,021,000) as per above-mentioned terms of the shareholders’ agreement. The purchase price was paid on June 20, 2018 in the form of 860,000 newly issued WIHN class B shares out of authorized capital.

In line with ASC 810-10-45-23, upon redemption, any difference between the carrying amount of the redeemable preferred stock and the fair value of the consideration paid should be recognized directly in additional paid in capital and retained earnings. At redemption, the carrying amount of redeemable preferred stock was USD 5,021,000 and the fair value of the consideration was calculated as USD 3,919,775 at historical rate using the CHF 4.52 (USD 4.56 rounded) market price of the WIHN class B shares on May 24, 2018, which is the date when WISeKey management and the noncontrolling interest shareholders signed the final settlement agreement. Therefore a credit of USD 1,101,225 was recognized in APIC for the 12 months to December 31, 2018 for the acquisition of the remaining 15% NCI in the QuoVadis group.

As at December 31, 2018 the redeemable preferred shares were fully redeemed and there were no further obligation from WISeKey.

Note 29. Stockholders’ equity

WISeKey International Holding AG	As at December 31, 2018		As at December 31, 2017
Share Capital	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Par value per share (in CHF)	0.01	0.05	0.01	0.05
Share capital (in USD)	400,186	1,472,276	400,186	1,260,956

Per Articles of association and Swiss capital categories
Authorized Capital - Total number of authorized shares	—	8,881,829	—	11,803,428
Conditional Share Capital - Total number of conditional shares	—	11,894,379	—	10,926,250
Total number of fully paid-in shares	40,021,988	28,769,797	40,021,988	24,590,918

Per US GAAP
Total number of authorized shares	40,021,988	41,063,901	40,021,988	35,517,168
Total number of fully paid-in issued shares	40,021,988	28,769,797	40,021,988	24,590,918
Total number of fully paid-in outstanding shares	40,021,988	26,681,736	40,021,988	24,590,918
Par value per share (in CHF)	0.01	0.05	0.01	0.05
Share capital (in USD)	400,186	1,472,276	400,186	1,260,956
Total share capital (in USD)	1,872,462		1,661,142

Treasury Share Capital
Total number of fully paid-in shares held as treasury shares	—	2,088,061	—	—
Treasury share capital (in USD)	—	1,138,596	—	—
Total treasury share capital (in USD)	—	1,138,596	—	—

Note: unregistered conversion of conditional capital NOT deducted from total number of conditional shares, i.e. as if the issue had not taken place.

In the year to December 31, 2018, WISeKey purchased a total of 2,729,657 treasury shares at an average purchase price of USD 0.96 per share, and sold a total of 641,596 treasury shares at an average sale price of USD 2.92 per share. There were no purchases or sales of treasury shares in the year 2017.

Each Class A Share and each Class B Share carry one vote. Relative to the investment required to acquire a Class A Share, holders of Class A Shares benefit from a voting privilege, as one Class A Share grants its holder the same voting right as the higher par value Class B Shares. Pursuant to the Swiss Code of Obligations (the "CO"), the voting privilege of Class A Shares does not apply to the following matters to be resolved upon at the General Meeting:

— the election of the Group's auditor;

— the appointment of an expert to audit the Group's business management or parts thereof;

— any resolution regarding the instigation of a special investigation; and

— any resolution regarding the initiation of a liability action.

Both categories of Shares confer equal entitlement to dividends and liquidation rights relative to the nominal value of the Class A Shares and the Class B Shares, respectively.

Only holders of Shares (including nominees) that are recorded in the share register as of the record date communicated in the invitation to the General Meeting are entitled to vote at a General Meeting.

Any acquirer of Shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any General Meeting, but will still be entitled to dividends and other rights with financial value with respect to such Shares.

Each holder of Class A Shares has entered into an agreement (each such agreement a "Shareholder Agreement") with WISeKey, pursuant to which such holder of Class A Shares has given the undertaking vis-à-vis WISeKey not to (i) directly or indirectly offer, sell, transfer or grant any option or contract to purchase, purchase any option or contract to sell, grant instruction rights with respect to or otherwise dispose of, or (ii) solicit any offers to purchase, otherwise acquire or be entitled to, any of his/her/its Class A Shares or any right associated therewith (collectively a “Transfer”), except if such Transfer constitutes a “Permitted Transfer”, as defined hereafter. A Permitted Transfer is defined as a Transfer by a holder of Class A Share to his/her spouse or immediate family member (or a trust related to such immediate family member) or a third party for reasonable estate planning purposes, the transfer to an affiliate and any transfer following conversion of his/her/its Class A Shares into Class B Shares. Each holder of a Class A Share has the right to request that, at WISeKey's annual General Meeting, an item be included on the agenda according to which Class A Shares are, at the discretion of each holder of Class A Shares, converted into Class B Shares.

Note 30. Accumulated other comprehensive income

USD'000
Accumulated other comprehensive income as at December 31, 2016		(1,901)
Total net foreign currency translation adjustments	1,875
Total unrealized loss on securities	(375)
Total defined benefit pension adjustment	(249)
Total change in other comprehensive income/(loss), net		1,251
Accumulated other comprehensive income as at December 31, 2017		(650)
Total net foreign currency translation adjustments	131
Total defined benefit pension adjustment	287
Total unrealized loss on securities reclassified to accumulated deficit	375
Total adjustment from liquidation of group companies	(43)
Total change in other comprehensive income/(loss), net		750
Accumulated other comprehensive income as at December 31, 2018		100

Note 31. Revenue

Nature of goods and services

The following is a description of the principal activities – separated by reportable segment – from which the Group generates its revenue. For more detailed information about reportable segments, see note 37 - Segment Information and Geographic Data.

•	IoT Segment

The IoT segment of the Group principally generates revenue from the sale of semiconductors secure chips. Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations.

The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.

•	mPKI Segment

The mPKI Segment of the Group generates revenues from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately and more in bundled packages.

For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g. PCS), or the Residual approach, based on the elements which are available.

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Certificates	The Group recognizes revenue on a straight-line basis over the validity period of the certificate, which is usually one to three years. This period starts after the certificate has been issued by the Certificate Authority and may be used by the customer for authentication and signature, by checking the certificate validity against the Root of Trust which is maintained by the Group on its IT infrastructure. Customers pay certificates when certificates are issued and invoiced. The excess of payments over recognized revenue is shown as deferred revenue.

SaaS	The Group’s SaaS arrangement cover the provision of cloud-based certificate life-cycle-management solutions and signing and authentication solutions. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable. Customers usually pay ahead of quarterly or yearly service periods; the paid amounts which have not yet been recognized are shown as deferred revenue.
Software	The Group provides software for certificates life-cycle management and signing and authentication solutions. The Group recognizes license revenue when the software has been delivered and PCS revenue over the service period which is usually one-year renewable. Customers pay upon delivery of the software or over the PCS.
Implementation, integration and other services

The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelve non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section.

WISeKey also provides hosting and monitoring of infrastructure services which are distinct performance obligations and are paid and recognized over the service period.

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by reportable segment and by product or service type:

Disaggregation of revenue	Typical payment	At one point in time		Over time		Total
USD'000		2018	2017	2018	2017	2018	2017
IoT Segment
Payment at one point in time:
Secure chips	Upon delivery	29,404	30,435	—	—	29,404	30,435
Total IoT segment revenue		29,404	30,435	—	—	29,404	30,435

mPKI Segment
Certificates	Upon issuance	—	—	338	716	338	716
Licenses and integration	Upon delivery	4,538	808	—	—	4,538	808
SaaS, PCS and hosting	Quarterly or yearly	—	—	—	1,715	—	1,715
Total mPKI segment revenue		4,538	808	338	2,431	4,876	3,239
Total Revenue		33,942	31,243	338	2,431	34,280	33,674

For the years ended December 31, 2018 and 2017, the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	12 months ended December 31,
USD'000	2018	2017
IoT Segment
Europe	11,866	12,838
North America	15,165	12,714
Asia Pacific	2,257	3,649
Latin America	116	1,234
Total IoT segment revenue	29,404	30,435
Europe	4,768	3,133
North America	0	—
Asia Pacific	49	15
Latin America	58	91
Total mPKI segment revenue	4,876	3,239
Total Net sales	34,280	33,674

Contract assets and deferred revenue

Our contract assets and deferred revenue consist of:

	As at December 31,	As at December 31,
USD'000	2018	2017
Trade accounts receivables
Trade accounts receivable - IoT segment	4,871	3,690
Trade accounts receivable - mPKI segment	2,736	202
Total trade accounts receivables	7,607	3,892
Contract assets	—	—
Total contract assets	—	—
Deferred Revenue
Deferred Revenue - mPKI segment	100	306
Total Deferred Revenue	100	306
Revenue recognized in the year from amounts included in the deferred revenue of the mPKI segment at the beginning of the year	297	771

Increases or decreases in trade accounts receivable, contract assets and deferred revenue were primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of December 31, 2018, approximately USD 99,839 is expected to be recognized from remaining performance obligations for mPKI contracts. We expect to recognize revenue for these remaining performance obligations during the next three years approximately as follows:

Estimated mPKI revenue from remaining performance obligations
as at December 31, 2018		USD'000
	2019	91
	2020	9
Total remaining performance obligation		100

Note 32. Other operating income

Other operating income consisted of the following:

	12 months ended	12 months ended
	December 31,	December 31,
USD'000	2018	2017
Other operating income from related parties	—	88
Other operating income - other	289	1,438
Total other operating income	289	1,526

As at December 31, 2018 the Group recorded a USD 288,746 gain on the liquidation of its subsidiary WISeKey BRBV classified as other operating income.

In the year 2017, Other operating income from related parties was made up of the amounts invoiced by WISeKey to the OISTE Foundation for the use of its premises and equipment.

Other operating income – other was mainly made up of the release of an unused provision for USD 1,420,769, being USD 292,612 from other current liabilities and USD 1,128,157 from other noncurrent liabilities. The remaining balance of other operating income derived from unsolicited refunds.

Note 33. Stock-based compensation

Employee stock option plans

The Stock Option Plan (“ESOP 1”) was approved on December 31, 2007 by the stockholders of WISeKey SA, representing 2,632,500 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.

The Stock Option Plan (“ESOP 2”) was approved on December 31, 2011 by the stockholders of WISeKey SA, representing 16,698,300 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.

At March 22, 2016 as part of the reverse acquisition transaction, both ESOP plans in existence in WISeKey SA were transferred to WISeKey International Holding AG at the same terms, with the share exchange term of 5:1 into WIHN class B shares.

Grants

In the 12 months to December 31, 2017, the Group granted a total of 782,012 options exercisable on WISeKey International Holding AG’s class B shares. Each warrant is exercisable into one class B share.

The warrants granted consist of:

–	159,996 warrants with immediate vesting granted to external advisors, all of which had been exercised as of December 31, 2017;

–	23,016 warrants with immediate vesting granted to external advisors, all of which had been exercised as of December 31, 2017;

–	265,666 warrants with immediate vesting granted to external advisors, none of which had been exercised as of December 31, 2017.

–	166,667 warrants vesting on July 05, 2018

–	166,667 warrants vesting on July 05, 2019

The warrants granted were valued at grant date using the Black-Scholes model. Unexercised warrants to external advisers at December 31, 2017 were revalued to their fair value at December 31, 2017 using the same model.

In the 12 months to December 31, 2018, the Group granted a total of 851,131 options exercisable on WIHN class B shares. Each warrant is exercisable into one class B share.

The warrants granted consist of:

–	113,750 options with immediate vesting granted to employees, all of which had been exercised as of December 31, 2018;

–	100,000 options with immediate vesting granted to an external advisor, all of which had been exercised as of December 31, 2018;

–	214,000 options with immediate vesting granted to external advisors, none of which had been exercised as of December 31, 2018;

–	13,167 options granted to an employee, which vested on February 01, 2018 but were not exercised and were forfeited on September 30, 2019;

–	13,167 options granted to an employee, which vested on August 01, 2018 but were not exercised and were forfeited on September 30, 2019.

–	132,346 options vesting on December 31, 2018 granted to employees, none of which had been exercised as of December 31, 2018;

–	132,349 options vesting on December 31, 2019 granted to employees;

–	132,352 options vesting on December 31, 2020 granted to employees.

The warrants granted were valued at grant date using the Black-Scholes model. Unexercised warrants to external advisers at December 31, 2018 were revalued to their fair value at December 31, 2018 using the same model.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model. Expected volatility is based on historical volatility of WIHN class B shares.

In the fiscal year 2018, a total charge of USD 1,659,501 was recognized in the consolidated income statement in relation to options:

–	USD 1,501,222 for options granted to employees;

–	USD 158,279 for options granted to nonemployees applying the Black-Scholes model at grant, of which a credit for USD 695,531 correspond to options granted in 2017 some of which vested in 2018 and were revalued at vesting date using the same model, and the remaining part still not vested as of December 31, 2018 and revalued using the same model at year end. Total fair value was USD 310,273 compared to USD 1,005,804 at December 31, 2017, hence an accounting gain for the change in fair value of USD 695,531.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	December 31, 2018	December 31, 2017
Dividend yield	None	None
Risk-free interest rate used (average)	1.00%	1.00%
Expected market price volatility	46.11% - 58.22%	57.88%
Average remaining expected life of stock options (years)	3.10	3.37

The following table illustrates the development of the Group’s non-vested options for the years ended December 31, 2018 and 2017.

	Number of WIHN Class B	Weighted-average grant
Non-vested options	Shares under options	date fair value (USD)
Non-vested options as at December 31, 2016	—	—
Granted	782,012	2.33
Vested	(448,678)	2.73
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2017	333,334	1.78
Granted	851,131	3.67
Vested	(753,097)	3.22
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2018	431,368	2.99

As at December 31, 2018, there was a USD 767,696 unrecognized compensation expense related to non-vested stock option-based compensation arrangements. Non-vested stock options outstanding as at December 31, 2018 were accounted for as one of two ways:

–	options granted to external advisors in compensation for past services rendered to the Group were recognized in the income statement at fair value as at December 31, 2018 using the Black-Scholes model and the market price of WIHN class B shares of CHF 2.78 on December 31, 2018;

–	options granted to employees were accounted for using the graded-vesting method, as permitted under ASC 718-10-35-8, and we therefore recognized compensation costs calculated using the Black-Scholes model and the market price of WIHN class B shares at grant date, over the requisite service period. This leaves an unrecognized compensation expense of USD 767,696.

The following table summarizes the Group’s stock option activity for the years ended December 31, 2018 and 2017.

			Weighted average
	WIHN Class B	Weighted-average	remaining	Aggregate intrinsic
	Shares under	exercise price	contractual term	value
Options on WIHN Shares	options	(USD)	(in years)	(USD)
Outstanding at December 31, 2016	670,206	0.31	3.58	821,207
Of which vested	670,206	0.31	3.58	821,207
Of which non-vested	—	—	—	—
Granted	782,012	3.39	—	—
Exercised or converted	(678,905)	0.09	—	1,326,653
Forfeited or cancelled	(9,541)	0.05	—	—
Expired	(32,000)	5.13	—	—
Outstanding at December 31, 2017	731,772	3.61	2.59	(1,149,461)
Of which vested	398,438	3.07	2.65	(410,792)
Of which non-vested	333,334	—	—	—
Granted	851,131	1.56	—	—
Exercised or converted	(213,750)	0.98	—	238,614
Forfeited or cancelled	(26,334)	0.05	—	—
Expired	—	—	—	—
Outstanding as at December 31, 2018	1,342,819	2.76	3.00	(895,404)
Of which vested	911,451	3.28	2.26	(1,082,233)
Of which non-vested	431,368	—	—	—

Summary of stock-based compensation expenses

Stock-based compensation expenses	12 months ended	12 months ended
USD’000	December 31,2018	December 31, 2017
In relation to Employee Stock Option Plans (ESOP)	1,278	2,147
In relation to non-ESOP Option Agreements	382	85
Total	1,660	2,232

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	12 months ended	12 months ended
USD’000	December 31, 2018	December 31, 2017
Selling & marketing expenses	571	466
General & administrative expenses	967	1,765
Research & Development expenses	121	—
Total	1,660	2,232

Note 34. Non-operating income

Non-operating income consisted of the following:

	12 months ended	12 months ended
	December 31,	December 31,
USD'000	2018	2017
Foreign exchange gain	1,664	687
Financial income	85	31
Interest Income	—	2
Other	432	42
Total non-operating income from continuing operations	2,181	762

Note 35. Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended	12 months ended
	December 31,	December 31,
USD'000	2018	2017
Foreign exchange losses	1,984	477
Financial charges	104	1,120
Interest Expense	244	—
Other components of defined benefit plans, net	140	143
Other	354	11
Total non-operating expenses from continuing operations	2,826	1,751

Note 36. Income taxes

The components of income before income taxes are as follows:

Income / (Loss)	As at December 31,	As at December 31,
USD'000	2018	2017
Switzerland	(11,428)	(24,363)
Foreign	(4,989)	(1,424)
less Discontinued Operations	6,562	15,732
Income/(loss) from continuing operations before income tax	(9,855)	(10,055)

Income taxes relating to the Group are as follows:

Income taxes	As at December 31,	As at December 31,
USD'000	2018	2017
Switzerland	328	(293)
Foreign	(479)	(744)
less Discontinued Operations	205	1,108
Income tax expense from continuing operations	53	71

Deferred income tax assets/(liabilities)	As at December 31,	As at December 31,
USD'000	2018	2017
Switzerland	134	307
Foreign	708	134
less Discontinued Operations	(834)	(399)
Deferred income tax assets/(liabilities)	8	42

Income tax at the Swiss statutory rate compared to the Group’s income tax expenses as reported are as follows:

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

Income taxes at the Swiss statutory rate	As at December 31,	As at December 31,
USD'000	2018	2017
Net income/(loss) from continuing operations before income tax	(9,855)	(10,055)
Statutory tax rate	24%	24%
Expected income tax (expense)/recovery	2,365	2,433
Income tax (expense)/recovery	(53)	(71)
Change in valuation allowance	4,228	(4,487)
Permanent Difference	(9)	(344)
Change in expiration of tax loss carryforwards	(6,584)	2,397
Income tax (expense) / recovery from continuing operations	(53)	(71)

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

The Group’s deferred tax assets and liabilities consist of the following:

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD'000	2018	2017
Stock-based compensation	9	344
Defined benefit accrual	1,272	1,289
Tax loss carry-forwards	10,606	14,888
Deferred Income tax liability	(1,356)	(1,476)
Deferred tax asset from acquisition	477	477
Other temporary adjustments	2,426	1,396
Less discontinued Operations	(3,196)	(2,418)
Valuation allowance	(10,230)	(14,458)
Deferred tax assets / (liabilities)	8	42

As of December 31, 2018, the Group’s operating cumulated loss carry-forwards of all jurisdictions for its continuing operations are as follows:

USD	United States	Switzerland	Spain	France	Singapore	UK	India	Total
2019	—	3,794,241	—	985,193	101,463	29,836	—	4,910,732
2020	—	2,012,354	—	—	348,659	2,769	—	2,363,783
2021	—	7,998,669	210,265	421,480	83,301	—	—	8,713,715
2022	—	6,430,029	1,221,126	—	—	—	—	7,651,154
2023	—	11,424,146	1,252,387	—	—	—	—	12,676,533
2024	—	5,045,130	—	—	—	—	—	5,045,130
2025	—	9,492,604	—	—	—	—	378,165	9,870,769
2026	—	—	—		—	—	357,577	357,577
2027	—	—	—	—	—	—	—	—
2028	91,163	—	—	—	—	—	—	91,163
2029	9,294	—	23,550	—	—	—	—	32,844
2030	1,660	—	23,760	—	—	—	—	25,420
2031	53,669	—	70,655	—	—	—	—	124,324
2032	89,339	—	80,589	—	—	—	—	169,928
2033	—	—	185,157	—	—	—	—	185,157
2034	—	—	—	—	—	—	—	—
2035	247,494	—	—	—	—	—	—	247,494
2036	—	—	—	—	—	—	—	—
2037	158,569	—	—	—	—	—	—	158,569
2038	—	—	—	—	—	—	—	—
2039	—	—	—	—	—	—	—	—
Total operating loss carry-forwards / Year of expiration if applicable
	651,188	46,197,172	3,067,490	1,406,673	533,423	32,605	735,742	52,624,294

The following tax years remain subject to examination:

Significant jurisdictions	Open years
Switzerland	2016 - 2018
USA	2016 - 2018
France	2015 - 2018
Spain	2015 - 2018
Singapore	2018
Japan	2018
Taiwan	2017 - 2018
India	2018
UK	2018
Italy	2018

As at December 31, 2018, WISeKey Semiconductors SAS has recorded a USD 90,831 tax provision following a tax audit started in 2018. Although the final conclusions have not yet been communicated formally, management believes that it is more probable than not that the entity will have to pay a penalty and has calculated the provision based on preliminary discussions with the tax authorities. The Group has no other uncertain tax positions as at December 31, 2018.

As at December 31, 2017, WISeKey Semiconductors SAS had recorded a USD 62,671 tax provision following a tax audit started in 2017. In the year to December 31, 2018 USD 50,185 was utilized, the remaining USD 12,487 was released to the income statement.

Note 37. Segment information and geographic data

The Group has two segments: Internet of Things (“IoT”, previously referred to as “Semiconductors”) and managed Public Key Infrastructure (“mPKI”, previously referred to as “Others”). The Group’s chief operating decision maker, who is its Chief Executive Officer, reviews financial performance according to these two segments for purposes of allocating resources and assessing budgets and performance.

The IoT segment encompasses the design, manufacturing, sales and distribution of microprocessors operations. The mPKI segment includes all operations relating to the provision of secured access keys, authentication, signing software, certificates and digital security applications.

12 months to December 31, 2018
USD'000	IoT	mPKI	Total
Revenues from external customers from continuing operations	29,404	4,876	34,280
Intersegment revenues from continuing operations	725	2,563	3,288
Interest revenue from continuing operations	37	167	204
Interest expense from continuing operations	275	2,608	2,883
Depreciation and amortization from continuing operations	1,299	16	1,315

Segment income /(loss) from continuing operations before income taxes	(1,232)	(8,466)	(9,698)
Profit / (loss) from intersegment sales from continuing operations	35	122	157
Income tax recovery /(expense) from continuing operations	2	(55)	(53)
Other significant non cash items
Share-based compensation expense	—	1,660	1,660
Interest and amortization of debt discount and expense	—	150	150
Segment assets	19,082	52,675	71,757

Revenue reconciliation from continuing operations	USD'000
Total revenue for reportable segment	37,568
Elimination of intersegment revenue	(3,288)
Total consolidated revenue from continuing operations	34,280

Loss reconciliation from continuing operations	USD'000
Total profit / (loss) from reportable segments	(9,698)
Elimination of intersegment profits	(157)
Loss before income taxes from continuing operations	(9,855)

Assets	USD'000
Total assets from reportable segments	71,757
Elimination of intersegment receivables	(6,430)
Elimination of intersegment investment and goodwill	(19,533)
Total assets held for sale from discontinued operations	32,659
Consolidated total assets	78,453

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region from continuing operations	12 months ended December 31,
USD'000	2018	2017
Switzerland	2,512	4,629
Europe	14,122	11,342
North America	15,165	12,714
Asia Pacific	2,306	3,664
Latin America	175	1,325
Total Net sales from continuing operations	34,280	33,674

Property, plant and equipment, net of depreciation by region	As at December 31,	As at December 31,
USD'000	2018	2017
Switzerland	57	4
Europe	2,289	2,956
North America	1	1
Asia Pacific	23	35
Latin America	—	—
Total Property, plant and equipment, net of depreciation	2,370	2,996

Note 38. Loss per share

The computation of basic and diluted net loss per share for the Group is as follows:

	12 months ended	12 months ended
	December 31,	December 31,
Loss per share	2018	2017
Net loss attributable to WISeKey International Holding AG (USD'000)	(16,278)	(24,267)
Weighted average shares outstanding - basic	33,904,659	29,505,629
Basic and diluted weighted average loss per share attributable to WIHN (USD)	(0.48)	(0.82)

For purposes of the diluted net loss per share calculation, stock options, convertible instruments and warrants are considered potentially dilutive securities and are excluded from the calculation of diluted net loss per share, because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the periods presented due to the Group’s net loss position.

The following table shows the number of stock equivalents that were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive.

Dilutive vehicles	2018	2017
Total stock options	1,342,819	731,772
Warrants	2,942,374	2,534,127
Redeemable preferred stock	—	860,000
Total convertible instruments	6,821,804	3,922,438
Total number of shares from dilutive vehicles	11,106,997	8,048,337

Note 39. Legal proceedings

We are currently not party to any other legal proceedings and claims.

Note 40. Related parties disclosure

Subsidiaries

The consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of	Year of	Share Capital		% ownership	% ownership
	incorporation	incorporation			as of December	as of December	Nature of business
					31, 2018	31, 2017
WISeKey SA	Switzerland	1999	CHF	933,436	95.35%	95.35%	Main operating company. Sales and R&D services
WISeKey Semiconductors SAS	France	2010	EUR	1,298,162	100.0%	100.0%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF	680,000	100.0%	100.0%	Non-operating investment company
WISeKey (Suisse) SA	Switzerland	2002	CHF	100,000	100.0%	100.0%	Dormant
WISeKey ELA SL	Spain	2006	EUR	4,000,000	100.0%	100.0%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP	100,000	51.0%	51.0%	Non trading
WISeKey USA Inc	U.S.A	2006	USD	6,500	100%*	100%*	Sales & support
WISeKey India Private Ltd***	India	2016	INR	1,000,000	45.9%	45.9%	Sales & support
WISeKey Italia s.r.l.**	Italy	2011	EUR	10,000	50.0%	50.0%	Dormant
WISeKey Singapore Pte Ltd**	Singapore	2007	SGD	100,000	100.0%	100.0%	Sales & distribution
WISeKey KK	Japan	2017	JPY	1,000,000	100.0%	100.0%	Sales & distribution
QuoVadis Trustlink Schweiz AG	Switzerland	2005	CHF	100,000	100.0%	85.0%	Sales & distribution
WISeKey (UK) Ltd	U.K.	2007	GBP	200	100.0%	85.0%	Sales & distribution
QuoVadis Trustlink BVBA	Belgium	2013	EUR	6,267	100.0%	85.0%	Sales & distribution
QuoVadis Trustlink BV	The Netherlands	2008	EUR	18,000	100.0%	85.0%	Sales & distribution
QV BE BV	The Netherlands	2013	EUR	10,000	100.0%	85.0%	Non trading
QuoVadis Trustlink GmbH	Germany	2014	EUR	25,000	100.0%	85.0%	Sales & distribution
QuoVadis Services Ltd	Bermuda	2000	USD	12,000	51.0%	43.4%	Support and R&D services
QuoVadis Ltd	Bermuda	2000	USD	12,000	100.0%	85.0%	Support and R&D services
WISeKey (Bermuda) Holding Ltd	Bermuda	1999	USD	109,392	100.0%	85.0%	Holding for the QuoVadis group
WISeKey Taiwan	Taiwan	2017	TWD	100,000	100.0%	100.0%	Sales & distribution
WISeCoin AG	Switzerland	2018	CHF	100,000	90.0%	not incorporated	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF	100,000	100.0%	not incorporated	Financing, Sales & distribution
* 50% owned by WISeKey SA and 50% owned by WiseTrust SA
** dormant or in the process of being liquidated
*** 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG

Related party transactions and balances

	Receivables as at		Payables as at		Net income from		Net expenses to
	December 31,	December 31,	December 31,	December 31,	in the year ended December 31,		in the year ended December 31,
Related Party (In USD'000)	2018	2017	2018	2017	2018	2017	2018	2017
1 Carlos Moreira	8	488	—	—	209	—	—	12
2 Maryla Shingler-Bobbio	—	54	—	49	—	3	80	—
3 Philippe Doubre	—	—	54	49	—	—	80	—
4 Juan Hernandez-Zayas	—	—	62	49	—	—	88	—
5 Thomas Hürlimann	—	—	24	—	—	—	24	—
6 Dourgam Kummer	—	—	68	63	—	—	264	81
7 David Fergusson	—	—	31	22	—	—	47	224
8 Roman Brunner	—	—	418	407	—	—	242	—
9 Anthony Nagel	—	—	—	—	—	—	164	—
10 Harald Steger	—	—	—	—	—	—	445	—
11 Don Tapscott	—	—	200	—	—	—	394	—
12 Wei Wang	—	—	—	—	—	—	187	—
13 OISTE	—	—	92	—	—	88	221	219
14 Todd Ruppert	—	354	—	—	—	—	353	—
15 Edmund Gibbons Limited	—	1	451	546	434	431	173	130
16 Terra Ventures Inc	—	—	31	33	—	—	—	—
17 SAI LLC (SBT Ventures)	—	—	32	34	—	—	—	—
18 GSP Holdings Ltd	—	—	16	17	—	—	—	—
19 Indian Potash Limited	—	—	—	—	42	—	—	—
20 Thomas J. Egger	—	—	—	—	—	—	—	129
21 AXCIT Capital	—	—	—	—	696	—	—	1,302
Total	8	897	1,479	1,269	1,381	522	2,762	2,097

1. Carlos Moreira is the Chairman of the Board and CEO of WISeKey. A short-term loan for an amount of CHF 472,500 (USD 484,751) was granted to Carlos Moreira on November 03, 2017. The loan bore no interest. On April 24, 2018 Carlos Moreira repaid the loan in 100,000 WIHN Class B shares in full settlement of the amount due. A short-term receivable in an amount of CHF 7,713.14 (USD 7,844) from Carlos Moreira was also outstanding as at December 31, 2018, made up of short-term cash advances to Carlos Moreira for his travel expenses. This short-term receivable will be cleared when expense claims are processed.

A credit of CHF 204,633 (USD 209,314) was recorded in the income statement in 2018 in relation to a loan of 322,900 WIHN class B shares from Carlos Moreira to WISeKey on September 25, 2018. The equivalent of 100,000 WIHN class B shares was repaid by WISeKey in cash at market price CHF 3.22 per share, hence a repayment of CHF 322,000 on November 13, 2018, and the remaining 222,900 WIHN class B shares were delivered back to M. Moreira on December 28, 2018 as full and final repayment of the loan. The credit recorded in the income statement correspond to the accounting revaluation of the loan at market price at each transaction date, there was and will not be any cash paid to Carlos Moreira for this credit entry.

2. Maryla Shingler Bobbio is a Board member of the Group, and member of the Group’s audit committee and nomination & compensation committee. On September 23, 2016, the Group made a loan for an amount of CHF 50,000 (USD 51,296) to Maryla Shingler Bobbio. It carried an interest rate of 5% per annum. In the year 2018, Maryla Shingler Bobbio repaid in full the outstanding loan of CHF 50,000 and accrued interests in the amount of CHF 2,500. The expenses recorded in the income statement in the year to December 31, 2018 relate to her Board fees.

3. Philippe Doubre is a Board member of the Group, and member of the Group’s nomination & compensation committee, as well as a shareholder. The payable to Philippe Doubre as at December 31, 2018 and expenses recorded in the income statement in the year to December 31, 2018 relate to his Board fee.

4. Juan Hernandez-Zayas is a Board member of the Group, and member of the Group’s audit committee and the strategy committee, as well as a shareholder. The payable to Juan Hernandez-Zayas as at December 31, 2018 and expenses recorded in the income statement in the year to December 31, 2018 relate to his Board fees.

5. Thomas Hürlimann is a Board member of the Group, appointed in the Group’s last Annual General Meeting on May 25, 2018. The payable to Thomas Hürlimann as at December 31, 2018 and expenses recorded in the income statement in the year to December 31, 2018 relate to his Board fees.

6. Dourgam Kummer is the Vice-Chairman of the Board of the Group, as well as a shareholder. In 2018, M. Kummer also provided additional services to the Group which amounted to CHF 179,090 (USD 183,187), the remaining expenses recorded in the income statement in the year to December 31, 2018 relate to his Board fees. The payable to Dourgam Kummer as at December 31, 2018 relates to his Board fees for USD 54,237 and additional services to the Group for CHF 13,386 (USD 13,613).

7. David Fergusson is a Board member of the Group, and member of the Group’s audit committee and nomination & compensation committee, as well as a shareholder. The payable to David Fergusson as at December 31, 2018 and expenses recorded in the income statement in the year to December 31, 2018 relate to his Board fees.

8. Roman Brunner is the Chief Revenue Officer of the Group and a shareholder. He entered into a loan agreement with WISeKey (Bermuda) Holding Ltd in 2007 and has made loans to WISeKey (Bermuda) Holding Ltd of varying amounts since 2004. The loan carries an interest rate of 5% per annum and has no fixed repayment date. As at December 31, 2018 the balance of the loan and accrued interests due by WISeKey (Bermuda) Holding Ltd to Roman Brunner was USD 418,334. Roman Brunner was a shareholder of WISeKey (Bermuda) Holding Ltd until WISeKey acquired the noncontrolling interest in May 2018 (see note 28 for detail). In addition to the transaction to purchase Roman Brunner’s shares in WISeKey (Bermuda) Holding Ltd, he was granted options on WIHN Class B shares which were valued at grant using the Black-Scholes model and triggered a charge in the income statement for the year to December 31, 2018 of USD 241,830.

9. Anthony Nagel is the Chief Operations Officer of QuoVadis and a shareholder. Anthony Nagel was a shareholder of WISeKey (Bermuda) Holding Ltd until WISeKey acquired the noncontrolling interest in May 2018 (see note 28 for detail). In addition to the transaction to purchase Anthony Nagel’s shares in WISeKey (Bermuda) Holding Ltd, he was granted options on WIHN Class B shares which were valued at grant using the Black-Scholes model and triggered a charge in the income statement for the year to December 31, 2018 of USD 164,423.

10. Harald Steger is a member of the Group’s strategy committee. On January 11, 2018, WISeKey granted options to Harald Steger which were valued using the Black-Scholes model and the market price of the WIHN class B shares at grant. The stock-based expense recorded in 2018 was USD 445,162.

11. Don Tapscott is a member of the Group’s strategy committee, and cofounder of The Tapscott Group Inc. On January 09, 2018, WISeKey granted options to Don Tapscott which were valued using the Black-Scholes model and the market price of the WIHN class B shares at grant. The stock-based expense recorded in 2018 was USD 194,455.

The Blockchain Research Institute (the “BRI”) is a division of The Tapscott Group Inc. On December 20, 2018 WISeKey and the BRI entered into an agreement to establish BlockChain Centers of Excellence and promote BlockChain technology worldwide. WISeKey will pay a one-time fee of USD 200,000 to BRI which was expensed in the income statement in 2018 and remained as a short-term payable as at December 31, 2018.

12. Wei Wang is a member of the Group’s strategy committee. On January 09, 2018, WISeKey granted options to Wei Wang which were valued using the Black-Scholes model and the market price of the WIHN class B shares at grant. The stock-based expense recorded in 2018 was USD 187,365.

13. The Organisation Internationale pour la Sécurité des Transactions Electroniques (“OISTE”) is a Swiss non-profit making foundation that owns a cryptographic rootkey. In 2001 WISeKey SA entered into a contract with OISTE to operate and maintain the global trust infrastructures of OISTE. In line with the contract, WISeKey pays a regular fee to OISTE for the use of its cryptographic rootkey. A member of the Board of Directors of WISeKey is also a member of the Counsel of the Foundation which gives rise to the related party situation.

OISTE is also the minority shareholder in WISeCoin AG with a 10% ownership.

The expenses relating to OISTE recognized in 2018 relate solely to the license fee for the year 2018 under the contract agreement with WISeKey SA. As at December 31, 2018 WISeKey had a payable balance of CHF 90,468 (USD 92,001) with OISTE.

14. Todd Ruppert was a shareholder on May 12, 2016 when the Group extended a loan to him of CHF 345,570 (USD 354,530) which matured on September 30, 2017. The loan bore no interest. In 2018, the Group assessed the recoverability of the loan and provided for the full balance to the income statement, hence a charge of USD 353,475 at average rate. WISeKey will continue its efforts to recover the full amount from Todd Ruppert.

15. Edmund Gibbons Limited has a 49% shareholding in QuoVadis Services Ltd. QuoVadis Services Ltd has issued a promissory note to Edmund Gibbons Limited for USD 450,000 outstanding as at December 31, 2018. The note is non-interest bearing. A bank loan with Clarien Bank, an affiliate of Edmund Gibbons Ltd, in the amount of USD 96,192 outstanding as at December 31, 2017 was repaid in full in the period to December 31, 2018. In the year 2018, Edmund Gibbons Ltd charged rental fees of USD 172,543 to QuoVadis Services Ltd. The revenue of USD 434,291 relates to a Managed Services contract with Clarien Bank.

16. Terra Ventures Inc has a 16% shareholding in WISeKey SAARC Ltd. Terra Ventures granted a GBP 24,507 loan to WISeKey SAARC Ltd on January 24, 2017. The loan is non-interest bearing and has no set repayment date.

17. SAI LLC, doing business as SBT Ventures, has a 16% shareholding in WISeKey SAARC Ltd. SAI LLC granted a GBP 25,000 loan to WISeKey SAARC Ltd on January 25, 2017. The loan is non-interest bearing and has no set repayment date.

18. GSP Holdings Ltd has a 16% shareholding in WISeKey SAARC Ltd. GSP Holdings Ltd granted a GBP 12,500 loan to WISeKey SAARC Ltd on February 02, 2017. The loan is non-interest bearing and has no set repayment date.

19. Indian Potash Limited (“IPL”) has a 10% shareholding in WISeKey India Private Ltd. IPL is also the primary customer of WISeKey India Private Ltd. The income for the year to December 31, 2018 relate to services provided by WISeKey India Private Ltd to IPL.

20. Thomas J. Egger is a former Board member of the Group, and former member of the Group’s audit committee, as well as a shareholder.

21. AXCIT Capital Partners, an international corporate finance and investment advisory firm, has provided advisory services to WISeKey since 2014. On July 05, 2017, WISeKey granted options to ACXIT in settlement of past services rendered to WISeKey. The options were valued using the Black-Scholes model and the market price of the WIHN class B shares at grant. Unvested options were revalued using the market price of the shares on the last SIX trading day of the year. The stock-based income derived from the revaluation of unvested options recorded in 2018 was USD 695,531.

Note 41. Subsequent events

Crede Convertible Loan

On January 03, 2019 Crede exercised a conversion in the amount of USD 73,559 in exchange for 30,000 WIHN class B shares issued out of treasury share capital.

On January 03, 2019 Crede exercised a conversion in the amount of USD 265,099 in exchange for 100,000 WIHN class B shares issued out of treasury share capital.

On February 26, 2019 Crede exercised a conversion in the amount of USD 279,525 in exchange for 100,000 WIHN class B shares issued out of treasury share capital.

The outstanding convertible loan balance outstanding after these conversions was USD 2,381,817.

Employment of Dourgam Kummer

On January 07, 2019, Dourgam Kummer, non-executive member of the Board started a full-time employment contract with WISeKey SA as Head Corporate M&A. On the basis of this employment contract M. Kummer became an executive member of the Board from January 07, 2019.

SEDA drawdown

On January 08, 2019 WISeKey made one drawdown for CHF 250,000 (USD 245,125 at historical rate) in exchange for 97,125 WIHN class B shares issued out of treasury share capital. The outstanding equity financing available after this drawdown was CHF 48,000,008.

Yorkville Loan

At the time of release of this annual report, WISeKey has repaid another USD 1,727,703 toward the Yorkville loan and the remaining loan balance is USD 1,054,959.

FINMA Non-action letter relating to WISeCoin AG

On January 11, 2019 the Swiss Financial Market Supervisory Authority (“FINMA”) issued a non-action letter in relation to the planned Secure Token Offering (“STO”) planned by WISeCoin AG.

Sale of QuoVadis

On January 16, 2019 WISeKey completed the sale of WISeKey (Bermuda) Holding Ltd (including all of its subsidiaries) to DigiCert, Inc. pursuant to a Share Purchase Agreement entered into by and between WISeKey and DigiCert, Inc. on December 21, 2018. As of January 16, 2019, the following subsidiaries are no longer part of the WISeKey Group: WISeKey (Bermuda) Holdings Ltd., QuoVadis Trustlink Schweiz AG, QuoVadis Trustlink BVBA, QuoVadis Trustlink BV, QV BE BV, QuoVadis Trustlink GmbH, WISeKey (UK) Ltd, QuoVadis Services Ltd. and QuoVadis Ltd.

As at January 16, 2019, the RAB consent to transfer the ownership of QuoVadis Services Ltd had not yet been obtained. Therefore, in application of the SPA terms and conditions, the shares in QuoVadis Services Ltd held by WISeKey (Bermuda) Holding Ltd were transferred to WISeKey International Holding AG who, as a result, held a 51% interest in QuoVadis Services Ltd and directly operated QuoVadis Services Ltd on trust for DigiCert, Inc. until the effective transfer of the shares in QuoVadis Services Ltd to DigiCert, Inc.

WISeKey received the RAB Consent on February 28, 2019 and, on the same day, the 51% ownership of QuoVadis Services Ltd held by WISeKey was transferred to DigiCert, Inc.

After all purchase price adjustments as listed in note 12 above, WISeKey received a net cash consideration of USD 37,673,749, including USD 6,291,588 as repayment of intercompany loans and receivables held with QuoVadis companies. In addition, the balance of USD 4,500,000 was held in an escrow account as detailed in note 12.

Full repayment of the loan from Roman Brunner

On January 16, 2019, immediately prior to the sale of WISeKey (Bermuda) Holding Ltd, WISeKey repaid in full the principal loan balance due by WISeKey (Bermuda) Holding Ltd to Roman Brunner of USD 227,382 and accrued interests of USD 191,450.

Full repayment of the loan from Edmund Gibbons Limited

On January 16, 2019, immediately prior to the sale of WISeKey (Bermuda) Holding Ltd, WISeKey repaid in full the principal loan balance due by QuoVadis Services Ltd to Edmund Gibbons Limited for USD 450,134.

Full repayment of the ExWorks Line of Credit

On January 16, 2019, following the sale of WISeKey (Bermuda) Holding Ltd, WISeKey used part of the consideration to repay in full the principal loan balance of the ExWorks Line of Credit of USD 22,618,226, accrued interests of USD 120,654, and fees of USD 2,595,000, hence a total payment of USD 25,333,880.

Forfeiture of options granted to QuoVadis management

As a result of the disposal of some QuoVadis entities, the employment or contractual relationship between WISeKey and some QuoVadis employees or QuoVadis consultants was terminated on January 16, 2019. This triggered the immediate forfeiture of any non-vested options held by such employees or consultants, and the forfeiture within 30 days of any non-exercised vested options.

At the publication date of this annual report, a total of 249,853 unvested options were forfeited on January 16, 2019 and 79,256 vested options were forfeited on February 15, 2019.

Options granted under WISeKey ESOP

After December 31, 2018 a total of 61,521 options were granted under the Group’s ESOP.

WISeKey Unaudited Consolidated Financial Statements
for the Six Months Ended June 30, 2018 and 2019

1.	Unaudited Consolidated Statement of Comprehensive Income / (Loss)

	Unaudited 6 months ended June 30,		Note
USD'000	2019	2018	ref.

Net sales	12,469	16,604	26
Cost of sales	(7,614)	(8,802)
Gross profit	4,855	7,802

Other operating income	38	292
Research & development expenses	(2,639)	(2,840)
Selling & marketing expenses	(3,233)	(2,652)
General & administrative expenses	(6,895)	(7,158)
Total operating expenses	(12,729)	(12,358)
Operating income / (loss)	(7,874)	(4,556)

Non-operating income	1,089	400	29
Gain / (loss) on derivative liability	(80)	—	6 / 22
Gain / (loss) on debt extinguishment	(233)	—	22
Interest and amortization of debt discount	(143)	(12)	22
Non-operating expenses	(1,835)	(1,051)	30

Income / (loss) from continuing operations before income tax expense	(9,076)	(5,219)

Income tax (expense)/recovery	(1)	(2)
Income/ (loss) from continuing operations, net	(9,077)	(5,221)

Discontinued operations:			28
Net sales from discontinued operations	1,934	9,300
Cost of sales from discontinued operations	(791)	(4,168)
Total operating and non-operating expenses from discontinued operations	(1,801)	(9,515)
Income tax (expense)/recovery from discontinued operations	42	(1,098)
Gain on disposal of a business, net of tax on disposal	31,100	—
Income / (loss) on discontinued operations	30,484	(5,481)

Net income / (loss)	21,407	(10,703)

Less: Net income / (loss) attributable to noncontrolling interests	(361)	9

Net income / (loss) attributable to WISeKey International Holding AG	21,768	(10,712)

Earnings per share
Earnings from continuing operations per share - Basic	(0.26)	(0.16)	32
Earnings from continuing operations per share - Diluted	(0.26)	(0.16)	32
Earnings from discontinued operations per share - Basic	0.86	(0.16)	32
Earnings from discontinued operations per share - Diluted	0.83	(0.16)	32

Earning per share attributable to WISeKey International Holding AG
Basic	0.61	(0.32)	32
Diluted	0.60	(0.32)	32

	Unaudited 6 months ended June 30,		Note
USD'000	2019	2018	ref.

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(95)	(109)
Defined benefit pension plans:
Net loss arising during period	108	182	23
Other comprehensive income / (loss)	13	73
Comprehensive income / (loss)	21,420	(10,630)

Other comprehensive income / (loss) attributable to noncontrolling interests	(5)	(100)
Other comprehensive income / (loss) attributable to WISeKey
International Holding AG	18	173

Comprehensive income / (loss) attributable to noncontrolling interests	(366)	(91)
Comprehensive income / (loss) attributable
to WISeKey International Holding AG	21,786	(10,538)

The accompanying notes are an integral part of these consolidated financial statements.

2.	Unaudited Consolidated Balance Sheet

	As at June 30,	As at December 31,	Note
USD'000	2019 (unaudited)	2018	ref.
ASSETS
Current assets
Cash and cash equivalents	18,357	9,146	7
Restricted cash, current	2,832	618	8
Accounts receivable, net of allowance for doubtful accounts	5,262	7,620	9
Notes receivable, related parties	—	8
Inventories	4,263	4,186	10
Prepaid expenses	700	521
Deferred charges, current	184	184
Current assets held for sale	—	8,916	28
Other current assets	1,292	919	11
Total current assets	32,890	32,118

Noncurrent assets
Restricted cash, noncurrent	2,000	—	8
Equity securities, at fair value	900	857	12
Deferred income tax assets	5	8
Deferred tax credits	3,092	2,541	13
Property, plant and equipment net of accumulated depreciation	2,042	2,370	14
Intangible assets, net of accumulated amortization	863	1,132	15
Operating lease right-of-use assets, noncurrent	1,509	—	16
Goodwill	8,317	8,317	17
Deferred charges, noncurrent	123	214
Equity securities, at cost	7,000	7,000	18
Noncurrent assets held for sale	—	23,744	28
Other noncurrent assets	151	152
Total noncurrent assets	26,002	46,335
TOTAL ASSETS	58,892	78,453

LIABILITIES
Current Liabilities
Accounts payable	12,139	12,917	19
Notes payable	4,019	6,797	20
Convertible note payable	2,006	—	22
Deferred revenue, current	619	91	27
Current portion of obligations under operating leases	542	—	16 /24
Income tax payable	3	9
Derivative liabilities	265	—	6
Current liabilities held for sale	—	14,085	28
Other current liabilities	670	976	21
Total current liabilities	20,263	34,875

Noncurrent liabilities
Convertible notes payable	2,931	23,940	22
Derivative liabilities	72	—	6
Deferred revenue, noncurrent	4	9	27
Operating lease liabilities	967	—	24
Employee benefit plan obligation	4,468	4,465	23
Other deferred tax liabilities	5	4
Noncurrent liabilities held for sale	—	8,590	28
Other noncurrent liabilities	—	2,595
Total noncurrent liabilities	8,447	39,603
TOTAL LIABILITIES	28,710	74,478

	As at June 30,	As at December 31,	Note
USD'000	2019 (unaudited)	2018	ref.

Commitments and contingent liabilities			24

SHAREHOLDERS' EQUITY
Common stock - Class A	400	400	25
CHF 0.01 par value
Authorized - 40,021,988 and 40,021,988 shares
Issued and outstanding - 40,021,988 and 40,021,988 shares
Common stock - Class B	1,475	1,472	25
CHF 0.05 par value
Authorized - 49,948,127 and 41,063,901
Issued - 28,824,086 and 28,769,797
Outstanding - 26,868,706 and 26,681,736
Share subscription in progress	1	—
Treasury stock, at cost (2,088,061 and nil shares held)	(1,510)	(1,139)	25
Additional paid-in capital	206,373	201,373
Accumulated other comprehensive income / (loss)	105	100
Accumulated deficit	(175,580)	(197,348)
Total shareholders'equity (deficit) attributable to WISeKey shareholders	31,264	4,858
Noncontrolling interests in consolidated subsidiaries	(1,082)	(883)
Total shareholders'equity	30,182	3,975
TOTAL LIABILITIES AND EQUITY	58,892	78,453

The accompanying notes are an integral part of these consolidated financial statements.

3.	Unaudited Consolidated Statements of Changes in Shareholders’ Equity

	Number of common shares		Common Share Capital							Accumulated
								Share		other	Total	Non
					Total share	Treasury	Additional	subscription	Accumulated	comprehensive	stockholders'	controlling
USD'000	Class A	Class B	Class A	Class B	capital	Shares	paid-in capital	in progress	deficit	income / (loss)	equity	interests	Total equity
As at December 31, 2018	40,021,988	28,769,797	400	1,472	1,872	(1,139)	201,373	—	(197,348)	100	4,858	(883)	3,975
Common stock issued[1]	—	—	—	—	—	—	—	—	—	—	—	—	—
Options exercised	—	54,289	—	3	3	—	3,408	—	—	—	3,411	—	3,411
Stock-based compensation	—	—	—	—	—	—	163	1	—	—	164	—	164
Changes in treasury shares	—	—	—	—	—	(536)	676	—	—	—	140	—	140
Sale of QuoVadis Group	—	—	—	—	—	—	—	—	—	—	—	131	131
Change in Ownership	—	—	—	—	—	—	(115)	—	—	(8)	(123)	36	(87)
Liquidation of subsidiaries	—	—	—	—	—	—	—	—	—	(5)	(5)	—	(5)
Yorkville SEDA	—	—	—	—	—	153	1	—	—	—	154	—	154
Crede convertible loan	—	—	—	—	—	12	541	—	—	—	553	—	553
Yorkville convertible loan	—	—	—	—	—	—	326	—	—	—	326	—	326
Net income / (loss)	—	—	—	—	—	—	—	—	21,768	—	21,768	(361)	21,407
Other comprehensive income / (loss)	—	—	—	—	—	—	—	—	—	18	18	(5)	13
As at June 30, 2019	40,021,988	28,824,086	400	1,475	1,875	(1,510)	206,373	1	(175,580)	105	31,264	(1,082)	30,182

1. The articles of association of the Company had not been fully updated as of December 31, 2018 with the shares issued out of conditional capital.

The accompanying notes are an integral part of these consolidated financial statements.

4.	Unaudited Consolidated Statements of Cash Flows

	Unaudited 6 months ended June 30,
USD'000	2019	2018

Cash Flows from operating activities:
Net gain / (loss)	21,407	(10,703)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant & equipment	396	670
Amortization of intangible assets	270	1,286
Write-off loss / (gain)	—	(33)
Interest and amortization of debt discount	184	547
Loss / (gain) on derivative liability	80	—
Loss on debt extinguishment	1,326	—
Stock-based compensation	163	1,050
Decrease / (increase) in deferred research & development tax credits, net	(550)	—
Decrease / (increase) in other noncurrent assets, net	1	(8)
Increase / (decrease) in defined benefit pension liability	3	(49)
Increase / (decrease) in other noncurrent liabilities	2,530	—
Bad debt expense	58	102
Inventory obsolescence impairment	293	(61)
Income tax expense / (recovery) net of cash paid	(39)	1,100
Other non cash expenses /(income)
Expenses settled in equity	11	(715)
Gain on disposal of a business	(31,100)	—
Other	(32)	(650)
Unrealized and non cash foreign currency transactions	20	(7)

Changes in operating assets and liabilities, net of effects of businesses acquired
Decrease (increase) in accounts receivables	(77)	(1,688)
Decrease (increase) in inventories	(77)	(348)
Decrease (increase) in other current assets, net	119	(1,589)
Increase (decrease) in accounts payable	(340)	(1,808)
Increase (decrease) in deferred revenue, current	637	4,026
Increase (decrease) in income taxes payable	(370)	(121)
Increase (decrease) in other current liabilities	(850)	443
Net cash provided by (used in) operating activities	(5,937)	(8,556)

Cash Flows from investing activities:
Sale / (acquisition) of equity securities	(4,000)	—
Sale / (acquisition) of property, plant and equipment	(69)	1,125
Decrease / (increase) in notes receivables	—	896
Sale of a business, net of cash and cash equivalents divested	40,919	—
Net cash provided by (used in) investing activities	36,850	2,021

	Unaudited 6 months ended June 30,
USD'000	2019	2018

Cash Flows from financing activities:
Proceeds from options exercises	3,412	213
Proceeds from issuance of Common Stock	—	3,086
Decrease / (increase) in loan payable	(869)	(1,078)
Proceeds from convertible loan issuance	2,860	—
Proceeds from debt	4,030	2,132
Repayments of debt	(25,100)	(96)
Payments of debt issue costs	(2,755)	—
Repurchase of treasury shares	(536)	—
Net cash provided by (used in) financing activities	(18,958)	4,257

Effect of exchange rate changes on cash and cash equivalents	80	(67)

Cash and cash equivalents
Net increase (decrease) during the period	12,035	(2,344)
Balance, beginning of period	11,154	12,214
Balance, end of period	23,189	9,870

Reconciliation to balance sheet
Cash and cash equivalents from continuing operations	18,357	4,529
Restricted cash, current from continuing operations	2,832	2,020
Restricted cash, noncurrent from continuing operations	2,000	—
Cash and cash equivalents from discontinued operations	—	3,321
Balance, end of period	23,189	9,870

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	384	772
Cash paid for incomes taxes	2	72
Purchase of equity securities	4,000	—
Noncash conversion of convertible loans into common stock	618	—
Restricted cash received for share subscription in progress	1	2,020
Issuance / (redemption) of redeemable preferred stock	—	(5,021)
Issuance of common stock to purchase non-controlling interest	—	3,920
Deemed dividend	—	141
Settlement of Carlos Moreira's loan in shares	—	473
Payment of SEDA fees in shares	—	(500)

The accompanying notes are an integral part of these consolidated financial statements.

5.	Notes to the Unaudited Consolidated Financial Statements

Note 1.	The Group

WISeKey International Holding AG (the “Company”), together with its consolidated subsidiaries (“WISeKey” or “the Group” or “the WISeKey Group”), has its headquarters in Switzerland. WISeKey International Holding AG, the ultimate parent of the WISeKey Group, was incorporated in November 2015 and is listed on the Swiss Stock Exchange, SIX SAG with the valor symbol “WIHN”.

The Group develops, markets, hosts and supports a range of solutions that enable the secure digital identification of people, content and objects, by generating digital identities that enable its clients to monetize their existing user bases and at the same time, expand its own eco-system. WISeKey generates digital identities from its current products and services in Cybersecurity Services, IoT (internet of Things), Digital Brand Management and Mobile Security.

The Group leads a carefully planned vertical integration strategy through acquisitions of companies in the industry. The strategic objective is to provide integrated services to its customers and also achieve cross-selling and synergies across WISeKey. Through this vertical integration strategy, the Group anticipates being able to generate profits in the near future.

Note 2.	Future Operations and Going Concern

The Group experienced a loss from operations in this reporting period. Although the WISeKey Group does anticipate being able to generate profits in the near future, this cannot be predicted with any certainty. The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss of USD 7.9 million and had positive working capital of USD 15.2 million as at June 30, 2019. Based on the Group’s cash projections for the next 12 months to September 30, 2020, it will need approximately USD 0.1 million to fund operations and financial commitments. Historically, the Group has been dependent on equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

On January 16, 2019, the completion of the sale of WISeKey (Bermuda) Holding Ltd (formerly named QV Holdings Ltd) and its affiliates (together “QuoVadis” or the “QuoVadis Group”) to Digicert Inc generated a net cash inflow of USD 37.7 million and allowed WISeKey to repay in full the line of Credit it had contracted with ExWorks Capital Fund I, L.P. (“ExWorks”) in an amount of USD 25.4 million (see Note 22).

In the year 2018, WISeKey obtained two loans: (i) a short-term Facility Agreement (the “Yorkville Loan”) with YA II PN, Ltd. a fund managed by Yorkville Advisors Global, LLC (“Yorkville”) to borrow USD 3.5 million, with an interest rate of 4% per annum payable monthly in arrears, repaid in full by June 30, 2019; and (ii) a Convertible Loan Agreement (the “Crede Convertible Loan”) with Crede CG III, Ltd (“Crede”) for an amount of USD 3.0 million, with an interest rate of 10% per annum, and repayable in WIHN class B Shares any time between November 30, 2018 and the maturity date of September 28, 2020.

In the six months to June 30, 2019, the Group secured two additional loans: (a) a Convertible Loan Agreement (the “Yorkville Convertible Loan”) with Yorkville for an amount of USD 3.5 million, with an interest rate of 6% per annum, repayable by August 01, 2020 in monthly instalments starting August 01 2019 either in cash or in WIHN class B Shares, and (b) a credit agreement between WISeCoin AG and ExWorks in an amount of USD 4 million, repayable by April 04, 2020, with an annual interest rate of 10%, secured on the shares of WISeCoin AG with the option to convert principal repayment, interest charges and fees into WISeSecurity Tokens issued by WISeCoin AG.

These loans demonstrate the availability of lenders to support the WISeKey Group in its activities and development. See Note 22 for details on these loans.

On January 19, 2016, the Group had closed a Share Subscription Facility (the “Share Subscription Facility”, the “GEM Facility”) with GEM LLC (Global Equity Markets, “GEM”) which is a CHF 60.0 million facility over 5 years and allows the Group to draw down funds at its option in exchange for WIHN class B shares (see Note 22 for detail). The mechanics of the deal allow for a drawdown essentially 18 times in a year, the amount being in a range related to the trading volume and price of the WIHN class B share trading on the SIX Swiss Stock Exchange. The drawdown amount is based on 90% of the average closing price of the last 15 trading days multiplied by 1,000% of the average volume of the last 15 trading days. GEM can then elect to purchase between 50% and 200% of this figure. In the six months to June 30, 2019, WISeKey made no drawdowns under the GEM Facility. Therefore, as at June 30, 2019, the outstanding facility available remained CHF 56.1 million.

On February 08, 2018 the Group entered into a Standby Equity Distribution Agreement (“SEDA”) with Yorkville (see Note 22 for detail). Pursuant to the SEDA, Yorkville commits to provide equity financing to WISeKey in the aggregate amount of up to CHF 50.0 million in exchange for Class B Shares over a three-year period. Provided that a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5.0 million by drawdown, subject to certain exceptions and limitations. In the year 2018, WISeKey made four drawdowns under the SEDA Facility, for a total amount of CHF 1.7 million. In the six months to June 30, 2019, WISeKey made one drawdown for CHF 0.3 million. As at June 30, 2019, the outstanding equity financing available was CHF 48.0 million.

Both the GEM Facility and the SEDA will be used as a safeguard should there be any difficulties in raising the necessary funds to cover the USD 0.1 million projected cash outflow noted above.

Based on the foregoing, Management believe it is correct to present these figures on a going concern basis.

Note 3.	Basis of Presentation

The consolidated financial statements are prepared in United States dollars (“USD”) on the basis of generally accepted accounting principles in the United States of America (“US GAAP”).

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with ASC 270 Interim Reporting and, as a consequence, do not include all information and footnotes required by US GAAP and should, therefore, be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2018 included in the Annual Report 2018. These statements do include all normal recurring adjustments which the Group believes necessary for a fair presentation of the statements. The interim results of operations are not necessarily indicative of the results to be expected for the full year ended December 31, 2019.

Except as indicated in the notes below, there have been no other material changes in the information disclosed in the notes to the consolidated financial statements included in the Group’s Annual Report 2018 for the year ended December 31, 2018.

Divestiture of QuoVadis

On December 21, 2018 the Group signed a sale and purchase agreement (the “SPA”) to sell WISeKey (Bermuda) Holding Ltd, a Bermuda-based company, and its affiliates to Digicert Inc. The Group subsidiaries making up the QuoVadis Group in scope for the sale are WISeKey (Bermuda) Holding Ltd, QuoVadis Trustlink Schweiz AG, WISeKey (UK) Ltd, QuoVadis Trustlink BVBA, QuoVadis Trustlink BV, QV BE BV, QuoVadis Trustlink GmbH, QuoVadis Services Ltd, and QuoVadis Ltd.

The sale was completed on January 16, 2019, when all QuoVadis entities except QuoVadis Services Ltd were transferred to Digicert Inc. The transfer of ownership of QuoVadis Services Ltd was conditional on receiving the consent from the Regulatory Authority in Bermuda (the “RAB”) (the “RAB Consent”) to the change in ultimate beneficial ownership of QuoVadis Services Ltd, being the entity holding the Communications Operating Licence in Bermuda. The RAB Consent was obtained in February 2019 and the transfer of ownership of QuoVadis Services Ltd from WISeKey to Digicert Inc. was effective on February 28, 2019. We assessed the SPA under ASC 810-10-40-6 and concluded that the terms and conditions of the SPA met the definition to account for the sale as a single transaction effective on January 16, 2019.

We assessed the SPA under ASC 205 and concluded that, for the period January 01, 2019 to January 16, 2019, the operation met the requirement to be classified as held for sale and as such qualifies as a discontinued operation.

In line with ASC 205-20-45-3A, we reported the results of the discontinued operations as a separate component of income. The divested assets and liabilities were deconsolidated from February 28, 2019 for QuoVadis Services Ltd, and from January 16, 2019 for all other QuoVadis entities.

The Group elected to allocate interest to discontinued operations in accordance with ASC 205-20-45-6 to 205-20-45-8. The allocation method is detailed in Note 28.

The gain from divestiture recorded in the reporting period is USD 31,099,632, shown as a separate line within discontinued operations in the income statement.

Nonemployee Share-Based Accounting

In accordance with the Group’s adoption of ASU No. 2018-07, the treatment of nonemployee share-based payments, previously subject to ASC 505, was aligned with existing guidance on employee share-based payments in ASC 718. As a result, nonemployee share-based payment transactions will be measured by estimating the fair value of the equity instruments that an entity is obligated to issue and the measurement date will be consistent with the measurement date for employee share-based payment awards (i.e., grant date for equity-classified awards).

As a result, and as per transition guidance, equity-classified unvested options to nonemployees as at December 31, 2018 were not revalued in the six months to June 30, 2019.

Note 4.	Summary of Significant Accounting Policies

Leases

The Group adopted ASC 842 “Leases” as of January 01, 2019, in line with ASU 2016-02. Under the new standard, the Group, as a lessee, has recognized right-of-use assets and related lease liabilities on its balance sheet for all arrangements with terms longer than twelve months, and has reviewed its leases for classification between operating and finance leases.

We have elected the short-term lease practical expedient related to leases of various premises and equipment. We have also elected the practical expedients related to lease classification of leases that commenced before the effective date of ASC 842. See detail in Note 16.

Recent Accounting Pronouncements

In August 2018, The FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.

Summary: ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820 as follows:

The following disclosure requirements were removed from Topic 820:

•	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; The policy for timing of transfers between levels;

•	The valuation processes for Level 3 fair value measurements; and for non-public entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period.

The following disclosure requirements were modified in Topic 820:

•	In lieu of a rollforward for Level 3 fair value measurements, a non-public entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities; for investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly; and the amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date.

The following disclosure requirements were added to Topic 820:

•	The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. In addition, the amendments eliminate at a minimum from the phrase “an entity shall disclose at a minimum” to promote the appropriate exercise of discretion by entities when considering fair value measurement disclosures and to clarify that materiality is an appropriate consideration of entities and their auditors when evaluating disclosure requirements.

Effective Date: The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date.

The Company expects to adopt all of the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In August 2018, The FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans.

Summary: ASU 2018-14 applies to all employers that sponsor defined benefit pension or other postretirement plans. The amendments modify the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans.

ASU 2018-14 deletes the following disclosure requirements:

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year; the amount and timing of plan assets expected to be returned to the employer; related party disclosures about the amount of future annual benefits covered by insurance and annuity contracts and significant transactions between the employer or related parties and the plan.

For public entities, the effects of a one-percentage-point change in assumed health care cost trend rates on the (a) aggregate of the service and interest cost components of net periodic benefit costs and (b) benefit obligation for postretirement health care benefits.

ASU 2018-14 adds/clarifies disclosure requirements related to the following:

The weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates; An explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period; The projected benefit obligation (PBO) and fair value of plan assets for plans with PBOs in excess of plan assets; The accumulated benefit obligation (ABO) and fair value of plan assets for plans with ABOs in excess of plan assets.

Effective Date: The amendments are effective for fiscal years ending after December 15, 2020 for public business entities. Early adoption is permitted.

The Company expects to adopt all of the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In April 2019, The FASB issued Accounting Standards Update (ASU) No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, Codification improvements:

Summary: ASU 2019-04 clarifies and improves areas of guidance related to the recently issued standards on credit losses, hedging, and recognition and measurement of financial instruments to ASU 2016-01, 2016-13 & 2017-12. Since issuance of these standards, the FASB has identified areas that need clarification and correction, resulting in changes similar to those issues under its ongoing Codification improvements.

Effective Date: The amendments related to ASU 2016-01 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is generally permitted.

The Company expects to adopt all of the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

Note 5.	Concentration of credit Risks

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash is held with large financial institutions. Management believes that the financial institutions that hold our investments are financially sound and accordingly, are subject to minimal credit risk. Deposits held with banks may exceed the amount of insurance provided on such deposits.

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable.

Summarized below are the clients whose revenue or trade accounts receivable balances were 10% or higher than the respective total consolidated net sales and trade accounts receivable balance for the 6 months to June 30, 2019 and 2018, and as at June 30, 2019 and December 31, 2018, respectively:

	Revenue concentration		Receivables concentration
	(% of total net sales)		(% of total accounts receivable)
	6 months ended	6 months ended	As at June 30,	As at December 31,
	June 30, 2019	June 30, 2018	2019 (unaudited)	2018
	(unaudited)	(unaudited)
IoT operating segment
Multinational electronics contract manufacturing company	12%	11%	13%	12%
International luxury watch company	5%	4%	12%	4%
International packaging solutions, technology and chips	12%	5%	11%	3%
International equipment and software manufacturer	10%	7%	6%	5%

Note 6.	Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1, defined as observable inputs such as quoted prices in active markets;

•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at June 30, 2019		As at December 31, 2018
	Carrying		Carrying		Fair value
USD'000	amount	Fair value	amount	Fair value	level	Note ref.
Notes receivable - related parties	—	—	8	8	3
Equity securities, at fair value	900	900	857	857	1	12
Equity securities, at cost	7,000	7,000	7,000	7,000	3	18
Notes payable	4,019	4,019	6,797	6,797	3	20
Convertible note payable, current	2,006	2,006	—	—	3	22
Convertible note payable, noncurrent	2,931	2,931	23,940	23,940	3	22
Derivative liabilities, current	265	265	—	—	3	6
Derivative liabilities, noncurrent	72	72	—	—	3	6

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

-	Notes receivable, related parties – carrying amount approximated fair value due to their short-term nature.

-	Equity securities, at fair value - fair value remeasured as at reporting period.

-	Equity securities, at cost - no readily determinable fair value, measured at cost minus impairment

-	Notes payable – carrying amount approximated fair value.

-	Convertible note payable, current - carrying amount approximated fair value.

-	Convertible note payable, noncurrent - carrying amount approximated fair value.

-	Derivative liabilities, current - fair value remeasured as at reporting period.

-	Derivative liabilities, noncurrent - fair value remeasured as at reporting period.

Derivative liabilities

In 2019, the Group held one derivative instrument which was measured at estimated fair value on a recurring basis and linked to embedded conversion option in the Yorkville Convertible Loan signed on June 27, 2019 (see Note 22).

The convertible note has a maturity date of August 01, 2020. It contains a conversion option into WIHN Class B shares at the election of the holder, which may be exercised at each monthly repayment date, covering any amount outstanding (principal and/or interests) that may be settled. The exercise price is set at CHF 3.00 with antidilution provision adjustments as further described in Note 22.

In line with ASU 2014-16, the convertible note was assessed as a hybrid instrument, being a debt instrument with an equity-linked component (the conversion option). Per ASC 815-10, the embedded conversion option met the definition of a derivative and was accounted for separately.

The hosting debt instrument was recorded using the residual method.

The derivative component (the conversion option) was fair valued using a binomial lattice model, building in quoted market prices of WIHN class B shares, and inputs such as time value of money, volatility, and risk-free interest rates. It was valued at inception at USD 257,435, and was allocated between current and noncurrent on a prorata temporis basis according to the monthly repayment schedule. The derivative component will be revalued at fair value at each reporting date in line with ASC 815-15-30-1.

As at June 30, 2019, the full principal amount was still outstanding and no conversion rights had been exercised. The derivative components was measured at fair value at the reporting date at USD 337,437, broken down as USD 265,129 current and USD 72,308 noncurrent derivative liabilities. Therefore, for the six months to June 30, 2019, WISeKey recorded in the income statement, a net loss on derivative of USD 80,002. No debt discount amortization was recorded for the three days between the inception of the Yorkville Convertible Loan (June 27, 2019) and the period end (June 30, 2019) because the amount was highly immaterial to the accounts.

Derivative liabilities	USD'000
Balance as at December 31, 2018	—
Fair value of the derivative instrument (conversion option) recognized at issuance on June 27, 2019	257
Loss on derivative recognized as a separate line in the statement of loss	80
Balance as at June 30, 2019	337

Note 7.	Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 8.	Restricted cash

Restricted cash as at June 30, 2019 is made up of:

•	USD 4.5 million of the consideration for the sale of QuoVadis which is held in an escrow account, and to be released in an amount of up to USD 2,5 million on January 16, 2020 and the remaining amount on January 16, 2021 (see Note 28 for further details), and

•	A balance of CHF 324,073 (USD 331,976) on the liquidity account funded by WISeKey in relation to the services provided by a market maker since August 10, 2018. Upon WISeKey’s request, these services were stopped from June 25, 2019 and part of the outstanding balance was refunded to WISeKey after the reporting date as detailed in Note 35.

Note 9.	Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

	As at June 30,	As at December 31,
USD'000	2019 (unaudited)	2018
Trade accounts receivable	5,224	7,607
Allowance for doubtful accounts	(5)	(4)
Accounts receivable from other related parties	8	1
Accounts receivable from underwriters, promoters, and employees	10	—
Other accounts receivable	25	16
Total accounts receivable net of allowance for doubtful accounts	5,262	7,620

The accounts receivable from other related parties consist of balances with OISTE as further detailed in Note 34.

Note 10.	Inventories

Inventories consisted of the following:

	As at June 30,	As at December 31,
USD'000	2019 (unaudited)	2018
Raw materials	819	1,342
Work in progress	3,444	2,844
Total inventories	4,263	4,186

Note 11.	Other current assets

Other current assets consisted of the following:

	As at June 30,	As at December 31,
USD'000	2019 (unaudited)	2018
Value-Added Tax Receivable	1,058	858
Advanced payment to suppliers	221	53
Deposits, current	9	4
Other currrent assets	4	4
Total other current assets	1,292	919

Note 12.	Equity securities, at fair value

On March 29, 2017, the Group announced that the respective boards of directors of WISeKey and OpenLimit Holding AG (DE: O5H) (“OpenLimit“) had decided that discussions in relation to a possible merger transaction between WISeKey and OpenLimit as previously announced on 25 July 2016 are not being further pursued. The then current interim financing provided by WISeKey to OpenLimit in a principal amount of EUR 750,000 was, in accordance with applicable terms of a convertible loan agreement, converted into OpenLimit Shares issued by OpenLimit out of its existing authorized share capital. The conversion price was set at 95% of the volume weighted average price (“VWAP”) of the OpenLimit shares traded on XETRA as reported by the XETRA for the ten trading days immediately preceding and including March 29, 2017. WISeKey received 2,200,000 newly issued fully fungible listed OpenLimit Shares representing – post issuance of these new shares – an 8.4% stake in OpenLimit on an issued share basis. The conversion price was EUR 0.3409. The equity securities were fair valued at market price on the date of the transaction to USD 846,561.

As at June 30, 2019, the fair value was recalculated using the closing market price on the XETRA of EUR 0.36 (USD 0.4093) and amounted to USD 900,497. The difference of USD 43,627 from the fair value at December 31, 2018 was accounted for in the income statement as a non-operational income in the 6 months to June 30, 2019.

Note 13.	Deferred tax credits

Deferred tax assets consisted of the following:

	As at June 30,	As at December 31,
USD'000	2019 (unaudited)	2018
Deferred research & development tax credits	3,056	2,505
Deferred other tax credits	36	36
Total deferred tax credits	3,092	2,541

WISeKey Semiconductors SAS is eligible for Research tax credits provided by the French government. As of June 30, 2019, and December 31, 2018, WISeKey Semiconductors SAS had a receivable balance of respectively USD 3,055,500 and USD 2,505,264 of tax credit. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. It is shown under noncurrent deferred tax assets in line with ASU 2015-17.

Note 14.	Property, plant and equipment

Property, plant and equipment, net consisted of the following.

	As at June 30,	As at December 31,
USD'000	2019 (unaudited)	2018
Machinery & equipment	3,877	3,815
Office equipment and furniture	2,485	2,469
Computer equipment and licences	1,069	1,056
Total property, plant and equipment gross	7,431	7,340
Accumulated depreciation for:
Machinery & equipment	(2,169)	(1,828)
Office equipment and furniture	(2,218)	(2,169)
Computer equipment and licences	(1,002)	(973)
Total accumulated depreciation	(5,389)	(4,970)
Total property, plant and equipment from continuing operations, net	2,042	2,370
Depreciation charge from continuing operations for the 6 months to June 30	396	429

Note 15.	Intangible assets

Intangible assets, net consisted of the following.

	As at June 30,	As at December 31,
USD'000	2019 (unaudited)	2018
Trademarks	129	128
Patents	2,281	2,281
License agreements	10,680	10,615
Other intangibles	6,108	6,070
Total intangible assets gross	19,198	19,094

Accumulated amortization for:
Trademarks	(127)	(126)
Patents	(1,429)	(1,175)
License agreements	(10,671)	(10,591)
Other intangibles	(6,108)	(6,070)
Total accumulated amortization	(18,335)	(17,962)
Total intangible assets from continuing operations, net	863	1,132
Amortization charge from continuing operations for the 6 months to June 30	270	230

Future amortization charges are detailed below:

Future estimated aggregate amortization expense from continuing
operations	USD'000
2019	263
2020	600
Total intangible assets, net	863

Note 16.	Leases

WISeKey has historically entered into a number of lease arrangements under which it is the lessee. WISeKey does not hold any finance lease, but holds 4 operating leases and 10 short-term leases. One of its short-term leases is for a vehicle, whilst all other leases relate to premises. We do not sublease. All of our operating leases include multiple optional renewal periods.

We have elected the short-term lease practical expedient related to leases of various premises and equipment. We have elected the practical expedients related to lease classification of leases that commenced before the effective date of ASC 842.

During the six months ended June 30, 2019 and 2018, we recognized rent expense associated with our leases as follows:

	6 months ended June 30,
USD'000	2019 (unaudited)	2018 (unaudited)
Operating lease cost:
Fixed rent expense	270	269
Short-term lease cost	57	41
Net lease cost	327	310
Lease cost - Cost of sales	—	—
Lease cost - SG&A	327	310
Net lease cost	327	310

During the six months ended June 30, 2019 and 2018, we had the following cash and non-cash activities associated with our leases:

As at June 30,
USD'000	2019 (unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	270
Non-cash investing and financing activities :
Additions to ROU assets obtained from:
Net lease cost	327
New operating lease liabilities	1,756

The future payments due under operating leases are shown in Note 24.

As of June 30, 2019, the weighted-average remaining lease term for all operating leases is 2.91 years.

Because we generally do not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate. The weighted average discount rate associated with operating leases as of June 30, 2019, is 3.0%.

Note 17.	Goodwill

We test goodwill for impairment annually on October 1 or as and when indicators of impairment arise. After a review of the incoming orders and order backlog, we performed an ad-hoc impairment test as at March 31, 2019. As at March 31, 2019, the fair value of the net assets of the reporting unit concerned by goodwill was superior to the carrying value of the net assets and goodwill allocated. After March 31, 2019, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recorded in the six months to June 30, 2019.

USD'000	Iot Segment
Goodwill balance as at December 31, 2018	8,317
Goodwill acquired during the year	—
Goodwill balance as at June 30, 2019	8,317

Note 18.	Equity securities, at cost

On September 27, 2018 WISeKey purchased a warrant agreement in Tarmin Inc. from ExWorks as part of the eleventh amendment of the ExWorks Credit Agreement (see Note 22). As a result, WISeKey entered into a warrant agreement with Tarmin Inc (“Tarmin”) (the “Tarmin Warrant”), a private Delaware company, leader in data & software defined infrastructure to acquire 22% of common stock deemed outstanding at the time of exercise. The warrant may be exercised in parts or in full, at an exercise price of USD 0.01 per share at nominal value USD 0.0001. The purchase price of the Tarmin Warrant was USD 7,000,000, of which USD 3,000,000 was paid in cash on October 05, 2018 and the remaining USD 4,000,000 was paid on April 08, 2019.

The Tarmin Warrant was assessed as an equity investment without a readily determinable fair value and we elected the measurement at cost less impairment, adjusted for observable price changes for identical or similar investments of the same issuer as permitted by ASU 2016-01. As such, the Tarmin Warrant was initially recognized on the balance sheet at USD 7,000,000.

As at June 30, 2019, we performed a qualitative assessment to consider potential impairment indicators and did not identify impairment indicators. Therefore, no impairment loss was recorded in the six months to June 30, 2019. We also made reasonable efforts to identify any observable transactions of identical or similar investments of Tarmin, but did not identify any transaction requiring an adjustment to the carrying value of the Tarmin Warrant as at June 30, 2019. Therefore, the carrying value of the Tarmin Warrant as at June 30, 2019 was USD 7,000,000.

Note 19.	Accounts Payable

The current accounts payable consisted of the following.

	As at June 30,	As at December 31,
USD'000	2019 (unaudited)	2018
Trade creditors	6,869	6,995
Factors or other financial institutions for borrowings	920	934
Accounts payable to Board Members	103	239
Accounts payable to other related parties	33	292
Accounts payable to underwriters, promoters, and employees	2,215	2,185
Other accounts payable	1,999	2,272
Total accounts payable	12,139	12,917

Accounts payable to Board Members are made up of accrued board fees. See Note 34 for details.

Accounts payable to other related parties is made up of a CHF 32,310 (USD 33,098) payable balance to OISTE foundation. See Note 34 for details.

Accounts payable to employees consist primarily of holiday, bonus and 13th month accruals across WISeKey.

Other accounts payable are mostly amounts due or accrued for professional services (e.g. legal, accountancy, and audit services) and accruals of social charges in relation to the accrued liability to employees.

Note 20.	Notes payable

Notes payable consisted of the following

	As at June 30,	As at December 31,
USD'000	2019 (unaudited)	2018
Short-term loan	3,940	6,718
Short-term loan from shareholders	79	79
Total notes payable	4,019	6,797

As at June 30, 2019, the current notes payable balance was made up of:

•	a USD 3,940,023 short-term loan with ExWorks. See detail in Note 22.

•	short-term loans from the noncontrolling shareholders of WISeKey SAARC for a total amount of USD 78,744 at closing rate (USD 79,122 as at December 31, 2018). These loans do not bear interests.

The weighted–average interest rate on current notes payable outstanding at the reporting date, excluding loans from shareholders at 0%, was respectively 10.00% per annum and 1.62% per annum as at June 30, 2019 and December 31, 2018.

Note 21.	Other current liabilities

Other current liabilities consisted of the following:

	As at June 30,	As at December 31,
USD'000	2019 (unaudited)	2018
Value-Added Tax Payable	285	422
Other tax payable	22	91
Customer contract liability, current	110	142
Onerous contracts, current	—	—
Other current liabilities	253	321
Total other current liabilities	670	976

Note 22.	Loans and line of credit

Share Subscription Facility with GEM LLC

On January 19, 2016 the Group closed a Share Subscription Facility (“the GEM Facility”) with GEM LLC, (Global Equity Markets, “GEM), which is a CHF 60 million facility over 5 years and allows the Group to draw down funds at its option in exchange for WIHN class B shares. The mechanics of the deal allow for a drawdown essentially 18 times in a year, the amount being in a range related to the trading volume and price of the WIHN class B share trading on the Swiss SIX Stock Exchange. The drawdown amount is based on 90% of the average closing price of the last 15 trading days multiplied by 1,000% of the average volume of the last 15 trading days. GEM can then elect to purchase between 50% and 200% of this figure.

The instrument was assessed under ASC 815 as an equity instrument. The drawdowns were reflected as increases in Common Share Capital with an increase in the value of common stock issued and the difference between the nominal value of the shares and the funds received being recorded against Additional Paid-In Capital (“APIC” ).

In 2017, WISeKey made three drawdowns for a total of CHF 3,905,355 in exchange for a total of 825,000 WIHN class B shares issued out of authorized share capital.

There were no drawdowns made in 2018 or in the six months to June 30, 2019.

Therefore, as at June 30, 2019 the outstanding facility available is CHF 56,094,645.

Acquisition line of credit agreement with ExWorks Capital Fund I, L.P

On January 16, 2017 the Group signed an acquisition line of credit agreement with ExWorks Capital Fund I, L.P. (“ExWorks”) (the “ExWorks Line of Credit”) headquartered in the USA, is an international, import and export finance company that offers financing solutions to businesses utilizing its own capital as well as by leveraging its Delegated Authority granted by both the SBA and ExIm Bank. A first amendment was subsequently signed on February 06, 2017, a second amendment on March 31, 2017, a third amendment on July 21, 2017, a fourth amendment on August 10, 2017, a fifth amendment on September 19, 2017, a sixth amendment on February 5, 2018, a seventh amendment on March 30, 2018, an eighth amendment on June 20, 2018, a ninth amendment on July 24, 2018, a tenth amendment on August 17, 2018, and an eleventh amendment on September 27, 2018.

As of December 31, 2018, under the ExWorks Line of Credit as amended, the Group may borrow up to USD 22,646,437, including a loan of up to USD 4,000,000 to support the launch of WISeKey's WISeCoin setup. Borrowings under the ExWorks Line of Credit bear interest payable monthly at 1%. The maturity date of the arrangement is January 16, 2020 with an option to extend maturity to January 16, 2021 for a fee equal to 12% of the outstanding loan at the time WISeKey exercises the extension option. Under current terms, ExWorks can elect to have part of or all of the principal loan amount and interests paid either in cash or in WIHN class B shares at a conversion price of USD 4.74 per share.

Under the terms of the ExWorks Line of Credit, the Group is required to not enter into agreements that would result in restriction on liens, reserved restriction on indebtedness, mergers, consolidations, organizational changes except with an affiliate, contingent and third party liabilities, any substantial change in the nature of its business, restricted payments, insider transactions, certain debt payments, certain agreements, negative pledge or asset transfer other than sale of assets in the ordinary course of business. Furthermore, the Group is required to maintain its existence and pay all taxes and other liabilities, provide ExWorks with periodical accounting reports and the detail of any material litigation, comply with applicable laws, meet the financial covenants set in the line of credit agreement in terms of average cash on hand and minimum ending cash on hand. The Group has complied with the line of credit covenants in the 12 months to December 31, 2018.

As at December 31, 2018, borrowings under the ExWorks Line of Credit are secured by (i) the grant of options to ExWorks exercisable for up to 1,075,000 WIHN class B registered shares, par value CHF 0.05, at an exercise price of CHF 3.15; (ii) 100% of the shares in QuoVadis Trustlink Schweiz AG; (iii) any cash bank account of the Group held in Switzerland; (iv) 100% of the shares in WISeKey USA; (v) 100% of the shares in WISeKey Singapore; (vi) 100% of the shares held by the Group in WISeKey SAARC Ltd; and (vii) all shares owned by WISeKey (Bermuda) Holding Ltd in each of its subsidiaries.

The ExWorks Line of Credit can be up-sized / syndicated at the same terms for up to an additional USD 10,000,000 by way of adding co-lender(s) or selling a participation interest.

The line of credit was initially recognized as a revolving credit falling under ASC 480, and, in line with ASU 2015-15 the commitment fee and debt issuance costs totalling USD 3,165,880 were capitalized as deferred charges to be amortized over the duration of the contract. These deferred charges included the fair value of an option agreement signed by both parties on February 06, 2017, granting ExWorks the option to acquire up to 1,075,000 WIHN class B shares at an exercise price of CHF 3.15, exercisable in a maximum of four separate exercises, between June 28, 2017 and February 06, 2020. The option agreement exercisable for up to 1,075,000 WIHN class B shares was fair valued at grant for an amount of USD 2,173,395 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, February 06, 2017, of CHF 4.04. The option agreement was assessed as equity instrument. The credit entry from the recognition of the option agreement fair value was booked in APIC.

However, the fifth amendment on September 19, 2017 introduced an option to convert payments of the full or partial amounts of principal loan, interests and fees in WIHN class B shares. The introduction of the conversion option was assessed to be a substantial modification of terms for the existing contract and therefore, in line with ASC 470-50-40-6, was accounted for like an extinguishment. As a result, all fees and debt issuance costs, including the option agreement, previously capitalized were fully amortized into the income statement in 2017, the old debt was written off, and the new debt was accounted for at fair value. This gave rise to a USD 6,511,421 loss on extinguishment in 2017 made up of total amendment fees of USD 700,000, the unamortized portion of the commitment fee and debt issuance costs totalling USD 2,199,502 (of which USD 1,467,746 related to the option agreement), and the fair value of the conversion option introduced for USD 4,087,519 calculated using the Black-Scholes model and the market price of WIHN class B shares as at the date of the fifth amendment of CHF 4.10 (USD 4.26 at historical rate).

As at December 31, 2017, there were no unamortized debt discount/premium or debt issuance costs. We note that the conversion option was assessed as an equity instrument which did not require bifurcation from its debt host. The credit entry from the recognition of the conversion option fair value was booked in APIC.

The sixth amendment signed on February 05, 2018 extended maturity of the loans to January 16, 2020 (instead of January 15, 2019), reduced the monthly interest rate to 1% (instead of 1.5%), and introduced a clause whereby cash repayments are restricted in time. The amendment fee was USD 1,890,000.

The seventh amendment signed on March 30, 2018, granted an extension of USD 4m to the maximum loan amount to be used for “Other Approved Business Purpose”. The amendment fee was USD 400,000. As at December 31, 2018 WISeKey has drawn USD 3,995,575 from this extended facility to fund the creation of WISeCoin AG.

Both the sixth and seventh amendments were analysed as debt modification and accounted for under ASC 470-50-40-14. Total debt issue costs of USD 2,290,000 were recorded as debt discounts and amortized over the duration of the credit line.

The eighth, ninth and tenth amendments were assessed and did not give rise to any debt modification or debt extinguishment accounting.

With the eleventh amendment on September 27, 2018 ExWorks removed liens on some intellectual property of the Group in exchange for WISeKey purchasing from ExWorks a 22% warrant in Tarmin (see note 19) for a total purchase price of USD 7,000,000 made up of a USD 3,000,000 cash payment made on October 05, 2018 and a USD 4,000,000 promissory note payable on March 31, 2019. The amendment fee was USD 250,000. The Tarmin Warrant was assessed as an equity investment without a readily determinable fair value and we elected the measurement at cost less impairment, adjusted for observable price changes for identical or similar investments of the same issuer as permitted by ASU 2016-01. As such, the Tarmin Warrant was initially recognized on the balance sheet at USD 7,000,000.

In line with ASC 470-50, we compared the present value of the new debt per the eleventh amendment to the present value of the old debt under the tenth amendment and concluded that the difference was below the 10% threshold. The eleventh amendment was analysed as a debt modification and accounted for under ASC 470-50-40-14. Total debt issue costs of USD 2,540,000 were recorded as debt discounts and amortized over the duration of the credit line.

As at December 31, 2018, outstanding borrowings were USD 22,642,012 and unamortized debt discount USD 1,375,374.

On January 16, 2019, WISeKey repaid in cash all outstanding amounts: USD 22,618,226 of principal, USD 120,654 of accrued interests, and USD 2,595,000 of accrued fees.

For the period starting January 01, 2019 to January 16, 2019, WISeKey recorded a total debt amortization charge of USD 49,822. Therefore the unamortized debt discount as at January 16, 2019 amounted to USD 1,325,552.

The repayment of the loan was assessed as a debt extinguishment in line with ASC 405-20-40-1. As a result, the unamortized debt discount of USD 1,325,552 was expensed as loss on debt extinguishment in the income statement. Because most of the principal loan balance related to the acquisition credit line for the purchase of QuoVadis in 2017, and in application of ASC 205-20-45-6 to 205-20-45-8 after the signature of the SPA to sell QuoVadis, WISeKey further elected to apply ASC 205-20-45-8 and to allocate interest to the discontinued operations based on the debt that can be identified as specifically attributed to the operations of QuoVadis. As a result USD 1,092,783 out of the USD 1,325,552 total loss on debt extinguishment was recorded under discontinued operations and presented as a separate line item in the income / (loss) on discontinued operations presented in Note 28. The remaining USD 232,769 loss on debt extinguishment attributable to continuing operations is showing as a separate line item on the face of the income statement.

Standby Equity Distribution Agreement with YA II PN, Ltd.

On February 08, 2018 WISeKey entered into a Standby Equity Distribution Agreement with a fund managed by Yorkville Advisors Global, LLC. Under the terms of the SEDA as amended, Yorkville has committed to provide WISeKey, upon a drawdown request by WISeKey, up to CHF 50,000,000 in equity financing over a three-year period ending March 01, 2021. Provided that a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 by drawdown, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The purchase price will be 93% of the relevant market price at the time of the drawdown, determined by reference to a five-day trading period following the draw down request by WISeKey.

The instrument was assessed under ASC 815 as an equity instrument. WISeKey paid a one-time commitment fee of CHF 500,000 (USD 524,231 at historical rate) on April 24, 2018 in 100,000 WIHN Class B Shares. In line with ASU 2015-15 the commitment fee was capitalized as deferred charges to be amortized over the duration of the contract as a reduction of equity.

In 2018, WISeKey made 4 drawdowns for a total of CHF 1,749,992 (USD 1,755,378 at historical rate) in exchange for a total of 540,539 WIHN class B shares issued out of authorized share capital or treasury share capital.

On January 08, 2019 WISeKey made one drawdown for CHF 250,000 (USD 245,125 at historical rate) in exchange for 97,125 WIHN class B shares issued out of treasury share capital.

The amortization charge for the capitalized fee recognized in APIC amounted to USD 91,061 for the six months to June 30, 2019 and the remaining deferred charge balance as at June 30, 2019 was USD 306,892 broken down as USD 184,134 current and USD 122,758 noncurrent.

As at June 30, 2019 the outstanding equity financing available was CHF 48,000,008, and 343,633 WIHN Class B shares were on loan to Yorkville under the share-lending arrangement, at an aggregate fair value of USD 865,952 calculated based on the market price of a share at the reporting date (CHF 2.46, USD 2.52). There is no set term for the shares on loan. WISeKey retains title over the shares on loan to Yorkville and, as such, they have been treated as treasury shares in equity and for the purpose of calculating earnings per share.

Facility Agreement and Convertible Loan Agreement with YA II PN, Ltd.

On September 28, 2018 WISeKey entered into the Yorkville Loan, a Facility Agreement with Yorkville to borrow USD 3,500,000 repayable by May 01, 2019 in monthly cash instalments starting in November 2018. The loan bears an interest rate of 4% per annum payable monthly in arrears. A fee of USD 140,000 and debt issuance costs of USD 20,000 paid at inception.

The debt instrument was assessed as a term debt. A discount of USD 160,000 was recorded at inception and will be amortized using the effective interest method over the life of the debt.

The remaining loan balance at December 31, 2018 was USD 2,717,773 including unamortized debt discount of USD 57,007.

The discount amortization expense recorded for the period to December 31, 2018 was USD 102,993.

In the period to December 31, 2018, WISeKey repaid USD 725,220 of the principal loan amount in cash.

On June 27, 2019, WISeKey entered into the Yorkville Convertible Loan, a Convertible Loan Agreement with Yorkville to borrow USD 3,500,000 repayable by August 01, 2020 in monthly instalments starting in August 01, 2019 either in cash or in WIHN class B Shares. The loan bears an interest rate of 6% per annum payable monthly in arrears. Total fees of USD 160,000 were paid at inception.

The conversion option into WIHN Class B shares is exercisable at the election of Yorkville and may be exercised at each monthly repayment date, covering any amount outstanding, be it principal and/or accrued interests. The initial exercise price is set at CHF 3.00 per WIHN class B Share but may be adjusted as a result of specific events so as to prevent any dissolution effect. The events triggering anti-dissolution adjustments are: (a) increase of capital by means of capitalization of reserves, profits or premiums by distribution of WIHN Shares, or division or consolidation of WIHN Shares, (b) issue of WIHN shares or other securities by way of conferring subscription or purchase rights, (c) spin-offs and capital distributions other than dividends, and (d) dividends.

At the date of inception of the Yorkville Convertible Loan, on June 27, 2019, an unpaid balance of USD 500,000 remained on the Yorkville Loan. There was no unamortized debt discount on the Yorkville Loan as it was amortized in accordance with the planned repayment schedule, i.e. by May 01, 2019.

In line with ASC 470-50, we compared the present value of the new debt (the Yorkville Convertible Loan) to the present value of the old debt (the Yorkville Loan) using the net method and concluded that the difference was below the 10% threshold. Therefore the Yorkville Convertible Loan was analyzed as a debt modification and accounted for under ASC 470-50-40-14.

In line with ASU 2014-16, the convertible note was assessed as a hybrid instrument, being a debt instrument with an equity-linked component (the conversion option). Per ASC 815-10, the embedded conversion option met the definition of a derivative and was accounted for separately, thereby creating a debt discount.

The derivative liability component (the conversion option) was fair valued using a binomial lattice model, building in quoted market prices of WIHN class B shares, and inputs such as time value of money, volatility, and risk-free interest rates. It was valued at inception at USD 257,435, and was allocated between current and noncurrent on a prorata temporis basis according to the monthly repayment schedule. The derivative component will be revalued at fair value at each reporting date in line with ASC 815-15-30-1.

On the date of the agreement, WISeKey signed an option agreement granting Yorkville the option to acquire up to 500,000 WIHN class B shares at an exercise price of CHF 3.00, exercisable between June 27, 2019 and June 27, 2022. In order to prevent any dissolution effect, the exercise price may be adjusted as a result of the same specific events listed above as adjustments to the conversion price of the principal amount. In line with ASC 470-20-25-2, the proceeds from the convertible debt with a detachable warrant was allocated to the two elements based on the relative fair values of the debt instrument net of the warrant and the embedded conversion separated out on the one side, and the warrant at time of issuance on the other side. The option agreement was assessed as an equity instrument and was fair valued at grant for an amount of USD 373,574 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, June 27, 2019, of CH 2.35. The fair value of the debt was calculated using the discounted cash flow method as USD 3,635,638. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of USD 326,126, and the credit entry was booked in APIC.

As a result of the above accounting entries, the total debt discount recorded at inception was USD 743,561, made up of USD 160,000 fees to Yorkville, USD 257,435 from the bifurcation of the embedded conversion option into derivative liabilities, and USD 326,126 from the recognition of the warrant agreement.

As at June 30, 2019, the full principal amount was still outstanding and no conversion rights had been exercised. The derivative components was measured at fair value at the reporting date at USD 337,437, broken down as USD 265,129 current and USD 72,308 noncurrent derivative liabilities. Therefore, for the six months to June 30, 2019, WISeKey recorded in the income statement, a net loss on derivative of USD 80,002. No debt discount amortization was recorded for the three days between the inception of the Yorkville Convertible Loan (June 27, 2019) and the period end (June 30, 2019) because the amount was highly immaterial to the accounts.

Convertible Loan with Crede CG III, Ltd

On September 28, 2018 the Group closed a Convertible Loan Agreement with Crede CG III, Ltd for an amount of USD 3,000,000. The funds were made available on October 31, 2018. The loan bears a 10% p.a. interest rate, payable in arrears on a quarterly basis starting December 31, 2018, and is repayable in WIHN class B Shares any time between November 30, 2018 and the maturity date of September 28, 2020, at Crede’s election. Accrued interests are payable, at WISeKey’s sole election, either in cash or in WIHN class B Shares. The conversion price applicable to the prepayment of the principal amount or accrued interest is calculated as 93% of the average of the 2 lowest daily volume-weighted average prices quoted on the SIX Stock Exchange during the 10 Trading Days immediately preceding the relevant conversion date or interest payment date respectively, disregarding any day on which Crede (or its Affiliates or related party) has effected any trade, converted into USD at the exchange rate reported by Bloomberg at 9 a.m. Swiss time on the relevant conversion date or interest payment date. As at December 31, 2018 the full amount of USD 3 million remained outstanding and accrued interest of USD 50,833 were recognized in the income statement.

Due to Crede’s option to convert the loan in part or in full at any time before maturity, the Crede Convertible Loan was assessed as a share-settled debt instrument with an embedded put option. Because the value that Crede will receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Crede Convertible Loan was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

On the date of the agreement, WISeKey signed an option agreement granting Crede the option to acquire up to 408,247 WIHN class B shares at an exercise price of CHF 3.84, exercisable between October 31, 2018 and October 29, 2021. Per the option agreement’s term, the date of grant under US GAAP is October 29, 2018 upon issuance of a Tax Ruling from the Swiss Federal Tax Administration and the Zug tax authority. In line with ASC 470-20-25-2, the proceeds from the convertible debt with a detachable warrant was allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. The option agreement was assessed as an equity instrument and was fair valued at grant for an amount of USD 408,056 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, October 29, 2018, of CH 3.06. The fair value of the debt was calculated using the discounted cash flow method as USD 2,920,556. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of USD 367,771, and the credit entry was booked in APIC.

On January 03, 2019 Crede exercised a conversion in the amount of USD 73,559 in exchange for 30,000 WIHN class B shares issued out of treasury share capital.

On January 03, 2019 Crede exercised a conversion in the amount of USD 265,099 in exchange for 100,000 WIHN class B shares issued out of treasury share capital.

On February 26, 2019 Crede exercised a conversion in the amount of USD 279,525 in exchange for 100,000 WIHN class B shares issued out of treasury share capital.

As at June 30, 2019, the principal amount outstanding was USD 2,381,817. For the six months to June 30, 2019, the Group recorded a net debt discount amortization expense in the income statement of USD 59,235.

Credit Agreement with ExWorks Capital Fund I, L.P

On April 04, 2019 WISeCoin AG (“WISeCoin”), an affiliate of the Company, signed a credit agreement with ExWorks. Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and may add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bears an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement is April 04, 2020 therefore all outstanding balances are classified as current liabilities in the balance sheet. ExWorks can elect to have part of or all of the principal loan amount and interests paid either in cash or in WISeCoin Security Tokens (the “WCN Token”) as may be issued by WISeCoin from time to time. As at June 30, 2019, the conversion price is set at CHF 12.42 per WCN Token based on a non-legally binding term sheet.

Under the terms of the credit agreement, WISeCoin is required to not enter into agreements that would result in liens on property, assets or controlled subsidiaries, in indebtedness other than the exceptions listed in the credit agreement, in mergers, consolidations, organizational changes except with an affiliate, contingent and third party liabilities, any substantial change in the nature of its business, restricted payments, insider transactions, certain debt payments, certain agreements, negative pledge, asset transfer other than sale of assets in the ordinary course of business, or holding or acquiring shares and/or quotas in another person other than WISeCoin R&D. Furthermore, WISeCoin is required to maintain its existence, pay all taxes and other liabilities.

Borrowings under the line of credit are secured by first ranking security interests on all material assets and personal property of WISeCoin, and a pledge over the shares in WISeCoin representing 90% of the capital held by the Company. Under certain circumstances, additional security may be granted over the intellectual property rights of WISeCoin and WISeCoin R&D, and the shares held by WISeCoin in WISeCoin R&D.

In the six months to June 30, 2019, WISeKey recorded a total debt amortization charge of USD 70,023 and an unamortized debt discount of USD 89,977 remained as at June 30, 2019.

As at June 30, 2019, outstanding borrowings were USD 4,030,000.

Note 23.	Employee Benefit Plans

Defined Benefit Post-retirement Plan

The group maintains two pension plans: one maintained by WISeKey SA covering its employees in Switzerland, and a second one maintained by WISeKey Semiconductors SAS covering its French employees.

All plans are considered defined benefit plans and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services rateably over this period, and therefore, the income statement effects of pensions should follow a similar pattern ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

The Group records a net periodic pension cost in the statement of comprehensive loss.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair value of plan assets is determined based on prevailing market prices.

The defined benefit pension plan maintained by WISeKey Semiconductors SAS and its obligations to employees in terms of retirement benefits are limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan in not funded.

The pension liability calculated as at June 30, 2019 is based on annual personnel costs and assumptions from December 31, 2018.

The expected future cash flows to be paid by the Group for employer contribution for the year ended December 31, 2019 are USD 1,048,448.

	6 months ended	6 months ended
Movement in Funded Status	June 30,	June 30,
USD'000	2019	2018
Net Service cost	264	250
Interest cost/(credit)	66	50
Expected return on Assets	—	—
Amortization on Net (gain)/loss	36	47
Amortization on Prior service cost/(credit)	31	31
Total Net Periodic Benefit Cost/(credit)	397	377

Employer contributions paid in the period	(200)	(167)
Total Cashflow	(200)	(167)

All of the assets are held under the collective contract by the plan’s re-insurer company and are invested in a mix of Swiss and International bond and equity securities.

Note 24.	Commitments and contingencies

Lease Commitments

We lease certain facilities and equipment under operating leases (see Note 16). As of June 30, 2019, future minimum annual operating lease payments were as follows:

Year		USD'000
	2019	306
	2020	553
	2021	539
	2022	239
Total future minimum operating lease payments		1,637
Less effects of discounting		(128)
Lease liabilities recognized		1,509

Guarantees

Our software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if our products infringe a third party’s intellectual property rights. Certain of our product sales agreements also include provisions indemnifying customers against liabilities in the event we breach confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Note 25.	Stockholders’ equity

WISeKey International Holding AG	As at June 30, 2019		As at December 31, 2018
Share Capital	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Par value per share (in CHF)	0.01	0.05	0.01	0.05
Share capital (in USD)	400,186	1,475,000	400,186	1,472,276

Per Articles of association and Swiss capital categories
Authorized Capital - Total number of authorized shares	—	8,881,829	—	8,881,829
Conditional Share Capital - Total number of conditional shares	—	11,840,090	—	11,894,379
Total number of fully paid-in shares	40,021,988	28,824,086	40,021,988	28,769,797

Per US GAAP
Total number of authorized shares	40,021,988	49,948,127	40,021,988	41,063,901
Total number of fully paid-in issued shares	40,021,988	28,824,086	40,021,988	28,769,797
Total number of fully paid-in outstanding shares	40,021,988	26,868,706	40,021,988	26,681,736
Par value per share (in CHF)	0.01	0.05	0.01	0.05
Share capital (in USD)	400,186	1,475,000	400,186	1,472,276
Total share capital (in USD)	1,875,186		1,872,462

Treasury Share Capital
Total number of fully paid-in shares held as treasury shares	—	1,955,380	—	2,088,061
Treasury share capital (in USD)	—	1,509,818	—	1,138,596
Total treasury share capital (in USD)	—	1,509,818	—	1,138,596
Note: unregistered conversion of conditional capital NOT deducted from total number of conditional shares, i.e. as if the issue had not taken place.

In the period to June 30, 2019, WISeKey purchased a total of 391,824 treasury shares at an average purchase price of USD 2.85 per share, and sold a total of 524,505 treasury shares at an average sale price of USD 1.42 per share. In 2018, WISeKey purchased a total of 2,729,657 treasury shares at an average purchase price of USD 0.96 per share, and sold a total of 641,596 treasury shares at an average sale price of USD 2.92 per share.

Each Class A Share and each Class B Share carry one vote. Relative to the investment required to acquire a Class A Share, holders of Class A Shares benefit from a voting privilege, as one Class A Share grants its holder the same voting right as the higher par value Class B Shares. Pursuant to the Swiss Code of Obligations (the "CO"), the voting privilege of Class A Shares does not apply to the following matters to be resolved upon at the General Meeting:

— the election of the Company's auditor;

— the appointment of an expert to audit the Company's business management or parts thereof;

— any resolution regarding the instigation of a special investigation; and

— any resolution regarding the initiation of a liability action.

Both categories of Shares confer equal entitlement to dividends and liquidiation rights relative to the nominal value of the Class A Shares and the Class B Shares, respectively.

Only holders of Shares (including nominees) that are recorded in the share register as of the record date communicated in the invitation to the General Meeting are entitled to vote at a General Meeting.

Any acquirer of Shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any General Meeting, but will still be entitled to dividends and other rights with financial value with respect to such Shares.

Each holder of Class A Shares has entered into an agreement (each such agreement a "Shareholder Agreement") with the Company, pursuant to which such holder of Class A Shares has given the undertaking vis-à-vis the Company not to (i) directly or indirectly offer, sell, transfer or grant any option or contract to purchase, purchase any option or contract to sell, grant instruction rights with respect to or otherwise dispose of, or (ii) solicit any offers to purchase, otherwise acquire or be entitled to, any of his/her/its Class A Shares or any right associated therewith (collectively a “Transfer”), except if such Transfer constitutes a “Permitted Transfer”, as defined hereafter. A Permitted Transfer is defined as a Transfer by a holder of Class A Share to his/her spouse or immediate family member (or a trust related to such immediate family member) or a third party for reasonable estate planning purposes, the transfer to an affiliate and any transfer following conversion of his/her/its Class A Shares into Class B Shares. Each holder of a Class A Share has the right to request that, at the Company's annual General Meeting, an item be included on the agenda according to which Class A Shares are, at the discretion of each holder of Class A Shares, converted into Class B Shares.

Note 26.	Revenue

Disaggregation of revenue

The following table shows the Company’s revenues disaggregated by reportable segment and by product or service type:

Disaggregation of revenue	Typical payment	At one point in time		Over time		Total
		6 months ended June 30,		6 months ended June 30,		6 months ended June 30,
USD'000		2019	2018	2019	2018	2019	2018
IoT Segment
Payment at one point in time:
Secure chips	Upon delivery	11,332	15,591	—	—	11,332	15,591
Total IoT segment revenue		11,332	15,591	—	—	11,332	15,591

mPKI Segment
Certificates	Upon issuance	—	—	—	150	—	150
Licenses and integration	Upon delivery	650	781	—	—	650	781
SaaS, PCS and hosting	Quarterly or yearly	—	—	487	82	487	82
Total mPKI segment revenue		650	781	487	232	1,137	1,013
Total Revenue		11,982	16,372	487	232	12,469	16,604

For the periods ended June 30, 2019 and 2018, the Company recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Company’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	6 months ended June 30,
USD'000	2019	2018
IoT Segment
Europe	4,456	7,533
North America	5,369	7,110
Asia Pacific	1,389	872
Latin America	118	76
Total IoT segment revenue	11,332	15,591
Europe	1,089	962
Asia Pacific	27	51
Latin America	21	—
Total mPKI segment revenue	1,137	1,013
Total Net sales	12,469	16,604

Contract assets and deferred revenue

Our contract assets and deferred revenue consist of:

Contract assets and contract liabilities (continuing operations)
	As at June 30,	As at December 31,
USD'000	2019	2018
Trade accounts receivables
Trade accounts receivable - IoT segment	3,863	4,871
Trade accounts receivable - mPKI segment	1,361	2,736
Total trade accounts receivables	5,224	7,607
Contract assets	—	—
Total contract assets	—	—
Deferred Revenue
Deferred Revenue - mPKI segment	623	100
Total Deferred Revenue	623	100
Revenue recognized in the year from amounts included in the deferred revenue of the mPKI segment at the beginning of the year	65	297

Increases or decreases in trade accounts receivable, contract assets and deferred revenue were primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of June 30, 2019, approximately USD 623’297 is expected to be recognized from remaining performance obligations for mPKI contracts. We expect to recognize revenue for these remaining performance obligations during the next three years approximately as follows:

Estimated mPKI revenue from remaining performance obligations
as at June 30, 2019	USD'000
2019	68
2020	554
2021	1
Total remaining performance obligation	623

Note 27.	Stock-based compensation

Employee Stock Option Plans

The Stock Option Plan (“ESOP 1”) was approved on December 31, 2007 by the stockholders of WISeKey SA, representing 2’632’500 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.

The Stock Option Plan (“ESOP 2”) was approved on December 31, 2011 by the stockholders of WISeKey SA, representing 16’698’300 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.

At March 22, 2016 as part of the reverse acquisition transaction, both ESOP plans in existence in WISeKey SA were transferred to the Group at the same terms, with the share exchange term of 5:1 into WIHN Class B shares.

Grants

In the 6 months to June 30, 2019, the Group granted a total of 133,383 options, each option being exercisable into one class B share, as per below.

The options granted consist of:

•	41,420 options with immediate vesting granted to external advisors, 36,420 of which had been exercised as of June 30, 2019;

•	80,463 warrants with immediate vesting granted to employees, 43,964 of which had been exercised as of June 30, 2019; and

•	11,500 options with conditional vesting granted to an external advisor, which has not yet vested as of June 30, 2019.

The options granted were valued at grant date using the Black-Scholes model.

Stock Option Charge to the Income Statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model. Expected volatility is based on historical volatility of WIHN class B shares.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	June 30, 2019	June 30, 2018
Dividend yield	None	None
Risk-free interest rate used (average)	1.00%	1.00%
Expected market price volatility	56.86%	57.88%
Average remaining expected life of stock options (years)	3.60	2.36

As a result of the entry into force of ASU 2018-07 and its transitional guidance, unvested options to external advisers which were previously revalued to their fair value at reporting date, are no longer revalued in 2019.

Unvested options to employees as at June 30, 2019 were recognized prorata temporis over the service period (grant date to vesting date).

Following from the sale of QuoVadis, a total of 333,905 options granted to former employees in 2018 were forfeited in the six months to June 30, 2019, out of which 79,256 had vested and 254,649 remained unvested at the date of forfeiture. In line with ASU 2016-09, the compensation cost previously recognized in relation to unvested forfeited options were reversed to the income statement upon forfeiture. This resulted in a credit to the income statement of USD 240,259. There was no credit recorded for the forfeiture of vested options.

As a result, in the 6 months to June 30, 2019, a total charge of USD 163,019 for options granted to employees and nonemployees was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant.

The following table illustrates the development of the Group’s non-vested options during the 6 months ended June 30, 2019.

	Number of WIHN	Weighted-average
	Class B Shares	grant date fair value
Non-vested options	under options	(USD)
Non-vested options as at December 31, 2018	431,368	2.99
Granted	133,383	2.80
Vested	(121,883)	2.80
Non-vested forfeited or cancelled	(254,649)	3.75
Non-vested options as at June 30, 2019	188,219	1.94

As at June 30, 2019, there was an unrecognized compensation expense of USD 18,258 related to non-vested stock option based on compensation arrangements.

The following table summarizes the Group’s stock option activity for the 6 months ended June 30, 2019.

			Weighted average
	WIHN Class B	Weighted-average	remaining	Aggregate intrinsic
	Shares under	exercise price	contractual term	value
Options on WIHN Shares	options	(USD)	(in years)	(USD)
Outstanding as at December 31, 2018	1,342,819	2.76	3.00	(895,404)
Of which vested	911,451	3.28	2.26	(1,082,233)
Of which non-vested	431,368	—	—	—
Granted	133,383	3.31	—	—
Exercised or converted	(128,449)	3.18	—	284,216
Forfeited or cancelled	(333,905)	0.05	—	—
Expired	(199,000)	5.12	—	—
Outstanding as at June 30, 2019	814,848	3.31	1.83	(854,777)
Of which vested	626,629	3.18	1.89	(571,245)
Of which non-vested	188,219	—	—	—

Summary of Stock-Based Compensation Expenses

Stock-based compensation expenses	6 months ended	6 months ended
USD’000	June 30, 2019	June 30, 2018
In relation to Employee Stock Option Plans (ESOP)	149	1,164
In relation to non-ESOP Option Agreements	14	(114)
Total	163	1,050

Stock-based compensation expenses are recorded under the following expense categories in the income statement:

Stock-based compensation expenses	6 months ended	6 months ended
USD’000	June 30, 2019	June 30, 2018
Selling & marketing expenses / (credit)	(108)	218
General & administrative expenses	297	832
Research & development expenses / (credit)	(26)	—
Total	163	1,050

Note 28.	Divestiture and Discontinued operations

Classification as discontinued operations of the QuoVadis Group

On December 21, 2018 the Group signed a sale and purchase agreement (the “SPA”) to sell WISeKey (Bermuda) Holding Ltd and its affiliates to Digicert Inc, excluding the ISTANA product line. The group subsidiaries making up the QuoVadis Group in scope for the sale were WISeKey (Bermuda) Holding Ltd, QuoVadis Trustlink Schweiz AG, WISeKey (UK) Ltd, QuoVadis Trustlink BVBA, QuoVadis Trustlink BV, QV BE BV, QuoVadis Trustlink GmbH, QuoVadis Services Ltd, and QuoVadis Ltd.

The completion of the sale was conditional on: (i) the release of liens on QuoVadis companies held by ExWorks; (ii) consent from Edmund Gibbons Ltd, the joint venture partner holding 49% of QuoVadis Services Ltd; (iii) consent from the Bermuda Monetary Authority; and (iv) consent from the Regulatory Authority in Bermuda (the “RAB”) (the “RAB Consent”) to the change in ultimate beneficial ownership of QuoVadis Services Ltd, being the entity holding the Communications Operating Licence in Bermuda. The SPA states that should the RAB Consent not have been obtained when the other completion conditions are satisfied, WISeKey or Digicert Inc may require to complete the transaction except for QuoVadis Services Ltd, in which case the transfer of ownership of all QuoVadis entities to Digicert Inc would occur except for the shares held by WISeKey (Bermuda) Holding Ltd in QuoVadis Services Ltd which would be transferred to WISeKey International Holding AG until the RAB Consent is obtained.

We assessed the SPA under ASC 205 and concluded that the operation met the requirement to be classified as held for sale and as such qualifies as a discontinued operation from the date of the SPA, December 21, 2018. In line with ASC 205-20-45-3A and ASC 205-20-45-10 respectively, we reported the results of the discontinued operations as a separate component of income for the six months to June 30, 2019 and 2018, and we classified their assets and liabilities separately as held for sale in the balance sheet for the year to December 31, 2018.

No gain or loss on classification as held for sale was recorded in 2018.

The table below shows the reconciliation of the major classes of line items constituting income / (loss) on discontinued operations to the income / (loss) on discontinued operations reported in discontinued operations in the income statement:

	6 months ended	6 months ended
	June 30,	June 30,
USD'000	2019	2018
Net sales from discontinued operations	1,935	9,300
Cost of sales from discontinued operations	(791)	(4,168)
Gross profit	1,144	5,132

Research & development expenses	(121)	(1,227)
Selling & marketing expenses	(143)	(1,453)
General & administrative expenses	(337)	(5,075)

Non-operating income	36	36
Non-operating expenses	(103)	(63)
Gain / (loss) on debt extinguishment	(1,093)	—
Interest and amortization of debt discount	(41)	(1,733)
Gain on disposal of a business	31,100	—
Total operating and non-operating expenses from discontinued operations	29,298	(9,515)

Income / (loss) from discontinued operations before income tax	30,442	(4,383)

Income tax (expense) / recovery from discontinued operations	42	(1,098)
Income / (loss) on discontinued operations	30,484	(5,481)
Less: Net income on discontinued operations attributable to noncontrolling interests	58	(88)
Net income / (loss) on discontinued operations attributable to WISeKey
International Holding AG	30,426	(5,393)

The depreciation charge from discontinued operations for the six months ended June 30, 2018 was USD 240,269. In line with ASC 205, the depreciation of property, plant and equipment from discontinued operations stopped on the day that they qualified as held for sale. As a result, we did not record any depreciation charge from discontinued operations for the six months ended June 30, 2019.

The amortization charge from discontinued operations for the six months ended June 30, 2018 was USD 917,698. In line with ASC 205, the amortization of intangible assets from discontinued operations stopped on the day that they qualified as held for sale. As a result, we did not record any amortization charge from discontinued operations for the six months ended June 30, 2019.

WISeKey considered guidance on allocation of interest to discontinued operations per ASC 205-20-45-6 to 205-20-45-8. In the year 2017, the Group secured an acquisition line of credit agreement with ExWorks with an annual interest rate of 12% (see note 24 for detail). The purpose of this line of credit was the acquisition of the QuoVadis group which was completed on April 03, 2017. Although the debt and interest on debt will not be assumed by Digicert Inc nor is required to be repaid upon disposal, we have assessed that the amount of debt and related interest contracted for the acquisition of the QuoVadis Group is not directly attributable to or related to other operations of WISeKey, and elected to allocate those interests relating to the debt to acquire QuoVadis to discontinued operations. We reviewed the method of allocation based on net assets proposed under ASC 205-20-45-7 and considered that such allocation would not provide meaningful results because it would spread the interest onto other operations of the entity to which the interest is not directly attributable or related. Therefore WISeKey further elected to apply ASC 205-20-45-8 and to allocate interest to the discontinued operations based on the debt that can be identified as specifically attributed to the operations of QuoVadis.

The interest amounts allocated to and included in discontinued operations were respectively USD 1,233,324 and USD 1,764,519 for the six months ended June 30, 2019 and 2018.

In previous annual and interim reports, the results of the discontinued operations were included in the mPKI segment.

The table below shows the total operating and investing cash flows of the discontinued operation:

	6 months ended	6 months ended
	June 30,	June 30,
USD'000	2019	2018
Net cash provided by (used in) operating activities	783	1,061
Net cash provided by (used in) investing activities	—	(419)

Divestiture of the QuoVadis Group

The sale was completed on January 16, 2019, when all QuoVadis entities except QuoVadis Services Ltd were transferred to Digicert Inc. The transfer of ownership of QuoVadis Services Ltd was conditional on receiving the consent from the Regulatory Authority in Bermuda (the “RAB”) (the “RAB Consent”) to the change in ultimate beneficial ownership of QuoVadis Services Ltd, being the entity holding the Communications Operating Licence in Bermuda. The RAB Consent was obtained in February 2019 and the transfer of ownership of QuoVadis Services Ltd from WISeKey to Digicert Inc. was effective on February 28, 2019. We assessed the SPA under ASC 810-10-40-6 and concluded that the terms and conditions of the SPA met the definition to account for the sale as a single transaction effective on January 16, 2019.

The purchase price set in the SPA was USD 45,000,000 to be split USD 40,500,000 at completion of the sale and USD 4,500,000 to be paid into an escrow account used for the settlement of any post-completion claims and released in an amount up to USD 2,500,000 on the first anniversary of the completion and the remaining amount on the second anniversary of completion. The net purchase price of USD 35,839,960 paid to WISeKey was adjusted for the following items: (a) all accounts payable items and other liability items due for payment on or before December 31, 2018 were paid in full; (b) the QuoVadis Group companies was transferred free of indebtedness including any loan with WISeKey; and (c) the equivalent of USD 4,000,000 in cash in aggregate was retained in the bank accounts of the QuoVadis companies.

ISTANA-related contracts and rights were transferred to WISeKey SA prior to December 31, 2018.

The gain from divestiture recorded in the reporting period is USD 31,099,632, shown as a separate line within discontinued operations in the income statement.

WISeKey did not have any involvement with the QuoVadis Group or Digicert Inc after it had been deconsolidated. Digicert Inc was not and is not a related party of WISeKey, and neither the QuoVadis Group nor Digicert Inc are related parties to WISeKey after the deconsolidation.

Note 29.	Non-operating income

Non-operating income consisted of the following:

	Unaudited 6 months ended June 30,
USD'000	2019	2018
Foreign exchange gain	939	105
Financial income	50	51
Other	100	244
Total non-operating income from continuing operations	1,089	400

Note 30.	Non-operating expenses

Non-operating expenses consisted of the following:

	Unaudited 6 months ended June 30,
USD'000	2019	2018
Foreign exchange losses	1,397	479
Financial charges	105	107
Interest Expense	256	—
Other components of defined benefit plans, net	70	71
Other	6	394
Total non-operating expenses from continuing operations	1,834	1,051

Note 31.	Segment Information and Geographic Data

The Group has two segments: Internet of Things (“IoT”, previously referred to as “Semiconductors”) and managed Public Key Infrastructure (“mPKI”, previously referred to as “Others”). The Group’s chief operating decision maker, who is its Chief Executive Officer, reviews financial performance according to these two segments for purposes of allocating resources and assessing budgets and performance.

The IoT segment encompasses the design, manufacturing, sales and distribution of microprocessors operations. The mPKI segment includes all operations relating to the provision of secured access keys, authentication, signing software, certificates and digital security applications.

6 months to June 30, 2019
USD'000	IoT	mPKI	Total
Revenues from external customers	11,332	1,137	12,469
Intersegment revenues	128	1,394	1,522
Interest revenue	23	77	100
Interest expense	15	594	610
Depreciation and amortization	653	13	666
Segment income /(loss) before income taxes	552	(9,556)	(9,004)
Profit / (loss) from intersegment sales	6	66	72
Income tax recovery /(expense)	—	(1)	(1)
Other significant non cash items
Share-based compensation expense	—	163	163
Interest and amortization of debt discount and expense	—	143	143
Segment assets	17,329	60,327	77,656

Revenue reconciliation	USD'000
Total revenue for reportable segment	13,991
Elimination of intersegment revenue	(1,522)
Total consolidated revenue	12,469

Loss reconciliation	USD'000
Total profit / (loss) from reportable segments	(9,004)
Elimination of intersegment profits	(72)
Loss before income taxes	(9,076)

Assets	USD'000
Total assets from reportable segments	77,656
Elimination of intersegment receivables	(7,343)
Elimination of intersegment investment and goodwill	(11,421)
Consolidated total assets	58,892

Revenue and Property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region from continuing operations	6 months ended June 30,
USD'000	2019	2018
Switzerland	932	1,780
Europe	4,612	6,715
North America	5,369	7,111
Asia Pacific	1,416	922
Latin America	140	76
Total Net sales from continuing operations	12,469	16,604

Property, plant and equipment, net of depreciation by region	As at June 30,	As at December 31,
USD'000	2019	2018
Switzerland	49	57
Europe	1,973	2,289
North America	1	1
Asia Pacific	19	23
Total Property, plant and equipment, net of depreciation	2,042	2,370

Note 32.	Gain / (loss) per share

The computation of basic and diluted net loss per share for the Group is as follows:

	6 months ended June 30,
Gain / (loss) per share	2019	2018
Net gain / (loss) attributable to WISeKey International Holding AG (USD'000)	21,768	(10,712)
Shares used in net gain / (loss) per share computation:
Weighted average shares outstanding - basic	35,544,665	33,266,555
Effect of potentially dilutive equivalent shares	1,260,387	N/A
Weighted average shares outstanding - diluted	36,805,052	N/A
Net gain / (loss) per share
Basic weighted average loss per share attributable to WIHN (USD)	0.61	(0.32)
Diluted weighted average loss per share attributable to WIHN (USD)	0.60	(0.32)

For the six months ended June 30, 2018, for purposes of the diluted net loss per share calculation, stock options, share subscriptions in progress, convertible instruments and warrants are considered potentially dilutive securities and are excluded from the calculation of diluted net loss per share, because their effect would be anti-dilutive. Therefore basic and diluted net loss per share was the same for the six months ended June 30, 2018 due to the Group’s net loss position.

Note 33.	Legal proceedings

We are currently not party to any legal proceedings and claims.

Note 34.	Related parties disclosure

Subsidiaries

The consolidated financial statements of the Group include the entities listed in the following table. All are fully consolidated in the financial statements of the Group.

Group Company Name	Country of	Share Capital		% ownership	% ownership
	incorporation			as of June 30,	as of December	Nature of business
				2019	31, 2018
WISeKey SA	Switzerland	CHF	933,436	95.55%	95.35%	Main operating company. Sales and R&D services
WISeKey Semiconductors SAS	France	EUR	1,298,162	100.0%	100.0%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	CHF	680,000	100.0%	100.0%	Non-operating investment company
WISeKey (Suisse) SA	Switzerland	CHF	100,000	100.0%	100.0%	Dormant
WISeKey ELA SL	Spain	EUR	4,000,000	100.0%	100.0%	Sales & support
WISeKey SAARC Ltd	U.K.	GBP	100,000	51.0%	51.0%	Non trading
WISeKey USA Inc*	U.S.A	USD	6,500	100%*	100%*	Sales & support
WISeKey India Private Ltd***	India	INR	1,000,000	45.9%	45.9%	Sales & support
WISeKey Singapore Pte Ltd**	Singapore	SGD	100,000	100.0%	100.0%	Sales & distribution
WISeKey KK	Japan	JPY	1,000,000	100.0%	100.0%	Sales & distribution
WISeKey Taiwan	Taiwan	TWD	100,000	100.0%	100.0%	Sales & distribution
WISeCoin AG	Switzerland	CHF	100,000	90.0%	90.0%	Sales & distribution
WISeKey Equities AG	Switzerland	CHF	100,000	100.0%	100.0%	Financing, Sales & distribution
WISeCoin France R&D Lab SAS	France	EUR	10,000	90.0%	not incorporated	Research & development
WISeKey Semiconductors GmbH	Germany	EUR	25,000	100.0%	not incorporated	Sales & distribution

* 50% owned by WISeKey SA and 50% owned by WiseTrust SA
** dormant or in the process of being liquidated
*** 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG

WISeKey France SAS and WISeKey Italia s.r.l. were liquidated in the period and as a result are no longer listed in the consolidated subsidiaries as at June 30, 2019.

WISeCoin France R&D Lab SAS was incorporated on March 4, 2019. It is controlled and 90%-owned by the Group, and was therefore consolidated from the date of its incorporation.

WISeKey Semiconductors GmbH was acquired on April 26, 2019 as an empty shell company. It is 100% controlled and owned by the Group, and was therefore consolidated from the date of its acquisition.

Related Party Transactions and Balances

	Receivables as at		Payables as at		Net expenses to		Net income from
Related Parties	June 30,	December 31,	June 30,	December 31,	in the 6 months ended June 30,		in the 6 months ended June 30,
(in USD'000)	2019	2018	2019	2018	2019	2018	2019	2018
1 Carlos Moreira	—	8	—	—	9	—	—	—
2 Maryla Shingler-Bobbio	—	—	—	—	71	51	—	—
3 Philippe Doubre	—	—	23	54	55	54	—	—
4 Juan Hernández Zayas	—	—	30	62	82	55	—	—
5 Thomas Hürlimann	—	—	20	24	47	3	—	—
6 Dourgam Kummer	—	—	—	68	31	163	—	—
7 David Fergusson	—	—	30	31	67	34	—	—
8 Roman Brunner	—	—	—	418	426	6	87	—
9 Anthony Nagel	—	—	—	—	—	—	58	—
10 Harald Steger	—	—	—	—	—	445	—	—
11 Don Tapscott	—	—	—	200	—	194	—	—
12 Wei Wang	—	—	—	—	—	187	—	—
13 OISTE	8	—	33	92	110	112	14	—
14 Todd Ruppert	—	—	—	—	—	354	—	—
15 Edmund Gibbons Limited	—	—	—	451	29	86	36	200
16 Terra Ventures Inc	—	—	31	31	—	—	—	—
17 SAI LLC (SBT Ventures)	—	—	32	32	—	—	—	—
18 GSP Holdings Ltd	—	—	16	16	—	—	—	—
19 Indian Potash Limited	—	—	—	—	—	—	—	44
Total	8	8	215	1,479	927	1,744	195	244

1. Carlos Moreira is the Chairman of the Board and CEO of WISeKey.

2. Maryla Shingler Bobbio is a Board member of the Group, and member of the Group’s audit committee and nomination & compensation committee. The expenses recorded in the income statement in the six months to June 30, 2019 relate to her Board fees.

3. Philippe Doubre is a Board member of the Group, and member of the Group’s nomination & compensation committee, as well as a shareholder. The payable to Philippe Doubre as at June 30, 2019 and expenses recorded in the income statement in the six months to June 30, 2019 relate to his Board fees.

4. Juan Hernández Zayas is a Board member of the Group, and member of the Group’s audit committee and strategy committee, as well as a shareholder. The payable to Juan Hernández Zayas as at June 30, 2019 and expenses recorded in the income statement in the six months to June 30, 2019 relate to his Board fees.

5. Thomas Hürlimann was a Board member of the Group for the 2018/2019 Board term. Mr. Hürlimann did not stand for re-election at the Group’s last Annual General Meeting on May 21, 2019 and is therefore no longer a Board member as at June 30, 2019. The payable to Thomas Hürlimann as at June 30, 2019 and expenses recorded in the income statement in the six months to June 30, 2019 relate to his 2018/2019 Board fees.

6. Dourgam Kummer is the Vice-Chairman of the Board of the Group, as well as a shareholder. Since January 07, 2019, Mr. Kummer is employed by the Company as Head Corporate M&A and, in line with the articles of association, is no longer entitled to compensation for his Board services. The expenses recorded in the income statement in the six months to June 30, 2019 relate to his Board fees up until December 31, 2018.

7. David Fergusson is a Board member of the Group, and member of the Group’s audit committee and nomination & compensation committee, as well as a shareholder. The payable to David Fergusson as at June 30, 2019 and expenses recorded in the income statement in the six months to June 30, 2019 relate to his Board fees.

8. Roman Brunner was the Chief Revenue Officer of the Group up until the divestiture of QuoVadis on January 16, 2019, and is a shareholder. Mr. Brunner entered into a loan agreement with WISeKey (Bermuda) Holding Ltd, an entity that is part of QuoVadis, in 2007 and has made loans to WISeKey (Bermuda) Holding Ltd of varying amounts since 2004. The loans carried an interest rate of 5% per annum. On January 16, 2019, immediately prior to the divestiture of QuoVadis, WISeKey repaid the outstanding loan to Roman Brunner in full for a total amount of USD 418,832, recorded as an expense to the income statement. The remaining expenses in the six months to June 30, 2019 represent the charge incurred in relation to the unvested options granted to Mr. Brunner for the period January 01, 2019 to January 16, 2019. The credit to the income statement in the six months to June 30, 2019 is the reversal of the charges previously incurred on the unvested options forfeited following the divestiture.

9. Anthony Nagel was the Chief Operations Officer of QuoVadis up until the divestiture of QuoVadis on January 16, 2019, and is a shareholder. The expenses recorded in the income statement in the six months to June 30, 2019 represent the charge incurred in relation to the unvested options granted to Mr. Nagel for the period January 01, 2019 to January 16, 2019. The credit to the income statement in the six months to June 30, 2019 is the reversal of the charges previously incurred on the unvested options forfeited following the divestiture.

10. Harald Steger was a member of the Group’s strategy committee until December 31, 2018.

11. Don Tapscott is a member of the Group’s strategy committee, and cofounder of The Tapscott Group Inc. In December 2018, WISeKey entered into an agreement with the Blockchain Research Institute, a division of The Tapscott Group Inc., to establish BlockChain Centers of Excellence and promote BlockChain technology worldwide.

12. Wei Wang was a member of the Group’s strategy committee until December 31, 2018.

13. The Organisation Internationale pour la Sécurité des Transactions Electroniques (“OISTE”) is a Swiss non-profit making foundation that owns a cryptographic rootkey. In 2001 WISeKey SA entered into a contract with OISTE to operate and maintain the global trust infrastructures of OISTE. In line with the contract, WISeKey pays a regular fee to OISTE for the use of its cryptographic rootkey. Several members of the Board of Directors of WISeKey are also members of the Counsel of the Foundation, which gives rise to the related party situation.

OISTE is also the minority shareholder in WISeCoin AG with a 10% ownership.

The expenses relating to OISTE recognized in the six months to June 30, 2019 relate solely to the license fee for the six months to June 30, 2019 under the contract agreement with WISeKey SA. As at June 30, 2019 WISeKey had a payable balance of USD 33,098 with OISTE. The income from OISTE related to IT services provided by WISeKey SA.

14. Todd Ruppert is a former shareholder.

15. Edmund Gibbons Limited had a 49% shareholding in QuoVadis Services Ltd before the entity, which was part of QuoVadis, was divested. QuoVadis Services Ltd had issued a promissory note to Edmund Gibbons Limited for USD 450,000 outstanding as at December 31, 2018. The note was non-interest bearing. On January 16, 2019, immediately prior to the divestiture of QuoVadis, WISeKey repaid the outstanding loan to Edmund Gibbons Limited in full for a total amount of USD 450,134, recorded as an expense to the income statement.

Up until the divestiture, Edmund Gibbons Ltd charged total rental fees of USD 28,757 to QuoVadis Services Ltd. The revenue of USD 35,562 recognized for the period up until divestiture relates to a Managed Services contract between Clarien Bank and QuoVadis Services Ltd.

16. Terra Ventures Inc has a 16% shareholding in WISeKey SAARC Ltd. Terra Ventures granted a GBP 24,507 loan to WISeKey SAARC Ltd on January 24, 2017. The loan is non-interest bearing and has no set repayment date.

17. SAI LLC, doing business as SBT Ventures, has a 16% shareholding in WISeKey SAARC Ltd. SAI LLC granted a GBP 25,000 loan to WISeKey SAARC Ltd on January 25, 2017. The loan is non-interest bearing and has no set repayment date.

18. GSP Holdings Ltd has a 16% shareholding in WISeKey SAARC Ltd. GSP Holdings Ltd granted a GBP 12,500 loan to WISeKey SAARC Ltd on February 02, 2017. The loan is non-interest bearing and has no set repayment date.

19. Indian Potash Limited (“IPL”) has a 10% shareholding in WISeKey India Private Ltd.

Note 35.	Subsequent events

Crede Convertible Loan

On June 24, 2019 Crede exercised a conversion in the amount of USD 208,755 in exchange for 100,000 WIHN class B shares issued out of treasury share capital. The shares were delivered on July 01, 2019, date when the transaction was recorded in the accounts.

The convertible loan balance outstanding after this conversion was USD 2,173,061.

Release of restricted cash

Following from WISeKey’s decision to stop the services of a market maker on June 25, 2019, a balance of CHF 300,000 (USD 307,316 at closing rate) was refunded from the liquidity account to WISeKey on July 03, 2019. The remaining balance on the liquidity after this refund was CHF 24,073 (USD 24,660). See Note 8.

SEDA drawdown

On August 15, 2019 WISeKey made one drawdown for CHF 250,000 (USD 245,125 at historical rate) in exchange for 120,250 WIHN class B shares issued out of treasury share capital. The outstanding equity financing available after this drawdown was CHF 47,750,008, and 223,383 WIHN Class B shares remained on loan to Yorkville under the share-lending arrangement.

Yorkville Convertible Loan

At the time of release of this annual report, WISeKey has repaid USD 300,000 toward the Yorkville Convertible Loan in cash, bringing the principal amount of the loan down to USD 3,200,000.

Share buyback program

On July 09, 2019, WISeKey started a share buyback program, to buy back WIHN class B shares up to a maximum 10.00% of the share capital and 5.35% of the voting rights. The repurchased registered class B shares shall be used as a reserve for future M&A transactions. In compliance with Swiss Law, at no time will WISeKey hold more than 10% of his own registered shares.

Liquidation of WISeKey Singapore Pte Ltd

On August 02, 2019 the appointed liquidator held the final meeting to close WISeKey Singapore Pte Ltd, a dormant entity of the group. The liquidation is expected to be effective in November 2019.

Confidential draft registration statement on Form 20-F under the US Securities Exchange Act of 1934 to the U.S. Securities and Exchange Commission (SEC)

On August 26, 2019 WISeKey announced that following the board of directors approval of a proposed listing of its Class B Shares in the form of American Depositary Shares on a U.S. stock exchange, it has submitted a confidential draft registration statement on Form 20-F under the U.S. Securities Exchange Act of 1934 to the U.S. Securities and Exchange Commission (SEC). A registration statement is a set of documents, including a prospectus, which a company must file with the U.S. Securities and Exchange Commission before it proceeds with the listing of its shares on a U.S. stock exchange.

No new securities will be issued in connection with the listing, which is expected to commence after the SEC completes its review process.

The announcement was made pursuant to, and in accordance with, Rule 135 under the Securities Act of 1933, as amended (the “Securities Act”) and shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act.